A Powerful *Growth* Platform

2010 ANNUAL REPORT



11005333





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HANES *Brands Inc*

HanesBrands has created a powerful growth platform through its investment in strong worldwide consumer brands, a global supply chain and a flexible long-term capital structure.

STRONG BRANDS



The company's brands are among the strongest in their basic apparel innerwear and outerwear categories around the world because of high quality, innovative product development and leading marketing investment. *Hanes* is America's No.1 basic apparel brand and can be found in nearly nine of every 10 homes.

LOW-COST GLOBAL SUPPLY CHAIN



HanesBrands has a balanced low-cost supply chain across the Western Hemisphere and Asia that supports commercial businesses in 7 core growth geographies: the United States, Canada, Mexico, Brazil, Japan, China and India. The company has more than 12,000 employees in Asia, compared with 500 just four years ago.

STRONG CASH FLOW


KENTUCKY
WILDCATS
AROLIN

HanesBrands' strong operating results and cash flow have resulted in a flexible long-term capital structure that can deliver shareholder value in numerous ways, including debt reduction and acquisitions. The company successfully acquired Gear For Sports, a leading licensed logo apparel seller, last year.

U.S. MARKET SHARE LEADERSHIP

Category	*HBI Unit Share Rank*
INNERWEAR	
Intimate Apparel	#1
Male Underwear	#1
Socks	#1
Hosiery/Tights	#1
OUTERWEAR	
T-Shirts	#2
Fleece	#1
Activewear	#3

Source: NPD Group, R12 Nov. 2010

FINANCIAL HIGHLIGHTS

NET SALES *(dollars in billions)*


5.0
2.5
$4.2
$3.9
$4.3
08
09
10

DILUTED EPS *(in dollars)*


3.0
1.5
$1.34
$0.54
$2.16
08
09
10

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 1, 2011

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 001-32891

Hanesbrands Inc.

(Exact name of registrant as specified in its charter)

Maryland	20-3552316
(State of incorporation)	*(I.R.S. employer identification no.)*
1000 East Hanes Mill Road Winston-Salem, North Carolina	27105
(Address of principal executive office)	*(Zip code)*

(336) 519-8080
(Registrant's telephone number including area code)

Securities registered pursuant to Section 12(b) of the Act:
Common Stock, par value $0.01 per share and related
Preferred Stock Purchase Rights

Name of each exchange on which registered:
New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference into Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ *(Do not check if a smaller reporting company)*	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of July 2, 2010, the aggregate market value of the registrant's common stock held by non-affiliates was approximately $2,307,420,788 (based on the closing price of the common stock of $24.30 per share on that date, as reported on the New York Stock Exchange and, for purposes of this computation only, the assumption that all of the registrant's directors and executive officers are affiliates and that beneficial holders of 5% or more of the outstanding common stock are not affiliates).

As of February 14, 2011, there were 96,367,197 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE
Part III of this Form 10-K incorporates by reference to portions of the registrant's proxy statement for its 2011 annual meeting of stockholders.

To Our Investors,

We had a great year in 2010. Sales and earnings per share increased by double digits. We grew both domestically and internationally in our core product categories. We expanded our market share substantially, and we made a successful acquisition. Best of all, we are in a great position to do it again in 2011, even with the challenge of cost inflation. Our brands and market share are stronger than ever, and we aim to capitalize further on this strength.

GROWTH TAKES OFF IN 2010

After spending several years investing in our brands, investing in our global low-cost supply chain and strengthening our capital structure, HanesBrands is delivering growth. Net sales in 2010 increased by 11 percent and diluted EPS increased to $2.16 from $0.54 a year earlier. On the strength of shelf-space gains, sales increased in nearly every country and in every category except sheer hosiery. Our market share gains were impressive in such a short period of time, particularly for men's underwear. Gear For Sports, a leader in licensed logo apparel, began contributing to sales growth in the fourth quarter after our acquisition of the company and will continue this year.

SIGNIFICANT U.S. MARKET SHARE GAINS

Men's Underwear	+ 5 pts
Socks	+ 2 pts
Women's Plus-Size	+ 2 pts
Bras	+ 2 pts
Activewear	+ 1 pt

Source: NPD Group, R12 Nov. 2010

OVERCOMING CHALLENGES IN 2011

The obvious challenge in 2011 for us, and the rest of the industry, is cost inflation, particularly the cost of cotton which has tripled in the last year. We benefit from our self-owned supply chain, which provides us earlier visibility to input-cost inflation compared with most of the industry. Fortunately, we used this information to our advantage by securing a substantial portion of our 2011 cotton needs relatively early and at favorable prices, and we have taken price increases to respond to this new cost environment. We are in a great position to manage through this year's inflation challenges. In fact, we believe that we have a competitive advantage: our brands command the No. 1 market share positions in key categories and our products are value-priced in the market. Therefore, we plan to price accordingly and continue to invest in our business.

This is the time to protect our product quality, advertise our brands, and partner on trade programs. With this continued investment, I am confident in our ability to have a very successful 2011.



Richard A. Noll
Chairman and Chief Executive Officer
March 2, 2011

TABLE OF CONTENTS

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

We own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks that we own or have rights to use that may appear in this Annual Report on Form 10-K include the *Hanes, Champion, C9 by Champion, Playtex, Bali, L'eggs, Just My Size, barely there, Wonderbra, Stedman, Outer Banks, Zorba, Rinbros, Duofold* and *Gear for Sports* marks, which may be registered in the United States and other jurisdictions. We do not own any trademark, trade name or service mark of any other company appearing in this Annual Report on Form 10-K.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). Forward-looking statements include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as "may," "believe," "will," "expect," "project," "estimate," "intend," "anticipate," "plan," "continue" or similar expressions. In particular, information appearing under "Business," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" includes forward-looking statements. Forward-looking statements inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is based on the current plans and expectations of our management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. The following include some but not all of the factors that could cause actual results or events to differ materially from those anticipated:

- our ability to successfully manage social, political, economic, legal and other conditions affecting our supply chain, such as disruption of markets, operational disruptions, changes in import and export laws, currency restrictions and currency exchange rate fluctuations;
- the impact of significant fluctuations and volatility in the price of various input costs, such as cotton and oil-related materials, utilities, freight and wages;
- the impact of natural disasters;
- the impact of the loss of one or more of our suppliers of finished goods or raw materials;
- our ability to effectively manage our inventory and reduce inventory reserves;
- our ability to optimize our global supply chain;
- current economic conditions;
- consumer spending levels;
- the risk of inflation or deflation;
- our ability to continue to effectively distribute our products through our distribution network;
- financial difficulties experienced by, or loss of or reduction in sales to, any of our top customers or groups of customers;
- gains and losses in the shelf space that our customers devote to our products;
- the highly competitive and evolving nature of the industry in which we compete;
- our ability to keep pace with changing consumer preferences;
- the impact of any inadequacy, interruption or failure with respect to our information technology or any data security breach;
- our debt and debt service requirements that restrict our operating and financial flexibility and impose interest and financing costs;
- the financial ratios that our debt instruments require us to maintain;
- future financial performance, including availability, terms and deployment of capital;
- our ability to comply with environmental and occupational health and safety laws and regulations;
- costs and adverse publicity from violations of labor or environmental laws by us or our suppliers;
- our ability to attract and retain key personnel;
- new litigation or developments in existing litigation; and
- possible terrorist attacks and ongoing military action in the Middle East and other parts of the world.

There may be other factors that may cause our actual results to differ materially from the forward-looking statements. Our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. You should carefully read the factors described in the "Risk Factors" section of this Annual Report on Form 10-K for a description of certain risks that could, among other things, cause our actual results to differ from these forward-looking statements.

All forward-looking statements speak only as of the date of this Annual Report on Form 10-K and are expressly qualified in their entirety by the cautionary statements included in this Annual Report on Form 10-K. We undertake no obligation to update or revise forward-looking statements that may be made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events, other than as required by law.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You can inspect, read and copy these reports, proxy statements and other information at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information regarding the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at *www.sec.gov* that makes available reports, proxy statements and other information regarding issuers that file electronically.

We make available free of charge at *www.hanesbrands.com* (in the "Investors" section) copies of materials we file with, or furnish to, the SEC. By referring to our corporate website, *www.hanesbrands.com*, or any of our other websites, we do not incorporate any such website or its contents into this Annual Report on Form 10-K.

PART I

ITEM 1. Business

General

We are a consumer goods company with a portfolio of leading apparel brands, including *Hanes, Champion, Playtex, Bali, L'eggs, Just My Size, barely there, Wonderbra, Stedman, Outer Banks, Zorba, Rinbros, Duofold* and *Gear for Sports*. We design, manufacture, source and sell a broad range of basic apparel such as T-shirts, bras, panties, men's underwear, kids' underwear, casualwear, activewear, socks and hosiery.

The basic apparel sector of the apparel industry is characterized by frequently replenished items, such as T-shirts, bras, panties, men's underwear, kids' underwear, socks and hosiery. Growth and sales in the basic apparel sector are not primarily driven by fashion, in contrast to other areas of the broader apparel industry. We focus on the core attributes of comfort, fit and value, while remaining current with regard to consumer trends. The majority of our core styles continue from year to year, with variations only in color, fabric or design details. Some products, however, such as intimate apparel, activewear and sheer hosiery, do have more of an emphasis on style and innovation. We continue to invest in our largest and strongest brands to achieve our long-term growth goals. In addition to designing and marketing basic apparel, we have a long history of operating a global supply chain that incorporates a mix of self-manufacturing, third-party contractors and third-party sourcing. On November 1, 2010, we completed our acquisition of GearCo, Inc., known as Gear for Sports, a leading seller of licensed logo apparel in collegiate bookstores and other channels.

Our fiscal year ends on the Saturday closest to December 31. All references to "2010," "2009" and "2008" relate to the 52 week fiscal years ended on January 1, 2011 and January 2, 2010 and the 53 week fiscal year ended on January 3, 2009, respectively.

Our operations are managed and reported in five operating segments, each of which is a reportable segment for financial reporting purposes: Innerwear, Outerwear, Hosiery, Direct to Consumer and International. These segments are organized principally by product category, geographic location and distribution channel. Each segment has its own management that is responsible for the operations of the segment's businesses but the segments share a common supply chain and media and marketing platforms. In October 2009, we completed the sale of our yarn operations and, as a result, we no longer have net sales in the Other segment, which was primarily comprised of sales of yarn to third parties. The following table summarizes our operating segments by category:

Segment	Primary Products	Primary Brands
Innerwear	Intimate apparel, such as bras, panties and shapewear	*Hanes, Playtex, Bali, barely there, Just My Size, Wonderbra*
	Men's underwear and kids' underwear	*Hanes, Polo Ralph Lauren**
	Socks	*Hanes, Champion*
Outerwear	Activewear, such as performance T-shirts and shorts, fleece, sports bras and thermals	*Champion, Duofold, Gear for Sports*
	Casualwear, such as T-shirts, fleece and sport shirts	*Hanes, Just My Size, Outer Banks, Champion, Hanes Beefy-T*
Hosiery	Hosiery	*L'eggs, Hanes, Donna Karan,* DKNY,* Just My Size*
Direct to Consumer	Activewear, men's underwear, kids' underwear, intimate apparel, socks, hosiery and casualwear	*Bali, Hanes, Playtex, Champion, barely there, L'eggs, Just My Size*
International	Activewear, men's underwear, kids' underwear, intimate apparel, socks, hosiery and casualwear	*Hanes, Champion, Wonderbra,** Playtex,** Stedman, Zorba, Rinbros, Kendall,* Sol y Oro, Bali, Ritmo*

* Brand used under a license agreement.

** As a result of the February 2006 sale of the European branded apparel business of Sara Lee Corporation, or "Sara Lee," we are not permitted to sell this brand in the member states of the European Union, or the "EU," several other European countries and South Africa.

Our brands have a strong heritage in the basic apparel industry. According to The NPD Group/Consumer Tracking Service, or "NPD," our brands held either the number one or number two U.S. market position by units sold in most product categories in which we compete, for the 12-month period ended December 31, 2010.

Our products are sold through multiple distribution channels. During 2010, approximately 44% of our net sales were to mass merchants in the United States, 15% were to national chains and department stores in the United States, 12% were in our International segment, 9% were in our Direct to Consumer segment in the United States, and 20% were to other retail channels in the United States such as embellishers, specialty retailers, wholesale clubs and sporting goods stores. We have strong, long-term relationships with our top customers, including relationships of more than ten years with each of our top ten customers. The size and operational scale of the high-volume retailers with which we do business require extensive category and product knowledge and specialized services regarding the quantity, quality and planning of product orders. We have organized multifunctional customer management teams, which has allowed us to form strategic long-term relationships with these customers and efficiently focus resources on category, product and service expertise. We also have customer-specific programs such as the *C9 by Champion* products marketed and sold through Target stores and our *Just My Size* program at Wal-Mart stores.

Our ability to react to changing customer needs and industry trends is key to our success. Our design, research and product development teams, in partnership with our marketing teams, drive our efforts to bring innovations to market. We seek to leverage our insights into consumer demand in the basic apparel industry to develop new products within our existing lines and to modify our existing core products in ways that make them more appealing, addressing changing customer needs and industry trends. Examples of our recent innovations include:

- *Barely There Smart Sizes*, a new bra sizing system that simplifies and streamlines the traditional bra sizing configuration from 16 sizes to just five sizes with innovative, "shape to fit" technology (2010).
- *Wonderbra Secret Agent No Slip Fit* Collection includes bras that feature shaping stay-in-place back and no slip straps that secretly work together to ensure everything stays comfortably in place all day (2010).
- *Bali Comfort-U* Bra with a feature that ensures that the straps and back stay in place, delivering the ultimate fit and comfort in a place most women don't think to look — the back (2010).
- *Hanes Comfort Flex* Underwear feature a softer, more stretchable waistband that comfortably shifts without pinching or binding (2010).
- *Hanes* dyed V-neck underwear T-shirts in black, gray and navy colors (2009).
- *Champion* 360° Max Support sports bra that controls movement in all directions, scientifically tested on athletes to deliver 360° support (2009).
- *Playtex 18 Hour Seamless* Smoothing bra that features fused fabric to smooth sides and back (2009).
- *Bali* Natural Uplift bras that feature advanced lift for the bust without adding size (2009).
- *Hanes* No Ride Up panties, specially designed for a better fit that helps women stay "wedgie-free" (2008).
- *Hanes* Lay Flat Collar T-shirts and *Hanes* No Ride Up boxer briefs, an innovation in product comfort and fit (2008).
- *Playtex 18 Hour* Active Lifestyle bra that features active styling with wickable fabric (2008).
- *Bali Concealers* bras, with revolutionary concealing petals for complete modesty (2008).
- *Hanes* Concealing Petals bras (2008).

We have restructured our supply chain over the past four years to create more efficient production clusters that utilize fewer, larger facilities and to balance our production capability between the Western Hemisphere and Asia. We have closed plant locations, reduced our workforce and relocated some of our manufacturing capacity to lower cost locations in Asia, Central America and the Caribbean Basin. With our global supply chain infrastructure in place, we are focused long-term on optimizing our supply chain to further enhance efficiency, improve working capital and asset turns and reduce costs through several initiatives, such as supplier-managed inventory for raw materials and sourced goods ownership arrangements. We commenced production at our textile production plant in Nanjing, China, which is our first company-owned textile facility in Asia, in the fourth quarter of 2009 and we ramped up production in 2010 to support our growth, with the expectation of ramping up to full capacity by the end of 2011. The Nanjing facility, along with our other textile facilities and arrangements with outside contractors, enables us to expand and leverage our production scale as we balance our supply chain across hemispheres to support our production capacity. We consolidated our distribution network by implementing new warehouse management systems and technology and adding new distribution centers and new third-party logistics providers to replace parts of our legacy distribution network, including relocating distribution capacity to our West Coast distribution facility in California in order to expand capacity for goods we source from Asia.

Our Brands

Our portfolio of leading brands is designed to address the needs and wants of various consumer segments across a broad range of basic apparel products. Each of our brands has a particular consumer positioning that distinguishes it from its competitors and guides its advertising and product development. We discuss some of our most important brands in more detail below.

Hanes is the largest and most widely recognized brand in our portfolio. The *Hanes* brand covers all of our product categories, including men's underwear, kids' underwear, bras, panties, socks, T-shirts, fleece and sheer hosiery. *Hanes* stands for outstanding comfort, style and value. According to Millward Brown Market Research, *Hanes* is found in 88% of the U.S. households that have purchased men's or women's casual clothing or underwear in the five-month period ended December 31, 2010.

Champion is our second-largest brand. Specializing in athletic and other performance apparel, the *Champion* brand is designed for everyday athletes. We believe that *Champion's* combination of comfort, fit and style provides athletes with mobility, durability and up-to-date styles, all product qualities that are important in the sale of athletic products. We also distribute *C9 by Champion* products exclusively through Target stores.

Playtex, the third-largest brand within our portfolio, offers a line of bras, panties and shapewear, including products that offer solutions for hard to fit figures. *Bali* is the fourth-largest brand within our portfolio, offering a range of bras, panties and shapewear sold in the department store channel. Our brand portfolio also includes the following well-known brands: *L'eggs, Just My Size, barely there, Wonderbra, Outer Banks, Duofold* and *Gear for Sports*. We entered into an agreement with Wal-Mart in 2009 that significantly expanded the presence of our *Just My Size* brand. These brands serve to round out our product offerings, allowing us to give consumers a variety of options to meet their diverse needs.

Our Segments

Our operations are managed and reported in five operating segments, each of which is a reportable segment for financial reporting purposes: Innerwear, Outerwear, Hosiery, Direct to Consumer and International. These segments are organized principally by product category, geographic location and distribution channel. Each segment has its own management that is responsible for the operations of the segment's businesses but the segments share a common supply chain and media and marketing platforms. In October 2009, we completed the sale of our yarn operations and, as a result, we no longer have net sales in the Other segment, which was primarily comprised of sales of yarn to third parties. For more information about our segments, see Note 18 to our financial statements included in this Annual Report on Form 10-K.

Innerwear

The Innerwear segment focuses on core apparel products, such as women's intimate apparel, men's underwear, kids' underwear, and socks, marketed under well-known brands that are trusted by consumers. We are an intimate apparel category leader in the United States with our *Hanes, Playtex, Bali, barely there, Just My Size* and *Wonderbra* brands. We are also a leading manufacturer and marketer of men's underwear and kids' underwear under the *Hanes* and *Polo Ralph Lauren* brand names. During 2010, net sales from our Innerwear segment were $2.0 billion, representing approximately 46% of total net sales.

Outerwear

We are a leader in the casualwear and activewear markets through our *Hanes, Champion, Just My Size* and *Duofold* brands, where we offer products such as T-shirts and fleece. Our casualwear lines offer a range of quality, comfortable clothing for men, women and children marketed under the *Hanes* and *Just My Size* brands. The *Just My Size* brand offers casual apparel designed exclusively to meet the needs of plus-size women. In 2009, we entered into a multi-year agreement to provide a women's casualwear program with our *Just My Size* brand at Wal-Mart stores. In addition to activewear for men and women, *Champion* provides uniforms for athletic programs and includes an apparel program, *C9 by Champion*, at Target stores. We also license our *Champion* name for collegiate apparel and footwear. We also supply our T-shirts, sport shirts and fleece products, including brands such as *Hanes, Champion, Outer Banks* and *Hanes Beefy-T*, to customers, primarily wholesalers, who then resell to screen printers and embellishers. On November 1, 2010, we completed our acquisition of Gear for Sports, a leading seller of licensed logo apparel in collegiate bookstores and other channels, which significantly strengthens our strategy of creating stronger branded and defensible businesses in our Outerwear segment. The operating results of Gear for Sports are included in the Outerwear segment. During 2010, net sales from our Outerwear segment were $1.3 billion, representing approximately 29% of total net sales.

Hosiery

We are the leading marketer of women's sheer hosiery in the United States. We compete in the hosiery market by striving to offer superior values and executing integrated marketing activities, as well as focusing on the style of our hosiery products. We market hosiery products under our *L'eggs, Hanes* and *Just My Size* brands. During 2010, net sales from our Hosiery segment were $167 million, representing approximately 4% of total net sales. We expect the trend of declining hosiery sales to continue consistent with the overall decline in the industry and with shifts in consumer preferences.

Direct to Consumer

Our Direct to Consumer operations include our value-based ("outlet") stores and Internet operations which sell products from our portfolio of leading brands. We sell our branded products directly to consumers through our outlet stores, as well as our websites operating under the *Hanes, One Hanes Place, Just My Size* and *Champion* names. Our Internet operations are supported by our catalogs. As of January 1, 2011 and January 2, 2010, we had 224 and 228 outlet stores, respectively. During 2010, net sales from our Direct to Consumer segment were $378 million, representing approximately 9% of total net sales.

International

Our International segment includes products that span across the Innerwear, Outerwear and Hosiery reportable segments and are primarily marketed under the *Hanes, Champion, Wonderbra, Playtex, Stedman, Zorba, Rinbros, Kendall, Sol y Oro, Bali* and *Ritmo* brands. During 2010, net sales from our International segment were $509 million, representing approximately 12% of total net sales and included sales in Latin America, Asia, Canada, Europe and South America. Our largest international markets are Canada, Japan, Mexico, Europe and Brazil, and we also have sales offices in India and China.

Design, Research and Product Development

At the core of our design, research and product development capabilities is an integrated team of over 325 professionals. A facility located in Winston-Salem, North Carolina, is the center of our research, technical design and product development efforts. We also employ creative design and product development personnel in our design center in New York City and design personnel at the Gear for Sports facility in Lenexa, Kansas. In 2010, 2009 and 2008, we spent approximately $47 million, $46 million and $46 million, respectively, on design, research and product development, including the development of new and improved products.

Customers

In 2010, approximately 88% of our net sales were to customers in the United States and approximately 12% were to customers outside the United States. Domestically, almost 81% of our net sales were wholesale sales to retailers, 10% were direct to consumers and 9% were wholesale sales to wholesalers and third-party embellishers. We have well-established relationships with some of the largest apparel retailers in the world. Our largest customers are Wal-Mart Stores, Inc., or "Wal-Mart," Target Corporation, or "Target," and Kohl's Corporation, or "Kohl's," accounting for 26%, 17% and 6%, respectively, of our total sales in 2010. As is common in the basic apparel industry, we generally do not have purchase agreements that obligate our customers to purchase our products. However, all of our key customer relationships have been in place for ten years or more. Wal-Mart, Target, Kohl's and CVS Caremark, "CVS," are our only customers with sales that exceed 10% of any individual segment's sales. In our Innerwear segment, Wal-Mart accounted for 38% of sales, Target accounted for 16% of sales and Kohl's accounted for 11% of sales during 2010. In our Outerwear segment, Target accounted for 31% of sales and Wal-Mart accounted for 20% of sales during 2010. In our Hosiery segment, Wal-Mart accounted for 25% of sales, Target accounted for 12% of sales and CVS accounted for 11% of sales during 2010.

Due to their size and operational scale, high-volume retailers such as Wal-Mart and Target require extensive category and product knowledge and specialized services regarding the quantity, quality and timing of product orders. We have organized multifunctional customer management teams, which has allowed us to form strategic long-term relationships with these customers and efficiently focus resources on category, product and service expertise. Smaller regional customers attracted to our leading brands and quality products also represent an important component of our distribution. Our organizational model provides for an efficient use of resources that delivers a high level of category and channel expertise and services to these customers.

Sales to the mass merchant channel in the United States accounted for approximately 44% of our net sales in 2010. We sell all of our product categories in this channel primarily under our *Hanes, Just My Size* and *Playtex* brands. Mass merchants feature high-volume, low-cost sales of basic apparel items along with a diverse variety of consumer goods products, such as grocery and drug products and other hard lines, and are characterized by large retailers, such as Wal-Mart. Wal-Mart, which accounted for approximately 26% of our net sales in 2010, is our largest mass merchant customer.

Sales to the national chains and department stores channel in the United States accounted for approximately 15% of our net sales in 2010. These retailers target a higher-income consumer than mass merchants, focus more of their sales on apparel items rather than other consumer goods such as grocery and drug products, and are characterized by large retailers such as Kohl's, JC Penney Company, Inc. and Sears Holdings Corporation. We sell all of our product categories in this channel. Traditional department stores target higher-income consumers and carry more high-end, fashion conscious products than national chains or mass merchants and tend to operate in higher-income areas and commercial centers. Traditional department stores are characterized by large retailers such as Macy's and Dillard's, Inc. We sell products in our intimate apparel, hosiery, socks, activewear and underwear categories through department stores.

Sales in our Direct to Consumer segment in the United States accounted for approximately 9% of our net sales in 2010. We sell our branded products directly to consumers through our 224 outlet stores, as well as our websites operating under the *Hanes, One Hanes Place, Just My Size* and *Champion* names. Our outlet stores are value-based, offering the consumer a savings of 25% to 40% off suggested retail prices, and sell first-quality, excess, post-season, obsolete and slightly imperfect products. Our websites, supported by our catalogs, address the growing direct to consumer channel that operates in today's 24/7 retail environment, and we have an active database of approximately four million consumers receiving our catalogs and emails. Our websites received over 20 million unique visitors in 2010.

Sales in our International segment represented approximately 12% of our net sales in 2010, and included sales in Latin America, Asia, Canada, Europe and South America. Our largest international markets are Canada, Japan, Mexico, Europe and Brazil, and we also have sales offices in India and China. We operate in several locations in Latin America including Mexico, Argentina, Brazil and Central America. From an export business perspective, we use distributors to service customers in the Middle East and Asia, and have a limited presence in Latin America. The brands that are the primary focus of the export business include *Hanes* and *Champion* socks, *Champion* activewear, *Hanes* underwear and *Bali, Playtex, Wonderbra* and *barely there* intimate apparel. As discussed below under "Intellectual Property," we are not permitted to sell *Wonderbra* and *Playtex* branded products in the member states of the EU, several other European countries, and South Africa. For more information about our sales on a geographic basis, see Note 19 to our financial statements.

Sales in other channels in the United States represented approximately 20% of our net sales in 2010. We sell T-shirts, golf and sport shirts and fleece sweatshirts to wholesalers and third-party embellishers primarily under our *Hanes, Hanes Beefy-T* and *Outer Banks* brands. Sales to wholesalers and third-party embellishers accounted for approximately 8% of our net sales in 2010. We also sell a significant range of our underwear, activewear and socks products under the *Champion* brand to wholesale clubs, such as Costco, and sporting goods stores, such as The Sports Authority, Inc. We sell primarily legwear and underwear products under the *Hanes* and *L'eggs* brands to food, drug and variety stores. We sell products that span across our Innerwear, Outerwear and Hosiery segments to the U.S. military for sale to servicemen and servicewomen.

Inventory

Effective inventory management is a key component of our future success. Because our customers generally do not purchase our products under long-term supply contracts, but rather on a purchase order basis, effective inventory management requires close coordination with the customer base. Through Kanban, a multi-initiative effort that determines production quantities, and in doing so, facilitates just-in-time production and ordering systems, as well as inventory management, demand prioritization and related initiatives, we seek to ensure that products are available to meet customer demands while effectively managing inventory levels. We also employ various other types of inventory management techniques that include collaborative forecasting and planning, supplier-managed inventory, key event management and various forms of replenishment management processes. Our supplier-managed inventory initiative is intended to shift raw material ownership and management to our suppliers until consumption, freeing up cash and improving response time. We have demand management planners in our customer management group who work closely with customers to develop demand forecasts that are passed to the supply chain. We also have professionals within the customer management group who coordinate daily with our larger customers to help ensure that our customers' planned inventory levels are in fact available at their individual retail outlets. Additionally, within our supply chain organization we have dedicated professionals who translate the demand forecast into our inventory strategy and specific production plans. These individuals work closely with our customer management team to balance inventory investment/exposure with customer service targets.

Seasonality

Our operating results are subject to some variability due to seasonality and other factors. Generally, our diverse range of product offerings helps mitigate the impact of seasonal changes in demand for certain items. Sales are typically higher in the last two quarters (July to December) of each fiscal year. Socks, hosiery and fleece products generally have higher sales during this period as a result of cooler weather, back-to-school shopping and holidays. Sales levels in any period are also impacted by customers' decisions to increase or decrease their inventory levels in response to anticipated consumer demand. Our customers may cancel orders, change delivery schedules or change the mix of products ordered with minimal notice to us. Media, advertising and promotion ("MAP") expenses may vary from period to period during a fiscal year depending on the timing of our advertising campaigns for retail selling seasons and product introductions.

Marketing

Our strategy is to bring consumer-driven innovation to market in a compelling way. Our approach is to build targeted, effective multimedia advertising and marketing campaigns to increase awareness of our key brands. Driving growth platforms across categories is a major element of our strategy as it enables us to meet key consumer needs and leverage advertising dollars. We believe that the strength of our consumer insights, our distinctive brand propositions and our focus on integrated marketing give us a competitive advantage in the fragmented apparel marketplace.

In 2010, we launched a number of new advertising and marketing initiatives:

- *Hanes* launched a new men's underwear marketing campaign starring Michael Jordan in a new television commercial that shows *Hanes* Lay Flat Collar undershirts will never suffer from wavy "bacon necks" like other shirts.
- *Hanes* announced a new national environmental advertising campaign, titled "For Future Generations." The ad, which began airing in the Spring of 2010, takes a lighthearted approach to the brand's environmental responsibility efforts, including eco-friendly products. *Hanes* also debuted a new consumer website *(www.hanesgreen.com)* where visitors can learn more about the brand's environmental responsibility effort and watch the "Future Generations" ad.
- *Champion* introduced a sports bra blog designed to spur online dialogue around all things related to breast health and sports bras. The blog features comments and questions by women of all fitness levels from industry experts to first-time exercisers as well as the latest on emerging product innovations and style choices.
- *Playtex* began airing a series of web videos featuring 10 women who won a *Playtex* bra makeover trip to New York with style expert Allison Deyette.

We also continued some of our existing advertising and marketing initiatives:

- We continued our television advertising campaign in support of *Hanes* Comfort Fit socks for the family.
- *Champion* continued its "What's Your Everest" marketing campaign and online community to support people in reaching their personal aspirations and goals, as accomplished international mountaineer and motivational speaker Jamie Clarke led Expedition Hanesbrands to the top of Mount Everest, driving brand awareness for *Champion* and *Duofold* brands and showcasing our research and development innovation and textile science leadership.
- *Hanes* continued its role as the Official Apparel Sponsor of Passionately Pink for the Cure, a fund-raising program created by Susan G. Komen for the Cure that inspires breast cancer advocacy and honors those affected by the disease. *Hanes* also offers a special "pink collection" of panties, bras, socks and graphic tees, and has created a campaign website, *www.hanespink.com*, that features interactive content to inspire people to make a difference in the breast cancer support community.
- We continued our men's underwear advertising featuring Michael Jordan, in support of *Hanes* Lay Flat Collar T-shirts and No Ride Up boxer briefs.
- We continued our "How You Play" national advertising campaign for *Champion*. The campaign includes print, out-of-home and online components and is designed to capture the everyday moments of fun and sport in a series of cool and hip lifestyle images.
- We continued the "Live Beautifully" campaign for our *Bali* brand. The print, television and online advertising campaign features *Bali* bras, panties and shapewear.

- We continued our innovative and expressive advertising and marketing campaign called "Girl Talk," in which confident, everyday women talk about their breasts, in support of our *Playtex 18 Hour* and *Playtex Secrets* product lines.

Distribution

As of January 1, 2011, we distributed our products from a total of 31 distribution centers. These facilities include 15 facilities located in the United States and 16 facilities located outside the United States in regions where we manufacture our products. We internally manage and operate 18 of these facilities, and we use third-party logistics providers who operate the other 13 facilities on our behalf. International distribution operations use a combination of third-party logistics providers, as well as owned and operated distribution operations, to distribute goods to our various international markets.

We have reduced the number of distribution centers from the 48 that we maintained at the time we became an independent public company to 31 as of January 1, 2011. We consolidated our distribution network by implementing new warehouse management systems and technology and adding new distribution centers and new third-party logistics providers to replace parts of our legacy distribution network, including relocating distribution capacity to our West Coast distribution facility in California in order to expand capacity for goods we source from Asia.

Manufacturing and Sourcing

During 2010, approximately 63% of our finished goods sold were manufactured through a combination of facilities we own and operate and facilities owned and operated by third-party contractors who perform some of the steps in the manufacturing process for us, such as cutting and/or sewing. We sourced the remainder of our finished goods from third-party manufacturers who supply us with finished products based on our designs. We believe that our balanced approach to product supply, which relies on a combination of owned, contracted and sourced manufacturing located across different geographic regions, increases the efficiency of our operations, reduces product costs and offers customers a reliable source of supply.

Finished Goods That Are Manufactured by Hanesbrands

The manufacturing process for the finished goods that we manufacture begins with raw materials we obtain from suppliers. The principal raw materials in our product categories are cotton and synthetics. Our costs for cotton yarn and cotton-based textiles vary based upon the fluctuating cost of cotton, which is affected by, among other factors, weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable and beyond our control. We are able to lock in the cost of cotton reflected in the price we pay for yarn from our primary yarn suppliers in an attempt to protect us from severe market fluctuations in the wholesale prices of cotton. In addition to cotton yarn and cotton-based textiles, we use thread, narrow elastic and trim for product identification, buttons, zippers, snaps and lace.

Fluctuations in crude oil or petroleum prices may also influence the prices of items used in our business, such as chemicals, dyestuffs, polyester yarn and foam. Alternate sources of these materials and services are readily available. Cotton and synthetic materials are typically spun into yarn, which is then knitted into cotton, synthetic and blended fabrics. Although historically we have spun a significant portion of the yarn and knit a significant portion of the fabrics we use in our owned and operated facilities, in October 2009 we completed the sale of our yarn operations as a result of which we ceased making our own yarn and now source all of our yarn requirements from large-scale yarn suppliers. To a lesser extent, we purchase fabric from several domestic and international suppliers in conjunction with scheduled production. These fabrics are cut and sewn into finished products, either by us or by third-party contractors. Most of our cutting and sewing operations are strategically located in Asia, Central America and the Caribbean Basin.

Rising fuel, energy and utility costs may have a significant impact on our manufacturing costs. These costs may fluctuate due to a number of factors outside our control, including government policy and regulation, foreign exchange rates and weather conditions.

We continued to consolidate our manufacturing facilities and currently operate 43 manufacturing facilities, down from 70 at the time we became an independent public company. In making decisions about the location of manufacturing operations and third-party sources of supply, we consider a number of factors, including labor, local operating costs, quality, regional infrastructure, applicable quotas and duties, and freight costs. We commenced production at our textile production plant in Nanjing, China, which is our first company-owned textile facility in Asia, in the fourth quarter of 2009 and we ramped up production in 2010 to support our growth, with the expectation of ramping up to full capacity by the end of 2011. The Nanjing textile facility will enable us to expand and leverage our production scale in Asia as we balance our supply chain across hemispheres, thereby diversifying our production risks.

Finished Goods That Are Manufactured by Third Parties

In addition to our manufacturing capabilities, we also source finished goods we design from third-party manufacturers, also referred to as "turnkey products." Many of these turnkey products are sourced from international suppliers by our strategic sourcing hubs in Hong Kong and other locations in Asia.

All contracted and sourced manufacturing must meet our high quality standards. Further, all contractors and third-party manufacturers must be preaudited and adhere to our strict supplier and business practices guidelines. These requirements provide strict standards covering hours of work, age of workers, health and safety conditions and conformity with local laws and Hanesbrands' standards. Each new supplier must be inspected and agree to comprehensive compliance terms prior to performance of any production on our behalf. We audit compliance with these standards and maintain strict compliance performance records. In addition to our audit procedures, we require certain of our suppliers to be Worldwide Responsible Accredited Production, or "WRAP," certified. WRAP is a recognized apparel certification program that independently monitors and certifies compliance with certain specified manufacturing standards that are intended to ensure that a given factory produces sewn goods under lawful, humane, and ethical conditions. WRAP uses third-party, independent certification firms and requires factory-by-factory certification.

Trade Regulation

We are exposed to certain risks of doing business outside of the United States. We import goods from company-owned facilities in Asia, Central America, the Caribbean Basin and Mexico, and from suppliers in those areas and in Europe, South America, Africa and the Middle East. These import transactions are subject to customs, trade and other laws and regulations governing their entry into the United States and to tariffs applicable to such merchandise.

In addition, much of the merchandise we import is subject to duty free entry into the United States under various trade preferences and/or free trade agreements provided the goods meet certain criteria and characteristics. Compliance with these specific requirements as well as all other requirements is reviewed periodically by the United States Customs and Border Control and other governmental agencies.

Finally, imported apparel merchandise may be subject to various restrictive trade actions initiated by the United States government, domestic industry, labor or other parties under various U.S. laws. Such actions could result in the U.S. government imposing quotas or additional tariffs against apparel under special safeguard actions applicable to China, other safeguard actions applicable to any country, or antidumping or countervailing duties applicable to specific products from specific countries. Currently there are no such actions, additional, special or safeguard duties or quotas imposed against products which we import. Our management evaluates the possible impact of these and similar actions on our ability to import products from China and other countries. If such safeguards or duties were to be imposed, we do not expect that these restraints would have a material impact on us.

Our management monitors new developments and risks relating to duties, tariffs and quotas. Changes in these areas have the potential to harm or, in some cases, benefit our business. In response to the changing import environment management has chosen to continue its balanced approach to manufacturing and sourcing. We attempt to limit our sourcing exposure through geographic diversification with a mix of company-owned and contracted production, as well as shifts of production among countries and contractors. We will continue to manage our supply chain from a global perspective and adjust as needed to changes in the global production environment.

We also monitor a number of international security risks. We are a member of the Customs-Trade Partnership Against Terrorism, or "C-TPAT," a partnership between the government and private sector initiated after the events of September 11, 2001 to improve supply chain and border security. C-TPAT partners work with U.S. Customs and Border Protection to protect their supply chains from concealment of terrorist weapons, including weapons of mass destruction. In exchange, U.S. Customs and Border Protection provides reduced inspections at the port of arrival and expedited processing at the border.

Competition

The basic apparel market is highly competitive and rapidly evolving. Competition generally is based upon brand name recognition, price, product quality, selection, service and purchasing convenience. Our businesses face competition today from other large corporations and foreign manufacturers. Fruit of the Loom, Inc., a subsidiary of Berkshire Hathaway Inc., competes with us across most of our segments through its own offerings and those of its Russell Corporation and Vanity Fair Intimates offerings. Other competitors in our Innerwear segment include Limited Brands, Inc.'s Victoria's Secret brand, Jockey International, Inc., Warnaco Group Inc. and Maidenform Brands, Inc. Other competitors in our Outerwear segment include various private label and controlled brands sold by many of our customers, Gildan Activewear, Inc. and Gap Inc. We also compete with many small manufacturers across all of our business segments, including our International segment. Additionally, department stores and other retailers, including many of our customers, market and sell basic apparel products under private labels that compete directly with our brands.

Our competitive strengths include our strong brands with leading market positions, our high-volume, core products focus, our significant scale of operations, our global supply chain and our strong customer relationships.

- *Strong brands with leading market positions.* According to NPD, our brands held either the number one or number two U.S. market position by units sold in most product categories in which we compete, for the 12-month period ended December 31, 2010. According to NPD, our largest brand, *Hanes*, was the top-selling apparel brand in the United States by units sold, for the 12-month period ended December 31, 2010.
- *High-volume, core products.* We sell high-volume, frequently replenished basic apparel products. The majority of our core styles continue from year to year, with variations only in color, fabric or design details, and are frequently replenished by consumers. We believe that our status as a high-volume seller of core basic apparel products creates a more stable and predictable revenue base and reduces our exposure to dramatic fashion shifts often observed in the general apparel industry.
- *Significant scale of operations.* According to NPD, we are the largest seller of basic apparel in the United States as measured by units sold for the 12-month period ended December 31, 2010. Most of our products are sold to large retailers that have high-volume demands. We believe that we are able to leverage our significant scale of operations to provide us with greater manufacturing efficiencies, purchasing power and product design, marketing and customer management resources than our smaller competitors.

- ***Global supply chain.*** We have restructured our supply chain over the past four years to create more efficient production clusters that utilize fewer, larger facilities and to balance our production capability between the Western Hemisphere and Asia. With our global supply chain infrastructure in place, we are focused long-term on optimizing our supply chain to further enhance efficiency, improve working capital and asset turns and reduce costs through several initiatives, such as supplier-managed inventory for raw materials and sourced goods ownership arrangements.
- ***Strong customer relationships.*** We sell our products primarily through large, high-volume retailers, including mass merchants, department stores and national chains. We have strong, long-term relationships with our top customers, including relationships of more than ten years with each of our top ten customers. We have aligned significant parts of our organization with corresponding parts of our customers' organizations. We also have entered into customer-specific programs such as the *C9 by Champion* products marketed and sold through Target stores and our *Just My Size* program at Wal-Mart.

Intellectual Property

Overview

We market our products under hundreds of trademarks and service marks in the United States and other countries around the world, the most widely recognized of which are *Hanes, Champion, C9 by Champion, Playtex, Bali, L'eggs, Just My Size, barely there, Wonderbra, Stedman, Outer Banks, Zorba, Rinbros, Duofold* and *Gear for Sports*. Some of our products are sold under trademarks that have been licensed from third parties, such as *Polo Ralph Lauren* men's underwear, and we also hold licenses from various toy and media companies that give us the right to use certain of their proprietary characters, names and trademarks.

Some of our own trademarks are licensed to third parties, such as *Champion* for athletic-oriented accessories. In the United States, the *Playtex* trademark is owned by Playtex Marketing Corporation, of which we own a 50% interest and which grants to us a perpetual royalty-free license to the *Playtex* trademark on and in connection with the sale of apparel in the United States and Canada. The other 50% interest in Playtex Marketing Corporation is owned by Playtex Products, Inc., an unrelated third-party, who has a perpetual royalty-free license to the *Playtex* trademark on and in connection with the sale of non-apparel products in the United States. Outside the United States and Canada, we own the *Playtex* trademark and perpetually license such trademark to Playtex Products, Inc. for non-apparel products. In addition, as described below, as part of Sara Lee's sale in February 2006 of its European branded apparel business, an affiliate of Sun Capital Partners, Inc., or "Sun Capital," has an exclusive, perpetual, royalty-free license to manufacture, sell and distribute apparel products under the *Wonderbra* and *Playtex* trademarks in the member states of the EU, as well as several other European nations and South Africa. We also own a number of copyrights. Our trademarks and copyrights are important to our marketing efforts and have substantial value. We aggressively protect these trademarks and copyrights from infringement and dilution through appropriate measures, including court actions and administrative proceedings.

Although the laws vary by jurisdiction, trademarks generally remain valid as long as they are in use and/or their registrations are properly maintained. Most of the trademarks in our portfolio, including our core brands, are covered by trademark registrations in the countries of the world in which we do business, with registration periods generally ranging between seven and 10 years depending on the country. Generally, trademark registrations can be renewed indefinitely as long as the trademarks are in use. We have an active program designed to ensure that our trademarks are registered, renewed, protected and maintained. We plan to continue to use all of our core trademarks and plan to renew the registrations for such trademarks as needed. Most of our copyrights are unregistered, although we have a sizable portfolio of copyrighted lace designs that are the subject of a number of registrations at the U.S. Copyright Office.

We place high importance on product innovation and design, and a number of these innovations and designs are the subject of patents. However, we do not regard any segment of our business as being dependent upon any single patent or group of related patents. In addition, we own proprietary trade secrets, technology, and know-how that we have not patented.

Shared Trademark Relationship with Sun Capital

In February 2006, Sara Lee sold its European branded apparel business to an affiliate of Sun Capital. In connection with the sale, Sun Capital received an exclusive, perpetual, royalty-free license to manufacture, sell and distribute apparel products under the *Wonderbra* and *Playtex* trademarks in the member states of the EU, as well as Belarus, Bosnia-Herzegovina, Croatia, Macedonia, Moldova, Morocco, Norway, Russia, Serbia-Montenegro, South Africa, Switzerland, Ukraine, Andorra, Albania, Channel Islands, Lichtenstein, Monaco, Gibraltar, Guadeloupe, Martinique, Reunion and French Guyana, which we refer to as the "Covered Nations." We are not permitted to sell *Wonderbra* and *Playtex* branded products in the Covered Nations, and Sun Capital is not permitted to sell *Wonderbra* and *Playtex* branded products outside of the Covered Nations. In connection with the sale, we also have received an exclusive, perpetual royalty-free license to sell *DIM* and *UNNO* branded products in Panama, Honduras, El Salvador, Costa Rica, Nicaragua, Belize, Guatemala, Mexico, Puerto Rico, the United States, Canada and, for *DIM* products, Japan. We are not permitted to sell *DIM* or *UNNO* branded apparel products outside of these countries and Sun Capital is not permitted to sell *DIM* or *UNNO* branded apparel products inside these countries. In addition, the rights to certain European-originated brands previously part of Sara Lee's branded apparel portfolio were transferred to Sun Capital and are not included in our brand portfolio.

Corporate Social Responsibility

We have a formal corporate social responsibility ("CSR") program that consists of five core initiatives: a global ethics program for all employees worldwide; a facility compliance program that seeks to ensure company and supplier plants meet our labor and social compliance standards; a product safety program; a global environmental management system that seeks to reduce the environmental impact of our operations; and a commitment to corporate philanthropy which seeks to meet the "fundamental needs" of the communities in which we live and work. We employ over 15 full-time CSR personnel across the world to manage our program.

In February 2008, we joined the Fair Labor Association (the "FLA") and recently completed its two-year accreditation process of our internal global social compliance program. We are now a fully accredited member of the FLA. The FLA works with industry, civil society organizations and colleges and universities to protect workers' rights and improve working conditions in factories around the world. Participating companies in the FLA are required to fulfill 10 company obligations, including conducting internal monitoring of facilities, submitting to independent monitoring audits and verification, and managing and reporting information on their compliance efforts. The FLA conducts unannounced independent external monitoring audits of a sample of a participating company's plants and suppliers and publishes the results of those audits for the public to review. In November 2010, As You Sow, a San Francisco-based shareholder advocacy organization, issued a report on apparel supply chain compliance programs and rated Hanesbrands' program with the third-highest grade of companies studied.

We are committed to reducing our greenhouse gas footprint, and we have implemented a comprehensive corporate energy policy. We manage this commitment by reducing our energy consumption as much as possible, exploring better supply chain management to reduce our use of energy-intensive transportation, adopting cleaner technologies where possible, and actively tracking our energy metrics. Currently, over 30% of our total worldwide energy use comes from renewable resources. We have reduced our CO_2 emissions per unit manufactured by over 12% since 2007. We have also worked closely with Energy Star, a joint program of the U.S. Environmental Protection Agency and the U.S. Department of Energy that helps save money and protect the environment through energy efficient products and practices. Hanesbrands earned the U.S. EPA Energy Star partner of the year award in 2010 for energy efficiency progress. In October 2010, Newsweek magazine issued its annual list of the 500 greenest companies in America. Hanesbrands ranks No. 91.

We also incorporate Leadership in Energy and Environmental Design, or "LEED"-based practices into many remodeling and new construction projects for our facilities around the world. We have earned the U.S. Green Building Council's sustainability certification for our Bentonville, Arkansas, and Minneapolis, Minnesota, sales offices and our Perris, California distribution center. Sustainable features of the Perris facility include reduction of energy usage through extensive use of natural skylighting, motion-detection lighting, a design that does not require heating or air conditioning for a comfortable working environment, reduction of water usage compared with typical warehouses of its size through low-water bathroom fixtures and low-water landscaping, innovative site grading techniques and use of locally produced concrete. We are also currently working on LEED certification of manufacturing facilities in El Salvador, Vietnam and China, as well as one of our corporate headquarters buildings in Winston-Salem, North Carolina.

Our corporate philanthropic efforts are focused on meeting the "fundamental needs" of the communities in which we live and work. In 2010, we were again the largest corporate giver to our local United Way in Forsyth County, North Carolina, with our corporate and employee gifts totaling over $2 million. In Central America and the Caribbean Basin, we have instituted a unique Green For Good program (Viviendo Verde), in which we use the proceeds from recycling waste materials in our manufacturing operations for community improvement projects, such as school and health-clinic renovations. For more detail on the full range of our CSR efforts, including our commitment to and work in our communities, go to *www.hanesbrandsCSR.com.*

Environmental Matters

We have a well-developed environmental program that focuses heavily on energy use (in particular the use of renewable energy), water use and wastewater treatment, and the use of chemicals that comply with our restricted substances list. We are subject to various federal, state, local and foreign laws and regulations that govern our activities, operations and products that may have adverse environmental, health and safety effects, including laws and regulations relating to generating emissions, water discharges, waste, product and packaging content and workplace safety. Noncompliance with these laws and regulations may result in substantial monetary penalties and criminal sanctions. We are aware of hazardous substances or petroleum releases at a few of our facilities and are working with the relevant environmental authorities to investigate and address such releases. We also have been identified as a "potentially responsible party" at a few waste disposal sites undergoing investigation and cleanup under the federal Comprehensive Environmental Response, Compensation and Liability Act (commonly known as Superfund) or state Superfund equivalent programs. Where we have determined that a liability has been incurred and the amount of the loss can reasonably be estimated, we have accrued amounts in our balance sheet for losses related to these sites. Compliance with environmental laws and regulations and our remedial environmental obligations historically have not had a material impact on our operations, and we are not aware of any proposed regulations or remedial obligations that could trigger significant costs or capital expenditures in order to comply.

Governmental Regulation

We are subject to U.S. federal, state and local laws and regulations that could affect our business, including those promulgated under the Occupational Safety and Health Act, the Consumer Product Safety Act, the Flammable Fabrics Act, the Textile Fiber Product Identification Act, the rules and regulations of the Consumer Products Safety Commission and various environmental laws and regulations. While we have had a product safety program in place for many years focused heavily on children's products, we have reinforced our product safety team and technological capabilities to ensure that we are fully in compliance with the new Consumer Products Safety Improvement Act. Our international businesses are subject to similar laws and regulations in the countries in which they operate. Our operations also are subject to various international trade agreements and regulations. See "—Trade Regulation." While we believe that we are in compliance in all material respects with all applicable governmental regulations, current governmental regulations may change or become more stringent or unforeseen events may occur, any of which could have a material adverse effect on our financial position or results of operations.

Employees

As of January 1, 2011, we had approximately 55,500 employees, approximately 8,400 of whom were located in the United States. Of the employees located in the United States, approximately 2,400 were full or part-time employees in our stores within our direct to consumer channel. As of January 1, 2011, in the United States, approximately 25 employees were covered by collective bargaining agreements. Some of our international employees were also covered by collective bargaining agreements. We believe our relationships with our employees are good.

ITEM 1A. Risk Factors

This section describes circumstances or events that could have a negative effect on our financial results or operations or that could change, for the worse, existing trends in our businesses. The occurrence of one or more of the circumstances or events described below could have a material adverse effect on our financial condition, results of operations and cash flows or on the trading prices of our common stock. The risks and uncertainties described in this Annual Report on Form 10-K are not the only ones facing us. Additional risks and uncertainties that currently are not known to us or that we currently believe are immaterial also may adversely affect our businesses and operations.

Any disruption to our supply chain or adverse impact on its extensive network of operations may adversely affect our business, results of operations, financial condition and cash flows.

We have an extensive global supply chain. A significant portion of our products are manufactured in or sourced from locations in Asia, Central America, the Caribbean Basin and Mexico and we are continuing to add new manufacturing capacity in various locations. Potential events that may disrupt our supply chain operations include:

- political instability and acts of war or terrorism or other international events resulting in the disruption of trade;
- other security risks;
- operational disruptions;
- disruptions in shipping and freight forwarding services;
- increases in oil prices, which would increase the cost of shipping;
- interruptions in the availability of basic services and infrastructure, including power shortages;
- fluctuations in foreign currency exchange rates resulting in uncertainty as to future asset and liability values, cost of goods and results of operations that are denominated in foreign currencies;
- extraordinary weather conditions or natural disasters, such as hurricanes, earthquakes, tsunamis, floods or fires; and
- the occurrence of an epidemic, the spread of which may impact our ability to obtain products on a timely basis.

Disruptions in our supply chain could negatively impact our business by interrupting production, increasing our cost of sales, disrupting merchandise deliveries, delaying receipt of products into the United States or preventing us from sourcing our products at all. Depending on timing, these events could also result in lost sales, cancellation charges or excessive markdowns. In addition, as we have restructured our supply chain over the past four years to create more efficient production clusters that utilize fewer, larger facilities, such an event at a particular facility could have a larger impact on us. All of the foregoing can have an adverse effect on our business, results of operations, financial condition and cash flows.

Significant fluctuations and volatility in the price of various input costs, such as cotton and oil-related materials, utilities, freight and wages, may have a material adverse effect on our business, results of operations, financial condition and cash flows.

The economic environment in which we are operating continues to be uncertain and volatile, which could have unanticipated adverse effects on our business during 2011 and beyond. We are seeing a sustained increase in various input costs, such as cotton and oil-related materials, utilities, freight and wages. Rising demand for cotton resulting from the economic recovery, weather-related supply disruptions, significant declines in U.S. inventory and a sharp rise in the futures market for cotton caused cotton prices to surge upward during 2010 and early 2011. Inflation can have a long-term impact on us because increasing costs of materials and labor may impact our ability to maintain satisfactory margins. For example, the cost of the materials that are used in our manufacturing process, such as oil-related commodity prices and other raw materials, such as dyes and chemicals, and other costs, such as fuel, energy and utility costs, can fluctuate as a result of inflation and other factors. Similarly, a significant portion of our products are manufactured in other countries and declines in the value of the U.S. dollar may result in higher manufacturing costs. Increases in inflation may not be matched by rises in income, which also could have a negative impact on spending.

Although we have sold our yarn operations and nearly 40% of our business, such as bras, sheer hosiery and portions of our activewear categories, is not cotton-based, we are still exposed to fluctuations in the cost of cotton. During 2010, cotton prices hit their highest levels in 140 years. Increases in the cost of cotton can result in higher costs in the price we pay for yarn from our large-scale yarn suppliers. Our costs for cotton yarn and cotton-based textiles vary based upon the fluctuating cost of cotton, which is affected by, among other things, weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable and beyond our control. We are able to lock in the cost of cotton that is reflected in the price we pay for yarn from our primary yarn suppliers in an attempt to protect our business from the volatility of the market price of cotton. However, our business can be affected by dramatic movements in cotton prices. Although the cost of cotton used in goods manufactured by us has historically represented only 6% of our cost of sales, it has risen to around 10% primarily as a result of the cost of inflation. Costs incurred for materials and labor are capitalized into inventory and impact our results as the inventory is sold. After taking into consideration the cotton costs currently in our finished goods inventory and cotton prices we have locked in through October, we expect an average for cotton of at least $1.00 per pound in 2011 for purchases of cotton used in goods manufactured by us, which would have a negative impact ranging from $100 million to $125 million when compared to 2010. The first and second quarters of 2011 should reflect an average cost of 83 cents per pound, the third quarter of 2011 should reflect an average cost of 89 cents per pound and the fourth quarter is not locked in at this time. These estimates do not include the cotton impact on the cost of sourced goods.

We are not always successful in our efforts to protect our business from the volatility of the market price of cotton, and our business can be adversely affected by dramatic movements in cotton prices. For example, we estimate that a change of $0.01 per pound in cotton prices at current levels of production would affect our annual cost of sales by $4 million related to finished goods manufactured internally in our manufacturing facilities and $1 million related to finished goods sourced from third parties. The ultimate effect of this change on our earnings cannot be quantified, as the effect of movements in cotton prices on industry selling prices are uncertain, but any dramatic increase in the price of cotton would have a material adverse effect on our business, results of operations, financial condition and cash flows.

In addition, oil-related commodity prices and the costs of other raw materials used in our products, such as dyes and chemicals, and other costs, such as fuel, energy and utility costs, may fluctuate due to a number of factors outside our control, including government policy and regulation and weather conditions. For example, we estimate that a change of $10.00 per barrel in the price of oil would affect our freight costs by approximately $5 million, at current levels of usage.

In response to the cost increases described above, particularly for cotton, energy and labor, we expect to take price increases as warranted by cost inflation, including multiple increases already put in place through late summer of 2011. The timing and frequency of price increases will vary by product category, channel of trade, and country, with some increases as frequently as quarterly. The magnitude of price increases will also vary by product category. If, however, we incur increased costs for materials, including cotton, and labor that we are unable to recoup through price increases or improved efficiencies, or if consumer spending declines, our business, results of operations, financial condition and cash flows may be adversely affected.

The loss of one or more of our suppliers of finished goods or raw materials may interrupt our supplies and materially harm our business.

We purchase all of the raw materials used in our products and approximately 37% of the apparel designed by us from a limited number of third-party suppliers and manufacturers. Our ability to meet our customers' needs depends on our ability to maintain an uninterrupted supply of raw materials and finished products from our third-party suppliers and manufacturers. Our business, financial condition or results of operations could be adversely affected if any of our principal third-party suppliers or manufacturers experience financial difficulties that they are not able to overcome resulting from worldwide economic conditions, production problems, difficulties in sourcing raw materials, lack of capacity or transportation disruptions, or if for these or other reasons they raise the prices of the raw materials or finished products we purchase from them. The magnitude of this risk depends upon the timing of any interruptions, the materials or products that the third-party manufacturers provide and the volume of production.

Our dependence on third parties for raw materials and finished products subjects us to the risk of supplier failure and customer dissatisfaction with the quality of our products. Quality failures by our third-party manufacturers or changes in their financial or business condition that affect their production could disrupt our ability to supply quality products to our customers and thereby materially harm our business.

If we fail to manage our inventory effectively, we may be required to establish additional inventory reserves or we may not carry enough inventory to meet customer demands, causing us to suffer lower margins or losses.

We are faced with the constant challenge of balancing our inventory with our ability to meet marketplace needs. We continually monitor our inventory levels to best balance current supply and demand with potential future demand that typically surges when consumers no longer postpone purchases in our product categories, and we are continuing to implement strategies such as supplier-managed inventory. Inventory reserves can result from the complexity of our supply chain, a long manufacturing process and the seasonal nature of certain products. Increases in inventory levels may also be needed to service our business as we continue to optimize our supply chain to further enhance efficiency, improve working capital and asset turns and reduce costs. As a result, we could be subject to high levels of obsolescence and excess stock. Based on discussions with our customers and internally generated projections, we produce, purchase and/or store raw material and finished goods inventory to meet our expected demand for delivery. However, we sell a large number of our products to a small number of customers, and these customers generally are not required by contract to purchase our goods. If, after producing and storing inventory in anticipation of deliveries, demand is lower than expected, we may have to hold inventory for extended periods or sell excess inventory at reduced prices, in some cases below our cost. There are inherent uncertainties related to the recoverability of inventory, and it is possible that market factors and other conditions underlying the valuation of inventory may change in the future and result in further reserve requirements. Excess inventory charges can reduce gross margins or result in operating losses, lowered plant and equipment utilization and lowered fixed operating cost absorption, all of which could have a material adverse effect on our business, results of operations, financial condition or cash flows.

Conversely, we also are exposed to lost business opportunities if we underestimate market demand and produce too little inventory for any particular period. Because sales of our products are generally not made under contract, if we do not carry enough inventory to satisfy our customers' demands for our products within an acceptable time frame, they may seek to fulfill their demands from one or several of our competitors and may reduce the amount of business they do with us. Any such action could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Economic conditions may adversely impact demand for our products, reduce access to credit and cause our customers and others with which we do business to suffer financial hardship, all of which could adversely impact our business, results of operations, financial condition and cash flows.

Although the majority of our products are replenishment in nature and tend to be purchased by consumers on a planned, rather than on an impulse, basis, our sales are impacted by discretionary spending by consumers. Discretionary spending is affected by many factors, including, among others, general business conditions, interest rates, inflation, consumer debt levels, consumers' uncertainty about financial conditions, the availability of consumer credit, currency exchange rates, taxation, electricity power rates, gasoline prices, unemployment trends and other matters that influence consumer confidence and spending. Many of these factors are outside our control. During the past several years, various retailers, including some of our largest customers, have experienced significant difficulties, including restructurings, bankruptcies and liquidations, and the inability of retailers to overcome these difficulties may increase due to worldwide economic conditions. This could adversely affect us because our customers generally pay us after goods are delivered. Adverse changes in a customer's financial position could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer's future purchases or limit our ability to collect accounts receivable relating to previous purchases by that customer. Our customers' purchases of discretionary items, including our products, could decline during periods when disposable income is lower, when prices increase in response to rising costs, or in periods of actual or perceived unfavorable economic conditions. Any of these occurrences could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our product costs may also increase, and these increases may not be offset by comparable rises in the income of consumers of our products. These consumers may choose to purchase fewer of our products or lower-priced products of our competitors in response to higher prices for our products, or may choose not to purchase our products at prices that reflect our price increases that become effective from time to time. If any of these events occur, or if unfavorable economic conditions continue to challenge the consumer environment, our business, results of operations, financial condition and cash flows could be adversely affected.

In addition, economic conditions, including decreased access to credit, may result in financial difficulties leading to restructurings, bankruptcies, liquidations and other unfavorable events for our customers, suppliers of raw materials and finished goods, logistics and other service providers and financial institutions which are counterparties to our credit facilities and derivatives transactions. In addition, the inability of these third parties to overcome these difficulties may increase. For example, several customers filed for bankruptcy in the last few years. If third parties on which we rely for raw materials, finished goods or services are unable to overcome financial difficulties and provide us with the materials and services we need, or if counterparties to our credit facilities or derivatives transactions do not perform their obligations, our business, results of operations, financial condition and cash flows could be adversely affected.

We may not be able to achieve the benefits we are seeking through optimizing our supply chain, which could impair our ability to further enhance efficiency, improve working capital and asset turns and reduce costs.

We have restructured our supply chain over the past four years to create more efficient production clusters that utilize fewer, larger facilities and to balance our production capability between the Western Hemisphere and Asia. We consolidated our distribution network by implementing new warehouse management systems and technology and adding new distribution centers and new third-party logistics providers to replace parts of our legacy distribution network. With our global supply chain infrastructure in place, we are focused long-term on optimizing our supply chain to further enhance efficiency, improve working capital and asset turns and reduce costs through several initiatives, such as supplier-managed inventory for raw materials and sourced goods ownership arrangements. If we are not able to optimize our supply chain, we may not be successful at improving working capital and asset turns and reducing costs.

Our business could be harmed if we are unable to deliver our products to the market due to problems with our distribution network.

We distribute our products from facilities that we operate as well as facilities that are operated by third-party logistics providers. These facilities include a combination of owned, leased and contracted distribution centers. We have reduced the number of distribution centers from the 48 that we maintained at the time we became an independent public company to 31 as of January 1, 2011. We consolidated our distribution network by implementing new warehouse management systems and technology and adding new distribution centers and new third-party logistics providers to replace parts of our legacy distribution network, including relocating distribution capacity to our West Coast distribution facility in California in order to expand capacity for goods we source from Asia. In 2009, we began shipping products from this new 1.3 million square foot distribution center in Perris, California. Because substantially all of our products are distributed from a relatively small number of locations, our operations could also be interrupted by extraordinary weather conditions or natural disasters, such as hurricanes, earthquakes, tsunamis, floods or fires near our distribution centers. We maintain business interruption insurance, but it may not adequately protect us from the adverse effects that could be caused by significant disruptions to our distribution network. In addition, our distribution network is dependent on the timely performance of services by third parties, including the transportation of product to and from our distribution facilities. If we are unable to successfully operate our distribution network, our business, results of operations, financial condition and cash flows could be adversely affected.

Due to the extensive nature of our foreign operations, fluctuations in foreign currency exchange rates could negatively impact our results of operations.

We sell a majority of our products in transactions denominated in U.S. dollars; however, we purchase many of our raw materials, pay a portion of our wages and make other payments in our supply chain in foreign currencies. As a result, when the U.S. dollar weakens against any of these currencies, our cost of sales could increase substantially. Outside the United States, we may pay for materials or finished products in U.S. dollars, and in some cases a strengthening of the U.S. dollar could effectively increase our costs where we use foreign currency to purchase the U.S. dollars we need to make such payments. We use foreign exchange forward and option contracts to hedge material exposure to adverse changes in foreign exchange rates. We are also exposed to gains and losses resulting from the effect that fluctuations in foreign currency exchange rates have on the reported results in our financial statements due to the translation of operating results and financial position of our foreign subsidiaries.

We rely on a relatively small number of customers for a significant portion of our sales, and the loss of or material reduction in sales to any of our top customers would have a material adverse effect on our business, results of operations, financial condition and cash flows.

In 2010, our top ten customers accounted for 65% of our net sales and our top customers, Wal-Mart and Target, accounted for 26% and 17% of our net sales, respectively. We expect that these customers will continue to represent a significant portion of our net sales in the future. In addition, our top customers are the largest market participants in our primary distribution channels across all of our product lines. Any loss of or material reduction in sales to any of our top ten customers, especially Wal-Mart and Target, would be difficult to recapture, and would have a material adverse effect on our business, results of operations, financial condition and cash flows.

Sales to our customers could be reduced if they devote less selling space to apparel products, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Over time, some of our customers that sell a variety of goods may devote less selling space to apparel products. If any of our customers devote less selling space to apparel products, our sales to those customers could be reduced even if we maintain our share of their apparel business. Any material reduction in sales resulting from reductions in apparel selling space could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We generally do not sell our products under contracts, and as a result, our customers are generally not contractually obligated to purchase our products, which causes some uncertainty as to future sales and inventory levels.

We generally do not enter into purchase agreements that obligate our customers to purchase our products, and as a result, most of our sales are made on a purchase order basis. If any of our customers experiences a significant downturn in its business, or fails to remain committed to our products or brands, the customer is generally under no contractual obligation to purchase our products and, consequently, may reduce or discontinue purchases from us. In the past, such actions have resulted in a decrease in sales and an increase in our inventory and have had an adverse effect on our business, results of operations, financial condition and cash flows. If such actions occur again in the future, our business, results of operations and financial condition will likely be similarly affected.

Our existing customers may require products on an exclusive basis, forms of economic support and other changes that could be harmful to our business.

Customers increasingly may require us to provide them with some of our products on an exclusive basis, which could cause an increase in the number of stock keeping units, or "SKUs," we must carry and, consequently, increase our inventory levels and working capital requirements. Moreover, our customers may increasingly seek markdown allowances, incentives and other forms of economic support which reduce our gross margins and affect our profitability. Our financial performance is negatively affected by these pricing pressures when we are forced to reduce our prices without being able to correspondingly reduce our production costs.

We operate in a highly competitive and rapidly evolving market, and our market share and results of operations could be adversely affected if we fail to compete effectively in the future.

The basic apparel market is highly competitive and evolving rapidly. Competition is generally based upon brand name recognition, price, product quality, selection, service and purchasing convenience. Our businesses face competition today from other large corporations and foreign manufacturers. Fruit of the Loom, Inc., a subsidiary of Berkshire Hathaway Inc., competes with us across most of our segments through its own offerings and those of its Russell Corporation and Vanity Fair Intimates offerings. Other competitors in our Innerwear segment include Limited Brands, Inc.'s Victoria's Secret brand, Jockey International, Inc., Warnaco Group Inc. and Maidenform Brands, Inc. Other competitors in our Outerwear segment include various private label and controlled brands sold by many of our customers, Gildan Activewear, Inc. and Gap Inc. We also compete with many small manufacturers across all of our business segments, including our International segment. Additionally, department stores and other retailers, including many of our customers, market and sell basic apparel products under private labels that compete directly with our brands. These customers may buy goods that are manufactured by others, which represents a lost business opportunity for us, or they may sell private label products manufactured by us, which have significantly lower gross margins than our branded products. Increased competition may result in a loss of or a reduction in shelf space and promotional support and reduced prices, in each case decreasing our cash flows, operating margins and profitability. Our ability to remain competitive in the areas of brand recognition, price, quality, research and product development, manufacturing and distribution will, in large part, determine our future success. If we fail to compete successfully, our market share, results of operations and financial condition will be materially and adversely affected.

Sales of and demand for our products may decrease if we fail to keep pace with evolving consumer preferences and trends, which could have an adverse effect on net sales and profitability.

Our success depends on our ability to anticipate and respond effectively to evolving consumer preferences and trends and to translate these preferences and trends into marketable product offerings. If we are unable to successfully anticipate, identify or react to changing styles or trends or misjudge the market for our products, our sales may be lower than expected and we may be faced with a significant amount of unsold finished goods inventory. In response, we may be forced to increase our marketing promotions, provide markdown allowances to our customers or liquidate excess merchandise, any of which could have a material adverse effect on our net sales and profitability. Our brand image may also suffer if customers believe that we are no longer able to offer innovative products, respond to consumer preferences or maintain the quality of our products.

Any inadequacy, interruption, integration failure or security failure with respect to our information technology could harm our ability to effectively operate our business.

Our ability to effectively manage and operate our business depends significantly on our information technology systems. As part of our efforts to consolidate our operations, we also expect to continue to incur costs associated with the integration of our information technology systems across our company over the next several years. This process involves the consolidation or possible replacement of technology platforms so that our business functions are served by fewer platforms, and has resulted in operational inefficiencies and in some cases increased our costs. We are subject to the risk that we will not be able to absorb the level of systems change, commit the necessary resources or focus the management attention necessary for the implementation to succeed. Many key strategic initiatives of major business functions, such as our supply chain and our finance operations, depend on advanced capabilities enabled by the new systems and if we fail to properly execute or if we miss critical deadlines in the implementation of this initiative, we could experience serious disruption and harm to our business. The failure of these systems to operate effectively, problems with transitioning to upgraded or replacement systems, difficulty in integrating new systems or systems of acquired businesses or a breach in security of these systems could adversely impact the operations of our business.

If we experience a data security breach and confidential customer information is disclosed, we may be subject to penalties and experience negative publicity, which could affect our customer relationships and have a material adverse effect on our business.

We and our customers could suffer harm if customer information were accessed by third parties due to a security failure in our systems. The collection of data and processing of transactions through our direct to consumer operations require us to receive and store a large amount of personally identifiable data. This type of data is subject to legislation and regulation in various jurisdictions. Data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting state and federal legislative proposals addressing data privacy and security. If some of the current proposals are adopted, we may be subject to more extensive requirements to protect the customer information that we process in connection with the purchases of our products. We may become exposed to potential liabilities with respect to the data that we collect, manage and process, and may incur legal costs if our information security policies and procedures are not effective or if we are required to defend our methods of collection, processing and storage of personal data. Future investigations, lawsuits or adverse publicity relating to our methods of handling personal data could adversely affect our business, results of operations, financial condition and cash flows due to the costs and negative market reaction relating to such developments.

Our substantial indebtedness subjects us to various restrictions and could decrease our profitability and otherwise adversely affect our business.

We have a substantial amount of indebtedness. As described in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources," our indebtedness includes the $600 million revolving credit facility (the "Revolving Loan Facility") under our senior secured credit facility that we entered into in 2006 and amended and restated in December 2009 (as amended and restated, the "2009 Senior Secured Credit Facility"), our $500 million Floating Rate Senior Notes due 2014 (the "Floating Rate Senior Notes"), our $500 million 8.000% Senior Notes due 2016 (the "8% Senior Notes"), our $1 billion 6.375% Senior Notes due 2020 (the "6.375% Senior Notes") and the $150 million accounts receivable securitization facility that we entered into in November 2007 (the "Accounts Receivable Securitization Facility"). The 2009 Senior Secured Credit Facility and the indentures governing the Floating Rate Senior Notes, the 8% Senior Notes and the 6.375% Senior Notes contain restrictions that affect, and in some cases significantly limit or prohibit, among other things, our ability to borrow funds, pay dividends or make other distributions, make investments, engage in transactions with affiliates, or create liens on our assets.

Our leverage also could put us at a competitive disadvantage compared to our competitors that are less leveraged. These competitors could have greater financial flexibility to pursue strategic acquisitions, secure additional financing for their operations by incurring additional debt, expend capital to expand their manufacturing and production operations to lower-cost areas and apply pricing pressure on us. In addition, because many of our customers rely on us to fulfill a substantial portion of their basic apparel demand, any concern these customers may have regarding our financial condition may cause them to reduce the amount of products they purchase from us. Our leverage could also impede our ability to withstand downturns in our industry or the economy.

If we are unable to maintain financial ratios associated with our indebtedness, such failure could cause the acceleration of the maturity of such indebtedness which would adversely affect our business.

Covenants in the 2009 Senior Secured Credit Facility and the Accounts Receivable Securitization Facility require us to maintain a minimum interest coverage ratio and a maximum total debt to EBITDA (earnings before income taxes, depreciation expense and amortization), or leverage ratio. Economic conditions could impact our ability to maintain the financial ratios contained in these agreements. If we fail to maintain these financial ratios, that failure could result in a default that accelerates the maturity of the indebtedness under such facilities, which could require that we repay such indebtedness in full, together with accrued and unpaid interest, unless we are able to negotiate new financial ratios or waivers of our current ratios with our lenders. Even if we are able to negotiate new financial ratios or waivers of our current financial ratios, we may be required to pay fees or make other concessions that may adversely impact our business. Any one of these options could result in significantly higher interest expense in 2011 and beyond. For information regarding our compliance with these covenants, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Trends and Uncertainties Affecting Liquidity."

If we fail to meet our payment or other obligations, the lenders could foreclose on, and acquire control of, substantially all of our assets.

The lenders under the 2009 Senior Secured Credit Facility have received a pledge of substantially all of our existing and future direct and indirect subsidiaries, with certain customary or agreed-upon exceptions for foreign subsidiaries and certain other subsidiaries. Additionally, these lenders generally have a lien on substantially all of our assets and the assets of our subsidiaries, with certain exceptions. The financial institutions that are party to the Accounts Receivable Securitization Facility have a lien on certain of our domestic accounts receivables. As a result of these pledges and liens, if we fail to meet our payment or other obligations under the 2009 Senior Secured Credit Facility or the Accounts Receivable Securitization Facility, the lenders under those facilities will be entitled to foreclose on substantially all of our assets and, at their option, liquidate these assets.

Our indebtedness restricts our ability to obtain additional capital in the future.

The restrictions contained in the 2009 Senior Secured Credit Facility and in the indentures governing the Floating Rate Senior Notes, the 8% Senior Notes and the 6.375% Senior Notes could limit our ability to obtain additional capital in the future to fund capital expenditures or acquisitions, meet our debt payment obligations and capital commitments, fund any operating losses or future development of our business affiliates, obtain lower borrowing costs that are available from secured lenders or engage in advantageous transactions that monetize our assets, or conduct other necessary or prudent corporate activities.

If we need to incur additional debt or issue equity in order to fund working capital and capital expenditures or to make acquisitions and other investments, debt or equity financing may not be available to us on acceptable terms or at all. If we are not able to obtain sufficient financing, we may be unable to maintain or expand our business. If we raise funds through the issuance of debt or equity, any debt securities or preferred stock issued will have rights, preferences and privileges senior to those of holders of our common stock in the event of a liquidation, and the terms of the debt securities may impose restrictions on our operations. If we raise funds through the issuance of equity, the issuance would dilute the ownership interest of our stockholders.

Market returns could have a negative impact on the return on plan assets for our pension and other postemployment plans, which may require significant funding.

The plan assets of our pension plans and other postemployment plans, which had increases in values of approximately 4% and 8% during 2010 and 2009, respectively, are invested in domestic and international equity and bond markets. We are unable to predict the variations in asset values or the severity or duration of any disruptions in the financial markets or adverse economic conditions in the United States, Europe and Asia. The funded status of these plans, and the related cost reflected in our financial statements, are affected by various factors that are subject to an inherent degree of uncertainty, particularly in the current economic environment. Under the Pension Protection Act of 2006 (the "Pension Protection Act"), continued losses of asset values may necessitate increased funding of the plans in the future to meet minimum federal government requirements. Downward pressure on the asset values of these plans may require us to fund obligations earlier than we had originally planned, which would have a negative impact on cash flows from operations.

Our balance sheet includes a significant amount of intangible assets and goodwill. A decline in the estimated fair value of an intangible asset or of a business unit could result in an asset impairment charge, which would be recorded as an operating expense in our Consolidated Statement of Income.

Under current accounting standards, we estimate the fair value of acquired assets, including intangible assets, and assumed liabilities arising from a business acquisition. The excess, if any, of the cost of the acquired business over the fair value of net tangible assets acquired is goodwill. The goodwill is then assigned to a business unit ("reporting unit"), after considering whether the acquired business will be operated as a separate business unit or integrated into an existing business unit.

As of January 1, 2011, we had approximately $179 million of trademarks and other identifiable intangibles and $430 million of goodwill on our balance sheet. Our trademarks are subject to amortization while goodwill is not required to be amortized under current accounting rules. The combined amounts represent 16% of our total assets.

Goodwill must be tested for impairment at least annually. No impairment was identified as a result of the testing conducted in 2010. The impairment test requires us to estimate the fair value of our reporting units, primarily using discounted cash flow methodologies based on projected revenues and cash flows that will be derived from a reporting unit. Intangible assets that are being amortized must be tested for impairment whenever events or circumstances indicate that their carrying value might not be recoverable.

The fair value of a reporting unit could decline if projected revenues or cash flows were to be lower in the future due to effects of the global economy or other causes. If the carrying value of intangible assets or of goodwill were to exceed its fair value, the asset would be written down to its fair value, with the impairment loss recognized as a noncash charge in the Consolidated Statement of Income. We have not had any impairment charges in the last three years. However, changes in the future outlook of a reporting unit could result in an impairment loss, which could have a material adverse effect on our results of operations and financial condition.

To service our debt obligations, we may need to increase the portion of the income of our foreign subsidiaries that is expected to be remitted to the United States, which could increase our income tax expense.

The amount of the income of our foreign subsidiaries that we expect to remit to the United States may significantly impact our U.S. federal income tax expense. We pay U.S. federal income taxes on that portion of the income of our foreign subsidiaries that is expected to be remitted to the United States and be taxable. In order to service our debt obligations, we may need to increase the portion of the income of our foreign subsidiaries that we expect to remit to the United States, which may significantly increase our income tax expense. Consequently, our strategic initiative to enhance our global supply chain by optimizing lower-cost manufacturing capacity and to support our commercial operations outside the United States may result in capital investments outside the United States that impact our income tax expense.

Unanticipated changes in our tax rates or exposure to additional income tax liabilities could increase our income taxes and decrease our net income.

We are subject to income taxes in both the United States and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes and, in the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Our effective tax rates could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, the resolution of issues arising from tax audits with various tax authorities, changes in tax laws, adjustments to income taxes upon finalization of various tax returns and other factors. Our tax determinations are regularly subject to audit by tax authorities and developments in those audits could adversely affect our income tax provision. Although we believe that our tax estimates are reasonable, any significant increase in our future effective tax rates could adversely impact our net income for future periods.

Our balance sheet includes a significant amount of deferred tax assets. We must generate sufficient future taxable income to realize the deferred tax benefits.

As of January 1, 2011, we had approximately $469 million of net deferred tax assets on our balance sheet, which represents 12% of our total assets. Deferred tax assets relate to temporary differences (differences between the assets and liabilities in the consolidated financial statements and the assets and liabilities in the calculation of taxable income). The recognition of deferred tax assets is reduced by a valuation allowance if it is more likely than not that the tax benefits associated with the deferred tax benefits will not be realized. If we are unable to generate sufficient future taxable income in certain jurisdictions, or if there is a significant change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, we could be required to increase the valuation allowances against our deferred tax assets, which would cause an increase in our effective tax rate. A significant increase in our effective tax rate could have a material adverse effect on our financial condition or results of operations.

Compliance with environmental and other regulations could require significant expenditures.

We are subject to various federal, state, local and foreign laws and regulations that govern our activities, operations and products that may have adverse environmental, health and safety effects, including laws and regulations relating to generating emissions, water discharges, waste, product and packaging content and workplace safety. Noncompliance with these laws and regulations may result in substantial monetary penalties and criminal sanctions. Future events that could give rise to manufacturing interruptions or environmental remediation include changes in existing laws and regulations, the enactment of new laws and regulations, a release of hazardous substances on or from our properties or any associated offsite disposal location, or the discovery of contamination from current or prior activities at any of our properties. While we are not aware of any proposed regulations or remedial obligations that could trigger significant costs or capital expenditures in order to comply, any such regulations or obligations could adversely affect our business, results of operations, financial condition and cash flows.

International trade regulations may increase our costs or limit the amount of products that we can import from suppliers in a particular country, which could have an adverse effect on our business.

Because a significant amount of our manufacturing and production operations are located, or our products are sourced from, outside the United States, we are subject to international trade regulations. The international trade regulations to which we are subject or may become subject include tariffs, safeguards or quotas. These regulations could limit the countries in which we produce or from which we source our products or significantly increase the cost of operating in or obtaining materials originating from certain countries. Restrictions imposed by international trade regulations can have a particular impact on our business when, after we have moved our operations to a particular location, new unfavorable regulations are enacted in that area or favorable regulations currently in effect are changed. The countries in which our products are manufactured or into which or from they are imported may from time to time impose additional new regulations, or modify existing regulations, including:

- additional duties, taxes, tariffs and other charges on imports, including retaliatory duties or other trade sanctions, which may or may not be based on WTO rules, and which would increase the cost of products produced in such countries;
- limitations on the quantity of goods which may be imported into the United States from a particular country, including the imposition of further "safeguard" mechanisms by the U.S. government or governments in other jurisdictions, limiting our ability to import goods from particular countries, such as China;
- changes in the classification and/or valuation of products that could result in higher duty rates than we have historically paid;
- modification of the trading status of certain countries;
- requirements as to where products are manufactured;
- creation of export licensing requirements, imposition of restrictions on export quantities or specification of minimum export pricing; or
- creation of other restrictions on imports.

Adverse international trade regulations, including those listed above, would have a material adverse effect on our business, results of operations, financial condition and cash flows.

We had approximately 55,500 employees worldwide as of January 1, 2011, and our business operations and financial performance could be adversely affected by changes in our relationship with our employees or changes to U.S. or foreign employment regulations.

We had approximately 55,500 employees worldwide as of January 1, 2011. This means we have a significant exposure to changes in domestic and foreign laws governing our relationships with our employees, including wage and hour laws and regulations, fair labor standards, minimum wage requirements, overtime pay, unemployment tax rates, workers' compensation rates, citizenship requirements and payroll taxes, which likely would have a direct impact on our operating costs. Approximately 47,100 of those employees were outside of the United States. A significant increase in minimum wage or overtime rates in countries where we have employees could have a significant impact on our operating costs and may require that we relocate those operations or take other steps to mitigate such increases, all of which may cause us to incur additional costs, expend resources responding to such increases and lower our margins.

In addition, some of our employees are members of labor organizations or are covered by collective bargaining agreements. If there were a significant increase in the number of our employees who are members of labor organizations or become parties to collective bargaining agreements, we would become vulnerable to a strike, work stoppage or other labor action by these employees that could have an adverse effect on our business.

We may suffer negative publicity if we or our third-party manufacturers violate labor laws or engage in practices that are viewed as unethical or illegal, which could cause a loss of business.

We cannot fully control the business and labor practices of our third-party manufacturers, the majority of whom are located in Asia, Central America and the Caribbean Basin. If one of our own manufacturing operations or one of our third-party manufacturers violates or is accused of violating local or international labor laws or other applicable regulations, or engages in labor or other practices that would be viewed in any market in which our products are sold as unethical, we could suffer negative publicity, which could tarnish our brands' image or result in a loss of sales. In addition, if such negative publicity affected one of our customers, it could result in a loss of business for us.

The success of our business is tied to the strength and reputation of our brands, including brands that we license to other parties. If other parties take actions that weaken, harm the reputation of or cause confusion with our brands, our business, and consequently our sales, results of operations and cash flows, may be adversely affected.

We license some of our important trademarks to third parties. For example, we license *Champion* to third parties for athletic-oriented accessories. Although we make concerted efforts to protect our brands through quality control mechanisms and contractual obligations imposed on our licensees, there is a risk that some licensees may not be in full compliance with those mechanisms and obligations. In that event, or if a licensee engages in behavior with respect to the licensed marks that would cause us reputational harm, we could experience a significant downturn in that brand's business, adversely affecting our sales and results of operations. Similarly, any misuse of the *Wonderbra* or *Playtex* brands by Sun Capital could result in negative publicity and a loss of sales for our products under these brands, any of which may have a material adverse effect on our business, results of operations, financial condition or cash flows.

We design, manufacture, source and sell products under trademarks that are licensed from third parties. If any licensor takes actions related to their trademarks that would cause their brands or our company reputational harm, our business may be adversely affected.

We design, manufacture, source and sell a number of our products under trademarks that are licensed from third parties such as our *Polo Ralph Lauren* men's underwear. Because we do not control the brands licensed to us, our licensors could make changes to their brands or business models that could result in a significant downturn in a brand's business, adversely affecting our sales and results of operations. If any licensor engages in behavior with respect to the licensed marks that would cause us reputational harm, or if any of the brands licensed to us violates the trademark rights of another or are deemed to be invalid or unenforceable, we could experience a significant downturn in that brand's business, adversely affecting our sales and results of operations, and we may be required to expend significant amounts on public relations, advertising and, possibly, legal fees.

We are prohibited from selling our Wonderbra and Playtex intimate apparel products in the EU, as well as certain other countries in Europe and South Africa, and therefore are unable to take advantage of business opportunities that may arise in such countries.

Sun Capital has an exclusive, perpetual, royalty-free license to manufacture, sell and distribute apparel products under the *Wonderbra* and *Playtex* trademarks in the member states of the EU, as well as Russia, South Africa, Switzerland and certain other nations in Europe. Due to the exclusive license, we are not permitted to sell *Wonderbra* and *Playtex* branded products in these nations and Sun Capital is not permitted to sell *Wonderbra* and *Playtex* branded products outside of these nations. Consequently, we will not be able to take advantage of business opportunities that may arise relating to the sale of *Wonderbra* and *Playtex* products in these nations. For more information on these sales restrictions see "Business — Intellectual Property."

If we are unable to protect our intellectual property rights, our business may be adversely affected.

Our trademarks and copyrights are important to our marketing efforts and have substantial value. We aggressively protect these trademarks and copyrights from infringement and dilution through appropriate measures, including court actions and administrative proceedings. We are susceptible to others imitating our products and infringing our intellectual property rights. Infringement or counterfeiting of our products could diminish the value of our brands or otherwise adversely affect our business. Actions we have taken to establish and protect our intellectual property rights may not be adequate to prevent imitation of our products by others or to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others. In addition, unilateral actions in the United States or other countries, such as changes to or the repeal of laws recognizing trademark or other intellectual property rights, could have an impact on our ability to enforce those rights.

The value of our intellectual property could diminish if others assert rights in, or ownership of, our trademarks and other intellectual property rights. We may be unable to successfully resolve these types of conflicts to our satisfaction. In some cases, there may be trademark owners who have prior rights to our trademarks because the laws of certain foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States. In other cases, there may be holders who have prior rights to similar trademarks. We are from time to time involved in opposition and cancellation proceedings with respect to some items of our intellectual property.

Our business depends on our senior management team and other key personnel.

Our success depends upon the continued contributions of our senior management team and other key personnel, some of whom have unique talents and experience and would be difficult to replace. The loss or interruption of the services of a member of our senior management team or other key personnel could have a material adverse effect on our business during the transitional period that would be required for a successor to assume the responsibilities of the position. Our future success will also depend on our ability to attract and retain key managers, sales people and others. We may not be able to attract or retain these employees, which could adversely affect our business.

Businesses that we may acquire may fail to perform to expectations, and we may be unable to successfully integrate acquired businesses with our existing business.

From time to time, we may evaluate potential acquisition opportunities to support and strengthen our business. We may not be able to realize all or a substantial portion of the anticipated benefits of acquisitions that we may consummate. Newly acquired businesses may not achieve expected results of operations, including expected levels of revenues, and may require unanticipated costs and expenditures. Acquired businesses may also subject us to liabilities that we were unable to discover in the course of our due diligence, and our rights to indemnification from the sellers of such businesses, even if obtained, may not be sufficient to offset the relevant liabilities. In addition, the integration of newly acquired businesses may be expensive and time-consuming and may not be entirely successful. Integration of the acquired businesses may also place additional pressures on our systems of internal control over financial reporting. If we are unable to successfully integrate newly acquired businesses or if acquired businesses fail to produce targeted results, it could have an adverse effect on our results of operations or financial condition.

If the IRS determines that our spin off from Sara Lee does not qualify as a "tax-free" distribution or a "tax-free" reorganization, we may be subject to substantial liability.

Sara Lee has received a private letter ruling from the Internal Revenue Service, or the "IRS," to the effect that, among other things, the spin off qualifies as a tax-free distribution for U.S. federal income tax purposes under Section 355 of the Internal Revenue Code of 1986, as amended, or the "Internal Revenue Code," and as part of a tax-free reorganization under Section 368(a)(1)(D) of the Internal Revenue Code, and the transfer to us of assets and the assumption by us of liabilities in connection with the spin off will not result in the recognition of any gain or loss for U.S. federal income tax purposes to Sara Lee.

Although the private letter ruling relating to the qualification of the spin off under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code generally is binding on the IRS, the continuing validity of the ruling is subject to the accuracy of factual representations and assumptions made in connection with obtaining such private letter ruling. Also, as part of the IRS's general policy with respect to rulings on spin off transactions under Section 355 of the Internal Revenue Code, the private letter ruling obtained by Sara Lee is based upon representations by Sara Lee that certain conditions which are necessary to obtain tax-free treatment under Section 355 and Section 368(a)(1)(D) of the Internal Revenue Code have been satisfied, rather than a determination by the IRS that these conditions have been satisfied. Any inaccuracy in these representations could invalidate the ruling.

If the spin off does not qualify for tax-free treatment for U.S. federal income tax purposes, then, in general, Sara Lee would be subject to tax as if it has sold the common stock of our company in a taxable sale for its fair market value. Sara Lee's stockholders would be subject to tax as if they had received a taxable distribution equal to the fair market value of our common stock that was distributed to them, taxed as a dividend (without reduction for any portion of a Sara Lee's stockholder's basis in its shares of Sara Lee common stock) for U.S. federal income tax purposes and possibly for purposes of state and local tax law, to the extent of a Sara Lee's stockholder's pro rata share of Sara Lee's current and accumulated earnings and profits (including any arising from the taxable gain to Sara Lee with respect to the spin off). It is expected that the amount of any such taxes to Sara Lee's stockholders and to Sara Lee would be substantial.

Pursuant to a tax sharing agreement we entered into with Sara Lee in connection with the spin off, we agreed to indemnify Sara Lee and its affiliates for any liability for taxes of Sara Lee resulting from: (1) any action or failure to act by us or any of our affiliates following the completion of the spin off that would be inconsistent with or prohibit the spin off from qualifying as a tax-free transaction to Sara Lee and to Sara Lee's stockholders under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code, or (2) any action or failure to act by us or any of our affiliates following the completion of the spin off that would be inconsistent with or cause to be untrue any material, information, covenant or representation made in connection with the private letter ruling obtained by Sara Lee from the IRS relating to, among other things, the qualification of the spin off as a tax-free transaction described under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code. Our indemnification obligations to Sara Lee and its affiliates are not limited in amount or subject to any cap. We expect that the amount of any such taxes to Sara Lee would be substantial.

Anti-takeover provisions of our charter and bylaws, as well as Maryland law and our stockholder rights agreement, may reduce the likelihood of any potential change of control or unsolicited acquisition proposal that you might consider favorable.

Our charter permits our board of directors, without stockholder approval, to amend the charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have the authority to issue. In addition, our board of directors may classify or reclassify any unissued shares of common stock or preferred stock and may set the preferences, conversion or other rights, voting powers and other terms of the classified or reclassified shares. Our board of directors could establish a series of preferred stock that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders. Under Maryland law, our board of directors also is permitted, without stockholder approval, to implement a classified board structure at any time.

Our bylaws, which only can be amended by our board of directors, provide that nominations of persons for election to our board of directors and the proposal of business to be considered at a stockholders meeting may be made only in the notice of the meeting, by or at the direction of our board of directors or by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures of our bylaws. Also, under Maryland law, business combinations between us and an interested stockholder or an affiliate of an interested stockholder, including mergers, consolidations, share exchanges or, in circumstances specified in the statute, asset transfers or issuances or reclassifications of equity securities, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. An interested stockholder includes any person who beneficially owns 10% or more of the voting power of our shares or any affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our stock. A person is not an interested stockholder under the statute if our board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, our board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by our board. After the five-year prohibition, any business combination between us and an interested stockholder generally must be recommended by our board of directors and approved by two supermajority votes or our common stockholders must receive a minimum price, as defined under Maryland law, for their shares. The statute permits various exemptions from its provisions, including business combinations that are exempted by our board of directors prior to the time that the interested stockholder becomes an interested stockholder.

In addition, we have adopted a stockholder rights agreement which provides that in the event of an acquisition of or tender offer for 15% of our outstanding common stock, our stockholders, other than the acquirer, shall be granted rights to purchase our common stock at a certain price. The stockholder rights agreement could make it more difficult for a third-party to acquire our common stock without the approval of our board of directors.

These and other provisions of Maryland law or our charter and bylaws could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for our common stock or otherwise be considered favorably by our stockholders.

ITEM 1B. Unresolved Staff Comments

Not applicable.

ITEM 1C. Executive Officers of the Registrant

The chart below lists our executive officers and is followed by biographic information about them. No family relationship exists between any of our directors or executive officers.

Name	Age	Positions
Richard A. Noll	53	Chairman of the Board of Directors and Chief Executive Officer
Gerald W. Evans Jr.	51	Co-operating Officer, President International
William J. Nictakis	50	Co-operating Officer, President U.S.
Joia M. Johnson	51	Chief Legal Officer, General Counsel and Corporate Secretary
Kevin W. Oliver	53	Chief Human Resources Officer
E. Lee Wyatt Jr.	58	Chief Financial Officer

Richard A. Noll has served as Chairman of the Board of Directors since January 2009, as our Chief Executive Officer since April 2006 and as a director since our formation in September 2005. From December 2002 until September 2006, he also served as a Senior Vice President of Sara Lee. From July 2005 to April 2006, Mr. Noll served as President and Chief Operating Officer of Sara Lee Branded Apparel. Mr. Noll served as Chief Executive Officer of Sara Lee Bakery Group from July 2003 to July 2005 and as the Chief Operating Officer of Sara Lee Bakery Group from July 2002 to July 2003. From July 2001 to July 2002, Mr. Noll was Chief Executive Officer of Sara Lee Legwear, Sara Lee Direct and Sara Lee Mexico. Mr. Noll joined Sara Lee in 1992 and held a number of management positions with increasing responsibilities while employed by Sara Lee.

Gerald W. Evans Jr. has served as our Co-operating Officer, President International, since November 2010. From February 2009 until November 2010, he was our President, International Business and Global Supply Chain. From February 2008 until February 2009, he served as our President, Global Supply Chain and Asia Business Development. From September 2006 until February 2008, he served as Executive Vice President, Chief Supply Chain Officer. From July 2005 until September 2006, Mr. Evans served as a Vice President of Sara Lee and as Chief Supply Chain Officer of Sara Lee Branded Apparel. Mr. Evans served as President and Chief Executive Officer of Sara Lee Sportswear and Underwear from March 2003 until June 2005 and as President and Chief Executive Officer of Sara Lee Sportswear from March 1999 to February 2003.

William J. Nictakis has served as our Co-operating Officer, President U.S., since November 2010. From November 2007 until November 2010, he was our President, Chief Commercial Officer. From June 2003 until November 2007, Mr. Nictakis served as President of the Sara Lee Bakery Group. From May 1999 through June 2003, Mr. Nictakis was Vice President, Sales, of Frito-Lay, Inc., a subsidiary of PepsiCo, Inc. that manufactures, markets, sells and distributes branded snacks.

Joia M. Johnson has served as our Chief Legal Officer, General Counsel and Corporate Secretary since January 2007, a position previously known as Executive Vice President, General Counsel and Corporate Secretary. From May 2000 until January 2007, Ms. Johnson served as Executive Vice President, General Counsel and Secretary of RARE Hospitality International, Inc., an owner, operator and franchisor of national chain restaurants. Ms. Johnson currently serves on the board of Crawford & Company, the world's largest independent provider of claims management solutions to the risk management and insurance industry.

Kevin W. Oliver has served as our Chief Human Resources Officer since September 2006, a position previously known as Executive Vice President, Human Resources. From January 2006 until September 2006, Mr. Oliver served as a Vice President of Sara Lee and as Senior Vice President, Human Resources of Sara Lee Branded Apparel. From February 2005 to December 2005, Mr. Oliver served as Senior Vice President, Human Resources for Sara Lee Food and Beverage and from August 2001 to January 2005 as Vice President, Human Resources for the Sara Lee Bakery Group.

E. Lee Wyatt Jr. has served as our Chief Financial Officer since September 2006, a position previously known as Executive Vice President, Chief Financial Officer. From September 2005 until September 2006, Mr. Wyatt served as a Vice President of Sara Lee and as Chief Financial Officer of Sara Lee Branded Apparel. Prior to joining Sara Lee, Mr. Wyatt was Executive Vice President, Chief Financial Officer and Treasurer of Sonic Automotive, Inc. from April 2003 to September 2005, and Vice President of Administration and Chief Financial Officer of Sealy Corporation from September 1998 to February 2003.

ITEM 2. Properties

We own and lease properties supporting our administrative, manufacturing, distribution and direct outlet activities. We own our approximately 470,000 square-foot headquarters located in Winston-Salem, North Carolina, which houses our various sales, marketing and corporate business functions. Research and development as well as certain product-design functions also are located in Winston-Salem, while other design functions are located in New York City and Lenexa, Kansas. Our products are manufactured through a combination of facilities we own and operate and facilities owned and operated by third-party contractors who perform some of the steps in the manufacturing process for us, such as cutting and/or sewing. We source the remainder of our finished goods from third-party manufacturers who supply us with finished products based on our designs.

As of January 1, 2011, we owned and leased properties in 23 countries, including 43 manufacturing facilities and 31 distribution centers, as well as office facilities. The leases for these properties expire between 2011 and 2022, with the exception of some seasonal warehouses that we lease on a month-by-month basis.

As of January 1, 2011, we also operated 224 direct outlet stores in 40 states, most of which are leased under five-year, renewable lease agreements and several of which are leased under ten-year agreements. We believe that our facilities, as well as equipment, are in good condition and meet our current business needs.

The following table summarizes our properties by country as of January 1, 2011:

Properties by Country (1)	Owned Square Feet	Leased Square Feet	Total
United States	3,171,576	7,666,324	10,837,900
Non-U.S. facilities:			
El Salvador	1,426,866	307,327	1,734,193
Honduras	356,279	916,520	1,272,799
China	1,070,912	47,734	1,118,646
Dominican Republic	835,240	178,033	1,013,273
Mexico	75,255	341,974	417,229
Canada	289,480	105,675	395,155
Vietnam	251,337	240,365	491,702
Costa Rica	168,282	—	168,282
Thailand	277,733	14,142	291,875
Belgium	—	165,398	165,398
Brazil	—	164,548	164,548
Argentina	125,289	—	125,289
10 other countries	—	77,428	77,428
Total non-U.S. facilities	4,876,673	2,559,144	7,435,817
Totals	8,048,249	10,225,468	18,273,717

(1) Excludes vacant land.

The following table summarizes the properties primarily used by our segments as of January 1, 2011:

Properties by Segment (1)	Owned Square Feet	Leased Square Feet	Total
Innerwear	3,319,699	4,019,584	7,339,283
Outerwear	2,294,310	2,655,156	4,949,466
Hosiery	303,445	39,000	342,445
Direct to Consumer	—	1,840,969	1,840,969
International	481,273	818,903	1,300,176
Totals	6,398,727	9,373,612	15,772,339

(1) Excludes vacant land, facilities under construction, facilities no longer in operation intended for disposal, sourcing offices not associated with a particular segment, and office buildings housing corporate functions.

ITEM 3. Legal Proceedings

Although we are subject to various claims and legal actions that occur from time to time in the ordinary course of our business, we are not party to any pending legal proceedings that we believe could have a material adverse effect on our business, results of operations, financial condition or cash flows.

ITEM 4. (Removed and Reserved)

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for our Common Stock

Our common stock currently is traded on the New York Stock Exchange, or the "NYSE," under the symbol "HBI." A "when-issued" trading market for our common stock on the NYSE began on August 16, 2006, and "regular way" trading of our common stock began on September 6, 2006. Prior to August 16, 2006, there was no public market for our common stock. Each share of our common stock has attached to it one preferred stock purchase right. These rights initially will be transferable with and only with the transfer of the underlying share of common stock. We have not made any unregistered sales of our equity securities.

The following table sets forth the high and low sales prices for our common stock for the indicated periods:

	High	Low
2009		
Quarter ended April 4, 2009	$13.66	$ 5.14
Quarter ended July 4, 2009	$19.07	$10.76
Quarter ended October 3, 2009	$22.96	$13.07
Quarter ended January 2, 2010	$26.61	$21.02
2010		
Quarter ended April 3, 2010	$28.40	$20.95
Quarter ended July 3, 2010	$31.45	$23.44
Quarter ended October 2, 2010	$27.88	$23.28
Quarter ended January 1, 2011	$28.42	$23.94

Holders of Record

On February 14, 2011, there were 40,861 holders of record of our common stock. Because many of the shares of our common stock are held by brokers and other institutions on behalf of stockholders, we are unable to determine the exact number of beneficial stockholders represented by these record holders, but we believe that there were approximately 73,300 beneficial owners of our common stock as of February 1, 2011.

Dividends

We currently do not pay regular dividends on our outstanding stock. The declaration of any future dividends and, if declared, the amount of any such dividends, will be subject to our actual future earnings, capital requirements, regulatory restrictions, debt covenants, other contractual restrictions and to the discretion of our board of directors. Our board of directors may take into account such matters as general business conditions, our financial condition and results of operations, our capital requirements, our prospects and such other factors as our board of directors may deem relevant.

Issuer Purchases of Equity Securities

There were no purchases by Hanesbrands during the quarter or year ended January 1, 2011 of equity securities that are registered under Section 12 of the Exchange Act.

Performance Graph

The following graph compares the cumulative total stockholder return on our common stock with the comparable cumulative return of the S&P MidCap 400 Index and the S&P 1500 Apparel, Accessories & Luxury Goods Index. The graph assumes that $100 was invested in our common stock and each index on August 11, 2006, the effective date of the registration of our common stock under Section 12 of the Exchange Act, although a "when-issued" trading market for our common stock did not begin until August 16, 2006, and "regular way" trading did not begin until September 6, 2006. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

Comparison of Cumulative Five Year Total Return


$250
$200
$150
$100
$ 50
$ 0
Hanesbrands Inc.
S&P MidCap 400 Index
S&P 1500 Apparel, Accessories & Luxury Goods Index
8/11/06
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10

Equity Compensation Plan Information

The following table provides information about our equity compensation plans as of January 1, 2011:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance (1)
Equity compensation plans approved by security holders	7,751,336	$22.34	3,945,486
Equity compensation plans not approved by security holders	—	—	—
Total	7,751,336	$22.34	3,945,486

(1) The amount appearing under "Number of securities remaining available for future issuance under equity compensation plans" includes 1,945,335 shares available under the Hanesbrands Inc. Omnibus Incentive Plan of 2006 and 2,000,151 shares available under the Hanesbrands Inc. Employee Stock Purchase Plan of 2006.

ITEM 6. Selected Financial Data

The following table presents our selected historical financial data. The statement of income data for the years ended January 1, 2011, January 2, 2010 and January 3, 2009 and the balance sheet data as of January 1, 2011 and January 2, 2010 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The statement of income data for the year ended December 29, 2007, the six-month period ended December 30, 2006 and the year ended July 1, 2006 and the balance sheet data as of January 3, 2009, December 29, 2007, December 30, 2006 and July 1, 2006 has been derived from our financial statements not included in this Annual Report on Form 10-K.

In October 2006, our Board of Directors approved a change in our fiscal year end from the Saturday closest to June 30 to the Saturday closest to December 31. As a result of this change, the table below includes presentation of the transition period beginning on July 2, 2006 and ending on December 30, 2006.

Our historical financial data for periods prior to our spin off from Sara Lee on September 5, 2006 is not necessarily indicative of our future performance or what our financial position and results of operations would have been if we had operated as a separate, stand alone entity during all of the periods shown. The data should be read in conjunction with our historical financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K.

	Years Ended				Six Months Ended	Year Ended
(amounts in thousands, except per share data)	January 1, 2011	January 2, 2010	January 3, 2009	December 29, 2007	December 30, 2006	July 1, 2006
Statement of Income Data:						
Net sales	$ 4,326,713	$ 3,891,275	$ 4,248,770	$ 4,474,537	$ 2,250,473	$ 4,472,832
Cost of sales	2,911,944	2,626,001	2,871,420	3,033,627	1,530,119	2,987,500
Gross profit	1,414,769	1,265,274	1,377,350	1,440,910	720,354	1,485,332
Selling, general and administrative expenses	1,010,581	940,530	1,009,607	1,040,754	547,469	1,051,833
Gain on curtailment of postretirement benefits	—	—	—	(32,144)	(28,467)	—
Restructuring	—	53,888	50,263	43,731	11,278	(101)
Operating profit	404,188	270,856	317,480	388,569	190,074	433,600
Other expense (income)	20,221	49,301	(634)	5,235	7,401	—
Interest expense, net	150,236	163,279	155,077	199,208	70,753	17,280
Income before income tax expense	233,731	58,276	163,037	184,126	111,920	416,320
Income tax expense	22,438	6,993	35,868	57,999	37,781	93,827
Net income	$ 211,293	$ 51,283	$ 127,169	$ 126,127	$ 74,139	$ 322,493
Earnings per share — basic (1)	$ 2.19	$ 0.54	$ 1.35	$ 1.31	$ 0.77	$ 3.35
Earnings per share — diluted (2)	$ 2.16	$ 0.54	$ 1.34	$ 1.30	$ 0.77	$ 3.35
Weighted average shares — basic (1)	96,500	95,158	94,171	95,936	96,309	96,306
Weighted average shares — diluted (2)	97,774	95,668	95,164	96,741	96,620	96,306

(in thousands)	January 1, 2011	January 2, 2010	January 3, 2009	December 29, 2007	December 30, 2006	July 1, 2006
Balance Sheet Data:						
Cash and cash equivalents	$ 43,671	$ 38,943	$ 67,342	$ 174,236	$ 155,973	$ 298,252
Total assets	3,790,002	3,326,564	3,534,049	3,439,483	3,435,620	4,903,886
Noncurrent liabilities:						
Long-term debt	1,990,735	1,727,547	2,130,907	2,315,250	2,484,000	—
Other noncurrent liabilities	407,243	385,323	469,703	146,347	271,168	49,987
Total noncurrent liabilities	2,397,978	2,112,870	2,600,610	2,461,597	2,755,168	49,987
Total stockholders' or parent companies' equity	562,674	334,719	185,155	288,904	69,271	3,229,134

(1) Prior to the spin off on September 5, 2006, the number of shares used to compute basic and diluted earnings per share is 96,306, which was the number of shares of our common stock outstanding on September 5, 2006.

(2) Subsequent to the spin off on September 5, 2006, the number of shares used to compute diluted earnings per share is based on the number of shares of our common stock outstanding, plus the potential dilution that could occur if restricted stock units and options granted under our equity-based compensation arrangements were exercised or converted into common stock.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This management's discussion and analysis of financial condition and results of operations, or MD&A, contains forward-looking statements that involve risks and uncertainties. Please see "Forward-Looking Statements" and "Risk Factors" in this Annual Report on Form 10-K for a discussion of the uncertainties, risks and assumptions associated with these statements. This discussion should be read in conjunction with our historical financial statements and related notes thereto and the other disclosures contained elsewhere in this Annual Report on Form 10-K. The results of operations for the periods reflected herein are not necessarily indicative of results that may be expected for future periods, and our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those listed under "Risk Factors" in this Annual Report on Form 10-K and included elsewhere in this Annual Report on Form 10-K.

MD&A is a supplement to our financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K, and is provided to enhance your understanding of our results of operations and financial condition. Our MD&A is organized as follows:

- ***Overview.*** This section provides a general description of our company and operating segments, business and industry trends, our key business strategies and background information on other matters discussed in this MD&A.
- ***Components of Net Sales and Expenses.*** This section provides an overview of the components of our net sales and expenses that are key to an understanding of our results of operations.
- ***2010 Highlights.*** This section discusses some of the highlights of our performance and activities during 2010.
- ***Consolidated Results of Operations and Operating Results by Business Segment.*** These sections provide our analysis and outlook for the significant line items on our statements of income, as well as other information that we deem meaningful to an understanding of our results of operations on both a consolidated basis and a business segment basis.
- ***Liquidity and Capital Resources.*** This section provides an analysis of trends and uncertainties affecting liquidity, cash requirements for our business, sources and uses of our cash and our financing arrangements.
- ***Critical Accounting Policies and Estimates.*** This section discusses the accounting policies that we consider important to the evaluation and reporting of our financial condition and results of operations, and whose application requires significant judgments or a complex estimation process.
- ***Recently Issued Accounting Pronouncements.*** This section provides a summary of the most recent authoritative accounting pronouncements that we will be required to adopt in a future period.

Overview

Our Company

We are a consumer goods company with a portfolio of leading apparel brands, including *Hanes, Champion, Playtex, Bali, L'eggs, Just My Size, barely there, Wonderbra, Stedman, Outer Banks, Zorba, Rinbros, Duofold* and *Gear for Sports*. We design, manufacture, source and sell a broad range of basic apparel such as T-shirts, bras, panties, men's underwear, kids' underwear, casualwear, activewear, socks and hosiery. According to NPD, our brands held either the number one or number two U.S. market position by units sold in most product categories in which we compete, for the 12 month period ended December 31, 2010.

Our distribution channels include direct to consumer sales at our outlet stores, national chains and department stores and warehouse clubs, mass-merchandise outlets and international sales. During 2010, approximately 44% of our net sales were to mass merchants in the United States, 15% were to national chains and department stores in the United States, 12% were in our International segment, 9% were in our Direct to Consumer segment in the United States, and 20% were to other retail channels in the United States such as embellishers, specialty retailers, wholesale clubs, sporting goods stores and collegiate bookstores.

Our Segments

Our operations are managed and reported in five operating segments, each of which is a reportable segment for financial reporting purposes: Innerwear, Outerwear, Hosiery, Direct to Consumer and International. These segments are organized principally by product category, geographic location and distribution channel. Each segment has its own management that is responsible for the operations of the segment's businesses but the segments share a common supply chain and media and marketing platforms. In October 2009, we completed the sale of our yarn operations and, as a result, we no longer have net sales in the Other segment, which was primarily comprised of sales of yarn to third parties.

- ***Innerwear.*** The Innerwear segment focuses on core basic apparel, and consists of products such as women's intimate apparel, men's underwear, kids' underwear, and socks, marketed under well-known brands that are trusted by consumers. We are an intimate apparel category leader in the United States with our *Hanes, Playtex, Bali, barely there, Just My Size* and *Wonderbra* brands. We are also a leading manufacturer and marketer of men's underwear and kids' underwear under the *Hanes* and *Polo Ralph Lauren* brand names. During 2010, net sales from our Innerwear segment were $2.0 billion, representing approximately 46% of total net sales.

- ***Outerwear.*** We are a leader in the casualwear and activewear markets through our *Hanes, Champion, Just My Size, Duofold* and *Gear for Sports* brands, where we offer products such as T-shirts and fleece. Our casualwear lines offer a range of quality, comfortable clothing for men, women and children marketed under the *Hanes* and *Just My Size* brands. The *Just My Size* brand offers casual apparel designed exclusively to meet the needs of plus-size women. In 2009, we entered into a multi-year agreement to provide a women's casualwear program with our *Just My Size* brand at Wal-Mart stores. In addition to activewear for men and women, *Champion* provides uniforms for athletic programs and includes an apparel program, *C9 by Champion,* at Target stores. We also license our *Champion* name for collegiate apparel and footwear. We also supply our T-shirts, sport shirts and fleece products, including brands such as *Hanes, Champion, Outer Banks* and *Hanes Beefy-T,* to customers, primarily wholesalers, who then resell to screen printers and embellishers. On November 1, 2010, we completed our acquisition of Gear for Sports, a leading seller of licensed logo apparel in collegiate bookstores and other channels, which significantly strengthens our strategy of creating stronger branded and defensible businesses in our Outerwear segment. The operating results of Gear for Sports are included in the Outerwear segment. During 2010, net sales from our Outerwear segment were $1.3 billion, representing approximately 29% of total net sales.
- ***Hosiery.*** We are the leading marketer of women's sheer hosiery in the United States. We compete in the hosiery market by striving to offer superior values and executing integrated marketing activities, as well as focusing on the style of our hosiery products. We market hosiery products under our *L'eggs, Hanes* and *Just My Size* brands. During 2010, net sales from our Hosiery segment were $167 million, representing approximately 4% of total net sales. We expect the trend of declining hosiery sales to continue consistent with the overall decline in the industry and with shifts in consumer preferences.
- ***Direct to Consumer.*** Our Direct to Consumer operations include our value-based ("outlet") stores and Internet operations which sell products from our portfolio of leading brands. We sell our branded products directly to consumers through our outlet stores as well as our websites operating under the *Hanes, One Hanes Place, Just My Size* and *Champion* names. Our Internet operations are supported by our catalogs. As of January 1, 2011 and January 2, 2010, we had 224 and 228 outlet stores, respectively. During 2010, net sales from our Direct to Consumer segment were $378 million, representing approximately 9% of total net sales.
- ***International.*** International includes products that span across the Innerwear, Outerwear and Hosiery reportable segments and are primarily marketed under the *Hanes, Champion, Wonderbra, Playtex, Stedman, Zorba, Rinbros, Kendall, Sol y Oro, Bali* and *Ritmo* brands. During 2010, net sales from our International segment were $509 million, representing approximately 12% of total net sales and included sales in Latin America, Asia, Canada, Europe and South America. Our largest international markets are Canada, Japan, Mexico, Europe and Brazil, and we also have sales offices in India and China.

Outlook for 2011

After a strong performance in 2010 in an uncertain and volatile economic environment, we expect continued double-digit growth in 2011 with projected net sales of approximately $4.85 billion to $5.0 billion compared to $4.33 billion in 2010. The primary drivers of this growth are expected to be price increases, partially offset by demand elasticity, a full year of the Gear for Sports acquisition contributing approximately five points of growth, and net shelf-space gains and increases in consumer spending each contributing another one to two points of growth in net sales.

Because of expected systemic cost inflation in 2011 as described below, particularly for cotton, energy and labor, we expect to take price increases throughout the year as warranted by cost inflation, including multiple increases already put in place through late summer. The timing and frequency of price increases will vary by product category, channel of trade, and country, with some increases as frequently as quarterly. The magnitude of price increases also will vary by product category. Demand elasticity effects, which could be significant for higher double-digit price increases implemented later in 2011, should be manageable and will have a muted impact in 2011.

For the first three quarters of 2011, we believe we know the majority of our costs, with cotton prices locked in through October. Our current 2011 earnings expectations assume we will continue to realize efficiency savings from our supply chain optimization of approximately $40 million and eliminate the majority of excess 2010 costs to service the strong sales growth of $25 million to $30 million; continued investment in trade and media spending consistent with our historical rate of $90 million to $100 million; stable interest expense; and a higher full-year tax rate that could range from a percentage in the teens to the low 20s.

As a result of the cost inflation and higher product pricing, we expect higher working capital, in particular higher accounts receivable and inventories, partially offset by higher inventory turns which will negatively impact our cash flow. We typically use cash for the first half of the year and generate most of our cash flow in the second half of the year.

Business and Industry Trends

Inflation and Changing Prices

The economic environment in which we are operating continues to be uncertain and volatile, which could have unanticipated adverse effects on our business during 2011 and beyond. We are seeing a sustained increase in various input costs, such as cotton and oil-related materials, utilities, freight and wages, which impacted our results in 2010 and will continue to do so throughout 2011. The estimated impact of cost inflation could be in the range of $250 million to $300 million higher in 2011 over 2010. Rising demand for cotton resulting from the economic recovery, weather-related supply disruptions, significant declines in U.S. inventory and a sharp rise in the futures market for cotton caused cotton prices to surge upward during 2010 and early 2011. After taking into consideration the cotton costs currently in our finished goods inventory and cotton prices we have locked in through October, we expect an average for cotton of at least $1.00 per pound in 2011 for purchases of cotton used in goods manufactured by us, which would have a negative impact ranging from $100 million to $125 million when compared to 2010. The first and second quarters of 2011 should reflect an average cost of 83 cents per pound, the third quarter of 2011 should reflect an average cost of 89 cents per pound and the fourth quarter is not locked in at this time. These estimates do not include the cotton impact on the cost of sourced goods.

Although we have sold our yarn operations and nearly 40% of our business, such as bras, sheer hosiery and portions of our activewear categories, is not cotton-based, we are still exposed to fluctuations in the cost of cotton. During 2010, cotton prices hit their highest levels in 140 years. Increases in the cost of cotton can result in higher costs in the price we pay for yarn from our large-scale yarn suppliers. Our costs for cotton yarn and cotton-based textiles vary based upon the fluctuating cost of cotton, which is affected by, among other factors, weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable and beyond our control. We are able to lock in the cost of cotton reflected in the price we pay for yarn from our primary yarn suppliers in an attempt to protect our business from the volatility of the market price of cotton. However, our business can be affected by dramatic movements in cotton prices. Although the cost of cotton used in goods manufactured by us has historically represented only 6% of our cost of sales, it has risen to around 10% primarily as a result of cost inflation. Costs incurred for materials and labor are capitalized into inventory and impact our results as the inventory is sold.

Inflation can have a long-term impact on us because increasing costs of materials and labor may impact our ability to maintain satisfactory margins. For example, the cost of the materials that are used in our manufacturing process, such as oil-related commodities and other raw materials, such as dyes and chemicals, and other costs, such as fuel, energy and utility costs, can fluctuate as a result of inflation and other factors. Similarly, a significant portion of our products are manufactured in other countries and declines in the value of the U.S. dollar may result in higher manufacturing costs. Increases in inflation may not be matched by rises in income, which also could have a negative impact on spending.

If we incur increased costs for materials, including cotton, and labor that we are unable to recoup through price increases or improved efficiencies, or if consumer spending declines, our business, results of operations, financial condition and cash flows may be adversely affected.

Given the systemic cost inflation that the apparel industry is currently experiencing, most apparel retailers and manufacturers have announced they will be implementing price increases in 2011 in order to maintain satisfactory margins. Higher raw material costs, including cotton, and higher labor costs overseas are the primary reasons that price increases are needed to manage the inflated costs.

Other Business and Industry Trends

The basic apparel market is highly competitive and evolving rapidly. Competition is generally based upon brand name recognition, price, product quality, selection, service and purchasing convenience. The majority of our core styles continue from year to year, with variations only in color, fabric or design details. Some products, however, such as intimate apparel, activewear and sheer hosiery, do have more of an emphasis on style and innovation. Our businesses face competition today from other large corporations and foreign manufacturers, as well as smaller companies, department stores, specialty stores and other retailers that market and sell basic apparel products under private labels that compete directly with our brands.

Our top ten customers accounted for 65% of our net sales and our top customer, Wal-Mart, accounted for over $1 billion of our sales in 2010. Our largest customers in 2010 were Wal-Mart, Target and Kohl's, which accounted for 26%, 17% and 6% of total sales, respectively. The growth in retailers can create pricing pressures as our customers grow larger and seek to have greater concessions in their purchase of our products, while they can be increasingly demanding that we provide them with some of our products on an exclusive basis. To counteract these effects, it has become increasingly important to leverage our national brands through investment in our largest and strongest brands as our customers strive to maximize their performance especially in today's challenging economic environment. In addition, during the past several years, various retailers, including some of our largest customers, have experienced significant difficulties, including restructurings, bankruptcies and liquidations, and the ability of retailers to overcome these difficulties may increase due to worldwide economic conditions. Brands are important in our core categories to drive traffic and project required quality and value.

Anticipating changes in and managing our operations in response to consumer preferences remains an important element of our business. In recent years, we have experienced changes in our net sales, revenues and cash flows in accordance with changes in consumer preferences and trends. For example, we expect the trend of declining hosiery sales to continue consistent with the overall decline in the industry and with shifts in consumer preferences. The Hosiery segment only comprised 4% of our net sales in 2010 however, and as a result, the decline in the Hosiery segment has not had a significant impact on our net sales, revenues or cash flows. Generally, we manage the Hosiery segment for cash, placing an emphasis on reducing our cost structure and managing cash efficiently.

Growth Platform

We have built a powerful three-plank growth platform designed to use big brands to increase sales domestically and internationally, use a low-cost worldwide supply chain to expand margins, and use strong cash flow to support multiple strategies to create value.

The first plank of our growth platform is the size and power of our brands. We have made significant investment in our consumer insights capability, innovative product development, and marketing. We have very large U.S. share positions, with the No. 1 share in all our innerwear categories and strong positions in outerwear categories, but we have ample opportunities to further build share. Internationally, our commercial markets include Mexico, Canada, Japan, India, Brazil and China, where a substantial amount of gross domestic product growth outside the United States will be concentrated over the next decade.

The second plank of our growth platform is the low-cost global supply chain that we have just built. Our low-cost, high-scale supply chain spans both the Western and Eastern hemispheres and creates a competitive advantage for us around the globe. Our supply chain has generated significant cost savings, margin expansion and contributions to cash flow and will continue to do so as we further optimize our size, scale and production capability. To support our growth, we have increased our production capacity such as in our Nanjing textile facility, which we expect will ramp up to full capacity by the end of 2011.

The third plank of our growth platform is our ability to consistently generate strong cash flow. We have the potential to increase cash flow, and our flexible long-term capital structure allows us to use cash in executing multiple strategies for earnings growth, including debt reduction and selective tactical acquisitions.

Our Key Business Strategies

Sell more, spend less and generate cash are our broad strategies to build our brands, reduce our costs and generate cash.

Sell More

Through our "sell more" strategy, we seek to drive profitable growth by consistently offering consumers brands they love and trust and products with unsurpassed value. Key initiatives we are employing to implement this strategy include:

- ***Build big, strong brands in big core categories with innovative key items.*** Our ability to react to changing customer needs and industry trends is key to our success. Our design, research and product development teams, in partnership with our marketing teams, drive our efforts to bring innovations to market. We seek to leverage our insights into consumer demand in the basic apparel industry to develop new products within our existing lines and to modify our existing core products in ways that make them more appealing, addressing changing customer needs and industry trends. We also support our key brands with targeted, effective advertising and marketing campaigns.
- ***Foster strategic partnerships with key retailers via "team selling."*** We foster relationships with key retailers by applying our extensive category and product knowledge, leveraging our use of multi-functional customer management teams and developing new customer-specific programs such as *C9 by Champion* for Target and our *Just My Size* program at Wal-Mart. Our goal is to strengthen and deepen our existing strategic relationships with retailers and develop new strategic relationships.
- ***Use Kanban concepts to have the right products available in the right quantities at the right time.*** Through Kanban, a multi-initiative effort that determines production quantities, and in doing so, facilitates just-in-time production and ordering systems, we seek to ensure that products are available to meet customer demands while effectively managing inventory levels.

Spend Less

Through our "spend less" strategy, we seek to become an integrated organization that leverages its size and global reach to reduce costs, improve flexibility and provide a high level of service. Key initiatives we are employing to implement this strategy include:

- ***Optimizing our global supply chain to improve our cost-competitiveness and operating flexibility.*** We have restructured our supply chain over the past four years to create more efficient production clusters that utilize fewer, larger facilities and to balance our production capability between the Western Hemisphere and Asia. With our global supply chain infrastructure in place, we are focused long-term on optimizing our supply chain to further enhance efficiency, improve working capital and asset turns and reduce costs through several initiatives, such as supplier-managed inventory for raw materials and sourced goods ownership arrangements. We commenced production at our textile production plant in Nanjing, China, which is our first company-owned textile facility in Asia, in the fourth quarter of 2009 and we ramped up production in 2010 to support our growth, with the expectation of ramping up to full capacity by the end of 2011. The Nanjing facility, along with our other textile facilities and arrangements with outside contractors, enables us to expand and leverage our production scale as we balance our supply chain across hemispheres to support our production capacity. We consolidated our distribution network by implementing new warehouse management systems and technology and adding new distribution centers and new third-party logistics providers to replace parts of our legacy distribution network, including relocating distribution capacity to our West Coast distribution facility in California in order to expand capacity for goods we source from Asia.

- ***Leverage our global purchasing and manufacturing scale.*** Historically, we have had a decentralized operating structure with many distinct operating units. We are in the process of consolidating purchasing, manufacturing and sourcing across all of our product categories in the United States. We believe that these initiatives will streamline our operations, improve our inventory management, reduce costs and standardize processes.

Generate Cash

Through our "generate cash" strategy, we seek to effectively generate and invest cash at or above our weighted average cost of capital to provide superior returns for both our equity and debt investors. Key initiatives we are employing to implement this strategy include:

- ***Optimizing our capital structure to take advantage of our business model's strong and consistent cash flows.*** Maintaining appropriate debt leverage and utilizing excess cash to, for example, pay down debt, invest in our own stock and selectively pursue strategic acquisitions are keys to building a stronger business and generating additional value for investors. In November 2010, we completed a $1.0 billion senior notes offering and debt refinancing that strengthened and added flexibility to our capital structure by fixing a significant percentage of our debt at favorable interest rates at longer maturities.
- ***Continuing to improve turns for accounts receivables, inventory, accounts payable and fixed assets.*** Our ability to generate cash is enhanced through more efficient management of accounts receivables, inventory, accounts payable and fixed assets through several initiatives, such as supplier-managed inventory for raw materials, sourced goods ownership arrangements and other efforts.

Global Supply Chain

We have restructured our supply chain over the past four years to create more efficient production clusters that utilize fewer, larger facilities and to balance our production capability between the Western Hemisphere and Asia. We have closed plant locations, reduced our workforce and relocated some of our manufacturing capacity to lower cost locations in Asia, Central America and the Caribbean Basin. With our global supply chain infrastructure in place, we are focused long-term on optimizing our supply chain to further enhance efficiency, improve working capital and asset turns and reduce costs through several initiatives, such as supplier-managed inventory for raw materials and sourced goods ownership arrangements. We commenced production at our textile production plant in Nanjing, China, which is our first company-owned textile facility in Asia, in the fourth quarter of 2009 and we ramped up production in 2010 to support our growth, with the expectation of ramping up to full capacity by the end of 2011. The Nanjing facility, along with our other textile facilities and arrangements with outside contractors, enables us to expand and leverage our production scale as we balance our supply chain across hemispheres to support our production capacity. We consolidated our distribution network by implementing new warehouse management systems and technology and adding new distribution centers and new third-party logistics providers to replace parts of our legacy distribution network, including relocating distribution capacity to our West Coast distribution facility in California in order to expand capacity for goods we source from Asia.

Seasonality and Other Factors

Our operating results are subject to some variability due to seasonality and other factors. Generally, our diverse range of product offerings helps mitigate the impact of seasonal changes in demand for certain items. Sales are typically higher in the last two quarters (July to December) of each fiscal year. Socks, hosiery and fleece products generally have higher sales during this period as a result of cooler weather, back-to-school shopping and holidays. Sales levels in any period are also impacted by customers' decisions to increase or decrease their inventory levels in response to anticipated consumer demand. Our customers may cancel orders, change delivery schedules or change the mix of products ordered with minimal notice to us. Media, advertising and promotion expenses may vary from period to period during a fiscal year depending on the timing of our advertising campaigns for retail selling seasons and product introductions.

Although the majority of our products are replenishment in nature and tend to be purchased by consumers on a planned, rather than on an impulse, basis, our sales are impacted by discretionary spending by consumers. Discretionary spending is affected by many factors, including, among others, general business conditions, interest rates, inflation, consumer debt levels, the availability of consumer credit, currency exchange rates, taxation, electricity power rates, gasoline prices, unemployment trends and other matters that influence consumer confidence and spending. Many of these factors are outside our control. Consumers' purchases of discretionary items, including our products, could decline during periods when disposable income is lower, when prices increase in response to rising costs, or in periods of actual or perceived unfavorable economic conditions. These consumers may choose to purchase fewer of our products or to purchase lower-priced products of our competitors in response to higher prices for our products, or may choose not to purchase our products at prices that reflect our price increases that become effective from time to time.

Components of Net Sales and Expenses

Net sales

We generate net sales by selling basic apparel products such as T-shirts, bras, panties, men's underwear, kids' underwear, socks, hosiery, casualwear and activewear. Our net sales are recognized net of discounts, coupons, rebates, volume-based incentives and cooperative advertising costs. We recognize revenue when (i) there is persuasive evidence of an arrangement, (ii) the sales price is fixed or determinable, (iii) title and the risks of ownership have been transferred to the customer and (iv) collection of the receivable is reasonably assured, which occurs primarily upon shipment. Net sales include an estimate for returns and allowances based upon historical return experience. We also offer a variety of sales incentives to resellers and consumers that are recorded as reductions to net sales. Royalty income from license agreements with manufacturers of other consumer products that incorporate our brands is also included in net sales.

Cost of sales

Our cost of sales includes the cost of manufacturing finished goods, which consists of labor, raw materials such as cotton and petroleum-based products and overhead costs such as depreciation on owned facilities and equipment. Our cost of sales also includes finished goods sourced from third-party manufacturers that supply us with products based on our designs as well as charges for slow moving or obsolete inventories. Rebates, discounts and other cash consideration received from a vendor related to inventory purchases are reflected in cost of sales when the related inventory item is sold. Our costs of sales do not include shipping costs, comprised of payments to third party shippers, or handling costs, comprised of warehousing costs in our distribution facilities, and thus our gross margins may not be comparable to those of other entities that include such costs in cost of sales.

Selling, general and administrative expenses

Our selling, general and administrative expenses include selling, advertising, costs of shipping, handling and distribution to our customers, research and development, rent on leased facilities, depreciation on owned facilities and equipment and other general and administrative expenses. Selling, general and administrative expenses also include management payroll, benefits, travel, information systems, accounting, insurance and legal expenses.

Restructuring

We have from time to time closed facilities and reduced headcount, including in connection with previously announced restructuring and business transformation plans. We refer to these activities as restructuring actions. When we decide to close facilities or reduce headcount, we take estimated charges for such restructuring, including charges for exited non-cancelable leases and other contractual obligations, as well as severance and benefits. If the actual charge is different from the original estimate, an adjustment is recognized in the period such change in estimate is identified.

Other expense (income)

Our other expense (income) include charges such as losses on early extinguishment of debt, costs to amend and restate our credit facilities, fees associated with sales of certain trade accounts receivable to financial institutions, and charges related to the termination of certain interest rate hedging arrangements.

Interest expense, net

Our interest expense is net of interest income. Interest income is the return we earned on our cash and cash equivalents. Our cash and cash equivalents are invested in highly liquid investments with original maturities of three months or less.

Income tax expense

Our effective income tax rate fluctuates from period to period and can be materially impacted by, among other things:

- changes in the mix of our earnings from the various jurisdictions in which we operate;
- the tax characteristics of our earnings;
- the timing and amount of earnings of foreign subsidiaries that we repatriate to the United States, which may increase our tax expense and taxes paid; and
- the timing and results of any reviews of our income tax filing positions in the jurisdictions in which we transact business.

Highlights from the year ended January 1, 2011

- Total net sales in 2010 were $4.33 billion, compared with $3.89 billion in 2009, representing an 11% increase.
- Operating profit was $404 million in 2010 compared with $271 million in 2009, representing a 49% increase. As a percent of sales, operating profit was 9.3% in 2010 compared to 7.0% in 2009.
- Diluted earnings per share were $2.16 in 2010, compared with $0.54 in 2009.
- Gross capital expenditures were $106 million in 2010, compared to $127 million in 2009. Proceeds from sales of assets were $46 million in 2010 and $38 million in 2009.

- In November 2010, we completed the acquisition of GearCo, Inc., known as Gear for Sports, a leading seller of licensed logo apparel in collegiate bookstores. Gear for Sports, which sells embellished licensed apparel under several brand names, including our *Champion* label, had sales of approximately $225 million and an operating profit margin of more than 11% of sales in its fiscal year ended in June 2010. The Gear for Sports acquisition supports our strategy of creating stronger branded and defensible businesses in our Outerwear segment, which has included building our *Champion* activewear brand and increasing sales of higher-margin graphic apparel. We have significant growth synergies in both the collegiate bookstore channel and our existing retail channels and opportunities to take advantage of our low-cost global supply chain. After giving effect to the acquisition, graphic apparel sales constitute approximately 20% to 25% of the Outerwear Segment net sales. The purchase price was $55 million in cash for shareholders' equity plus payment at closing of approximately $172 million of debt of the privately held company.
- In November 2010, we completed a senior notes offering and debt refinancing that strengthened and added flexibility to our capital structure by fixing a significant percentage of our debt at favorable interest rates at longer maturities. The refinancing consisted of the sale of $1.0 billion 6.375% Senior Notes with a 10-year maturity. The proceeds from the sale of the 6.375% Senior Notes were used to retire early the entire $691 million outstanding under the $750 million floating-rate term loan facility (the "Term Loan Facility") under the 2009 Senior Secured Credit Facility and reduce the outstanding borrowings under the Revolving Loan Facility, and to pay fees and expenses related to the transaction.

Consolidated Results of Operations — Year Ended January 1, 2011 ("2010") Compared with Year Ended January 2, 2010 ("2009")

	Years Ended			
(dollars in thousands)	January 1, 2011	January 2, 2010	Higher (Lower)	Percent Change
Net sales	$ 4,326,713	$ 3,891,275	$ 435,438	11.2%
Cost of sales	2,911,944	2,626,001	285,943	10.9
Gross profit	1,414,769	1,265,274	149,495	11.8
Selling, general and administrative expenses	1,010,581	940,530	70,051	7.4
Restructuring	—	53,888	(53,888)	(100.0)
Operating profit	404,188	270,856	133,332	49.2
Other expenses	20,221	49,301	(29,080)	(59.0)
Interest expense, net	150,236	163,279	(13,043)	(8.0)
Income before income tax expense	233,731	58,276	175,455	301.1
Income tax expense	22,438	6,993	15,445	220.9
Net income	$ 211,293	$ 51,283	$ 160,010	312.0%

Net Sales

	Years Ended			
(dollars in thousands)	January 1, 2011	January 2, 2010	Higher (Lower)	Percent Change
Net sales	$ 4,326,713	$ 3,891,275	$ 435,438	11.2%

Consolidated net sales were higher by $435 million or 11% in 2010 compared to 2009, reflecting significant space and distribution gains at retailers, positive retail sell-through and inventory restocking at retail. Our significant space and distribution gains at retailers contributed approximately 6% of sales growth, while approximately 4% of growth was driven by increased retail sell-through, retailer inventory restocking and foreign currency exchange rates. Early in the fourth quarter of 2010 we completed the acquisition of Gear for Sports which accounted for 1% of our higher net sales. All three of our largest segments delivered double digit sales growth in 2010, with the Outerwear segment achieving 20% sales growth.

Innerwear, Outerwear and International segment net sales were higher by $179 million (10%), $208 million (20%) and $71 million (16%), respectively, in 2010 compared to 2009. Direct to Consumer segment net sales were higher by $8 million (2%), while Hosiery and Other segment net sales were lower by $19 million (10%) and $13 million, respectively, in 2010 compared to 2009. Outerwear's segment net sales include the acquisition of Gear for Sports during the fourth quarter of 2010 which contributed 4% of the segment's growth for the year.

International segment net sales were higher by 16% in 2010 compared to 2009, which reflected a favorable impact of $22 million related to foreign currency exchange rates due to the strengthening of the Canadian dollar, Japanese yen, Brazilian real and Mexican peso compared to the U.S. dollar, partially offset by the strengthening of the U.S. dollar compared to the Euro. International segment net sales were higher by 11% in 2010 compared to 2009 after excluding the impact of foreign exchange rates on currency.

Gross Profit

	Years Ended			
(dollars in thousands)	January 1, 2011	January 2, 2010	Higher (Lower)	Percent Change
Gross profit	$ 1,414,769	$ 1,265,274	$ 149,495	11.8%

As a percent of net sales, our gross profit was 32.7% in 2010 compared to 32.5% in 2009, increasing as a result of the items described below. Our results in 2010 primarily benefited from higher sales volumes and savings from cost reduction initiatives and were negatively impacted by higher cotton costs and higher service costs.

Our gross profit was higher by $149 million in 2010 compared to 2009 due primarily to higher sales volume of $203 million, savings from our prior restructuring actions of $29 million, vendor price reductions of $27 million, lower start-up and shut-down costs of $16 million associated with the consolidation and globalization of our supply chain, a $10 million favorable impact related to foreign currency exchange rates and lower accelerated depreciation of $5 million. The favorable impact of foreign currency exchange rates in our International segment was primarily due to the strengthening of the Canadian dollar, Japanese yen, Brazilian real and Mexican peso compared to the U.S. dollar, partially offset by the strengthening of the U.S. dollar compared to the Euro.

Our gross profit was negatively impacted by an unfavorable product sales mix of $54 million, higher sales incentives of $34 million, higher cotton costs of $33 million, lower product pricing of $12 million primarily in the first half of 2010, higher other manufacturing costs of $6 million and higher production costs of $4 million. The higher production costs were primarily attributable to $25 million of incremental costs to service higher demand, partially offset by lower energy and oil-related costs of $21 million. Our 2010 sales incentives were higher due to higher sales volumes and, as a percentage of sales, sales incentives were flat compared to 2009.

We incurred one-time restructuring related write-offs of $4 million in 2009 for stranded raw materials and work in process inventory determined not to be salvageable or cost-effective to relocate, which did not recur in 2010.

The cotton prices reflected in our results were 69 cents per pound in 2010 compared to 55 cents per pound in 2009. We continue to see higher prices for cotton and oil-related materials in the market.

Selling, General and Administrative Expenses

	Years Ended			
(dollars in thousands)	January 1, 2011	January 2, 2010	Higher (Lower)	Percent Change
Selling, general and administrative expenses	$ 1,010,581	$ 940,530	$ 70,051	7.4%

Our selling, general and administrative expenses were $70 million higher in 2010 compared to 2009. As a percent of net sales our selling, general and administrative expenses were 23.4% in 2010 compared to 24.2% in 2009.

Our non-media related MAP expenses and media related MAP expenses were higher by $12 million and $5 million, respectively, during 2010 compared to 2009 when we reduced spending due to the recession. MAP expenses may vary from period to period during a fiscal year depending on the timing of our advertising campaigns for retail selling seasons and product introductions. For example, during the second quarter of 2010 we launched new television advertising featuring new *Hanes* men's underwear products *Comfort Flex* waistband and Lay Flat Collar T-shirts, we introduced new advertising supporting *Playtex 18 Hour* cooling products and we launched new advertising supporting the new *barely there* Smart sizes bra sizing system.

We also incurred higher distribution expenses of $28 million, higher selling and other marketing expenses of $17 million and higher consulting expenses of $7 million. The higher distribution expenses were primarily due to higher sales volumes and $10 million of incremental costs to service higher demand such as overtime and rework expenses in our distribution centers while the higher selling and other marketing expenses were primarily due to higher sales volumes. In addition, we recognized an $8 million gain related to the sale of our yarn operations to Parkdale America, LLC ("Parkdale America") in 2009 that did not recur in 2010.

We also incurred higher expenses of $7 million in 2010 compared to 2009 as a result of opening new retail stores or expanding existing stores. We opened five retail stores during 2010.

These higher expenses were partially offset by lower pension expense of $7 million, savings of $4 million from our prior restructuring actions, lower accelerated depreciation of $3 million and lower stock compensation and certain other benefit expenses of $2 million in 2010 compared to 2009.

Changes due to foreign currency exchange rates, which are included in the impact of the changes discussed above, resulted in higher selling, general and administrative expenses of $7 million in 2010 compared to 2009.

Restructuring

	Years Ended			
(dollars in thousands)	January 1, 2011	January 2, 2010	Higher (Lower)	Percent Change
Restructuring	$ —	$ 53,888	$ (53,888)	(100.0)%

During 2009, we incurred $54 million in restructuring charges, which primarily related to employee termination and other benefits, charges related to contract obligations, other exit costs associated with facility closures approved during that period and fixed asset impairment charges that did not recur in 2010.

Operating Profit

	Years Ended			
(dollars in thousands)	January 1, 2011	January 2, 2010	Higher (Lower)	Percent Change
Operating profit	$ 404,188	$ 270,856	$ 133,332	49.2%

Operating profit was higher in 2010 compared to 2009 as a result of higher gross profit of $149 million and lower restructuring charges of $54 million, partially offset by higher selling, general and administrative expenses of $70 million. Changes in foreign currency exchange rates had a favorable impact on operating profit of $3 million in 2010 compared to 2009.

Other Expenses

	Years Ended			
(dollars in thousands)	January 1, 2011	January 2, 2010	Higher (Lower)	Percent Change
Other expenses	$ 20,221	$ 49,301	$ (29,080)	(59.0)%

In November 2010, we completed the sale of our 6.375% Senior Notes. The proceeds from the sale of the 6.375% Senior Notes were used to retire early the entire $691 million outstanding under the floating-rate Term Loan Facility, and reduce the outstanding borrowings under the Revolving Loan Facility and to pay fees and expenses related to the transaction. In connection with this transaction, we recognized a loss on early extinguishment of debt of $14 million related to unamortized debt issuance costs and the associated fees and expenses.

In addition, during 2010 we wrote off unamortized debt issuance costs and incurred charges for funding fees associated with the sales of certain trade accounts receivable to financial institutions, which combined totaled $6 million. The write-off related to unamortized debt issuance costs resulted from the repayment of $57 million of principal under the 2009 Senior Secured Credit Facility and from a reduction in borrowing capacity available under the Accounts Receivable Securitization Facility from $250 million to $150 million that we effected in recognition of our lower trade accounts receivable balance resulting from the sales of certain trade accounts receivable to a financial institution outside the Accounts Receivable Securitization Facility.

During 2009, we recognized a loss on early extinguishment of debt of $17 million related to unamortized debt issuance costs and fees paid in connection with the execution of the 2009 Senior Secured Credit Facility and the issuance of the 8% Senior Notes. As a result of the refinancing of our outstanding borrowings under the 2006 Senior Secured Credit Facility and repayment of the outstanding borrowings under our $450 million second lien credit facility that we entered into in 2006 (the "Second Lien Credit Facility"), we recognized a loss of $26 million in 2009 related to termination of certain interest rate hedging arrangements. In addition, in 2009 we incurred a $2 million loss on early extinguishment of debt related to unamortized debt issuance costs resulting from the prepayment of $140 million of principal under the 2006 Senior Secured Credit Facility and we incurred costs of $4 million to amend the 2006 Senior Secured Credit Facility and the Accounts Receivable Securitization Facility.

Interest Expense, Net

	Years Ended			
(dollars in thousands)	January 1, 2011	January 2, 2010	Higher (Lower)	Percent Change
Interest expense, net..........	$ 150,236	$ 163,279	$ (13,043)	(8.0)%

Interest expense, net was lower by $13 million in 2010 compared to 2009. The lower interest expense was primarily attributable to lower outstanding debt balances that reduced interest expense by $12 million. In addition, the refinancing of our debt structure in December 2009, which included the amendment and restatement of the 2006 Senior Secured Credit Facility into the 2009 Senior Secured Credit Facility, the issuance of the 8% Senior Notes and the settlement of certain outstanding interest rate hedging instruments, and the refinancing of our debt structure in November 2010, which included the sale of our 6.375% Senior Notes, combined with a lower London Interbank Offered Rate, or "LIBOR," and federal funds rate, caused a net decrease in interest expense in 2010 compared to 2009 of $1 million.

Our weighted average interest rate on our outstanding debt was 5.91% during 2010 compared to 6.86% in 2009.

Income Tax Expense

	Years Ended			
(dollars in thousands)	January 1, 2011	January 2, 2010	Higher (Lower)	Percent Change
Income tax expense...........	$ 22,438	$ 6,993	$ 15,445	220.9%

Our effective income tax rate was 10% in 2010 compared to 12% in 2009. The effective income tax rate of 10% for 2010 was primarily attributable to a discrete, non-recurring income tax benefit of approximately $20 million. The income tax benefit resulted from a change in estimate associated with the remeasurement of unrecognized tax benefit accruals and the determination that certain tax positions had been effectively settled following the finalization of tax reviews and audits for amounts that were less than originally anticipated. This non-recurring income tax benefit was partially offset by a lower proportion of our earnings attributed to foreign subsidiaries than in 2009 which are taxed at rates lower than the U.S. statutory rate.

Our strategic initiative to enhance our global supply chain by optimizing lower-cost manufacturing capacity and to support our commercial operations outside the United States resulted in capital investments outside the United States in 2009 and 2010 that impacted our effective tax rate.

Net Income

	Years Ended			
(dollars in thousands)	January 1, 2011	January 2, 2010	Higher (Lower)	Percent Change
Net income.................	$ 211,293	$ 51,283	$ 160,010	312.0%

Net income for 2010 was higher than 2009 primarily due to higher operating profit of $133 million, lower other expenses of $29 million and lower interest expense of $13 million, which was partially offset by higher income tax expense of $15 million.

Operating Results by Business Segment — Year Ended January 1, 2011 ("2010") Compared with Year Ended January 2, 2010 ("2009")

(dollars in thousands)	Years Ended January 1, 2011	January 2, 2010	Higher (Lower)	Percent Change
Net sales:				
Innerwear	$ 2,012,922	$ 1,833,616	$ 179,306	9.8%
Outerwear	1,259,935	1,051,735	208,200	19.8
Hosiery	166,780	185,710	(18,930)	(10.2)
Direct to Consumer	377,847	369,739	8,108	2.2
International	509,229	437,804	71,425	16.3
Other	—	12,671	(12,671)	(100.0)
Total net sales	$ 4,326,713	$ 3,891,275	$ 435,438	11.2%
Segment operating profit (loss):				
Innerwear	$ 263,368	$ 234,352	$ 29,016	12.4%
Outerwear	77,656	53,050	24,606	46.4
Hosiery	53,583	61,070	(7,487)	(12.3)
Direct to Consumer	25,880	37,178	(11,298)	(30.4)
International	59,368	44,688	14,680	32.8
Other	—	(2,164)	2,164	100.0
Total segment operating profit	479,855	428,174	51,681	12.1
Items not included in segment operating profit:				
General corporate expenses	(63,158)	(75,127)	(11,969)	(15.9)
Amortization of trademarks and other intangibles	(12,509)	(12,443)	66	0.5
Restructuring	—	(53,888)	(53,888)	(100.0)
Inventory write-off included in cost of sales	—	(4,135)	(4,135)	(100.0)
Accelerated depreciation included in cost of sales	—	(8,641)	(8,641)	(100.0)
Accelerated depreciation included in selling, general and administrative expenses	—	(3,084)	(3,084)	(100.0)
Total operating profit	404,188	270,856	133,332	49.2
Other expenses	(20,221)	(49,301)	(29,080)	(59.0)
Interest expense, net	(150,236)	(163,279)	(13,043)	(8.0)
Income before income tax expense	$ 233,731	$ 58,276	$ 175,455	301.1%

A significant portion of the selling, general and administrative expenses in each segment is an allocation of our consolidated selling, general and administrative expenses, however certain expenses that are specifically identifiable to a segment are charged directly to such segment. The allocation methodology for the consolidated selling, general and administrative expenses for 2010 is consistent with 2009. Our consolidated selling, general and administrative expenses before segment allocations were $70 million higher in 2010 compared to 2009.

Innerwear

(dollars in thousands)	Years Ended January 1, 2011	January 2, 2010	Higher (Lower)	Percent Change
Net sales	$ 2,012,922	$ 1,833,616	$ 179,306	9.8%
Segment operating profit	263,368	234,352	29,016	12.4

Overall net sales in the Innerwear segment were higher by $179 million or 10% in 2010 compared to 2009, primarily due to space and distribution gains, stronger sales at retail and retailer inventory restocking. We have achieved space and distributions gains by leveraging our scale and consumer insight. Our strong brands across all distribution channels and our innovation processes allow us to take advantage of long-term consumer trends.

Net sales in our male underwear product category were 19% or $146 million higher in 2010 compared to 2009, which reflect higher net sales in our *Hanes* brand of $135 million primarily due to distribution gains related to a new customer in the discount retail channel, space gains in the mass merchant and department store channels and increased retail sell through. Our male underwear product category continues to benefit from the increased media support for our *Hanes* brand and from our identification of key long-term megatrends such as comfort and dyed and color products. We have developed innovations to capitalize on these trends such as the *Hanes* Lay Flat Collar T-shirts and *Hanes Comfortsoft* waist band briefs and boxers.

Intimate apparel net sales were $22 million higher in 2010 compared to 2009. Our bra category net sales were $13 million higher in the average figure sizes driven primarily by space and distribution gains. Our panties category net sales were higher by $9 million primarily due to distribution gains related to a new customer in the discount retail channel. From a brand perspective, our net sales were higher in our smaller brands (*barely there, Just My Size* and *Wonderbra*) by $21 million, in our *Hanes* brand by $8 million and in our *Bali* brand by $3 million, partially offset by lower net sales in our *Playtex* brand of $6 million and lower private label net sales of $4 million.

Higher net sales of $12 million in our socks product category reflect higher *Hanes* brand net sales of $26 million, partially offset by lower *Champion* brand net sales of $14 million in 2010 compared to 2009. The higher *Hanes* brand net sales were primarily due to space gains in the mass merchant channel and increased retail sell through and the lower *Champion* brand net sales were primarily due to lower net sales in the wholesale club channel.

Innerwear segment gross profit was higher by $45 million in 2010 compared to 2009. The higher gross profit was primarily due to higher sales volume of $101 million, savings from our prior restructuring actions of $21 million, vendor price reductions of $15 million and higher product pricing of $3 million before increased sales incentives. These lower costs were partially offset by higher sales incentives of $43 million due to higher sales volumes and investments made with retailers, unfavorable product sales mix of $22 million, higher cotton costs of $13 million, higher production costs of $11 million and higher other manufacturing costs of $5 million. The higher production costs were due to incremental costs to service higher demand, partially offset by lower energy and oil-related costs.

As a percent of segment net sales, gross profit in the Innerwear segment was 31.6% in 2010 compared to 32.3% in 2009.

Innerwear segment operating profit was higher in 2010 compared to 2009 primarily as a result of higher gross profit and savings of $2 million from prior restructuring actions primarily for compensation and related benefits, partially offset by higher media related MAP expenses of $7 million, higher distribution expenses of $7 million and higher non-media related MAP expenses of $4 million.

Outerwear

(dollars in thousands)	Years Ended January 1, 2011	Years Ended January 2, 2010	Higher (Lower)	Percent Change
Net sales	$ 1,259,935	$ 1,051,735	$ 208,200	19.8%
Segment operating profit	77,656	53,050	24,606	46.4

Outerwear segment net sales, which benefited from space and distribution gains and stronger sales at retail, were higher by $208 million or 20% in 2010 compared to 2009. Our casualwear category net sales were higher in both the wholesale and retail channels by $64 million and $59 million, respectively. The higher net sales in the wholesale casualwear channel of 22% were primarily due to stronger sales at retail and replenishment timing of inventory levels by third-party embellishers and wholesalers. The higher net sales in the retail casualwear channel of 21% reflect space gains primarily from an exclusive long-term agreement entered into with Wal-Mart in April 2009 that significantly expanded the presence of our *Just My Size* brand. This integrated program with Wal-Mart develops, sources, and merchandises a line of women's clothing designed to meet the needs of plus size women.

Our *Champion* brand activewear net sales, which continue to be positively impacted by our marketing investment in the brand, were higher by $49 million or 10% due to stronger sales at retail and space gains in the sporting goods channel. Our *Champion* brand has achieved consistent growth by focusing on the fast growing active demographic with a unique moderate price positioning.

The acquisition of Gear for Sports in early November 2010 added an incremental $36 million of net sales for the year. The Gear for Sports business includes sales of licensed logo apparel in collegiate bookstores and other channels.

Outerwear segment gross profit was higher by $48 million in 2010 compared to 2009. The higher gross profit was primarily due to higher sales volume of $70 million, lower sales incentives of $15 million, savings of $7 million from our cost reduction initiatives and prior restructuring actions, lower production costs of $5 million related to lower energy and oil-related costs, vendor price reductions of $5 million, lower other manufacturing costs of $3 million and lower on-going excess and obsolete inventory costs of $2 million. These lower costs were partially offset by lower product pricing of $22 million primarily in the first half of 2010, higher cotton costs of $20 million and unfavorable product sales mix of $15 million.

As a percent of segment net sales, gross profit in the Outerwear segment was 22.1% in 2010 compared to 21.9% in 2009, increasing as a result of the items described above.

Outerwear segment operating profit was higher in 2010 compared to 2009 primarily as a result of higher gross profit and lower media related MAP expenses of $3 million, partially offset by higher distribution expenses of $15 million, higher selling and other marketing expenses of $7 million and higher non-media related MAP expenses of $4 million.

Hosiery

(dollars in thousands)	Years Ended January 1, 2011	Years Ended January 2, 2010	Higher (Lower)	Percent Change
Net sales	$ 166,780	$ 185,710	$ (18,930)	(10.2)%
Segment operating profit	53,583	61,070	(7,487)	(12.3)

Net sales in the Hosiery segment declined by $19 million or 10%, which was primarily due to lower net sales of our *L'eggs* brand to mass retailers and food and drug stores and our *Hanes* brand to national chains and department stores. The hosiery category has been in a state of consistent decline for the past decade, as the trend toward casual dress reduced demand for sheer hosiery. Generally, we manage the Hosiery segment for cash, placing an emphasis on reducing our cost structure and managing cash efficiently.

Hosiery segment gross profit was lower by $9 million in 2010 compared to 2009. The lower gross profit for 2010 compared to 2009 was primarily the result of lower sales volume of $11 million and higher on-going excess and obsolete inventory costs of $2 million, partially offset by lower production costs of $2 million and vendor price reductions of $1 million.

As a percent of segment net sales, gross profit in the Hosiery segment was 50.2% in 2010 compared to 49.8% in 2009.

Hosiery segment operating profit was lower in 2010 compared to 2009 primarily as a result of lower gross profit and higher media related MAP expenses of $2 million, partially offset by lower distribution expenses of $2 million.

Direct to Consumer

(dollars in thousands)	Years Ended January 1, 2011	Years Ended January 2, 2010	Higher (Lower)	Percent Change
Net sales	$ 377,847	$ 369,739	$ 8,108	2.2%
Segment operating profit	25,880	37,178	(11,298)	(30.4)

Direct to Consumer segment net sales were $8 million or 2% higher in 2010 compared to 2009 primarily due to higher net sales in our outlet stores attributable to new stores opened after 2009 and higher net sales related to our Internet operations. Comparable store sales in 2010 were flat compared to 2009.

Direct to Consumer segment gross profit was slightly higher in 2010 compared to 2009. The higher gross profit was primarily due to higher sales volume of $4 million and higher product pricing of $2 million which was offset by higher other product costs of $5 million.

As a percent of segment net sales, gross profit in the Direct to Consumer segment was 61.1% in 2010 compared to 62.4% in 2009.

Direct to Consumer segment operating profit was lower in 2010 compared to 2009 primarily as a result of higher expenses of $7 million as a result of opening new retail stores or expanding existing stores and higher non-media related MAP expenses of $3 million.

International

(dollars in thousands)	Years Ended January 1, 2011	January 2, 2010	Higher (Lower)	Percent Change
Net sales	$ 509,229	$ 437,804	$ 71,425	16.3%
Segment operating profit	59,368	44,688	14,680	32.8

Overall net sales in the International segment were higher by $71 million or 16% in 2010 compared to 2009, primarily as a result of stronger net sales in Canada, Europe, Mexico, Brazil, China, India and Argentina, which reflects space and distribution gains and stronger sales at retail, and a favorable impact of $22 million related to foreign currency exchange rates, partially offset by lower sales in Japan.

Excluding the impact of foreign exchange rates on currency, International segment net sales increased by 11% in 2010 compared to 2009. The favorable impact of foreign currency exchange rates in our International segment was primarily due to the strengthening of the Canadian dollar, Japanese yen, Brazilian real, and Mexican peso compared to the U.S. dollar, partially offset by the strengthening of the U.S. dollar compared to the Euro.

During 2010, we experienced higher net sales, in each case excluding the impact of foreign currency exchange rates, in our activewear, intimate apparel and male underwear businesses in Canada of $11 million, in our casualwear business in Europe of $11 million, in our intimate apparel business in Mexico of $7 million, in our male underwear and hosiery businesses in Brazil of $7 million, in our thermals and male underwear businesses in China of $5 million, in our male underwear business in India of $3 million, in our intimate apparel business in Argentina of $3 million and higher net sales of $6 million in all other regions, partially offset by lower net sales in our activewear and male underwear businesses in Japan of $4 million. Our innerwear businesses in Canada and Mexico have continued to produce strong sales growth as we hold leading positions with strong market shares in intimate apparel and male underwear product categories. In certain international markets we are focusing on adopting global designs for some product categories to quickly launch new styles to expand our market position. The higher net sales reflect our successful efforts to improve our strong positions.

International segment gross profit was higher by $37 million in 2010 compared to 2009. The higher gross profit was primarily a result of higher sales volume of $22 million, a favorable impact related to foreign currency exchange rates of $10 million, vendor price reductions of $6 million and higher product pricing of $5 million, partially offset by higher sales incentives of $6 million.

As a percent of segment net sales, gross profit in the International segment was 38.8% in 2010 compared to 36.7% in 2009, increasing as a result of the items described above.

International segment operating profit was higher in 2010 compared to 2009 primarily as a result of the higher gross profit, partially offset by higher selling and other marketing expenses of $9 million, higher distribution expenses of $7 million, higher non-media related MAP expenses of $3 million and higher consulting expenses of $2 million.

The changes in foreign currency exchange rates, which are included in the impact on gross profit above, had a favorable impact on operating profit of $3 million in 2010 compared to 2009.

Other

(dollars in thousands)	Years Ended January 1, 2011	January 2, 2010	Higher (Lower)	Percent Change
Net sales	$—	$ 12,671	$ (12,671)	(100.0)%
Segment operating profit (loss)	—	(2,164)	2,164	100.0

Sales in our Other segment primarily consisted of sales of yarn to third parties, which were intended to maintain asset utilization at certain manufacturing facilities and generate approximate break even margins. In October 2009, we completed the sale of our yarn operations as a result of which we ceased making our own yarn and now source all of our yarn requirements from large-scale yarn suppliers. As a result of the sale of our yarn operations, we no longer have net sales in our Other segment.

General Corporate Expenses

General corporate expenses were $12 million lower in 2010 compared to 2009 primarily due to lower start-up and shut-down costs of $16 million associated with the consolidation and globalization of our supply chain, lower pension expense of $7 million and lower stock compensation and certain other benefits of $5 million, partially offset by lower gains on sales of assets of $12 million and higher other expenses of $4 million.

Consolidated Results of Operations — Year Ended January 2, 2010 ("2009") Compared with Year Ended January 3, 2009 ("2008")

(dollars in thousands)	Years Ended January 2, 2010	Years Ended January 3, 2009	Higher (Lower)	Percent Change
Net sales	$ 3,891,275	$ 4,248,770	$ (357,495)	(8.4)%
Cost of sales	2,626,001	2,871,420	(245,419)	(8.5)
Gross profit	1,265,274	1,377,350	(112,076)	(8.1)
Selling, general and administrative expenses	940,530	1,009,607	(69,077)	(6.8)
Restructuring	53,888	50,263	3,625	7.2
Operating profit	270,856	317,480	(46,624)	(14.7)
Other expense (income)	49,301	(634)	49,935	NM
Interest expense, net	163,279	155,077	8,202	5.3
Income before income tax expense	58,276	163,037	(104,761)	(64.3)
Income tax expense	6,993	35,868	(28,875)	(80.5)
Net income	$ 51,283	$ 127,169	$ (75,886)	(59.7)%

Net Sales

(dollars in thousands)	Years Ended January 2, 2010	Years Ended January 3, 2009	Higher (Lower)	Percent Change
Net sales	$ 3,891,275	$ 4,248,770	$ (357,495)	(8.4)%

Consolidated net sales were lower by $357 million or 8% in 2009 compared to 2008. Net sales were lower by $303 million or 7% in 2009 compared to 2008 after excluding the impact of the 53rd week in 2008. In 2009, we did not see a sustained rebound in consumer spending in our categories but rather mixed results. Overall retail sales for apparel continued to decline during 2009 at most of our larger customers as the continuing recession constrained consumer spending. Our sales incentives were higher in 2009 compared to 2008 as we made significant investments, especially in back-to-school and holiday programs and promotions, in the recessionary environment to support retailers and position ourselves for future sales opportunities. We also made significant investments with key retailers to obtain incremental shelf space for 2010 and beyond.

Innerwear, Outerwear, Hosiery and International segment net sales were lower by $114 million (6%), $144 million (12%), $32 million (15%) and $58 million (12%), respectively, in 2009 compared to 2008. Our Direct to Consumer segment sales were flat in 2009 compared to 2008. Our Other segment net sales were lower, as expected, by $9 million in 2009 compared to 2008.

Innerwear segment net sales were lower (6%) in 2009 compared to 2008, primarily due to lower net sales of intimate apparel (12%) and socks (10%) as a result of continued weak sales at retail in the difficult economic environment, partially offset by higher net sales of male underwear (4%). Innerwear segment net sales were lower by $87 million or 5% in 2009 compared to 2008 after excluding the impact of the 53rd week in 2008.

Outerwear segment net sales were lower (12%) in 2009 compared to 2008, primarily due to the lower casualwear net sales (24%) in the wholesale channel, which has been highly price competitive especially in the recessionary environment, and lower casualwear net sales (19%) in the retail channel. The lower casualwear net sales in both channels were partially offset by higher net sales (4%) of our *Champion* brand activewear. The results for the first half of 2009 were negatively impacted by losses of seasonal programs in the retail casualwear channel. Outerwear segment net sales were lower by $130 million or 11% in 2009 compared to 2008 after excluding the impact of the 53rd week in 2008.

Hosiery segment net sales were lower (15%) in 2009 compared to 2008. The net sales decline rate steadily improved over three consecutive quarters ending with the fourth quarter of 2009. Hosiery segment net sales were lower by $28 million or 13% in 2009 compared to 2008 after excluding the impact of the 53rd week in 2008.

Direct to Consumer segment net sales were flat in 2009 compared to 2008 primarily due to higher net sales in our outlet stores attributable to new store openings offset by lower comparable store sales driven by lower traffic. The higher net sales in our outlet stores were partially offset by lower net sales related to our Internet operations. Direct to Consumer segment net sales were higher by $7 million or 2% in 2009 compared to 2008 after excluding the impact of the 53rd week in 2008.

International segment net sales were lower (12%) in 2009 compared to 2008, primarily attributable to an unfavorable impact of $22 million related to foreign currency exchange rates and weak demand globally primarily in Europe, Japan and Canada, which experienced recessionary environments similar to that in the United States. International segment net sales declined by 7% in 2009 compared to 2008 after excluding the impact of foreign exchange rates on currency. International segment net sales were lower by $56 million or 11% in 2009 compared to 2008 after excluding the impact of the 53rd week in 2008.

Gross Profit

(dollars in thousands)	Years Ended January 2, 2010	January 3, 2009	Higher (Lower)	Percent Change
Gross profit	$ 1,265,274	$ 1,377,350	$ (112,076)	(8.1)%

Our gross profit was lower by $112 million in 2009 compared to 2008. Gross profit as a percent of net sales remained flat at 32.5% in 2009 compared to 32.4% in 2008.

Gross profit was lower due to lower sales volume of $167 million, higher sales incentives of $52 million and unfavorable product sales mix of $45 million. Our sales incentives were higher as we made significant investments, especially in back-to-school and holiday programs and promotions, in this recessionary environment to support retailers and position ourselves for future sales opportunities. We also made significant investments in the fourth quarter of 2009 of approximately $13 million with key retailers to obtain incremental shelf space for 2010 and beyond. Other factors contributing to lower gross profit were higher other manufacturing costs of $33 million primarily related to lower volume partially offset by cost reductions at our manufacturing facilities, higher production costs of $14 million related to higher energy and oil-related costs, including freight costs, higher cost of finished goods sourced from third party manufacturers of $10 million primarily resulting from foreign exchange transaction losses, other vendor price increases of $9 million and an $8 million unfavorable impact related to foreign currency exchange rates. The unfavorable impact of foreign currency exchange rates in our International segment was primarily due to the strengthening of the U.S. dollar compared to the Mexican peso, Canadian dollar, Euro and Brazilian real partially offset by the strengthening of the Japanese yen compared to the U.S. dollar during 2009 compared to 2008. Duty refunds were lower by $19 million in 2009 compared to 2008 as a result of the final passage of the Dominican Republic-Central America-United States Free Trade Agreement in Costa Rica which allowed us to recover in 2008 $15 million of duties previously paid. In addition, we incurred $8 million of favorable cost recognition in 2008 that did not reoccur in 2009 related to the capitalization of certain inventory supplies.

Our gross profit was positively impacted by higher product pricing of $123 million before increased sales incentives, savings from our prior restructuring actions of $45 million, lower on-going excess and obsolete inventory costs of $30 million and lower cotton costs of $26 million. The higher product pricing was due to the implementation of an average gross price increase of four percent in our domestic product categories in February 2009. The range of price increases varied by individual product category. The lower excess and obsolete inventory costs in 2009 are attributable to both our continuous evaluation of inventory levels and simplification of our product category offerings. We realized these benefits by driving down obsolete inventory levels through aggressive management and promotions.

The cotton prices reflected in our results were 55 cents per pound in 2009 as compared to 65 cents in 2008. Energy and oil-related costs were higher in 2009 due to a spike in oil-related commodity prices during the summer of 2008 which impacted our cost of sales in 2009.

We incurred lower one-time restructuring related write-offs of $15 million in 2009 compared to 2008 for stranded raw materials and work in process inventory determined not to be salvageable or cost-effective to relocate. In addition, accelerated depreciation was lower by $15 million in 2009 compared to 2008.

Selling, General and Administrative Expenses

(dollars in thousands)	Years Ended January 2, 2010	January 3, 2009	Higher (Lower)	Percent Change
Selling, general and administrative expenses	$ 940,530	$ 1,009,607	$ (69,077)	(6.8)%

Our selling, general and administrative expenses were $69 million lower in 2009 compared to 2008. Our continued focus on cost reductions resulted in lower expenses related to savings of $33 million from our prior restructuring actions for compensation and related benefits, lower technology expenses of $21 million, lower distribution expenses of $16 million, lower bad debt expense of $7 million primarily due to a customer bankruptcy in 2008, lower selling and other marketing related expenses of $5 million, lower consulting related expenses of $3 million and lower non-media related MAP expenses of $2 million. The lower distribution expenses were primarily attributable to lower sales volume that reduced our labor, postage and freight expenses and lower rework expenses in our distribution centers. In addition, in October 2009, we recognized an $8 million gain related to the sale of our yarn operations to Parkdale America.

Our media related MAP expenses were $24 million lower in 2009 compared to 2008. While we chose to reduce our spending earlier in 2009, we made significant investments in the fourth quarter of 2009 to support retailers and position ourselves for future sales opportunities. MAP expenses may vary from period to period during a fiscal year depending on the timing of our advertising campaigns for retail selling seasons and product introductions.

Our pension and stock compensation expenses, which are noncash, were higher by $33 million and $6 million, respectively, in 2009 compared to 2008. The higher pension expense was primarily due to the lower funded status of our pension plans at the end of 2008, which resulted from a decline in the fair value of plan assets due to the stock market's performance during 2008 and a higher discount rate at the end of 2008.

We also incurred higher expenses of $4 million in 2009 compared to 2008 as a result of opening retail stores. We opened 17 retail stores during 2009. In addition, we incurred higher accelerated depreciation of $3 million and higher other expenses of $2 million related to amending the terms of all outstanding stock options granted under the Hanesbrands Inc. Omnibus Incentive Plan of 2006 (the "Omnibus Incentive Plan") that had an original term of five or seven years to the tenth anniversary of the original grant date. Changes due to foreign currency exchange rates, which are included in the impact of the changes discussed above, resulted in lower selling, general and administrative expenses of $6 million in 2009 compared to 2008.

Restructuring

(dollars in thousands)	Years Ended January 2, 2010	January 3, 2009	Higher (Lower)	Percent Change
Restructuring	$ 53,888	$ 50,263	$ 3,625	7.2%

During 2009, we ceased making our own yarn and now source all of our yarn requirements from large-scale yarn suppliers. We entered into an agreement with Parkdale America under which we agreed to sell or lease assets related to operations at our four yarn manufacturing facilities to Parkdale America. The transaction closed in October 2009 and resulted in Parkdale America operating three of the four facilities. We approved an action to close the fourth yarn manufacturing facility, as well as a yarn warehouse and a cotton warehouse, all located in the United States, which will result in the elimination of approximately 175 positions. We also entered into a yarn purchase agreement with Parkdale and Parkdale Mills, LLC (together with Parkdale America, "Parkdale"). Under this agreement, which has an initial term of six years, Parkdale will produce and sell to us a substantial amount of our Western Hemisphere yarn requirements. During the first two years of the term, Parkdale will also produce and sell to us a substantial amount of the yarn requirements of our Nanjing, China textile facility.

In addition to the actions discussed above, during 2009 we approved actions to close seven manufacturing facilities and three distribution centers in the Dominican Republic, the United States, Costa Rica, Honduras, Puerto Rico and Canada which resulted in the elimination of an aggregate of approximately 3,925 positions in those countries and El Salvador. The production capacity represented by the manufacturing facilities was relocated to lower cost locations in Asia, Central America and the Caribbean Basin. The distribution capacity has been relocated to our West Coast distribution facility in California in order to expand capacity for goods we source from Asia. In addition, approximately 300 management and administrative positions were eliminated, with the majority of these positions based in the United States.

During 2009, we recorded charges related to employee termination and other benefits of $24 million recognized in accordance with benefit plans previously communicated to the affected employee group, charges related to contract obligations of $14 million, other exit costs of $8 million related to moving equipment and inventory from closed facilities and fixed asset impairment charges of $8 million.

In 2009 and 2008, we recorded one-time write-offs of $4 million and $19 million, respectively, of stranded raw materials and work in process inventory related to the closure of manufacturing facilities and recorded in the "Cost of sales" line. The raw materials and work in process inventory was determined not to be salvageable or cost-effective to relocate. In addition, in connection with our consolidation and globalization strategy, we recognized noncash charges of $9 million and $24 million in 2009 and 2008, respectively, in the "Cost of sales" line and a noncash charge of $3 million in 2009 in the "Selling, general and administrative expenses" line related to accelerated depreciation of buildings and equipment for facilities that have been closed or will be closed.

These actions were a continuation of our consolidation and globalization strategy, and represent the substantial completion of the consolidation and globalization of our supply chain.

During 2008, we incurred $50 million in restructuring charges which primarily related to employee termination and other benefits and charges related to exiting supply contracts associated with plant closures approved during that period.

Operating Profit

(dollars in thousands)	Years Ended January 2, 2010	January 3, 2009	Higher (Lower)	Percent Change
Operating profit	$ 270,856	$ 317,480	$ (46,624)	(14.7)%

Operating profit was lower in 2009 compared to 2008 as a result of lower gross profit of $112 million and higher restructuring and related charges of $4 million, partially offset by lower selling, general and administrative expenses of $69 million. Changes in foreign currency exchange rates had an unfavorable impact on operating profit of $1 million in 2009 compared to 2008. Operating profit was $41 million lower in 2009 compared to 2008 excluding the impact of the 53rd week in 2008.

Other Expense (Income)

(dollars in thousands)	Years Ended January 2, 2010	January 3, 2009	Higher (Lower)	Percent Change
Other expense (income)	$ 49,301	$ (634)	$ 49,935	NM

In December 2009, we completed the sale of our 8% Senior Notes and concurrently amended and restated the 2006 Senior Secured Credit Facility to provide for the 2009 Senior Secured Credit Facility. The proceeds from the sale of the 8% Senior Notes, together with the proceeds from borrowings under the 2009 Senior Secured Credit Facility, were used to refinance borrowings under the 2006 Senior Secured Credit Facility, to repay all borrowings under the Second Lien Credit Facility, and to pay fees and expenses relating to these transactions.

In connection with these transactions in December 2009, we recognized a loss on early extinguishment of debt of $17 million related to unamortized debt issuance costs and fees paid in connection with the execution of the 2009 Senior Secured Credit Facility and the issuance of the 8% Senior Notes. In addition, in December 2009, we recognized a loss of $26 million related to certain interest rate hedging arrangements which were terminated as a result of the refinancing of our outstanding borrowings under the 2006 Senior Secured Credit Facility and repayment of the outstanding borrowings under the Second Lien Credit Facility.

In September 2009 we incurred a $2 million loss on early extinguishment of debt related to unamortized debt issuance costs resulting from the prepayment of $140 million of principal under the 2006 Senior Secured Credit Facility.

In March 2009, we incurred costs of $4 million to amend the 2006 Senior Secured Credit Facility and the Accounts Receivable Securitization Facility.

During 2008, we recognized a gain of $2 million related to the repurchase of $6 million of the Floating Rate Senior Notes for $4 million. This gain was partially offset by a $1 million loss on early extinguishment of debt related to unamortized debt issuance costs on the 2006 Senior Secured Credit Facility for the prepayment of $125 million of principal in 2008.

Interest Expense, Net

(dollars in thousands)	Years Ended January 2, 2010	January 3, 2009	Higher (Lower)	Percent Change
Interest expense, net	$ 163,279	$ 155,077	$ 8,202	5.3%

Interest expense, net was higher by $8 million in 2009 compared to 2008. The amendments of the 2006 Senior Secured Credit Facility and Accounts Receivable Securitization Facility in March 2009 increased our interest-rate margin by 300 basis points and 325 basis points, respectively, which increased interest expense in 2009 compared to 2008 by $31 million. The execution of the 2009 Senior Secured Credit Facility and the issuance of the 8% Senior Notes in December 2009 increased interest expense in 2009 compared to 2008 by $3 million.

These increases in interest expense were partially offset by a lower LIBOR and lower outstanding debt balances that reduced interest expense by a combined $23 million. In addition, interest expense, net was lower by $3 million in 2009 due to the impact of the 53rd week in 2008. Our weighted average interest rate on our outstanding debt was 6.86% during 2009 compared to 6.09% in 2008.

Income Tax Expense

(dollars in thousands)	Years Ended January 2, 2010	January 3, 2009	Higher (Lower)	Percent Change
Income tax expense	$ 6,993	$ 35,868	$ (28,875)	(80.5)%

Our annual effective income tax rate was 12.0% in 2009 compared to 22.0% in 2008. Our domestic earnings were lower in 2009 as a result of higher restructuring and related charges and the debt refinancing costs. The lower effective income tax rate was attributable primarily to a higher proportion of our earnings attributed to foreign subsidiaries which are taxed at rates lower than the U.S. statutory rate. Also, we recognized net tax benefits of $12 million due to updated assessments of previously accrued amounts. Our strategic initiative to enhance our global supply chain by optimizing lower-cost manufacturing capacity and to support our commercial operations outside the United States resulted in capital investments outside the United States in 2009 that impacted our effective tax rate.

Net Income

(dollars in thousands)	Years Ended January 2, 2010	January 3, 2009	Higher (Lower)	Percent Change
Net income	$ 51,283	$ 127,169	$ (75,886)	(59.7)%

Net income for 2009 was lower than 2008 primarily due to higher other expenses of $50 million, lower operating profit of $47 million and higher interest expense of $8 million, partially offset by lower income tax expense of $29 million. Net income was $73 million lower in 2009 compared to 2008 after excluding the impact of the 53rd week in 2008.

Operating Results by Business Segment — Year Ended January 2, 2010 ("2009") Compared with Year Ended January 3, 2009 ("2008")

(dollars in thousands)	Years Ended January 2, 2010	January 3, 2009	Higher (Lower)	Percent Change
Net sales:				
Innerwear	$ 1,833,616	$ 1,947,167	$ (113,551)	(5.8)%
Outerwear	1,051,735	1,196,155	(144,420)	(12.1)
Hosiery	185,710	217,391	(31,681)	(14.6)
Direct to Consumer	369,739	370,163	(424)	(0.1)
International	437,804	496,170	(58,366)	(11.8)
Other	12,671	21,724	(9,053)	(41.7)
Total net sales	$ 3,891,275	$ 4,248,770	$ (357,495)	(8.4)%
Segment operating profit (loss):				
Innerwear	$ 234,352	$ 223,420	$ 10,932	4.9%
Outerwear	53,050	66,149	(13,099)	(19.8)
Hosiery	61,070	68,696	(7,626)	(11.1)
Direct to Consumer	37,178	44,541	(7,363)	(16.5)
International	44,688	64,349	(19,661)	(30.6)
Other	(2,164)	328	(2,492)	NM
Total segment operating profit	428,174	467,483	(39,309)	(8.4)
Items not included in segment operating profit:				
General corporate expenses	(75,127)	(45,177)	29,950	66.3
Amortization of trademarks and other intangibles	(12,443)	(12,019)	424	3.5
Restructuring	(53,888)	(50,263)	3,625	7.2
Inventory write-off included in cost of sales	(4,135)	(18,696)	(14,561)	(77.9)
Accelerated depreciation included in cost of sales	(8,641)	(23,862)	(15,221)	(63.8)
Accelerated depreciation included in selling, general and administrative expenses	(3,084)	14	3,098	NM
Total operating profit	270,856	317,480	(46,624)	(14.7)
Other (expense) income	(49,301)	634	49,935	NM
Interest expense, net	(163,279)	(155,077)	8,202	5.3
Income before income tax expense	$ 58,276	$ 163,037	$ (104,761)	(64.3)%

A significant portion of the selling, general and administrative expenses in each segment is an allocation of our consolidated selling, general and administrative expenses, however certain expenses that are specifically identifiable to a segment are charged directly to such segment. The allocation methodology for the consolidated selling, general and administrative expenses for 2009 is consistent with 2008. Our consolidated selling, general and administrative expenses before segment allocations was $69 million lower in 2009 compared to 2008.

Innerwear

(dollars in thousands)	Years Ended January 2, 2010	January 3, 2009	Higher (Lower)	Percent Change
Net sales	$ 1,833,616	$ 1,947,167	$ (113,551)	(5.8)%
Segment operating profit	234,352	223,420	10,932	4.9

Overall net sales in the Innerwear segment were lower by $114 million or 6% in 2009 compared to 2008 as the recessionary environment continued to constrain consumer spending. Total intimate apparel net sales were $110 million lower in 2009 compared to 2008 and represents 97% of the total segment net sales decline. We believe our lower net sales in our *Hanes* brand of $47 million, our *Playtex* brand of $34 million and our smaller brands (*barely there, Just My Size* and *Wonderbra*) of $27 million and $6 million lower private label net sales were primarily attributable to weaker sales at retail as a result of lower consumer spending during the year. These declines were partially offset by an increase of $5 million in our *Bali* brand intimate apparel net sales in 2009 compared to 2008.

Total male underwear net sales were $27 million higher in 2009 compared to 2008 which reflect higher net sales in our *Hanes* brand of $26 million. The higher *Hanes* brand male underwear sales reflect growth in key segments of this category such as crewneck and V-neck T-shirts and boxer briefs and product innovations like the Comfort Fit waistbands. Lower net sales in our socks product category of $28 million in 2009 compared to 2008 reflect a decline in *Hanes* and *Champion* brand net sales in our men's and kids' product category. Innerwear segment net sales were lower by $87 million or 5% in 2009 compared to 2008 after excluding the impact of the 53rd week in 2008.

The Innerwear segment gross profit was lower by $51 million in 2009 compared to 2008. The lower gross profit was due to lower sales volume of $62 million, higher sales incentives of $38 million due to investments made with retailers, unfavorable product sales mix of $21 million, lower duty refunds of $17 million, higher other manufacturing costs of $14 million, higher production costs of $8 million related to higher energy and oil-related costs, including freight costs and other vendor price increases of $7 million. Additionally, favorable cost recognition of $8 million occurred in 2008 that did not reoccur in 2009 related to the capitalization of certain inventory supplies. These higher costs were partially offset by higher product pricing of $69 million before increased sales incentives, savings from our prior restructuring actions of $23 million, lower on-going excess and obsolete inventory costs of $23 million and lower cotton costs of $10 million.

As a percent of segment net sales, gross profit in the Innerwear segment was 32.3% in 2009 compared to 33.0% in 2008, decreasing as a result of the items described above.

The higher Innerwear segment operating profit in 2009 compared to 2008 was primarily attributable to lower media related MAP expenses of $25 million, savings of $18 million from prior restructuring actions primarily for compensation and related benefits, lower technology expenses of $11 million, lower bad debt expense of $5 million primarily due to a customer bankruptcy in 2008 and lower distribution expenses of $2 million, which partially offset lower gross profit.

Outerwear

(dollars in thousands)	Years Ended January 2, 2010	January 3, 2009	Higher (Lower)	Percent Change
Net sales	$ 1,051,735	$ 1,196,155	$ (144,420)	(12.1)%
Segment operating profit	53,050	66,149	(13,099)	(19.8)

Net sales in the Outerwear segment were lower by $144 million or 12% in 2009 compared to 2008, primarily as a result of lower casualwear net sales in our wholesale and retail channels of $93 million and $63 million, respectively. The wholesale channel has been significantly impacted by lower consumer spending by our customers in this channel and highly price competitive especially in the recessionary environment. The lower retail casualwear net sales reflect an $89 million impact due to the losses of seasonal programs not renewed for 2009 that only impacted the first half of 2009 partially offset by additional net sales and royalty income resulting from an exclusive long-term agreement entered into with Wal-Mart in April 2009 that significantly expanded the presence of our *Just My Size* brand in all Wal-Mart stores. In addition, total activewear product category net sales were $13 million higher. Our *Champion* brand activewear sales, which continue to benefit from our marketing investment in the brand, were higher by $18 million. Outerwear segment net sales were lower by $130 million or 11% in 2009 compared to 2008 after excluding the impact of the 53rd week in 2008.

The Outerwear segment gross profit was lower by $39 million in 2009 compared to 2008. The lower gross profit is due to lower sales volume of $47 million, unfavorable product sales mix of $20 million, higher other manufacturing costs of $15 million, higher sales incentives of $8 million due to investments made with retailers, higher production costs of $6 million related to higher energy and oil-related costs, including freight costs, and other vendor price increases of $2 million. These higher costs were partially offset by savings of $22 million from our prior restructuring actions, lower cotton costs of $16 million, higher product pricing of $16 million before increased sales incentives and lower on-going excess and obsolete inventory costs of $5 million.

As a percent of segment net sales, gross profit in the Outerwear segment was 21.9% in 2009 compared to 22.5% in 2008, declining as a result of the items described above.

The lower Outerwear segment operating profit in 2009 compared to 2008 was primarily attributable to lower gross profit and higher media related MAP expenses of $5 million partially offset by lower distribution expenses of $11 million, savings of $10 million from our prior restructuring actions, lower technology expenses of $7 million, lower non-media related MAP expenses of $3 million and lower bad debt expense of $2 million primarily due to a customer bankruptcy in 2008.

Hosiery

(dollars in thousands)	Years Ended January 2, 2010	Years Ended January 3, 2009	Higher (Lower)	Percent Change
Net sales	$ 185,710	$ 217,391	$ (31,681)	(14.6)%
Segment operating profit	61,070	68,696	(7,626)	(11.1)

Net sales in the Hosiery segment declined by $32 million or 15%, which was primarily due to lower sales of our *L'eggs* brand to mass retailers and food and drug stores and our *Hanes* brand to national chains and department stores. The net sales decline rate improved over three consecutive quarters ending with the fourth quarter of 2009. Generally, we manage the Hosiery segment for cash, placing an emphasis on reducing our cost structure and managing cash efficiently. Hosiery segment net sales were lower by $28 million or 13% in 2009 compared to 2008 after excluding the impact of the 53rd week in 2008.

The Hosiery segment gross profit was lower by $16 million in 2009 compared to 2008. The lower gross profit for 2009 compared to 2008 was the result of lower sales volume of $23 million and higher other manufacturing costs of $4 million, partially offset by higher product pricing of $12 million. As a percent of segment net sales, gross profit in the Hosiery segment was 49.8% in 2009 and in 2008.

The lower Hosiery segment operating profit in 2009 compared to 2008 is primarily attributable to lower gross profit, partially offset by lower distribution expenses of $3 million, savings of $2 million from our prior restructuring actions and lower technology expenses of $2 million.

Direct to Consumer

(dollars in thousands)	Years Ended January 2, 2010	Years Ended January 3, 2009	Higher (Lower)	Percent Change
Net sales	$ 369,739	$ 370,163	$ (424)	(0.1)%
Segment operating profit	37,178	44,541	(7,363)	(16.5)

Direct to Consumer segment net sales were flat in 2009 compared to 2008 primarily due to higher net sales in our outlet stores of $1 million attributable to new store openings offset by lower comparable store sales (3%) driven by lower traffic. The higher net sales in our outlet stores were partially offset by lower net sales of $1 million related to our Internet operations. Direct to Consumer segment net sales were higher by $7 million or 2% in 2009 compared to 2008 after excluding the impact of the 53rd week in 2008.

The Direct to Consumer segment gross profit was higher by $5 million in 2009 compared to 2008. The higher gross profit is due to higher product pricing of $13 million and lower on-going excess and obsolete inventory costs of $2 million, partially offset by lower sales volume of $7 million and unfavorable product sales mix of $4 million.

As a percent of segment net sales, gross profit in the Direct to Consumer segment was 62.4% in 2009 compared to 61.1% in 2008, increasing as a result of the items described above.

The lower Direct to Consumer segment operating profit in 2009 compared to 2008 was primarily attributable to higher non-media related MAP expenses of $6 million and higher expenses of $4 million as a result of opening 17 retail stores during 2009, partially offset by higher gross profit.

International

(dollars in thousands)	Years Ended January 2, 2010	Years Ended January 3, 2009	Higher (Lower)	Percent Change
Net sales	$ 437,804	$ 496,170	$ (58,366)	(11.8)%
Segment operating profit	44,688	64,349	(19,661)	(30.6)

Overall net sales in the International segment were lower by $58 million or 12% in 2009 compared to 2008 primarily attributable to an unfavorable impact of $22 million related to foreign currency exchange rates and weak demand globally primarily in Europe, Japan and Canada, which experienced recessionary environments similar to that in the United States. International segment net sales declined by 7% in 2009 compared to 2008 after excluding the impact of foreign exchange rates on currency. The unfavorable impact of foreign currency exchange rates in our International segment was primarily due to the strengthening of the U.S. dollar compared to the Mexican peso, Canadian dollar, Euro and Brazilian real partially offset by the strengthening of the Japanese yen compared to the U.S. dollar during 2009 compared to 2008.

During 2009, we experienced lower net sales, in each case excluding the impact of foreign currency exchange rates but including the impact of the 53rd week, in our casualwear business in Europe of $25 million, in our male underwear and activewear businesses in Japan of $13 million, in our casualwear business in Puerto Rico of $7 million resulting from moving the distribution capacity to the United States and in our socks and intimate apparel business in Canada of $11 million. Lower segment net sales were partially offset by higher sales in our intimate apparel and male underwear businesses in Mexico of $12 million and in our male underwear business in Brazil of $4 million. International segment net sales were lower by $56 million or 11% in 2009 compared to 2008 after excluding the impact of the 53rd week in 2008.

The International segment gross profit was lower by $38 million in 2009 compared to 2008. The lower gross profit was a result of lower sales volume of $17 million, higher cost of finished goods sourced from third party manufacturers of $12 million primarily resulting from foreign exchange transaction losses, unfavorable product sales mix of $7 million, an unfavorable impact related to foreign currency exchange rates of $8 million and higher sales incentives of $4 million due to investments made with retailers, partially offset by higher product pricing of $11 million.

As a percent of segment net sales, gross profit in the International segment was 36.7% in 2009 compared to 2008 at 40.1%, declining as a result of the items described above.

The lower International segment operating profit in 2009 compared to 2008 is primarily attributable to the lower gross profit, partially offset by lower media related MAP expenses of $5 million, lower selling and other marketing related expenses of $5 million, lower non-media related MAP expenses of $3 million, lower distribution expenses of $2 million and savings of $2 million from our prior restructuring actions. The changes in foreign currency exchange rates, which are included in the impact on gross profit above, had an unfavorable impact on segment operating profit of $1 million in 2009 compared to 2008.

Other

	Years Ended			
(dollars in thousands)	January 2, 2010	January 3, 2009	Higher (Lower)	Percent Change
Net sales	$ 12,671	$ 21,724	$ (9,053)	(41.7)%
Segment operating profit (loss)	(2,164)	328	(2,492)	NM

Sales in our Other segment primarily consisted of sales of yarn to third parties intended to maintain asset utilization at certain manufacturing facilities and generate approximate break even margins. In October 2009, we completed the sale of our yarn operations as a result of which we ceased making our own yarn and now source all of our yarn requirements from large-scale yarn suppliers. As a result of the sale of our yarn operations we no longer have net sales in our Other segment.

General Corporate Expenses

General corporate expenses were $30 million higher in 2009 compared to 2008 primarily due to higher pension expense of $33 million, $8 million of higher foreign exchange transaction losses and higher other expenses of $2 million related to amending the terms of all outstanding stock options granted under the Omnibus Incentive Plan that had an original term of five or seven years to the tenth anniversary of the original grant date, partially offset by higher gains on sales of assets of $2 million. In addition, in October 2009, we recognized an $8 million gain related to the sale of our yarn operations to Parkdale America.

Liquidity and Capital Resources

Trends and Uncertainties Affecting Liquidity

Our primary sources of liquidity are cash generated by operations and availability under our Revolving Loan Facility, Accounts Receivable Securitization Facility and international loan facilities. At January 1, 2011, we had $588 million of borrowing availability under our $600 million Revolving Loan Facility (after taking into account outstanding letters of credit), $49 million of borrowing availability under our Accounts Receivable Securitization Facility, $44 million in cash and cash equivalents and $35 million of borrowing availability under our international loan facilities. We currently believe that our existing cash balances and cash generated by operations, together with our available credit capacity, will enable us to comply with the terms of our indebtedness and meet foreseeable liquidity requirements.

The following have impacted or are expected to impact liquidity:

- we have principal and interest obligations under our debt;
- we expect to continue to invest in efforts to improve operating efficiencies and lower costs;
- we expect to continue to ramp up and optimize our lower-cost manufacturing capacity in Asia, Central America and the Caribbean Basin and enhance efficiency;
- we may selectively pursue strategic acquisitions;
- we could increase or decrease the portion of the income of our foreign subsidiaries that is expected to be remitted to the United States, which could significantly impact our effective income tax rate; and
- our board of directors has authorized the repurchase of up to 10 million shares of our stock in the open market over the next few years (2.8 million of which we have repurchased as of January 1, 2011 at a cost of $75 million), although we may choose not to repurchase any stock and instead focus on other uses of cash such as the repayment of our debt.

We expect to be able to manage our working capital levels and capital expenditure amounts to maintain sufficient levels of liquidity. Factors that could help us in these efforts include higher sales volume and the realization of additional cost benefits from previous restructuring and related actions. We have restructured our supply chain over the past four years to create more efficient production clusters that utilize fewer, larger facilities and to balance production capability between the Western Hemisphere and Asia. As a result of sales growth in 2010 and the expectation of continued sales growth in 2011, we have secured additional capacity with outside contractors to support sales growth.

Our working capital increased during 2010, primarily in the form of inventory, to support our higher sales growth. The inventory increase is the result of both higher input costs and higher unit growth, including unit growth resulting from the Gear for Sports acquisition. Given cost inflation and higher product pricing, we expect higher working capital in 2011, in particular higher accounts receivable and inventories somewhat offset by increased inventory turns. With our global supply chain infrastructure in place, we are focused long-term on optimizing our supply chain to further enhance efficiency, improve working capital and asset turns and reduce costs through several initiatives, such as supplier-managed inventory for raw materials and sourced goods ownership arrangements.

We are operating in an uncertain and volatile economic environment, which could have unanticipated adverse effects on our business. During 2010, while there was a modest rebound in consumer spending, we also experienced substantial pressure on profitability due to the economic climate, such as higher cotton, energy and labor costs. Rising demand for cotton resulting from the economic recovery, weather-related supply disruptions, significant declines in U.S. inventory and a sharp rise in the futures market for cotton have caused cotton prices to surge upward during 2010. Because of systemic cost inflation, particularly for cotton, energy and labor, we expect to take price increases throughout 2011 as warranted by cost inflation, including multiple increases already put in place through late summer. The timing and frequency of price increases will vary by product category, channel of trade, and country, with some increases as frequently as quarterly. The magnitude of price increases also will vary by product category. Demand elasticity effects, which could be significant for higher double-digit price increases implemented later in the year, should be manageable and will have a muted impact in 2011.

The hosiery category has been in a state of consistent decline for the past decade, as the trend toward casual dress reduced demand for sheer hosiery. The Hosiery segment comprised only 4% of our net sales in 2010, however, and as a result, the decline in the Hosiery segment has not had a significant impact on our net sales or cash flows. Generally, we manage the Hosiery segment for cash, placing an emphasis on reducing our cost structure and managing cash efficiently.

Cash Requirements for Our Business

We rely on our cash flows generated from operations and the borrowing capacity under our Revolving Loan Facility, Accounts Receivable Securitization Facility and international loan facilities to meet the cash requirements of our business. The primary cash requirements of our business are payments to vendors in the normal course of business, capital expenditures, maturities of debt and related interest payments, contributions to our pension plans and repurchases of our stock. We believe we have sufficient cash and available borrowings for our liquidity needs. In November 2010, we completed a $1.0 billion senior notes offering and debt refinancing that strengthened and added flexibility to our capital structure by fixing a significant percentage of our debt at favorable interest rates at longer maturities.

Our working capital was higher in 2010 compared to 2009, primarily in the form of inventory, to support our higher sales growth. Year-end 2010 inventory was $274 million higher than year-end 2009 due to unit growth and after giving effect to the Gear for Sports acquisition. In addition, our inventory was higher due to rising input costs such as cotton and oil-related materials and the Asia supply chain transition and production ramp-up. In 2011 we expect working capital to be higher than 2010 to support the continued double-digit sales growth, price increases and cost inflation.

Capital spending has varied significantly from year to year as we executed our supply chain consolidation and globalization strategy and the integration and consolidation of our technology systems. We spent $106 million on gross capital expenditures during 2010, which were offset by cash proceeds of $46 million from sales of exited supply chain facilities and sale-leaseback transactions. We expect to continue to invest in our infrastructure during 2011 with net capital expenditures approximating $100 million.

During 2009 and 2010, we entered into agreements to sell selected trade accounts receivable to financial institutions on a nonrecourse basis. After the sale, we do not retain any interests in the receivables nor are we involved in the servicing or collection of these receivables.

Pension Plans

Our U.S. qualified pension plan is approximately 74% funded as of January 1, 2011 compared to 80% funded as of January 2, 2010. The funded status reflects an increase in the benefit obligation due to a decrease in the discount rate used in the valuation of the liability, partially offset by an increase in the fair value of plan assets as a result of the stock market's performance during 2010. Because we have elected not to make a voluntary cash contribution in 2011 sufficient to achieve a funded status of 80%, beginning April 1, 2011 we are required under the Pension Protection Act to implement restrictions on certain accelerated forms of benefit payments for future retirees. We performed a thorough review of the impact of making a voluntary cash contribution to the plan in order to maintain a funded level of 80%. Based on our review, and given that these restrictions are expected to impact only a limited number of plan participants, will not impact the total benefits received by plan participants and will not have a material impact on our future cash flows, we determined not to make such a contribution to the plan. We expect to make required cash contributions of $7 million to $9 million to the U.S. qualified pension plan in 2011 based on a preliminary calculation by our actuary. We expect pension expense in 2011 of approximately $11 million compared to $15 million in 2010. See Note 15 to our financial statements for more information on the plan asset components.

In connection with closing a manufacturing facility in early 2009, we, as required, notified the Pension Benefit Guaranty Corporation (the "PBGC") of the closing and requested a liability determination under section 4062(e) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), with respect to the National Textiles, L.L.C. Pension Plan. In September 2009, we entered into an agreement with the PBGC under which we agreed to contribute $14 million to the plan, $7 million of which we contributed in each of September 2009 and September 2010.

In June 2010, the U.S. Congress passed legislation that provides for pension funding relief for companies with defined benefit pension plans by allowing those companies to choose between two alternative funding schedules: amortizing funding shortfalls over 15 years for any two plan years between 2008 and 2011, or paying interest on a funding shortfall for only two plan years of the employer's choosing after which a seven-year amortization would apply. We expect either funding relief option could benefit us with improved cash flow starting in 2011 due to expected lower pension contributions; however neither option will improve total cash flow. We are working with our actuaries to quantify the magnitude of the short-term impact on us.

Share Repurchase Program

On February 1, 2007, we announced that our Board of Directors granted authority for the repurchase of up to 10 million shares of our common stock. Share repurchases are made periodically in open-market transactions, and are subject to market conditions, legal requirements and other factors. Additionally, management has been granted authority to establish a trading plan under Rule 10b5-1 of the Exchange Act in connection with share repurchases, which will allow us to repurchase shares in the open market during periods in which the stock trading window is otherwise closed for our company and certain of our officers and employees pursuant to our insider trading policy. Since inception of the program, we have purchased 2.8 million shares of our common stock at a cost of $75 million (average price of $26.33). The primary objective of our share repurchase program is to reduce the impact of dilution caused by the exercise of options and vesting of stock unit awards. While we may repurchase additional stock under the program, we may choose not to repurchase any stock and focus more on other uses of cash in the next twelve months.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements within the meaning of Item 303(a)(4) of SEC Regulation S-K.

Future Contractual Obligations and Commitments

The following table contains information on our contractual obligations and commitments as of January 1, 2011, and their expected timing on future cash flows and liquidity.

(in thousands)	At January 1, 2011	Payments Due by Period Less Than 1 Year	1 - 3 Years	3 - 5 Years	Thereafter
Operating activities:					
Inventory purchase obligations	$ 466,642	$ 466,642	$ —	$ —	$ —
Marketing and advertising obligations	26,427	18,624	3,783	3,269	751
Uncertain tax positions	34,424	587	14,809	7,009	12,019
Deferred compensation	12,273	1,939	5,477	2,338	2,519
Interest on debt obligations (1)	953,024	122,898	245,074	226,302	358,750
Operating lease obligations	268,898	52,220	78,041	56,699	81,938
Defined benefit plan minimum contributions	8,000	8,000	—	—	—
Severance and other restructuring payments	6,042	6,036	6	—	—
Other long-term obligations (2)	92,050	10,109	30,678	29,463	21,800
Investing activities:					
Capital expenditures	3,895	3,895	—	—	—
Financing activities:					
Debt	2,080,735	90,000	—	490,735	1,500,000
Notes payable	50,678	50,678	—	—	—
Total	$ 4,003,088	$ 831,628	$ 377,868	$ 815,815	$ 1,977,777

(1) Interest obligations on floating rate debt instruments are calculated for future periods using interest rates in effect at January 1, 2011.

(2) Represents the projected payment for long-term liabilities recorded on the Consolidated Balance Sheet for certain employee benefit claims, royalty-bearing license agreement payments and capital leases.

Sources and Uses of Our Cash

The information presented below regarding the sources and uses of our cash flows for the years ended January 1, 2011 and January 2, 2010 was derived from our financial statements.

(dollars in thousands)	Years Ended January 1, 2011	January 2, 2010
Operating activities	$ 133,054	$ 414,504
Investing activities	(283,995)	(88,844)
Financing activities	155,685	(354,174)
Effect of changes in foreign currency exchange rates on cash	(16)	115
Increase (decrease) in cash and cash equivalents	4,728	(28,399)
Cash and cash equivalents at beginning of year	38,943	67,342
Cash and cash equivalents at end of year	$ 43,671	$ 38,943

Operating Activities

Net cash provided by operating activities was $133 million in 2010 compared to $415 million in 2009. The lower cash from operating activities of $282 million for 2010 compared to 2009 is primarily attributable to higher uses of our working capital of $441 million, partially offset by higher net income of $160 million.

Net inventory increased $274 million from January 2, 2010 resulting from both higher input costs and higher unit growth, including unit growth resulting from the Gear for Sports acquisition. In addition, our inventory was higher due to rising input costs such as cotton and oil-related materials and the Asia supply chain transition and production ramp-up. We will carry additional inventory into 2011 to support continuing sales momentum and will secure additional production capacity with outside contractors as needed.

Accounts receivable was $53 million higher compared to January 2, 2010 primarily due to higher sales volumes and the acquisition of Gear for Sports, partially offset by the sale of selected trade accounts receivable to financial institutions and timing of collections.

With our global supply chain infrastructure in place, we are focused long-term on optimizing our supply chain to further enhance efficiency, improve working capital and asset turns and reduce costs through several initiatives, such as supplier-managed inventory for raw materials and sourced goods ownership arrangements. Factors that could help us in these efforts include higher sales volume and the realization of additional cost benefits from previous restructuring and related actions.

Investing Activities

Net cash used in investing activities was $284 million in 2010 compared to $89 million in 2009. The higher net cash used in investing activities of $195 million for 2010 compared to 2009 was primarily the result of the net cash used for the acquisition of Gear for Sports in November 2010 of $223 million, partially offset by lower gross capital expenditures of $21 million and higher proceeds from sales of assets of $8 million. During 2010, proceeds from sales of assets were $46 million, primarily resulting from sale-leaseback transactions involving four distribution centers.

Financing Activities

Net cash provided by financing activities was $156 million in 2010 compared to net cash used in financing activities of $354 million in 2009. The higher net cash from financing activities of $510 million in 2010 compared to 2009 was primarily the result of higher net borrowings of $443 million under the senior secured credit facilities and senior notes. The higher net borrowings reflect the acquisition of Gear for Sports in November 2010. In addition, we had higher net borrowings of $133 million on the Accounts Receivable Securitization Facility and lower debt fees associated with the issuance of our 6.375% Senior Notes of $51 million.

We had higher net repayments on the Revolving Loan Facility of $103 million and higher net repayments on notes payable of $21 million in 2010. In addition, the higher net cash from financing activities was due to higher proceeds from stock options exercised of $5 million in 2010.

Cash and Cash Equivalents

As of January 1, 2011 and January 2, 2010, cash and cash equivalents were $44 million and $39 million, respectively. The higher cash and cash equivalents as of January 1, 2011 was primarily the result of net cash provided by financing activities of $156 million and net cash provided by operating activities of $133 million, offset by net cash used in investing activities of $284 million.

Financing Arrangements

We believe our financing structure provides a secure base to support our ongoing operations and key business strategies. In November 2010, we completed the sale of $1 billion in aggregate principal amount of the 6.375% Senior Notes. We used the net proceeds from the offering of the 6.375% Senior Notes to repay all outstanding borrowings under the Term Loan Facility and to reduce the outstanding borrowings under the Revolving Loan Facility. In December 2009, we completed a growth-focused debt refinancing that enables us to simultaneously reduce leverage and consider acquisition opportunities. The refinancing gives us more flexibility in our use of excess cash flow, allows continued debt reduction, and provides a stable long-term capital structure with extended debt maturities at rates slightly lower than previous effective rates. The refinancing consisted of the sale of our $500 million 8% Senior Notes and the concurrent amendment and restatement of our 2006 Senior Secured Credit Facility to provide for the $1.15 billion 2009 Senior Secured Credit Facility. The proceeds from the sale of the 8% Senior Notes, together with the proceeds from borrowings under the 2009 Senior Secured Credit Facility, were used to refinance borrowings under the 2006 Senior Secured Credit Facility, to repay all borrowings under the Second Lien Credit Facility and to pay fees and expenses relating to these transactions.

Moody's Investors Service's ("Moody's") corporate credit rating for us is Ba3 and Standard & Poor's Ratings Services' ("Standard & Poor's") corporate credit rating for us is BB-. Moody's rating outlook for us is "stable" and its rating of the Floating Rate Senior Notes and 8% Senior Notes is B1. In November 2010, Moody's assigned a rating of B1 on the 6.375% Senior Notes and changed the rating of the 2009 Senior Secured Credit Facility to Baa3. In November 2010, Standard & Poor's changed our current outlook to "stable" from "negative," changed the rating of the Floating Rate Senior Notes and the 8% Senior Notes to BB- and assigned a rating of BB- to the 6.375% Senior Notes.

After considering the Revolving Credit Facility's new investment grade rating, we launched an amendment process in February 2011 that is intended to provide greater flexibility in managing our debt capital structure and greater flexibility under our financial covenants. The amendment would also extend the maturity and lower the interest rate for those lenders agreeing to it.

As of January 1, 2011, we were in compliance with all financial covenants under our credit facilities. The maximum leverage ratio permitted under the 2009 Senior Secured Credit Facility and the Accounts Receivable Securitization Facility was 4.00 to 1 for the quarter ended January 1, 2011 and declines to 3.75 to 1 beginning with the second fiscal quarter of 2011. We continue to monitor our covenant compliance carefully in this difficult economic environment. We expect to maintain compliance with our covenants during 2011, however economic conditions or the occurrence of events discussed above under "Risk Factors" could cause noncompliance.

2009 Senior Secured Credit Facility

The 2009 Senior Secured Credit Facility initially provided for aggregate borrowings of $1.15 billion, consisting of the $750 million Term Loan Facility and the $400 million Revolving Loan Facility. The proceeds of the Term Loan Facility were used to refinance all amounts outstanding under the Term A loan facility (in an initial principal amount of $250 million) and Term B loan facility (in an initial principal amount of $1.4 billion) under the 2006 Senior Secured Credit Facility and to repay all amounts outstanding under the Second Lien Credit Facility. Proceeds of the Revolving Loan Facility were used to pay fees and expenses in connection with these transactions, and are used for general corporate purposes and working capital needs.

A portion of the Revolving Loan Facility is available for the issuances of letters of credit and the making of swingline loans, and any such issuance of letters of credit or making of a swingline loan will reduce the amount available under the Revolving Loan Facility. At our option, we may add one or more term loan facilities or increase the commitments under the Revolving Loan Facility in an aggregate amount of up to $300 million so long as certain conditions are satisfied, including, among others, that no default or event of default is in existence and that we are in pro forma compliance with the financial covenants described below. In order to support our working capital needs and fund the acquisition of Gear for Sports, in September 2010, we increased the commitments under the Revolving Loan Facility from $400 million to $600 million. In November 2010, we used proceeds from the issuance of the 6.375% Senior Notes to repay all outstanding borrowings under the Term Loan Facility and to reduce the outstanding borrowings under the Revolving Loan Facility. As of January 1, 2011, we had $0 outstanding under the Revolving Loan Facility, $12 million of standby and trade letters of credit issued and outstanding under this facility and $588 million of borrowing availability. At January 1, 2011, the interest rate on the Revolving Loan Facility was 6.75%.

The 2009 Senior Secured Credit Facility is guaranteed by substantially all of our existing and future direct and indirect U.S. subsidiaries, with certain customary or agreed-upon exceptions for certain subsidiaries. We and each of the guarantors under the 2009 Senior Secured Credit Facility have granted the lenders under the 2009 Senior Secured Credit Facility a valid and perfected first priority (subject to certain customary exceptions) lien and security interest in the following:

- the equity interests of substantially all of our direct and indirect U.S. subsidiaries and 65% of the voting securities of certain first tier foreign subsidiaries; and
- substantially all present and future property and assets, real and personal, tangible and intangible, of us and each guarantor, except for certain enumerated interests, and all proceeds and products of such property and assets.

The Revolving Loan Facility matures on December 10, 2013. All borrowings under the Revolving Loan Facility must be repaid in full upon maturity. Outstanding borrowings under the 2009 Senior Secured Credit Facility are prepayable without penalty.

At our option, borrowings under the 2009 Senior Secured Credit Facility may be maintained from time to time as (a) Base Rate loans, which shall bear interest at the highest of (i) 1/2 of 1% in excess of the federal funds rate, (ii) the rate publicly announced by JPMorgan Chase Bank as its "prime rate" at its principal office in New York City, in effect from time to time and (iii) the LIBO Rate (as defined in the 2009 Senior Secured Credit Facility and adjusted for maximum reserves) for LIBOR-based loans with a one-month interest period plus 1.0%, in effect from time to time, in each case plus the applicable margin, or (b) LIBOR-based loans, which shall bear interest at the higher of (i) LIBO Rate (as defined in the 2009 Senior Secured Credit Facility and adjusted for maximum reserves), as determined by reference to the rate for deposits in dollars appearing on the Reuters Screen LIBOR01 Page for the respective interest period or other commercially available source designated by the administrative agent, and (ii) 2.00%, plus the applicable margin in effect from time to time. The applicable margin is determined by reference to a leverage-based pricing grid set forth in the 2009 Senior Secured Credit Facility. The applicable margin ranges from a maximum of 4.75% in the case of LIBOR-based loans and 3.75% in the case of Base Rate loans if our leverage ratio is greater than or equal to 4.00 to 1, and will step down in 0.25% increments to a minimum of 4.00% in the case of LIBOR-based loans and 3.00% in the case of Base Rate loans if our leverage ratio is less than 2.50 to 1.

The 2009 Senior Secured Credit Facility requires us to comply with customary affirmative, negative and financial covenants. The 2009 Senior Secured Credit Facility requires that we maintain a minimum interest coverage ratio and a maximum total debt to EBITDA (earnings before income taxes, depreciation expense and amortization, as computed pursuant to the 2009 Senior Secured Credit Facility), or leverage ratio. The interest coverage ratio covenant requires that the ratio of our EBITDA for the preceding four fiscal quarters to our consolidated total interest expense for such period shall not be less than a specified ratio for each fiscal quarter beginning with the fourth fiscal quarter of 2009. This ratio was 2.50 to 1 for the fourth fiscal quarter of 2009 and increases over time until it reaches 3.25 to 1 for the third fiscal quarter of 2011 and thereafter. The leverage ratio covenant requires that the ratio of our total debt to EBITDA for the preceding four fiscal quarters will not be more than a specified ratio for each fiscal quarter beginning with the fourth fiscal quarter of 2009. This ratio was 4.50 to 1 for the fourth fiscal quarter of 2009 and declines over time until it reaches 3.75 to 1 for the second fiscal quarter of 2011 and thereafter. The method of calculating all of the components used in the covenants is included in the 2009 Senior Secured Credit Facility.

The 2009 Senior Secured Credit Facility contains customary events of default, including nonpayment of principal when due; nonpayment of interest, fees or other amounts after stated grace period; material inaccuracy of representations and warranties; violations of covenants; certain bankruptcies and liquidations; any cross-default to material indebtedness; certain material judgments; certain events related to ERISA, actual or asserted invalidity of any guarantee, security document or subordination provision or non-perfection of security interest, and a change in control (as defined in the 2009 Senior Secured Credit Facility).

6.375% Senior Notes

On November 9, 2010, we issued $1 billion aggregate principal amount of the 6.375% Senior Notes. The 6.375% Senior Notes are senior unsecured obligations that rank equal in right of payment with all of our existing and future unsubordinated indebtedness. The 6.375% Senior Notes bear interest at an annual rate equal to 6.375%. Interest is payable on the 6.375% Senior Notes on June 15 and December 15 of each year. The 6.375% Senior Notes will mature on December 15, 2020. The net proceeds from the sale of the 6.375% Senior Notes were approximately $979 million. As noted above, these proceeds were used to repay all outstanding borrowings under the Term Loan Facility and reduce the outstanding borrowings under the Revolving Loan Facility and to pay fees and expenses relating to these transactions. The 6.375% Senior Notes are guaranteed by substantially all of our domestic subsidiaries.

We may redeem some or all of the notes prior to December 15, 2015 at a redemption price equal to 100% of the principal amount of 6.375% Senior Notes redeemed plus an applicable premium. We may redeem some or all of the 6.375% Senior Notes at any time on or after December 15, 2015 at a redemption price equal to the principal amount of the 6.375% Senior Notes plus a premium of 3.188% if redeemed during the 12-month period commencing on December 15, 2015, 2.125% if redeemed during the 12-month period commencing on December 15, 2016, 1.062% if redeemed during the 12-month period commencing on December 15, 2017 and no premium if redeemed after December 15, 2018, as well as any accrued and unpaid interest as of the redemption date. In addition, at any time prior to December 15, 2013, we may redeem up to 35% of the aggregate principal amount of the 6.375% Senior Notes at a redemption price of 106.375% of the principal amount of the 6.375% Senior Notes redeemed with the net cash proceeds of certain equity offerings.

The indenture governing the 6.375% Senior Notes contains customary events of default which include (subject in certain cases to customary grace and cure periods), among others, nonpayment of principal or interest; breach of other agreements in such indenture; failure to pay certain other indebtedness; failure to pay certain final judgments; failure of certain guarantees to be enforceable; and certain events of bankruptcy or insolvency.

8% Senior Notes

On December 10, 2009, we issued $500 million aggregate principal amount of the 8% Senior Notes. The 8% Senior Notes are senior unsecured obligations that rank equal in right of payment with all of our existing and future unsubordinated indebtedness. The 8% Senior Notes bear interest at an annual rate equal to 8%. Interest is payable on the 8% Senior Notes on June 15 and December 15 of each year. The 8% Senior Notes will mature on December 15, 2016. The net proceeds from the sale of the

8% Senior Notes were approximately $480 million. As noted above, these proceeds, together with the proceeds from borrowings under the 2009 Senior Secured Credit Facility, were used to refinance borrowings under the 2006 Senior Secured Credit Facility, to repay all borrowings under the Second Lien Credit Facility and to pay fees and expenses relating to these transactions. The 8% Senior Notes are guaranteed by substantially all of our domestic subsidiaries.

We may redeem some or all of the notes prior to December 15, 2013 at a redemption price equal to 100% of the principal amount of 8% Senior Notes redeemed plus an applicable premium. We may redeem some or all of the 8% Senior Notes at any time on or after December 15, 2013 at a redemption price equal to the principal amount of the 8% Senior Notes plus a premium of 4% if redeemed during the 12-month period commencing on December 15, 2013, 2% if redeemed during the 12-month period commencing on December 15, 2014 and no premium if redeemed after December 15, 2015, as well as any accrued and unpaid interest as of the redemption date. In addition, at any time prior to December 15, 2012, we may redeem up to 35% of the aggregate principal amount of the 8% Senior Notes at a redemption price of 108% of the principal amount of the 8% Senior Notes redeemed with the net cash proceeds of certain equity offerings.

The indenture governing the 8% Senior Notes contains customary events of default which include (subject in certain cases to customary grace and cure periods), among others, nonpayment of principal or interest; breach of other agreements in such indenture; failure to pay certain other indebtedness; failure to pay certain final judgments; failure of certain guarantees to be enforceable; and certain events of bankruptcy or insolvency.

Floating Rate Senior Notes

On December 14, 2006, we issued $500 million aggregate principal amount of the Floating Rate Senior Notes. The Floating Rate Senior Notes are senior unsecured obligations that rank equal in right of payment with all of our existing and future unsubordinated indebtedness. The Floating Rate Senior Notes bear interest at an annual rate, reset semi-annually, equal to LIBOR plus 3.375%. Interest is payable on the Floating Rate Senior Notes on June 15 and December 15 of each year. The Floating Rate Senior Notes will mature on December 15, 2014. The net proceeds from the sale of the Floating Rate Senior Notes were approximately $492 million. These proceeds, together with our working capital, were used to repay in full the $500 million outstanding under the bridge loan facility that we entered into in 2006. The Floating Rate Senior Notes are guaranteed by substantially all of our domestic subsidiaries.

We may redeem some or all of the Floating Rate Senior Notes at any time on or after December 15, 2008 at a redemption price equal to the principal amount of the Floating Rate Senior Notes plus a premium of 2% if redeemed during the 12-month period commencing on December 15, 2008, 1% if redeemed during the 12-month period commencing on December 15, 2009 and no premium if redeemed after December 15, 2010, as well as any accrued and unpaid interest as of the redemption date.

The indenture governing the Floating Rate Senior Notes contains customary events of default which include (subject in certain cases to customary grace and cure periods), among others, nonpayment of principal or interest; breach of other agreements in such indenture; failure to pay certain other indebtedness; failure to pay certain final judgments; failure of certain guarantees to be enforceable; and certain events of bankruptcy or insolvency.

We repurchased $3 million of the Floating Rate Senior Notes for $2.8 million resulting in a gain of $0.2 million in 2009. We repurchased $6 million of the Floating Rate Senior Notes for $4 million resulting in a gain of $2 million in 2008.

Accounts Receivable Securitization

On November 27, 2007, we entered into the Accounts Receivable Securitization Facility, which we subsequently amended several times. The description of the Accounts Receivable Securitization Facility below gives effect to all amendments to date. The Accounts Receivable Securitization Facility initially provided for up to $250 million in funding accounted for as a secured borrowing, limited to the availability of eligible receivables, and is secured by certain domestic trade receivables. Effective February 2010, we elected to reduce the amount of funding available under the Accounts Receivable Securitization Facility from $250 million to $150 million. Under the terms of the Accounts Receivable Securitization Facility, we and certain of our subsidiaries sell, on a revolving basis, certain domestic trade receivables to HBI Receivables LLC ("Receivables LLC"), a wholly-owned bankruptcy-remote subsidiary that in turn uses the trade receivables to secure the borrowings, which are funded through conduits that issue commercial paper in the short-term market and are not affiliated with us or through committed bank purchasers if the conduits fail to fund. The assets and liabilities of Receivables LLC are fully reflected on the Consolidated Balance Sheet, and the securitization is treated as a secured borrowing for accounting purposes. The borrowings under the Accounts Receivable Securitization Facility remain outstanding throughout the term of the agreement subject to us maintaining sufficient eligible receivables, by continuing to sell trade receivables to Receivables LLC, unless an event of default occurs. Unless the term is extended, the Accounts Receivable Securitization Facility will terminate on March 31, 2011.

Availability of funding under the Accounts Receivable Securitization Facility depends primarily upon the eligible outstanding receivables balance. As of January 1, 2011, we had $90 million outstanding under the Accounts Receivable Securitization Facility. The outstanding balance under the Accounts Receivable Securitization Facility is reported on our Consolidated Balance Sheet in the line "Current portion of debt." Unless the conduits fail to fund, the yield on the commercial paper, which is the conduits' cost to issue the commercial paper plus certain dealer fees, is considered a financing cost and is included in interest expense on the Consolidated Statement of Income. If the conduits fail to fund, the Accounts Receivable Securitization Facility would be funded through committed bank purchasers, and the interest rate payable at our option at the rate announced from time to time by HSBC Bank USA, N.A. as its prime rate or at the

LIBO Rate (as defined in the Accounts Receivable Securitization Facility) plus the applicable margin in effect from time to time. In addition, Receivables LLC is required to make certain payments to a conduit purchaser, a committed purchaser, or certain entities that provide funding to or are affiliated with them, in the event that assets and liabilities of a conduit purchaser are consolidated for financial and/or regulatory accounting purposes with certain other entities. The average blended interest rate for the outstanding balance as of January 1, 2011 was 2.81%.

The Accounts Receivable Securitization Facility contains customary events of default and requires us to maintain the same interest coverage ratio and leverage ratio contained from time to time in the 2009 Senior Secured Credit Facility, provided that any changes to such covenants will only be applicable for purposes of the Accounts Receivable Securitization Facility if approved by the Managing Agents or their affiliates. As of January 1, 2011, we were in compliance with all financial covenants.

Notes Payable

Notes payable were $51 million at January 1, 2011 and $67 million at January 2, 2010.

We have a short-term revolving facility arrangement with a Salvadoran branch of a Canadian bank amounting to $30 million of which $29.7 million was outstanding at January 1, 2011 which accrues interest at 4.20%.

We have a short-term revolving facility arrangement with a Chinese branch of a U.S. bank amounting to RMB 155 million ($23.5 million) of which $12.9 million was outstanding at January 1, 2011 which accrues interest at 7.65%. Borrowings under the facility accrue interest at the prevailing base lending rates published by the People's Bank of China from time to time plus 50%.

We have a short-term revolving facility arrangement with a Vietnamese branch of a U.S. bank amounting to $14 million of which $3.4 million was outstanding at January 1, 2011 which accrues interest at 5.05%.

We have a short-term revolving facility arrangement with a Japanese branch of a U.S. bank amounting to JPY 800 million ($9.8 million) of which $2.5 million was outstanding at January 1, 2011 which accrues interest at 4.61%.

We have a short-term revolving facility arrangement with an Indian branch of a U.S. bank amounting to INR 100 million ($2.2 million) of which $1.8 million was outstanding at January 1, 2011 which accrues interest at 12.80%.

We have a short-term revolving facility arrangement with a Brazilian bank amounting to BRL 2 million ($1.2 million) of which $0.4 million was outstanding at January 1, 2011 which accrues interest at 13.56%.

In addition, we have short-term revolving credit facilities in various other locations that can be drawn on from time to time amounting to $4.6 million of which $0 was outstanding at January 1, 2011.

We were in compliance with the financial covenants contained in each of these facilities at January 1, 2011.

Derivatives

Our debt under the Revolving Loan Facility, Floating Rate Senior Notes and Accounts Receivable Securitization Facility bears interest at variable rates. As a result, we are exposed to changes in market interest rates that could impact the cost of servicing our debt. We were required under the 2009 Senior Secured Credit Facility to hedge a portion of our floating rate debt to reduce interest rate risk caused by floating rate debt issuance. To comply with this requirement, in the first quarter of 2010 we entered into a hedging arrangement whereby we capped the LIBOR interest rate component on $490.7 million of the floating rate debt under the Floating Rate Senior Notes at 4.262%. In addition, in November 2010, we completed a $1.0 billion senior notes offering and debt refinancing that strengthened and added flexibility to our capital structure by fixing a significant percentage of our debt at favorable interest rates at longer maturities. As a result, approximately 96% of our total debt outstanding at January 1, 2011 is now at a fixed or capped rate. After giving effect to these arrangements, a 25-basis point movement in the annual interest rate charged on the outstanding debt balances as of January 1, 2011 would result in a change in annual interest expense of $2 million. We may also execute interest rate cash flow hedges in the form of caps and swaps in the future in order to mitigate our exposure to variability in cash flows for the future interest payments on a designated portion of borrowings.

We use forward exchange and option contracts to reduce the effect of fluctuating foreign currencies for a portion of our anticipated short-term foreign currency-denominated transactions.

Critical Accounting Policies and Estimates

We have chosen accounting policies that we believe are appropriate to accurately and fairly report our operating results and financial condition in conformity with accounting principles generally accepted in the United States. We apply these accounting policies in a consistent manner. Our significant accounting policies are discussed in Note 2, titled "Summary of Significant Accounting Policies," to our financial statements.

The application of critical accounting policies requires that we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures. These estimates and assumptions are based on historical and other factors believed to be reasonable under the circumstances. We evaluate these estimates and assumptions on an ongoing basis and may retain outside consultants to assist in our evaluation. If actual results ultimately differ from previous estimates, the revisions are included in results of operations in the period in which the actual amounts become known. The critical accounting policies that involve the most significant management judgments and estimates used in preparation of our financial statements, or are the most sensitive to change from outside factors, are described below.

Sales Recognition and Incentives

We recognize revenue when (i) there is persuasive evidence of an arrangement, (ii) the sales price is fixed or determinable, (iii) title and the risks of ownership have been transferred to the customer and (iv) collection of the receivable is reasonably assured, which occurs primarily upon shipment. We record provisions for any uncollectible amounts based upon our historical collection statistics and current customer information. Our management reviews these estimates each quarter and makes adjustments based upon actual experience.

Note 2(d), titled "Summary of Significant Accounting Policies — Sales Recognition and Incentives," to our financial statements describes a variety of sales incentives that we offer to resellers and consumers of our products. Measuring the cost of these incentives requires, in many cases, estimating future customer utilization and redemption rates. We use historical data for similar transactions to estimate the cost of current incentive programs. Our management reviews these estimates each quarter and makes adjustments based upon actual experience and other available information. We classify the costs associated with cooperative advertising as a reduction of "Net sales" in our Consolidated Statements of Income.

Accounts Receivable Valuation

Accounts receivable consist primarily of amounts due from customers. We carry our accounts receivable at their net realizable value. In determining the appropriate allowance for doubtful accounts, we consider a combination of factors, such as the aging of trade receivables, industry trends, and our customers' financial strength, credit standing, and payment and default history. Changes in the aforementioned factors, among others, may lead to adjustments in our allowance for doubtful accounts. The calculation of the required allowance requires judgment by our management as to the impact of these and other factors on the ultimate realization of our trade receivables. Charges to the allowance for doubtful accounts are reflected in the "Selling, general and administrative expenses" line and charges to the allowance for customer chargebacks and other customer deductions are primarily reflected as a reduction in the "Net sales" line of our Consolidated Statements of Income. Our management reviews these estimates each quarter and makes adjustments based upon actual experience. Because we cannot predict future changes in the financial stability of our customers, actual future losses from uncollectible accounts may differ from our estimates. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, a large reserve might be required. The amount of actual historical losses has not varied materially from our estimates for bad debts.

Inventory Valuation

We carry inventory on our balance sheet at the estimated lower of cost or market. Cost is determined by the first-in, first-out, or "FIFO," method for our inventories. We carry obsolete, damaged, and excess inventory at the net realizable value, which we determine by assessing historical recovery rates, current market conditions and our future marketing and sales plans. Because our assessment of net realizable value is made at a point in time, there are inherent uncertainties related to our value determination. Market factors and other conditions underlying the net realizable value may change, resulting in further reserve requirements. A reduction in the carrying amount of an inventory item from cost to market value creates a new cost basis for the item that cannot be reversed at a later period. While we believe that adequate write-downs for inventory obsolescence have been provided in the financial statements, consumer tastes and preferences will continue to change and we could experience additional inventory write-downs in the future.

Rebates, discounts and other cash consideration received from a vendor related to inventory purchases are reflected as reductions in the cost of the related inventory item, and are therefore reflected in cost of sales when the related inventory item is sold.

Income Taxes

Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. We have recorded deferred taxes related to operating losses and capital loss carryforwards. Realization of deferred tax assets is dependent on future taxable income in specific jurisdictions, the amount and timing of which are uncertain, possible changes in tax laws and tax planning strategies. If in our judgment it appears that we will not be able to generate sufficient taxable income or capital gains to offset losses during the carryforward periods, we have recorded valuation allowances to reduce those deferred tax assets to amounts expected to be ultimately realized. An adjustment to income tax expense would be required in a future period if we determine that the amount of deferred tax assets to be realized differs from the net recorded amount.

Federal income taxes are provided on that portion of our income of foreign subsidiaries that is expected to be remitted to the United States and be taxable, reflecting the decisions made by us with regards to earnings permanently reinvested in foreign jurisdictions. Decisions we make as to the amount of earnings permanently reinvested in foreign jurisdictions, due to anticipated cash flow or other business requirements, may impact our federal income tax provision and effective tax rate.

We periodically estimate the probable tax obligations using historical experience in tax jurisdictions and our informed judgment. There are inherent uncertainties related to the interpretation of tax regulations in the jurisdictions in which we transact business. The judgments and estimates made at a point in time may change based on the outcome of tax audits, as well as changes to, or further interpretations of, regulations. Income tax expense is adjusted in the period in which these events occur, and these adjustments are included in our Consolidated Statements of Income. If such changes take place, there is a risk that our effective tax rate may increase or decrease in any period. A company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

We recognized a change in our estimate of unrecognized tax benefit accruals of $20 million in 2010. This change in estimate resulted from the circumstances described above in "Consolidated Results of Operations — Year Ended January 1, 2011 Compared with Year Ended January 2, 2010," and was not a result of any change in the application of our accounting policies.

In conjunction with the spin off, we and Sara Lee entered into a tax sharing agreement, which allocates responsibilities between us and Sara Lee for taxes and certain other tax matters. Under the tax sharing agreement, Sara Lee generally is liable for all U.S. federal, state, local and foreign income taxes attributable to us with respect to taxable periods ending on or before September 5, 2006. Sara Lee also is liable for income taxes attributable to us with respect to taxable periods beginning before September 5, 2006 and ending after September 5, 2006, but only to the extent those taxes are allocable to the portion of the taxable period ending on September 5, 2006. We are generally liable for all other taxes attributable to us. Changes in the amounts payable or receivable by us under the stipulations of this agreement may impact our tax provision in any period.

Under the tax sharing agreement, within 180 days after Sara Lee filed its final consolidated tax return for the period that included September 5, 2006, Sara Lee was required to deliver to us a computation of the amount of deferred taxes attributable to our United States and Canadian operations that would be included on our opening balance sheet as of September 6, 2006 ("as finally determined") which has been done. We have the right to participate in the computation of the amount of deferred taxes. Under the tax sharing agreement, if substituting the amount of deferred taxes as finally determined for the amount of estimated deferred taxes that were included on that balance sheet at the time of the spin off causes a decrease in the net book value reflected on that balance sheet, then Sara Lee will be required to pay us the amount of such decrease. If such substitution causes an increase in the net book value reflected on that balance sheet, then we will be required to pay Sara Lee the amount of such increase. For purposes of this computation, our deferred taxes are the amount of deferred tax benefits (including deferred tax consequences attributable to deductible temporary differences and carryforwards) that would be recognized as assets on the Company's balance sheet computed in accordance with Generally Accepted Accounting Principles ("GAAP"), but without regard to valuation allowances, less the amount of deferred tax liabilities (including deferred tax consequences attributable to taxable temporary differences) that would be recognized as liabilities on our opening balance sheet computed in accordance with GAAP, but without regard to valuation allowances. Neither we nor Sara Lee will be required to make any other payments to the other with respect to deferred taxes.

Based on our computation of the final amount of deferred taxes for our opening balance sheet as of September 6, 2006, the amount that is expected to be collected from Sara Lee based on our computation of $72 million, which reflects a preliminary cash installment received from Sara Lee of $18 million, is included as a receivable in Other Current Assets in the Consolidated Balance Sheets as of January 1, 2011 and January 2, 2010. We exchanged information with Sara Lee in connection with this matter, but Sara Lee disagreed with our computation. In accordance with the dispute resolution provisions of the tax sharing agreement, in August 2009, we submitted the dispute to binding arbitration. The arbitration process is ongoing, and we will continue to prosecute our claim. We do not believe that the resolution of this dispute will have a material impact on our financial position, results of operations or cash flows.

Stock Compensation

We established the Omnibus Incentive Plan to award stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units, performance shares and cash to our employees, non-employee directors and employees of our subsidiaries to promote the interest of our company and incent performance and retention of employees. Stock-based compensation is estimated at the grant date based on the award's fair value and is recognized as expense over the requisite service period. Estimation of stock-based compensation for stock options granted, utilizing the Black-Scholes option-pricing model, requires various highly subjective assumptions including volatility and expected option life. We use a combination of the volatility of our company and the volatility of peer companies for a period of time that is comparable to the expected life of the option to determine volatility assumptions. We utilize the simplified method outlined in SEC accounting rules to estimate expected lives for options granted. The simplified method is used for valuing stock option grants by eligible public companies that do not have sufficient historical exercise patterns on options granted to employees. We estimate forfeitures for stock-based awards granted that are not expected to vest. If any of these inputs or assumptions changes significantly, our stock-based compensation expense could be materially different in the future.

Defined Benefit Pension Plans

For a discussion of our net periodic benefit cost, plan obligations, plan assets, and how we measure the amount of these costs, see Note 15 titled "Defined Benefit Pension Plans" to our consolidated financial statements.

Our U.S. qualified pension plan is approximately 74% funded as of January 1, 2011 compared to 80% funded as of January 2, 2010. The funded status reflects an increase in the benefit obligation due to a decrease in the discount rate used in the valuation of the liability, partially offset by an increase in the fair value of plan assets as a result of the stock market's performance during 2010. Because we have elected not to make a voluntary cash contribution in 2011 sufficient to achieve a funded status of 80%, beginning April 1, 2011 we are required under the Pension Protection Act to implement restrictions on certain accelerated forms of benefit payments for future retirees. We performed a thorough review of the impact of making a voluntary cash contribution to the plan in order to maintain a funded level of 80%. Based on our review, and given that these restrictions are expected to impact only a limited number of plan participants, will not impact the total benefits received by plan participants and will not have a material impact on our future cash flows, we determined not to make such a contribution to the plan. We expect to make required cash contributions of $7 million to $9 million to the U.S. qualified pension plan in 2011 based on a preliminary calculation by our actuary. See Note 15 to our financial statements for more information on the plan asset components. The funded status of our defined benefit pension plans are recognized on our balance sheet and changes in the funded status are reflected in comprehensive income. We measure the funded status of our plans as of the date of our fiscal year end. We expect pension expense in 2011 of approximately $11 million compared to $15 million in 2010.

The net periodic cost of the pension plans is determined using projections and actuarial assumptions, the most significant of which are the discount rate and the long-term rate of asset return. The net periodic pension income or expense is recognized in the year incurred. Gains and losses, which occur when actual experience differs from actuarial assumptions, are amortized over the average future expected life of participants.

Our policies regarding the establishment of pension assumptions are as follows:

- In determining the discount rate, we utilized the Citigroup Pension Discount Curve (rounded to the nearest 10 basis points) in order to determine a unique interest rate for each plan and match the expected cash flows for each plan.
- Salary increase assumptions were based on historical experience and anticipated future management actions. The salary increase assumption only applies to the Canadian plans and portions of the Hanesbrands nonqualified retirement plans, as benefits under these plans are not frozen. The benefits under the Hanesbrands Inc. Pension Plan were frozen as of December 31, 2005.
- In determining the long-term rate of return on plan assets we applied a proportionally weighted blend between assuming the historical long-term compound growth rate of the plan portfolio would predict the future returns of similar investments, and the utilization of forward looking assumptions.
- Retirement rates were based primarily on actual experience while standard actuarial tables were used to estimate mortality.

The sensitivity of changes in actuarial assumptions on our annual pension expense and on our plans' projected benefit obligations, all other factors being equal, is illustrated by the following:

	Increase (Decrease) in	
(in millions)	Pension Expense	Projected Benefit Obligation
1% decrease in discount rate	$ 1	$ 124
1% increase in discount rate	(1)	(102)
1% decrease in expected investment return	6	—
1% increase in expected investment return	(6)	—

Trademarks and Other Identifiable Intangibles

Trademarks, license agreements, customer and distributor relationships and computer software are our primary identifiable intangible assets. We amortize identifiable intangibles with finite lives, and we do not amortize identifiable intangibles with indefinite lives. We base the estimated useful life of an identifiable intangible asset upon a number of factors, including the effects of demand, competition, expected changes in distribution channels and the level of maintenance expenditures required to obtain future cash flows. As of January 1, 2011, the net book value of trademarks and other identifiable intangible assets was $179 million, of which we are amortizing the entire balance. We anticipate that our amortization expense for 2011 will be $14 million.

We evaluate identifiable intangible assets subject to amortization for impairment using a process similar to that used to evaluate asset amortization described below under "— Depreciation and Impairment of Property, Plant and Equipment." We assess identifiable intangible assets not subject to amortization for impairment at least annually and more often as triggering events occur. In order to determine the impairment of identifiable intangible assets not subject to amortization, we compare the fair value of the intangible asset to its carrying amount. We recognize an impairment loss for the amount by which an identifiable intangible asset's carrying value exceeds its fair value.

We measure a trademark's fair value using the royalty saved method. We determine the royalty saved method by evaluating various factors to discount anticipated future cash flows, including operating results, business plans, and present value techniques. The rates we use to discount cash flows are based on interest rates and the cost of capital at a point in time. Because there are inherent uncertainties related to these factors and our judgment in applying them, the assumptions underlying the impairment analysis may change in such a manner that impairment in value may occur in the future. Such impairment will be recognized in the period in which it becomes known.

Goodwill

As of January 1, 2011, we had $430 million of goodwill. We do not amortize goodwill, but we assess for impairment at least annually and more often as triggering events occur. The timing of our annual goodwill impairment testing is the first day of the third fiscal quarter. The estimated fair values significantly exceeded the carrying values of each of our reporting units as of the first day of the third fiscal quarter, and no impairment of goodwill was identified as a result of the testing conducted in 2010.

In evaluating the recoverability of goodwill, we estimate the fair value of our reporting units. We rely on a number of factors to determine the fair value of our reporting units and evaluate various factors to discount anticipated future cash flows, including operating results, business plans, and present value techniques. As discussed above under "Trademarks and Other Identifiable Intangibles," there are inherent uncertainties related to these factors, and our judgment in applying them and the assumptions underlying the impairment analysis may change in such a manner that impairment in value may occur in the future. Such impairment will be recognized in the period in which it becomes known.

We evaluate the recoverability of goodwill using a two-step process based on an evaluation of reporting units. The first step involves a comparison of a reporting unit's fair value to its carrying value. In the second step, if the reporting unit's carrying value exceeds its fair value, we compare the goodwill's implied fair value and its carrying value. If the goodwill's carrying value exceeds its implied fair value, we recognize an impairment loss in an amount equal to such excess.

Depreciation and Impairment of Property, Plant and Equipment

We state property, plant and equipment at its historical cost, and we compute depreciation using the straight-line method over the asset's life. We estimate an asset's life based on historical experience, manufacturers' estimates, engineering or appraisal evaluations, our future business plans and the period over which the asset will economically benefit us, which may be the same as or shorter than its physical life. Our policies require that we periodically review our assets' remaining depreciable lives based upon actual experience and expected future utilization. A change in the depreciable life is treated as a change in accounting estimate and the accelerated depreciation is accounted for in the period of change and future periods. Based upon current levels of depreciation, the average remaining depreciable life of our net property other than land is five years.

We test an asset for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Such events include significant adverse changes in business climate, several periods of operating or cash flow losses, forecasted continuing losses or a current expectation that an asset or asset group will be disposed of before the end of its useful life. We evaluate an asset's recoverability by comparing the asset or asset group's net carrying amount to the future net undiscounted cash flows we expect such asset or asset group will generate. If we determine that an asset is not recoverable, we recognize an impairment loss in the amount by which the asset's carrying amount exceeds its estimated fair value.

When we recognize an impairment loss for an asset held for use, we depreciate the asset's adjusted carrying amount over its remaining useful life. We do not restore previously recognized impairment losses if circumstances change.

Insurance Reserves

We maintain insurance coverage for property, workers' compensation and other casualty programs. We are responsible for losses up to certain limits and are required to estimate a liability that represents the ultimate exposure for aggregate losses below those limits. This liability is based on management's estimates of the ultimate costs to be incurred to settle known claims and claims not reported as of the balance sheet date. The estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions. If actual trends differ from the estimates, the financial results could be impacted. Actual trends have not differed materially from the estimates.

Assets and Liabilities Acquired in Business Combinations

We account for business acquisitions using the purchase method, which requires us to allocate the cost of an acquired business to the acquired assets and liabilities based on their estimated fair values at the acquisition date. We recognize the excess of an acquired business's cost over the fair value of acquired assets and liabilities as goodwill. We use a variety of information sources to determine the fair value of acquired assets and liabilities. We generally use third-party appraisers to determine the fair value and lives of property and identifiable intangibles, consulting actuaries to determine the fair value of obligations associated with defined benefit pension plans, and legal counsel to assess obligations associated with legal and environmental claims.

Recently Issued Accounting Pronouncements

Fair Value Disclosures

In January 2010, the Financial Accounting Standards Board issued new accounting rules related to the disclosure requirements for fair value measurements. The new accounting rules require new disclosures regarding significant transfers between Levels 1 and 2 of the fair value hierarchy and the activity within Level 3 of the fair value hierarchy. The new accounting rules also clarify existing disclosures regarding the level of disaggregation of assets or liabilities and the valuation techniques and inputs used to measure fair value. The new accounting rules were effective for us in the first quarter of 2010, except for the disclosures about purchases, sales, issuances and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of the disclosures effective for our first quarter of 2010 did not have a material impact on our financial condition, results of operations or cash flows but resulted in certain additional disclosures reflected in Note 14 to the consolidated financial statements.

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in foreign exchange rates, interest rates and commodity prices. Our risk management control system uses analytical techniques including market value, sensitivity analysis and value at risk estimations.

Foreign Exchange Risk

We sell the majority of our products in transactions denominated in U.S. dollars; however, we purchase some raw materials, pay a portion of our wages and make other payments in our supply chain in foreign currencies. Our exposure to foreign exchange rates exists primarily with respect to the Canadian dollar, European euro, Mexican peso and Japanese yen against the U.S. dollar. We use foreign exchange forward and option contracts to hedge material exposure to adverse changes in foreign exchange rates. A sensitivity analysis technique has been used to evaluate the effect that changes in the market value of foreign exchange currencies will have on our forward and option contracts. At January 1, 2011, the potential change in fair value of foreign currency derivative instruments, assuming a 10% adverse change in the underlying currency price, was $13 million.

Interest Rates

Our debt under the Revolving Loan Facility, Floating Rate Senior Notes and Accounts Receivable Securitization Facility bears interest at variable rates. As a result, we are exposed to changes in market interest rates that could impact the cost of servicing our debt. We were required under the 2009 Senior

Secured Credit Facility to hedge a portion of our floating rate debt to reduce interest rate risk caused by floating rate debt issuance. To comply with this requirement, in the first quarter of 2010 we entered into a hedging arrangement whereby we capped the LIBOR interest rate component on $490.7 million of the floating rate debt under the Floating Rate Senior Notes at 4.262%. In addition, in November 2010, we completed a $1.0 billion senior notes offering and debt refinancing that strengthened and added flexibility to our capital structure by fixing a significant percentage of our debt at favorable interest rates at longer maturities. As a result, approximately 96% of our total debt outstanding at January 1, 2011 is now at a fixed or capped rate. After giving effect to these arrangements, a 25-basis point movement in the annual interest rate charged on the outstanding debt balances as of January 1, 2011 would result in a change in annual interest expense of $2 million. We may also execute interest rate cash flow hedges in the form of caps and swaps in the future in order to mitigate our exposure to variability in cash flows for the future interest payments on a designated portion of borrowings.

Commodities

Cotton is the primary raw material used in manufacturing many of our products. While we have sold our yarn operations, we are still exposed to fluctuations in the cost of cotton. During 2010, cotton prices hit their highest levels in 140 years. Increases in the cost of cotton can result in higher costs in the price we pay for yarn from our large-scale yarn suppliers. Our costs for cotton yarn and cotton-based textiles vary based upon the fluctuating cost of cotton, which is affected by, among other things, weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable and beyond our control. We are able to lock in the cost of cotton reflected in the price we pay for yarn from our primary yarn suppliers in an attempt to protect our business from the volatility of the market price of cotton. However, our business can be affected by dramatic movements in cotton prices. Although the cost of cotton used in goods manufactured by us has historically represented only 6% of our cost of sales, it has risen to around 10% primarily as a result of cost inflation. The cotton prices reflected in our results were 69 cents per pound in 2010 and 55 cents per pound in 2009. Costs incurred for materials and labor are capitalized into inventory and impact our results as the inventory is sold. For example, we estimate that a change of $0.01 per pound in cotton prices at current levels of production would affect our annual cost of sales by $4 million related to finished goods manufactured internally in our manufacturing facilities and $1 million related to finished goods sourced from third parties. The ultimate effect of this change on our earnings cannot be quantified, as the effect of movements in cotton prices on industry selling prices are uncertain, but any dramatic increase in the price of cotton would have a material adverse effect on our business, results of operations, financial condition and cash flows.

In addition, fluctuations in crude oil or petroleum prices may influence the prices of other raw materials we use to manufacture our products, such as chemicals, dyestuffs, polyester yarn and foam. We generally purchase raw materials at market prices. We estimate that a change of $10.00 per barrel in the price of oil would affect our freight costs by approximately $5 million, at current levels of usage.

ITEM 8. Financial Statements and Supplementary Data

Our financial statements required by this item are contained on pages F-1 through F-40 of this Annual Report on Form 10-K. See Item 15(a)(1) for a listing of financial statements provided.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

Disclosure Controls and Procedures

As required by Exchange Act Rule 13a-15(b), our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e), as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management's annual report on internal control over financial reporting and the report of independent registered public accounting firm are incorporated by reference to pages F-2 and F-3 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

In connection with the evaluation required by Exchange Act Rule 13a-15(d), our management, including our Chief Executive Officer and Chief Financial Officer, concluded that no changes in our internal control over financial reporting occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. Other Information

None.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance

Information required by this Item 10 regarding our executive officers is included in Item 1C of this Annual Report on Form 10-K. We will provide other information that is responsive to this Item 10 in our definitive proxy statement or in an amendment to this Annual Report not later than 120 days after the end of the fiscal year covered by this Annual Report. That information is incorporated in this Item 10 by reference.

ITEM 11. Executive Compensation

We will provide information that is responsive to this Item 11 in our definitive proxy statement or in an amendment to this Annual Report on Form 10-K not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K. That information is incorporated in this Item 11 by reference.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

We will provide information that is responsive to this Item 12 in our definitive proxy statement or in an amendment to this Annual Report on Form 10-K not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K. That information is incorporated in this Item 12 by reference.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

We will provide information that is responsive to this Item 13 in our definitive proxy statement or in an amendment to this Annual Report on Form 10-K not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K. That information is incorporated in this Item 13 by reference.

ITEM 14. Principal Accounting Fees and Services

We will provide information that is responsive to this Item 14 in our definitive proxy statement or in an amendment to this Annual Report on Form 10-K not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K. That information is incorporated in this Item 14 by reference.

PART IV

ITEM 15. Exhibits and Financial Statement Schedules

(a)(1)-(2) Financial Statements and Schedules

The financial statements and schedules listed in the accompanying Index to Consolidated Financial Statements on page F-1 are filed as part of this Report.

(a)(3) Exhibits

See "Index to Exhibits" beginning on page E-1, which is incorporated by reference herein. The Index to Exhibits lists all exhibits filed with this Report and identifies which of those exhibits are management contracts and compensation plans.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, on the 15th day of February, 2011.

HANESBRANDS INC.
/s/ Richard A. Noll

Richard A. Noll
Chief Executive Officer

POWER OF ATTORNEY

KNOW BY ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, Richard A. Noll, E. Lee Wyatt Jr. and Joia M. Johnson, and each one of them, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Capacity	Date
/s/ Richard A. Noll Richard A. Noll	Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)	February 15, 2011
/s/ E. Lee Wyatt Jr. E. Lee Wyatt Jr.	Chief Financial Officer (principal financial officer)	February 15, 2011
/s/ Dale W. Boyles Dale W. Boyles	Chief Accounting Officer and Controller (principal accounting officer)	February 15, 2011
/s/ Lee A. Chaden Lee A. Chaden	Director	February 15, 2011
/s/ Bobby J. Griffin Bobby J. Griffin	Director	February 15, 2011
/s/ James C. Johnson James C. Johnson	Director	February 15, 2011
/s/ Jessica T. Mathews Jessica T. Mathews	Director	February 15, 2011
/s/ J. Patrick Mulcahy J. Patrick Mulcahy	Director	February 15, 2011
/s/ Ronald L. Nelson Ronald L. Nelson	Director	February 15, 2011
/s/ Andrew J. Schindler Andrew J. Schindler	Director	February 15, 2011
/s/ Ann E. Ziegler Ann E. Ziegler	Director	February 15, 2011

INDEX TO EXHIBITS

References in this Index to Exhibits to the "Registrant" are to Hanesbrands Inc. The Registrant will furnish you, without charge, a copy of any exhibit, upon written request. Written requests to obtain any exhibit should be sent to Corporate Secretary, Hanesbrands Inc., 1000 East Hanes Mill Road, Winston-Salem, North Carolina 27105.

Exhibit Number	Description
3.1	Articles of Amendment and Restatement of Hanesbrands Inc. (incorporated by reference from Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 5, 2006).
3.2	Articles Supplementary (Junior Participating Preferred Stock, Series A) (incorporated by reference from Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 5, 2006).
3.3	Amended and Restated Bylaws of Hanesbrands Inc. (incorporated by reference from Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 15, 2008).
3.4	Certificate of Formation of BA International, L.L.C. (incorporated by reference from Exhibit 3.4 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.5	Limited Liability Company Agreement of BA International, L.L.C. (incorporated by reference from Exhibit 3.5 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.6	Certificate of Incorporation of Caribesock, Inc., together with Certificate of Change of Location of Registered Office and Registered Agent (incorporated by reference from Exhibit 3.6 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.7	Bylaws of Caribesock, Inc. (incorporated by reference from Exhibit 3.7 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.8	Certificate of Incorporation of Caribetex, Inc., together with Certificate of Change of Location of Registered Office and Registered Agent (incorporated by reference from Exhibit 3.8 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.9	Bylaws of Caribetex, Inc. (incorporated by reference from Exhibit 3.9 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.10	Certificate of Formation of CASA International, LLC (incorporated by reference from Exhibit 3.10 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.11	Limited Liability Company Agreement of CASA International, LLC (incorporated by reference from Exhibit 3.11 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.12	Amended and Restated Certificate of Incorporation of CC Products, Inc. (incorporated by reference from Exhibit 3.50 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-171114) filed with the Securities and Exchange Commission on December 10, 2010).
3.13	Amended and Restated Bylaws of CC Products, Inc. (incorporated by reference from Exhibit 3.51 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-171114) filed with the Securities and Exchange Commission on December 10, 2010).
3.14	Certificate of Incorporation of Ceibena Del, Inc., together with Certificate of Change of Location of Registered Office and Registered Agent (incorporated by reference from Exhibit 3.12 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.15	Bylaws of Ceibena Del, Inc. (incorporated by reference from Exhibit 3.13 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.16	Articles of Incorporation of Event 1, Inc. (incorporated by reference from Exhibit 3.52 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-171114) filed with the Securities and Exchange Commission on December 10, 2010).
3.17	Amended and Restated Bylaws of Event 1, Inc. (incorporated by reference from Exhibit 3.53 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-171114) filed with the Securities and Exchange Commission on December 10, 2010).
3.18	Amended and Restated Certificate of Incorporation of GearCo, Inc. (incorporated by reference from Exhibit 3.44 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-171114) filed with the Securities and Exchange Commission on December 10, 2010).
3.19	Amended and Restated Bylaws of GearCo, Inc. (incorporated by reference from Exhibit 3.45 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-171114) filed with the Securities and Exchange Commission on December 10, 2010).
3.20	Third Amended and Restated Certificate of Incorporation of GFSI Holdings, Inc. (incorporated by reference from Exhibit 3.46 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-171114) filed with the Securities and Exchange Commission on December 10, 2010).
3.21	Amended and Restated Bylaws of GFSI Holdings, Inc. (incorporated by reference from Exhibit 3.47 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-171114) filed with the Securities and Exchange Commission on December 10, 2010).
3.22	Amended and Restated Certificate of Incorporation of GFSI, Inc. (incorporated by reference from Exhibit 3.48 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-171114) filed with the Securities and Exchange Commission on December 10, 2010).
3.23	Amended and Restated Bylaws of GFSI, Inc. (incorporated by reference from Exhibit 3.49 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-171114) filed with the Securities and Exchange Commission on December 10, 2010).
3.24	Certificate of Formation of Hanes Menswear, LLC, together with Certificate of Conversion from a Corporation to a Limited Liability Company Pursuant to Section 18-214 of the Limited Liability Company Act and Certificate of Change of Location of Registered Office and Registered Agent (incorporated by reference from Exhibit 3.14 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.25	Limited Liability Company Agreement of Hanes Menswear, LLC (incorporated by reference from Exhibit 3.15 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).

Exhibit Number	Description
3.26	Certificate of Incorporation of HPR, Inc., together with Certificate of Merger of Hanes Puerto Rico, Inc. into HPR, Inc. (now known as Hanes Puerto Rico, Inc.) (incorporated by reference from Exhibit 3.16 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.27	Bylaws of Hanes Puerto Rico, Inc. (incorporated by reference from Exhibit 3.17 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.28	Articles of Organization of Sara Lee Direct, LLC, together with Articles of Amendment reflecting the change of the entity's name to Hanesbrands Direct, LLC (incorporated by reference from Exhibit 3.18 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.29	Limited Liability Company Agreement of Sara Lee Direct, LLC (now known as Hanesbrands Direct, LLC) (incorporated by reference from Exhibit 3.19 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.30	Certificate of Incorporation of Sara Lee Distribution, Inc., together with Certificate of Amendment of Certificate of Incorporation of Sara Lee Distribution, Inc. reflecting the change of the entity's name to Hanesbrands Distribution, Inc. (incorporated by reference from Exhibit 3.20 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.31	Bylaws of Sara Lee Distribution, Inc. (now known as Hanesbrands Distribution, Inc.)(incorporated by reference from Exhibit 3.21 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.32	Certificate of Formation of HBI Branded Apparel Enterprises, LLC (incorporated by reference from Exhibit 3.22 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.33	Operating Agreement of HBI Branded Apparel Enterprises, LLC (incorporated by reference from Exhibit 3.23 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.34	Certificate of Incorporation of HBI Branded Apparel Limited, Inc. (incorporated by reference from Exhibit 3.24 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.35	Bylaws of HBI Branded Apparel Limited, Inc. (incorporated by reference from Exhibit 3.25 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.36	Certificate of Formation of Hbl International, LLC (incorporated by reference from Exhibit 3.26 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.37	Limited Liability Company Agreement of Hbl International, LLC (incorporated by reference from Exhibit 3.27 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.38	Certificate of Formation of SL Sourcing, LLC, together with Certificate of Amendment to the Certificate of Formation of SL Sourcing, LLC reflecting the change of the entity's name to HBI Sourcing, LLC (incorporated by reference from Exhibit 3.28 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.39	Limited Liability Company Agreement of SL Sourcing, LLC (now known as HBI Sourcing, LLC) (incorporated by reference from Exhibit 3.29 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.40	Certificate of Formation of Inner Self LLC (incorporated by reference from Exhibit 3.30 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.41	Limited Liability Company Agreement of Inner Self LLC (incorporated by reference from Exhibit 3.31 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.42	Certificate of Formation of Jasper-Costa Rica, L.L.C. (incorporated by reference from Exhibit 3.32 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.43	Amended and Restated Limited Liability Company Agreement of Jasper-Costa Rica, L.L.C. (incorporated by reference from Exhibit 3.33 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.44	Certificate of Formation of Playtex Dorado, LLC, together with Certificate of Conversion from a Corporation to a Limited Liability Company Pursuant to Section 18-214 of the Limited Liability Company Act (incorporated by reference from Exhibit 3.36 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.45	Amended and Restated Limited Liability Company Agreement of Playtex Dorado, LLC (incorporated by reference from Exhibit 3.37 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.46	Certificate of Incorporation of Playtex Industries, Inc. (incorporated by reference from Exhibit 3.38 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.47	Bylaws of Playtex Industries, Inc. (incorporated by reference from Exhibit 3.39 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.48	Certificate of Formation of Seamless Textiles, LLC, together with Certificate of Conversion from a Corporation to a Limited Liability Company Pursuant to Section 18-214 of the Limited Liability Company Act (incorporated by reference from Exhibit 3.40 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.49	Limited Liability Company Agreement of Seamless Textiles, LLC (incorporated by reference from Exhibit 3.41 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.50	Certificate of Incorporation of UPCR, Inc., together with Certificate of Change of Location of Registered Office and Registered Agent (incorporated by reference from Exhibit 3.42 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.51	Bylaws of UPCR, Inc. (incorporated by reference from Exhibit 3.43 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).

Exhibit Number	Description
3.52	Certificate of Incorporation of UPEL, Inc., together with Certificate of Change of Location of Registered Office and Registered Agent (incorporated by reference from Exhibit 3.44 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
3.53	Bylaws of UPEL, Inc. (incorporated by reference from Exhibit 3.45 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-142371) filed with the Securities and Exchange Commission on April 26, 2007).
4.1	Rights Agreement between Hanesbrands Inc. and Computershare Trust Company, N.A., Rights Agent. (incorporated by reference from Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 5, 2006).
4.2	Form of Rights Certificate (incorporated by reference from Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 5, 2006).
4.3	Placement Agreement dated December 11, 2006 among the Registrant, certain subsidiaries of the Registrant and Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference from Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 15, 2006).
4.4	Indenture dated as of December 14, 2006 (the "2006 Indenture"), among the Registrant, certain subsidiaries of the Registrant and Branch Banking and Trust Company (incorporated by reference from Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2006).
4.5	First Supplemental Indenture (to the 2006 Indenture) dated August 13, 2010 among the Registrant, certain subsidiaries of the Registrant and Branch Banking and Trust Company (incorporated by reference from Exhibit 10.50 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-171114) filed with the Securities and Exchange Commission on December 10, 2010).
4.6	Second Supplemental Indenture (to the 2006 Indenture) dated November 1, 2010 among the Registrant, certain subsidiaries of the Registrant and Branch Banking and Trust Company (incorporated by reference from Exhibit 4.5 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 10, 2010).
4.7	Registration Rights Agreement dated as of December 14, 2006 among the Registrant, certain subsidiaries of the Registrant, and Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, ABN AMRO Incorporated, Barclays Capital Inc., Citigroup Global Markets Inc., and HSBC Securities (USA) Inc. (incorporated by reference from Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2006).
4.8	Indenture, dated as of August 1, 2008 (the "2008 Indenture") among the Registrant, certain subsidiaries of the Registrant, and Branch Banking and Trust Company (incorporated by reference from Exhibit 4.3 to the Registrant's Registration Statement on Form S-3 (Commission file number 333-152733) filed with the Securities and Exchange Commission on August 1, 2008).
4.9	Underwriting Agreement dated December 3, 2009 between the Registrant, certain subsidiaries of the Registrant and J.P. Morgan Securities Inc. (incorporated by reference from Exhibit 1.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 11, 2009).
4.10	First Supplemental Indenture (to the 2008 Indenture) dated December 10, 2009 among the Registrant, certain subsidiaries of the Registrant and Branch Banking and Trust Company (incorporated by reference from Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 11, 2009).
4.11	Second Supplemental Indenture (to the 2008 Indenture) dated August 13, 2010 among the Registrant, certain subsidiaries of the Registrant and Branch Banking and Trust Company (incorporated by reference from Exhibit 10.49 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-171114) filed with the Securities and Exchange Commission on December 10, 2010).
4.12	Third Supplemental Indenture (to the 2008 Indenture) dated November 1, 2010 among the Registrant, certain subsidiaries of the Registrant and Branch Banking and Trust Company (incorporated by reference from Exhibit 4.4 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 10, 2010).
4.13	Purchase Agreement dated November 4, 2010 among the Registrant, certain subsidiaries of the Registrant and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC and Goldman, Sachs & Co. (incorporated by reference from Exhibit 1.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 10, 2010).
4.14	Fourth Supplemental Indenture (to the 2008 Indenture) dated November 9, 2010 among the Registrant, certain subsidiaries of the Registrant and Branch Banking and Trust Company (incorporated by reference from Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 10, 2010).
4.15	Registration Rights Agreement dated November 9, 2010 among the Registrant, certain subsidiaries of the Registrant and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC and Goldman, Sachs & Co. (incorporated by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 10, 2010).
10.1	Hanesbrands Inc. Omnibus Incentive Plan of 2006, as amended (incorporated by reference from Exhibit 10.1 to the Registrant's Registration Statement on Form S-4 (Commission file number 333-171114) filed with the Securities and Exchange Commission on December 10, 2010).*
10.2	Form of Stock Option Grant Notice and Agreement under the Hanesbrands Inc. Omnibus Incentive Plan of 2006 (incorporated by reference from Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 5, 2006).*
10.3	Form of Restricted Stock Unit Grant Notice and Agreement under the Hanesbrands Inc. Omnibus Incentive Plan of 2006 (incorporated by reference from Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 5, 2006).*
10.4	Form of Performance Cash Award Grant Notice and Agreement under the Hanesbrands Inc. Omnibus Incentive Plan of 2006 (incorporated by reference from Exhibit 10.4 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 9, 2010).*
10.5	Form of Performance Stock and Cash Award — Stock Component Grant Notice and Agreement under the Hanesbrands Inc. Omnibus Incentive Plan of 2006 (incorporated by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 10, 2010).*

Exhibit Number	Description
10.6	Form of Non-Employee Director Restricted Stock Unit Grant Notice and Agreement under the Hanesbrands Inc. Omnibus Incentive Plan of 2006 (incorporated by reference from Exhibit 10.4 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 11, 2009). *
10.7	Form of Non-Employee Director Stock Option Grant Notice and Agreement under the Hanesbrands Inc. Omnibus Incentive Plan of 2006 (incorporated by reference from Exhibit 10.5 to the Registrant's Transition Report on Form 10-K filed with the Securities and Exchange Commission on February 22, 2007).*
10.8	Hanesbrands Inc. Retirement Savings Plan, as amended.*
10.9	Hanesbrands Inc. Supplemental Employee Retirement Plan (incorporated by reference from Exhibit 10.8 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 9, 2010).*
10.10	Hanesbrands Inc. Performance-Based Annual Incentive Plan (incorporated by reference from Exhibit 10.7 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 5, 2006).*
10.11	Hanesbrands Inc. Executive Deferred Compensation Plan (incorporated by reference from Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2008).*
10.12	Hanesbrands Inc. Executive Life Insurance Plan (incorporated by reference from Exhibit 10.10 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 11, 2009).*
10.13	Hanesbrands Inc. Executive Long-Term Disability Plan. (incorporated by reference from Exhibit 10.11 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 11, 2009).*
10.14	Hanesbrands Inc. Employee Stock Purchase Plan of 2006, as amended (incorporated by reference from Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 29, 2010).*
10.15	Hanesbrands Inc. Non-Employee Director Deferred Compensation Plan (incorporated by reference from Exhibit 10.13 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 11, 2009).*
10.16	Severance/Change in Control Agreement dated December 18, 2008 between the Registrant and Richard A. Noll. (incorporated by reference from Exhibit 10.14 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 11, 2009).*
10.17	Severance/Change in Control Agreement dated December 18, 2008 between the Registrant and Gerald W. Evans Jr. (incorporated by reference from Exhibit 10.15 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 11, 2009).*
10.18	Severance/Change in Control Agreement dated December 18, 2008 between the Registrant and E. Lee Wyatt Jr. (incorporated by reference from Exhibit 10.16 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 11, 2009).*
10.19	Severance/Change in Control Agreement dated December 10, 2008 between the Registrant and Kevin W. Oliver (incorporated by reference from Exhibit 10.17 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 11, 2009).*
10.20	Severance/Change in Control Agreement dated December 17, 2008 between the Registrant and Joia M. Johnson (incorporated by reference from Exhibit 10.18 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 11, 2009).*
10.21	Severance/Change in Control Agreement dated December 18, 2008 between the Registrant and William J. Nictakis (incorporated by reference from Exhibit 10.19 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 11, 2009).*
10.22	Master Separation Agreement dated August 31, 2006 between the Registrant and Sara Lee Corporation (incorporated by reference from Exhibit 10.21 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 28, 2006).
10.23	Tax Sharing Agreement dated August 31, 2006 between the Registrant and Sara Lee Corporation (incorporated by reference from Exhibit 10.22 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 28, 2006).
10.24	Employee Matters Agreement dated August 31, 2006 between the Registrant and Sara Lee Corporation (incorporated by reference from Exhibit 10.23 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 28, 2006).
10.25	Master Transition Services Agreement dated August 31, 2006 between the Registrant and Sara Lee Corporation (incorporated by reference from Exhibit 10.24 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 28, 2006).
10.26	Real Estate Matters Agreement dated August 31, 2006 between the Registrant and Sara Lee Corporation (incorporated by reference from Exhibit 10.25 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 28, 2006).
10.27	Indemnification and Insurance Matters Agreement dated August 31, 2006 between the Registrant and Sara Lee Corporation (incorporated by reference from Exhibit 10.26 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 28, 2006).
10.28	Intellectual Property Matters Agreement dated August 31, 2006 between the Registrant and Sara Lee Corporation (incorporated by reference from Exhibit 10.27 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 28, 2006).
10.29	First Lien Credit Agreement dated September 5, 2006 (the "2006 Senior Secured Credit Facility") among the Registrant the various financial institutions and other persons from time to time party thereto, HSBC Bank USA, National Association, LaSalle Bank National Association, Barclays Bank PLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley Senior Funding, Inc., Citicorp USA, Inc. and Citibank, N.A. (incorporated by reference from Exhibit 10.28 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 28, 2006).†
10.30	First Amendment dated February 22, 2007 to the 2006 Senior Secured Credit Facility (incorporated by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 28, 2007).
10.31	Second Amendment dated August 21, 2008 to the 2006 Senior Secured Credit Facility (incorporated by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 27, 2008).

Exhibit Number	Description
10.32	Third Amendment dated March 10, 2009 to the 2006 Senior Secured Credit Facility (incorporated by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 16, 2009).
10.33	Amended and Restated Credit Agreement dated as of September 5, 2006, as amended and restated as of December 10, 2009, among the Registrant, the various financial institutions and other Persons from time to time party to this Agreement, Barclays Bank PLC and Goldman Sachs Credit Partners L.P., as the co-documentation agents, Bank of America, N.A. and HSBC Securities (USA) Inc., as the co-syndication agents, JPMorgan Chase Bank, N.A., as the administrative agent and the collateral agent, and J.P. Morgan Securities Inc., Banc of America Securities LLC, HSBC Securities (USA) Inc. and Barclays Capital, the investment banking division of Barclays Bank PLC, as the joint lead arrangers and joint bookrunners (incorporated by reference from Exhibit 10.32 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 9, 2010).
10.34	Second Lien Credit Agreement dated September 5, 2006 (the "Second Lien Credit Agreement") among HBI Branded Apparel Limited, Inc., the Registrant, the various financial institutions and other persons from time to time party thereto, HSBC Bank USA, National Association, LaSalle Bank National Association, Barclays Bank PLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley Senior Funding, Inc., Citicorp USA, Inc. and Citibank, N.A. (incorporated by reference from Exhibit 10.29 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 28, 2006).†
10.35	First Amendment dated August 21, 2008 to the Second Lien Credit Agreement (incorporated by reference from Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 27, 2008).
10.36	Receivables Purchase Agreement dated as of November 27, 2007 (the "Accounts Receivable Securitization Facility") among HBI Receivables LLC and the Registrant, JPMorgan Chase Bank, N.A., HSBC Bank USA, National Association, Falcon Asset Securitization Company LLC, Bryant Park Funding LLC, and HSBC Securities (USA) Inc. (incorporated by reference from Exhibit 10.34 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 19, 2008).†
10.37	Amendment No. 1 dated as of March 16, 2009 to the Accounts Receivables Securitization Facility (incorporated by reference from Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 16, 2009).†
10.38	Amendment No. 2 dated as of April 13, 2009 to the Accounts Receivables Securitization Facility (incorporated by reference from Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2009).†
10.39	Amendment No. 3 dated as of August 17, 2009 to the Accounts Receivables Securitization Facility (incorporated by reference from Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2009).
10.40	Amendment No. 4 dated as of December 10, 2009 to the Accounts Receivables Securitization Facility (incorporated by reference from Exhibit 10.39 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 9, 2010).
10.41	Amendment No. 5 dated as of December 21, 2009 to the Accounts Receivables Securitization Facility (incorporated by reference from Exhibit 10.40 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 9, 2010).†
10.42	Amendment No. 6 dated as of December 18, 2010 to the Accounts Receivables Securitization Facility.
10.43	Amendment No. 7 dated as of January 31, 2011 to the Accounts Receivables Securitization Facility.†
12.1	Ratio of Earnings to Fixed Charges.
21.1	Subsidiaries of the Registrant.
23.1	Consent of PricewaterhouseCoopers LLP.
24.1	Powers of Attorney (included on the signature pages hereto).
31.1	Certification of Richard A. Noll, Chief Executive Officer.
31.2	Certification of E. Lee Wyatt Jr., Chief Financial Officer.
32.1	Section 1350 Certification of Richard A. Noll, Chief Executive Officer.
32.2	Section 1350 Certification of E. Lee Wyatt Jr., Chief Financial Officer.
101	.INS XBRL Instance Document**
101	.SCH XBRL Taxonomy Extension Schema Document**
101	.CAL XBRL Taxonomy Extension Calculation Linkbase Document**
101	.LAB XBRL Taxonomy Extension Labels Linkbase Document**
101	.PRE XBRL Taxonomy Extension Presentation Linkbase Document**
101	.DEF XBRL Taxonomy Extension Definition Linkbase Document**

* Agreement relates to executive compensation.

** Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

† Portions of this exhibit were redacted pursuant to a confidential treatment request filed with the Secretary of the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
HANESBRANDS INC.

Consolidated Financial Statements	**Page**

Management's Report on Internal Control Over Financial Reporting

Management of Hanesbrands Inc. ("Hanesbrands") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a–15(f) under the Securities and Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Hanesbrands' system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Hanesbrands; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of Hanesbrands are being made only in accordance with authorizations of management and directors of Hanesbrands; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Hanesbrands' assets that could have a material effect on the financial statements.

Management has evaluated the effectiveness of Hanesbrands' internal control over financial reporting as of January 1, 2011, based upon criteria for effective internal control over financial reporting described in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our evaluation, management determined that Hanesbrands' internal control over financial reporting was effective as of January 1, 2011.

The effectiveness of our internal control over financial reporting as of January 1, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included in Part II, Item 8 of this Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Hanesbrands Inc.

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Hanesbrands Inc. (the "Company") at January 1, 2011 and January 2, 2010, and the results of its operations and its cash flows for each of the three years in the period ended January 1, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 1, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Greensboro, North Carolina
February 15, 2011

Consolidated Statements of Income

(in thousands, except per share amounts)	Years Ended		
	January 1, 2011	January 2, 2010	January 3, 2009
Net sales	$ 4,326,713	$ 3,891,275	$ 4,248,770
Cost of sales	2,911,944	2,626,001	2,871,420
Gross profit	1,414,769	1,265,274	1,377,350
Selling, general and administrative expenses	1,010,581	940,530	1,009,607
Restructuring	—	53,888	50,263
Operating profit	404,188	270,856	317,480
Other expense (income)	20,221	49,301	(634)
Interest expense, net	150,236	163,279	155,077
Income before income tax expense	233,731	58,276	163,037
Income tax expense	22,438	6,993	35,868
Net income	$ 211,293	$ 51,283	$ 127,169
Earnings per share:			
Basic	$ 2.19	$ 0.54	$ 1.35
Diluted	$ 2.16	$ 0.54	$ 1.34
Weighted average shares outstanding:			
Basic	96,500	95,158	94,171
Diluted	97,774	95,668	95,164

See accompanying notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)	January 1, 2011	January 2, 2010
ASSETS		
Cash and cash equivalents	$ 43,671	$ 38,943
Trade accounts receivable less allowances of $19,192 at January 1, 2011 and $25,776 at January 2, 2010	503,243	450,541
Inventories	1,322,719	1,049,204
Deferred tax assets	149,431	139,836
Other current assets	128,607	144,033
Total current assets	2,147,671	1,822,557
Property, net	631,254	602,826
Trademarks and other identifiable intangibles, net	178,622	136,214
Goodwill	430,144	322,002
Deferred tax assets	319,798	357,103
Other noncurrent assets	82,513	85,862
Total assets	$ 3,790,002	$ 3,326,564
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 412,369	$ 351,971
Accrued liabilities and other:		
Payroll and employee benefits	89,303	76,315
Advertising and promotion	87,384	85,069
Restructuring	6,036	18,244
Other	93,580	116,007
Notes payable	50,678	66,681
Current portion of debt	90,000	164,688
Total current liabilities	829,350	878,975
Long-term debt	1,990,735	1,727,547
Pension and postretirement benefits	301,889	290,030
Other noncurrent liabilities	105,354	95,293
Total liabilities	3,227,328	2,991,845
Stockholders' equity:		
Preferred stock (50,000,000 authorized shares; $.01 par value) Issued and outstanding — None	—	—
Common stock (500,000,000 authorized shares; $.01 par value) Issued and outstanding — 96,207,025 at January 1, 2011 and 95,396,967 at January 2, 2010	962	954
Additional paid-in capital	294,829	287,955
Retained earnings	480,098	268,805
Accumulated other comprehensive loss	(213,215)	(222,995)
Total stockholders' equity	562,674	334,719
Total liabilities and stockholders' equity	$ 3,790,002	$ 3,326,564

See accompanying notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)

Years ended January 1, 2011, January 2, 2010 and January 3, 2009

(in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balances at December 29, 2007	**95,232**	**$ 954**	**$ 199,019**	**$ 117,849**	**$ (28,918)**	**$ 288,904**
Net income	—	—	—	127,169	—	127,169
Translation adjustments	—	—	—	—	(29,463)	(29,463)
Net unrealized loss on qualifying cash flow hedges, net of tax of $24,683	—	—	—	—	(38,818)	(38,818)
Net unrecognized loss from pension and postretirement plans, net of tax of $117,012	—	—	—	—	(184,270)	(184,270)
Comprehensive loss						(125,382)
Stock-based compensation	—	—	31,002	—	—	31,002
Exercise of stock options, vesting of restricted stock units and other	456	2	10,076	—	—	10,078
Stock repurchases	(1,224)	(12)	(2,767)	(27,496)	—	(30,275)
Net transactions related to spin off	(944)	(9)	10,837	—	—	10,828
Balances at January 3, 2009	**93,520**	**$ 935**	**$ 248,167**	**$ 217,522**	**$ (281,469)**	**$ 185,155**
Net income	—	—	—	51,283	—	51,283
Translation adjustments	—	—	—	—	18,966	18,966
Net unrealized gain on qualifying cash flow hedges, net of tax of $17,639	—	—	—	—	28,580	28,580
Net unrecognized gain from pension and postretirement plans, net of tax of $1,835	—	—	—	—	10,928	10,928
Comprehensive income						109,757
Stock-based compensation	—	—	37,391	—	—	37,391
Exercise of stock options, vesting of restricted stock units and other	1,877	19	2,397	—	—	2,416
Balances at January 2, 2010	**95,397**	**$ 954**	**$ 287,955**	**$ 268,805**	**$ (222,995)**	**$ 334,719**
Net income	—	—	—	211,293	—	211,293
Translation adjustments	—	—	—	—	3,661	3,661
Net unrealized gain on qualifying cash flow hedges, net of tax of $6,773	—	—	—	—	10,189	10,189
Net unrecognized loss from pension and postretirement plans, net of tax of $2,608	—	—	—	—	(4,070)	(4,070)
Comprehensive income						221,073
Stock-based compensation	—	—	19,226	—	—	19,226
Exercise of stock options, vesting of restricted stock units and other	810	8	3,317	—	—	3,325
Net transactions related to spin off	—	—	(15,669)	—	—	(15,669)
Balances at January 1, 2011	**96,207**	**$ 962**	**$ 294,829**	**$ 480,098**	**$ (213,215)**	**$ 562,674**

See accompanying notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(in thousands)	Years Ended January 1, 2011	Years Ended January 2, 2010	Years Ended January 3, 2009
Operating activities:			
Net income	$ 211,293	$ 51,283	$ 127,169
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	74,103	84,312	103,126
Amortization of intangibles	12,509	12,443	12,019
Restructuring	—	8,207	5,133
Write-off on early extinguishment of debt	16,526	2,423	1,332
Gain on repurchase of Floating Rate Senior Notes	—	(157)	(1,966)
Charges incurred for amendments of credit facilities	—	20,634	—
Interest rate hedge termination	—	26,029	—
Amortization of debt issuance costs	12,739	10,967	6,032
Amortization of loss on interest rate hedge	17,774	—	—
Stock compensation expense	19,534	37,697	31,449
Deferred taxes	15,794	(9,152)	(1,445)
Other	(3,432)	(10,252)	(1,616)
Changes in assets and liabilities:			
Accounts receivable	(329)	(39,805)	163,687
Inventories	(231,845)	248,820	(182,971)
Other assets	11,597	22,210	(49,256)
Accounts payable	29,934	3,522	34,046
Accrued liabilities and other	(53,143)	(54,677)	(69,342)
Net cash provided by operating activities	133,054	414,504	177,397
Investing activities:			
Purchases of property, plant and equipment	(106,240)	(126,825)	(186,957)
Acquisitions of businesses, net of cash acquired	(222,878)	—	(14,655)
Proceeds from sales of assets	45,642	37,965	25,008
Other	(519)	16	(644)
Net cash used in investing activities	(283,995)	(88,844)	(177,248)
Financing activities:			
Borrowings on notes payable	1,394,782	1,628,764	602,627
Repayments on notes payable	(1,411,295)	(1,624,139)	(560,066)
Payments to amend and refinance credit facilities	(23,833)	(74,976)	(69)
Borrowings on revolving loan facility	2,228,500	2,034,026	791,000
Repayments on revolving loan facility	(2,280,000)	(1,982,526)	(791,000)
Incurrence of debt under the 2009 Senior Secured Credit Facility	—	750,000	—
Repayments of debt under 2009 Senior Secured Credit Facility	(750,000)	—	—
Repayments of debt under 2006 Senior Secured Credit Facility	—	(1,440,250)	(125,000)
Issuance of 6.375% Senior Notes	1,000,000	—	—
Issuance of 8% Senior Notes	—	500,000	—
Repurchase of Floating Rate Senior Notes	—	(2,788)	(4,354)
Borrowings on Accounts Receivable Securitization Facility	207,290	183,451	20,944
Repayments on Accounts Receivable Securitization Facility	(217,290)	(326,068)	(28,327)
Proceeds from stock options exercised	5,938	1,179	2,191
Stock repurchases	—	—	(30,275)
Transaction with Sara Lee Corporation	—	—	18,000
Other	1,593	(847)	(409)
Net cash provided by (used in) financing activities	155,685	(354,174)	(104,738)
Effect of changes in foreign exchange rates on cash	(16)	115	(2,305)
Increase (decrease) in cash and cash equivalents	4,728	(28,399)	(106,894)
Cash and cash equivalents at beginning of year	38,943	67,342	174,236
Cash and cash equivalents at end of year	$ 43,671	$ 38,943	$ 67,342

See accompanying notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Years ended January 1, 2011, January 2, 2010 and January 3, 2009 (amounts in thousands, except per share data)

(1) Background

Hanesbrands Inc., a Maryland corporation (the "Company"), is a consumer goods company with a portfolio of leading apparel brands, including *Hanes, Champion, Playtex, Bali, L'eggs, Just My Size, barely there, Wonderbra, Stedman, Outer Banks, Zorba, Rinbros, Duofold* and *Gear for Sports*. The Company designs, manufactures, sources and sells a broad range of basic apparel such as T-shirts, bras, panties, men's underwear, kids' underwear, casualwear, activewear, socks and hosiery.

The Company's fiscal year ends on the Saturday closest to December 31. All references to "2010", "2009" and "2008" relate to the 52 week fiscal years ended on January 1, 2011 and January 2, 2010, and the 53 week fiscal year ended on January 3, 2009, respectively.

(2) Summary of Significant Accounting Policies

(a) Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

(b) Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, certain financial statement disclosures at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may vary from these estimates.

(c) Foreign Currency Translation

Foreign currency-denominated assets and liabilities are translated into U.S. dollars at exchange rates existing at the respective balance sheet dates. Translation adjustments resulting from fluctuations in exchange rates are recorded as a separate component of accumulated other comprehensive loss within stockholders' equity. The Company translates the results of operations of its foreign operations at the average exchange rates during the respective periods. Gains and losses resulting from foreign currency transactions are included in the "Selling, general and administrative expenses" line of the Consolidated Statements of Income.

(d) Sales Recognition and Incentives

The Company recognizes revenue when (i) there is persuasive evidence of an arrangement, (ii) the sales price is fixed or determinable, (iii) title and the risks of ownership have been transferred to the customer and (iv) collection of the receivable is reasonably assured, which occurs primarily upon shipment. The Company records a sales reduction for returns and allowances based upon historical return experience. The Company earns royalty revenues through license agreements with manufacturers of other consumer products that incorporate certain of the Company's brands. The Company accrues revenue earned under these contracts based upon reported sales from the licensee. The Company offers a variety of sales incentives to resellers and consumers of its products, and the policies regarding the recognition and display of these incentives within the Consolidated Statements of Income are as follows:

Discounts, Coupons, and Rebates

The Company recognizes the cost of these incentives at the later of the date at which the related sale is recognized or the date at which the incentive is offered. The cost of these incentives is estimated using a number of factors, including historical utilization and redemption rates. All cash incentives of this type are included in the determination of net sales. The Company includes incentives offered in the form of free products in the determination of cost of sales.

Volume-Based Incentives

These incentives typically involve rebates or refunds of cash that are redeemable only if the reseller completes a specified number of sales transactions. Under these incentive programs, the Company estimates the anticipated rebate to be paid and allocates a portion of the estimated cost of the rebate to each underlying sales transaction with the customer. The Company includes these amounts in the determination of net sales.

Cooperative Advertising

Under these arrangements, the Company agrees to reimburse the reseller for a portion of the costs incurred by the reseller to advertise and promote certain of the Company's products. The Company recognizes the cost of cooperative advertising programs in the period in which the advertising and promotional activity first takes place.

Fixtures and Racks

Store fixtures and racks are periodically used by resellers to display Company products. The Company expenses the cost of these fixtures and racks in the period in which they are delivered to the resellers. The Company includes the costs of fixtures and racks incurred by resellers and charged back to the Company in the determination of net sales. Fixtures and racks purchased by the Company and provided to resellers are included in selling, general and administrative expenses.

Notes to Consolidated Financial Statements (Continued)

Years ended January 1, 2011, January 2, 2010 and January 3, 2009 (amounts in thousands, except per share data)

(e) Advertising Expense

Advertising costs, which include the development and production of advertising materials and the communication of these materials through various forms of media, are expensed in the period the advertising first takes place. The Company recognized advertising expense in the "Selling, general and administrative expenses" caption in the Consolidated Statements of Income of $185,488, $166,467 and $187,034 in 2010, 2009, and 2008, respectively.

(f) Shipping and Handling Costs

Revenue received for shipping and handling costs is included in net sales and was $22,054, $22,434, and $24,244 in 2010, 2009 and 2008, respectively. Shipping costs, that comprise payments to third party shippers, and handling costs, which consist of warehousing costs in the Company's various distribution facilities, were $250,029, $222,169 and $238,340 in 2010, 2009 and 2008, respectively. The Company recognizes shipping, handling and distribution costs in the "Selling, general and administrative expenses" line of the Consolidated Statements of Income.

(g) Catalog Expenses

The Company incurs expenses for printing catalogs for products to aid in the Company's sales efforts. The Company initially records these expenses as a prepaid item and charges it against selling, general and administrative expenses over time as the catalog is used. Expenses are recognized at a rate that approximates historical experience with regard to the timing and amount of sales attributable to a catalog distribution.

(h) Research and Development

Research and development costs are expensed as incurred and are included in the "Selling, general and administrative expenses" line of the Consolidated Statements of Income. Research and development expense was $47,082, $46,305 and $46,460 in 2010, 2009 and 2008, respectively.

(i) Cash and Cash Equivalents

All highly liquid investments with a maturity of three months or less at the time of purchase are considered to be cash equivalents.

(j) Accounts Receivable Valuation

Accounts receivable are stated at their net realizable value. The allowance for doubtful accounts reflects the Company's best estimate of probable losses inherent in the accounts receivable portfolio determined on the basis of historical experience, aging of trade receivables, specific allowances for known troubled accounts and other currently available information.

(k) Inventory Valuation

Inventories are stated at the estimated lower of cost or market. Cost is determined by the first-in, first-out, or "FIFO," method for inventories. Obsolete, damaged, and excess inventory is carried at the net realizable value, which is determined by assessing historical recovery rates, current market conditions and future marketing and sales plans. Rebates, discounts and other cash consideration received from a vendor related to inventory purchases are reflected as reductions in the cost of the related inventory item, and are therefore reflected in cost of sales when the related inventory item is sold.

(l) Property

Property is stated at historical cost and depreciation expense is computed using the straight-line method over the estimated useful lives of the assets. Machinery and equipment is depreciated over periods ranging from three to 25 years and buildings and building improvements over periods of up to 40 years. A change in the depreciable life is treated as a change in accounting estimate and the accelerated depreciation is accounted for in the period of change and future periods. Additions and improvements that substantially extend the useful life of a particular asset and interest costs incurred during the construction period of major properties are capitalized. Repairs and maintenance costs are expensed as incurred. Upon sale or disposition of an asset, the cost and related accumulated depreciation are removed from the accounts.

Property is tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Such events include significant adverse changes in the business climate, several periods of operating or cash flow losses, forecasted continuing losses or a current expectation that an asset or an asset group will be disposed of before the end of its useful life. Recoverability of property is evaluated by a comparison of the carrying amount of an asset or asset group to future net undiscounted cash flows expected to be generated by the asset or asset group. If these comparisons indicate that an asset is not recoverable, the impairment loss recognized is the amount by which the carrying amount of the asset exceeds the estimated fair value. When an impairment loss is recognized for assets to be held and used, the adjusted carrying amount of those assets is depreciated over its remaining useful life. Restoration of a previously recognized impairment loss is not permitted under U.S. generally accepted accounting principles.

Notes to Consolidated Financial Statements (Continued)

Years ended January 1, 2011, January 2, 2010 and January 3, 2009 (amounts in thousands, except per share data)

(m) Trademarks and Other Identifiable Intangible Assets

The primary identifiable intangible assets of the Company are trademarks, license agreements, customer and distributor relationships and computer software all of which have finite lives that are subject to amortization. The estimated useful life of a finite-lived intangible asset is based upon a number of factors, including the effects of demand, competition, expected changes in distribution channels and the level of maintenance expenditures required to obtain future cash flows. Finite-lived trademarks are being amortized over periods ranging from nine to 30 years, license agreements are being amortized over periods ranging from six to 15 years, customer and distributor relationships are being amortized over periods ranging from three to 10 years and computer software is being amortized over periods ranging from three to seven years. Identifiable intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used in evaluating elements of property.

The Company capitalizes internal software development costs, which include the actual costs to purchase software from vendors and generally include personnel and related costs for employees who were directly associated with the enhancement and implementation of purchased computer software. Additions to computer software are included in purchases of property and equipment in the Consolidated Statements of Cash Flows.

(n) Goodwill

Goodwill is the amount by which the purchase price exceeds the fair value of the assets acquired and liabilities assumed in a business combination. When a business combination is completed, the assets acquired and liabilities assumed are assigned to the reporting unit or units of the Company given responsibility for managing, controlling and generating returns on these assets and liabilities. In many instances, all of the acquired assets and assumed liabilities are assigned to a single reporting unit and in these cases all of the goodwill is assigned to the same reporting unit. In those situations in which the acquired assets and liabilities are allocated to more than one reporting unit, the goodwill to be assigned to each reporting unit is determined in a manner similar to how the amount of goodwill recognized in a business combination is determined.

Goodwill is not amortized; however, it is assessed for impairment at least annually and as triggering events occur. The Company's annual measurement date is the first day of the third fiscal quarter. The first step involves comparing the fair value of a reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the process involves comparing the implied fair value to the carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to such excess.

In evaluating the recoverability of goodwill, it is necessary to estimate the fair values of the reporting units. In making this assessment, management relies on a number of factors to discount anticipated future cash flows including operating results, business plans and present value techniques. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of goodwill impairment.

(o) Stock-Based Compensation

The Company established the Hanesbrands Inc. Omnibus Incentive Plan of 2006, (the "Hanesbrands OIP") to award stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units, performance shares and cash to its employees, non-employee directors and employees of its subsidiaries to promote the interests of the Company and incent performance and retention of employees. The Company recognizes the cost of employee services received in exchange for awards of equity instruments based upon the grant date fair value of those awards.

(p) Income Taxes

Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. Given continuing losses in certain jurisdictions in which the Company operates on a separate return basis, a valuation allowance has been established for the deferred tax assets in these specific locations. The Company periodically estimates the probable tax obligations using historical experience in tax jurisdictions and informed judgment. There are inherent uncertainties related to the interpretation of tax regulations in the jurisdictions in which the Company transacts business. The judgments and estimates made at a point in time may change based on the outcome of tax audits, as well as changes to, or further interpretations of, regulations. Income tax expense is adjusted in the period in which these events occur, and these adjustments are included in the Company's Consolidated Statements of Income. If such changes take place, there is a risk that the Company's effective tax rate may increase or decrease in any period. A company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

Notes to Consolidated Financial Statements (Continued)

Years ended January 1, 2011, January 2, 2010 and January 3, 2009 (amounts in thousands, except per share data)

(q) Financial Instruments

The Company uses financial instruments, including forward exchange, option and swap contracts, to manage its exposures to movements in interest rates, foreign exchange rates and commodity prices. The use of these financial instruments modifies the exposure to these risks with the intent to reduce the risk or cost to the Company. The Company does not use derivatives for trading purposes and is not a party to leveraged derivative contracts.

The Company formally documents its hedge relationships, including identifying the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction. This process includes linking derivatives that are designated as hedges of specific assets, liabilities, firm commitments or forecasted transactions. The Company also formally assesses, both at inception and at least quarterly thereafter, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in either the fair value or cash flows of the hedged item. If it is determined that a derivative ceases to be a highly effective hedge, or if the anticipated transaction is no longer likely to occur, the Company discontinues hedge accounting, and any deferred gains or losses are recorded in the "Selling, general and administrative expenses" line of the Consolidated Statements of Income.

Derivatives are recorded in the Consolidated Balance Sheets at fair value in other assets and other liabilities. The fair value is based upon either market quotes for actively traded instruments or independent bids for nonexchange traded instruments.

On the date the derivative is entered into, the Company designates the type of derivative as a fair value hedge, cash flow hedge, net investment hedge or a mark to market hedge, and accounts for the derivative in accordance with its designation.

Mark to Market Hedge

A derivative used as a hedging instrument whose change in fair value is recognized to act as an economic hedge against changes in the values of the hedged item is designated a mark to market hedge. For derivatives designated as mark to market hedges, changes in fair value are reported in earnings in the "Selling, general and administrative expenses" line of the Consolidated Statements of Income. Forward exchange contracts are recorded as mark to market hedges when the hedged item is a recorded asset or liability that is revalued in each accounting period.

Cash Flow Hedge

A hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability is designated as a cash flow hedge. The effective portion of the change in the fair value of a derivative that is designated as a cash flow hedge is recorded in the "Accumulated other comprehensive loss" line of the Consolidated Balance Sheets. When the hedged item affects the income statement, the gain or loss included in accumulated other comprehensive income (loss) is reported on the same line in the Consolidated Statements of Income as the hedged item. In addition, both the fair value of changes excluded from the Company's effectiveness assessments and the ineffective portion of the changes in the fair value of derivatives used as cash flow hedges are reported in the "Selling, general and administrative expenses" line in the Consolidated Statements of Income.

(r) Recently Issued Accounting Pronouncements

Accounting for Transfers of Financial Assets

In June 2009, the Financial Accounting Standards Board ("FASB") issued new accounting rules for transfers of financial assets. The new rules require greater transparency and additional disclosures for transfers of financial assets and the entity's continuing involvement with them and changes the requirements for derecognizing financial assets. The new accounting rules were effective for financial asset transfers occurring in 2010. The adoption of these new rules had no impact on the financial condition, results of operations or cash flows of the Company.

Consolidation — Variable Interest Entities

In June 2009, the FASB issued new accounting rules related to the accounting and disclosure requirements for the consolidation of variable interest entities. The new accounting rules were effective for the Company in 2010. The adoption of these new rules had no material impact on the financial condition, results of operations or cash flows of the Company.

Fair Value Disclosures

In January 2010, the FASB issued new accounting rules related to the disclosure requirements for fair value measurements. The new accounting rules require new disclosures regarding significant transfers between Levels 1 and 2 of the fair value hierarchy and the activity within Level 3 of the fair value hierarchy. The new accounting rules also clarify existing disclosures regarding the level of disaggregation of assets or liabilities and the valuation techniques and inputs used to measure fair value. The new accounting rules were effective for the Company in the first quarter of 2010, except for the disclosures about purchases, sales, issuances and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of the disclosures effective for the Company's first quarter of 2010 did not have a material impact on the Company's financial condition, results of operations or cash flows but resulted in certain additional disclosures reflected in Note 14.

Notes to Consolidated Financial Statements (Continued)

Years ended January 1, 2011, January 2, 2010 and January 3, 2009 (amounts in thousands, except per share data)

(3) Earnings Per Share

Basic earnings per share ("EPS") was computed by dividing net income by the number of weighted average shares of common stock outstanding during the period. Diluted EPS was calculated to give effect to all potentially dilutive shares of common stock using the treasury stock method. The reconciliation of basic to diluted weighted average shares outstanding for 2010, 2009, and 2008 is as follows:

	Years Ended		
	January 1, 2011	January 2, 2010	January 3, 2009
Basic weighted average shares outstanding	96,500	95,158	94,171
Effect of potentially dilutive securities:			
Stock options	783	—	100
Restricted stock units	489	510	882
Employee stock purchase plan and other	2	—	11
Diluted weighted average shares outstanding	97,774	95,668	95,164

Options to purchase 827, 6,273, and 3,735 shares of common stock and 250, 234, and 0 restricted stock units were excluded from the diluted earnings per share calculation because their effect would be anti-dilutive for 2010, 2009, and 2008, respectively.

(4) Stock-Based Compensation

The Company established the Hanesbrands OIP to award stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units, performance shares and cash to its employees, non-employee directors and employees of its subsidiaries to promote the interests of the Company and incent performance and retention of employees.

Stock Options

The exercise price of each stock option equals the closing market price of Hanesbrands' stock on the date of grant. Options granted to date generally vest ratably over two to three years, although stock options granted to employees after December 1, 2010 will generally not fully vest over a period of less than three years, and can generally be exercised over a term of 10 years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following table illustrates the assumptions for the Black-Scholes option-pricing model used in determining the fair value of options granted during 2010, 2009, and 2008, respectively.

	Years Ended		
	January 1, 2011	January 2, 2010	January 3, 2009
Dividend yield	—%	—%	—%
Risk-free interest rate	1.64-1.90%	2.49%	1.68-2.64%
Volatility	50-54%	48%	28-37%
Expected term (years)	5.3-6.0	6.0	3.8-6.0

The dividend yield assumption is based on the Company's current intent not to pay dividends. The Company uses a combination of the volatility of the Company and the volatility of peer companies for a period of time that is comparable to the expected life of the option to determine volatility assumptions due to the limited trading history of the Company's common stock. The Company utilizes the simplified method outlined in SEC accounting rules to estimate expected lives for options granted. The simplified method is used for valuing stock option grants by eligible public companies that do not have sufficient historical exercise patterns on options granted to employees.

A summary of the changes in stock options outstanding to the Company's employees under the Hanesbrands OIP is presented below:

	Shares	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Weighted-Average Remaining Contractual Term (Years)
Options outstanding at December 29, 2007	3,645	$ 23.41	$ 16,369	5.44
Granted	2,624	19.81		
Exercised	(98)	22.50		
Forfeited	(142)	23.35		
Options outstanding at January 3, 2009	6,029	$ 21.86	$ —	5.99
Granted	466	24.33		
Exercised	(66)	17.71		
Forfeited	(142)	21.32		
Options outstanding at January 2, 2010	6,287	$ 22.10	$ 15,770	7.77
Granted	221	27.16		
Exercised	(289)	20.51		
Forfeited	(1)	22.37		
Options outstanding at January 1, 2011	6,218	$ 22.35	$ 19,914	6.90
Options exercisable at January 1, 2011	4,824	$ 22.46	$ 14,741	6.52

During 2008, after consultation with its compensation consultants, the Compensation Committee of the Company's Board of Directors (the "Compensation Committee") determined to make decisions regarding 2009 compensation for executive officers at its meeting in December 2008, so that such decisions could be made prior to the January 1, 2009 effective date for any changes in total compensation opportunities rather than retroactively, and to approve equity grants simultaneously with those decisions. Regarding 2008 compensation, the Compensation Committee made decisions and approved equity grants at its meeting in January 2008. Therefore, two equity awards, including awards of stock options, were made to executive officers and other employees during 2008.

There were 2,133, 2,981 and 968 options that vested during 2010, 2009 and 2008, respectively. The total intrinsic value of options that were exercised during 2010, 2009 and 2008 was $1,923, $465 and $1,057, respectively. The weighted average fair value of individual options granted during 2010, 2009 and 2008 was $13.32, $11.80 and $6.29, respectively.

Notes to Consolidated Financial Statements (Continued)

Years ended January 1, 2011, January 2, 2010 and January 3, 2009 (amounts in thousands, except per share data)

Cash received from option exercises under all share-based payment arrangements for 2010, 2009 and 2008 was $5,938, $1,179 and $2,191, respectively. The actual tax benefit realized for the tax deductions from option exercise of the share-based payment arrangements totaled $1,705, $465 and $806 for 2010, 2009 and 2008, respectively.

Stock Unit Awards

Restricted stock units (RSUs) of Hanesbrands' stock are granted to certain Company employees and non-employee directors to incent performance and retention over periods ranging from one to three years, although RSUs granted to employees after December 1, 2010 will generally not fully vest over a period of less than three years. Upon vesting, the RSUs are converted into shares of the Company's common stock on a one-for-one basis and issued to the grantees. Some RSUs which have been granted under the Hanesbrands OIP vest upon continued future service to the Company, while others also have a performance based vesting feature. The cost of these awards is determined using the fair value of the shares on the date of grant, and compensation expense is recognized over the period during which the grantees provide the requisite service to the Company. A summary of the changes in the restricted stock unit awards outstanding under the Hanesbrands OIP is presented below:

	Shares	Weighted-Average Grant Date Fair Value	Aggregate Intrinsic Value	Weighted-Average Remaining Contractual Term (Years)
Nonvested share units outstanding at December 29, 2007	1,578	$ 23.47	$ 43,922	1.89
Granted—non-performance based	1,512	18.19		
Vested	(583)	23.28		
Forfeited	(105)	23.69		
Nonvested share units outstanding at January 3, 2009	2,402	$ 20.19	$ 31,652	1.89
Granted—non-performance based	408	24.29		
Vested	(1,193)	20.84		
Forfeited	(91)	19.57		
Nonvested share units outstanding at January 2, 2010	1,526	$ 20.82	$ 36,796	1.76
Granted—non-performance based	391	27.02		
Granted—performance based	143	27.16		
Vested	(721)	21.28		
Forfeited	(9)	19.21		
Nonvested share units outstanding at January 1, 2011	1,330	$ 23.08	$ 33,794	1.73

During 2008, after consultation with its compensation consultants, the Compensation Committee determined to make decisions regarding 2009 compensation for executive officers at its meeting in December 2008, so that such decisions could be made prior to the January 1, 2009 effective date for any changes in total compensation opportunities rather than retroactively, and to approve equity grants simultaneously with those decisions. Regarding 2008 compensation, the Compensation Committee made decisions and approved equity grants at its meeting in January 2008. Therefore, two equity awards, including awards of restricted stock units, were made to executive officers and other employees during 2008.

The total fair value of shares vested during 2010, 2009 and 2008 was $15,346, $24,871 and $13,560, respectively. Certain participants elected to defer receipt of shares earned upon vesting. As of January 1, 2011, a total of 203 shares of common stock are issuable in future years for such deferrals.

For all share-based payments under the Hanesbrands OIP, during 2010, 2009 and 2008, the Company recognized total compensation expense of $19,226, $37,391 and $31,002 and recognized a deferred tax benefit of $7,435, $14,464 and $11,585, respectively. During 2009, the Company incurred $1,814 related to amending the terms of all outstanding stock options granted under the Hanesbrands OIP that had an original term of five or seven years to the tenth anniversary of the original grant date.

At January 1, 2011, there was $10,135 of total unrecognized compensation cost related to non-vested stock-based compensation arrangements, of which $7,276, $2,237 and $622 is expected to be recognized in 2011, 2012 and 2013, respectively. The Company satisfies the requirement for common shares for share-based payments to employees pursuant to the Hanesbrands OIP by issuing newly authorized shares. The Hanesbrands OIP authorized 13,105 shares for awards of stock options and restricted stock units, of which 1,945 were available for future grants as of January 1, 2011.

In 2010, in addition to granting RSUs that vest solely upon continued future service to the Company, the Company also granted 143 performance-based restricted stock units with a performance feature that has a target range of 0% to 200% based upon meeting certain performance thresholds. These performance stock awards, which are included in the table above, represent unearned awards that are earned based on future performance and service.

Employee Stock Purchase Plan

The Company established the Hanesbrands Inc. Employee Stock Purchase Plan of 2006 (the "ESPP"), which is qualified under Section 423 of the Internal Revenue Code. An aggregate of up to 2,442 shares of Hanesbrands common stock may be purchased by eligible employees pursuant to the ESPP. The purchase price for shares under the ESPP is equal to 85% of the stock's fair market value on the purchase date. During 2010, 2009 and 2008, 79, 156 and 129 shares, respectively, were purchased under the ESPP by eligible employees. The Company had 2,000 shares of common stock available for issuance under the ESPP as of January 1, 2011. The Company recognized $308, $306 and $447 of stock compensation expense under the ESPP during 2010, 2009 and 2008, respectively.

Notes to Consolidated Financial Statements (Continued)

Years ended January 1, 2011, January 2, 2010 and January 3, 2009 (amounts in thousands, except per share data)

(5) Trade Accounts Receivable

Allowances for Trade Accounts Receivable

The changes in the Company's allowance for doubtful accounts and allowance for chargebacks and other deductions are as follows:

	Allowance for Doubtful Accounts	Allowance for Chargebacks and Other Deductions	Total
Balance at December 29, 2007	$ 9,328	$ 22,314	$ 31,642
Charged to expenses	8,074	5,366	13,440
Deductions and write-offs	(4,847)	(18,338)	(23,185)
Balance at January 3, 2009	12,555	9,342	21,897
Charged to expenses	3,647	5,724	9,371
Deductions and write-offs	(700)	(4,792)	(5,492)
Balance at January 2, 2010	15,502	10,274	25,776
Charged to expenses	(1,116)	3,715	2,599
Deductions and write-offs	(3,270)	(5,913)	(9,183)
Balance at January 1, 2011	$ 11,116	$ 8,076	$ 19,192

Charges to the allowance for doubtful accounts are reflected in the "Selling, general and administrative expenses" line and charges to the allowance for customer chargebacks and other customer deductions are primarily reflected as a reduction in the "Net sales" line of the Consolidated Statements of Income. Deductions and write-offs, which do not increase or decrease income, represent write-offs of previously reserved accounts receivable and allowed customer chargebacks and deductions against gross accounts receivable.

Sales of Accounts Receivable

The Company has entered into agreements to sell selected trade accounts receivable to financial institutions. After the sale, the Company does not retain any interests in the receivables and the applicable financial institution services and collects these accounts receivable directly from the customer. Net proceeds of these accounts receivable sale programs are recognized in the Consolidated Statements of Cash Flows as part of operating cash flows. The Company recognized funding fees of $3,464 and $163 in 2010 and 2009, respectively, for sales of accounts receivable to financial institutions in the "Other expenses" line in the Consolidated Statements of Income.

(6) Inventories

Inventories consisted of the following:

	January 1, 2011	January 2, 2010
Raw materials	$ 155,744	$ 106,138
Work in process	109,304	100,686
Finished goods	1,057,671	842,380
	$ 1,322,719	$ 1,049,204

(7) Property, Net

Property is summarized as follows:

	January 1, 2011	January 2, 2010
Land	$ 26,122	$ 28,544
Buildings and improvements	467,378	478,148
Machinery and equipment	868,995	895,336
Construction in progress	31,904	28,973
Capital leases	6,988	4,018
	1,401,387	1,435,019
Less accumulated depreciation	770,133	832,193
Property, net	$ 631,254	$ 602,826

(8) Notes Payable

The Company had the following short-term obligations at January 1, 2011 and January 2, 2010:

	Interest Rate as of January 1, 2011	Principal Amount January 1, 2011	Principal Amount January 2, 2010
Short-term revolving facility in El Salvador	4.20%	$ 29,700	$ 30,000
Short-term revolving facility in China	7.65%	12,941	7,397
Short-term revolving facility in Vietnam	5.05%	3,371	—
Short-term revolving facility in Japan	4.61%	2,459	—
Short-term revolving facility in India	12.80%	1,846	—
Short-term revolving facility in Brazil	13.56%	361	—
Short-term revolving facility in Luxembourg		—	25,000
Short-term revolving facility in Thailand		—	4,284
		$ 50,678	$ 66,681

The Company has a short-term revolving facility arrangement with a Salvadoran branch of a Canadian bank amounting to $30,000 of which $29,700 was outstanding at January 1, 2011 which accrues interest at 4.20%.

The Company has a short-term revolving facility arrangement with a Chinese branch of a U.S. bank amounting to RMB 155 million ($23,460) of which $12,941 was outstanding at January 1, 2011 which accrues interest at 7.65%. Borrowings under the facility accrue interest at the prevailing base lending rates published by the People's Bank of China from time to time plus 50%.

The Company has a short-term revolving facility arrangement with a Vietnamese branch of a U.S. bank amounting to $14,000 of which $3,371 was outstanding at January 1, 2011 which accrues interest at 5.05%.

The Company has a short-term revolving facility arrangement with a Japanese branch of a U.S. bank amounting to JPY 800 million ($9,812) of which $2,459 was outstanding at January 1, 2011 which accrues interest at 4.61%.

The Company has a short-term revolving facility arrangement with an Indian branch of a U.S. bank amounting to INR 100 million ($2,224) of which $1,846 was outstanding at January 1, 2011 which accrues interest at 12.80%.

Notes to Consolidated Financial Statements (Continued)

Years ended January 1, 2011, January 2, 2010 and January 3, 2009 (amounts in thousands, except per share data)

The Company has a short-term revolving facility arrangement with a Brazilian bank amounting to BRL 2 million ($1,205) of which $361 was outstanding at January 1, 2011 which accrues interest at 13.56%.

In addition, the Company has short-term revolving credit facilities in various other locations that can be drawn on from time to time amounting to $4,646 of which $0 was outstanding at January 1, 2011.

As of January 1, 2011 and January 2, 2010, the Company had total borrowing availability of $34,669 and $34,935, respectively, under these international loan facilities.

The Company was in compliance with the financial covenants contained in each of these facilities at January 1, 2011.

Total interest paid on notes payable was $2,267, $3,974 and $2,208 in 2010, 2009 and 2008, respectively.

(9) Debt

The Company had the following debt at January 1, 2011 and January 2, 2010:

	Interest Rate as of January 1, 2011	Principal Amount January 1, 2011	Principal Amount January 2, 2010	Maturity Date
2009 Senior Secured Credit Facility:				
Term Loan Facility		$ —	$ 750,000	
Revolving Loan Facility	6.75%	—	51,500	December 2013
6.375% Senior Notes	6.38%	1,000,000	—	December 2020
8% Senior Notes	8.00%	500,000	500,000	December 2016
Floating Rate Senior Notes	3.83%	490,735	490,735	December 2014
Accounts Receivable Securitization Facility	2.81%	90,000	100,000	March 2011
		2,080,735	1,892,235	
Less current maturities		90,000	164,688	
		$ 1,990,735	$ 1,727,547	

The Company's primary financing arrangements are the senior secured credit facility that it entered into in 2006 (the "2006 Senior Secured Credit Facility") and amended and restated in December 2009 to provide for a new senior secured credit facility (the "2009 Senior Secured Credit Facility"), $500,000 in aggregate principle amount of floating rate senior notes (the "Floating Rate Senior Notes") issued in December 2006, $500,000 in aggregate principal amount of 8.000% senior notes (the "8% Senior Notes") issued in December 2009, $1,000,000 in aggregate principal amount of 6.375% senior notes (the "6.375% Senior Notes") issued in November 2010 and the Accounts Receivable Securitization Facility. The outstanding balances at January 1, 2011 are reported in the "Long-term debt" and "Current portion of debt" lines of the Consolidated Balance Sheets.

Total cash paid for interest related to debt in 2010, 2009 and 2008 was $116,492, $161,854 and $150,898, respectively.

2009 Senior Secured Credit Facility

The 2009 Senior Secured Credit Facility initially provides for aggregate borrowings of $1,150,000, consisting of a $750,000 term loan facility (the "Term Loan Facility") and a $400,000 revolving loan facility (the "Revolving Loan Facility"). The proceeds of the Term Loan Facility were used to refinance all amounts outstanding under the Term A loan facility (in an initial principal amount of $250,000) and Term B loan facility (in an initial principal amount of $1,400,000) under the 2006 Senior Secured Credit Facility and to repay all amounts outstanding under the second lien credit facility that the Company entered into in 2006 (the "Second Lien Credit Facility"). Proceeds of the Revolving Loan Facility were used to pay fees and expenses in connection with these transactions, and are used for general corporate purposes and working capital needs.

A portion of the Revolving Loan Facility is available for the issuances of letters of credit and the making of swingline loans, and any such issuance of letters of credit or making of a swingline loan will reduce the amount available under the Revolving Loan Facility. At the Company's option, it may add one or more term loan facilities or increase the commitments under the Revolving Loan Facility in an aggregate amount of up to $300,000 so long as certain conditions are satisfied, including, among others, that no default or event of default is in existence and that the Company is in pro forma compliance with the financial covenants described below. In order to support its working capital needs and fund the acquisition of GearCo, Inc., known as Gear for Sports, in September 2010, the Company increased the commitments under the Revolving Loan Facility from $400,000 to $600,000. In November 2010, the Company used proceeds from the issuance of the 6.375% Senior Notes to repay all outstanding borrowings under the Term Loan Facility and to reduce the outstanding borrowings under the Revolving Loan Facility. As of January 1, 2011, the Company had $0 outstanding under the Revolving Loan Facility, $12,305 of standby and trade letters of credit issued and outstanding under this facility and $587,695 of borrowing availability. At January 1, 2011, the interest rate on the Revolving Loan Facility was 6.75%.

The 2009 Senior Secured Credit Facility is guaranteed by substantially all of the Company's existing and future direct and indirect U.S. subsidiaries, with certain customary or agreed-upon exceptions for certain subsidiaries. The Company and each of the guarantors under the 2009 Senior Secured Credit Facility have granted the lenders under the 2009 Senior Secured Credit Facility a valid and perfected first priority (subject to certain customary exceptions) lien and security interest in the following:

- the equity interests of substantially all of the Company's direct and indirect U.S. subsidiaries and 65% of the voting securities of certain first tier foreign subsidiaries; and
- substantially all present and future property and assets, real and personal, tangible and intangible, of the Company and each guarantor, except for certain enumerated interests, and all proceeds and products of such property and assets.

Notes to Consolidated Financial Statements (Continued)

Years ended January 1, 2011, January 2, 2010 and January 3, 2009 (amounts in thousands, except per share data)

The Revolving Loan Facility matures on December 10, 2013. All borrowings under the Revolving Loan Facility must be repaid in full upon maturity. Outstanding borrowings under the 2009 Senior Secured Credit Facility are prepayable without penalty.

At the Company's option, borrowings under the 2009 Senior Secured Credit Facility may be maintained from time to time as (a) Base Rate loans, which shall bear interest at the highest of (i) 1/2 of 1% in excess of the federal funds rate, (ii) the rate publicly announced by JPMorgan Chase Bank as its "prime rate" at its principal office in New York City, in effect from time to time and (iii) the LIBO Rate (as defined in the 2009 Senior Secured Credit Facility and adjusted for maximum reserves) for LIBOR-based loans with a one-month interest period plus 1.0%, in effect from time to time, in each case plus the applicable margin, or (b) LIBOR-based loans, which shall bear interest at the higher of (i) LIBO Rate (as defined in the 2009 Senior Secured Credit Facility and adjusted for maximum reserves), as determined by reference to the rate for deposits in dollars appearing on the Reuters Screen LIBOR01 Page for the respective interest period or other commercially available source designated by the administrative agent, and (ii) 2.00%, plus the applicable margin in effect from time to time. The applicable margin is determined by reference to a leverage-based pricing grid set forth in the 2009 Senior Secured Credit Facility. The applicable margin ranges from a maximum of 4.75% in the case of LIBOR-based loans and 3.75% in the case of Base Rate loans if the Company's leverage ratio is greater than or equal to 4.00 to 1, and will step down in 0.25% increments to a minimum of 4.00% in the case of LIBOR-based loans and 3.00% in the case of Base Rate loans if the Company's leverage ratio is less than 2.50 to 1.

The 2009 Senior Secured Credit Facility requires the Company to comply with customary affirmative, negative and financial covenants. The 2009 Senior Secured Credit Facility requires that the Company maintain a minimum interest coverage ratio and a maximum total debt to EBITDA (earnings before income taxes, depreciation expense and amortization, as computed pursuant to the 2009 Senior Secured Credit Facility), or leverage ratio. The interest coverage ratio covenant requires that the ratio of the Company's EBITDA for the preceding four fiscal quarters to its consolidated total interest expense for such period shall not be less than a specified ratio for each fiscal quarter beginning with the fourth fiscal quarter of 2009. This ratio was 2.50 to 1 for the fourth fiscal quarter of 2009 and increases over time until it reaches 3.25 to 1 for the third fiscal quarter of 2011 and thereafter. The leverage ratio covenant requires that the ratio of the Company's total debt to EBITDA for the preceding four fiscal quarters will not be more than a specified ratio for each fiscal quarter beginning with the fourth fiscal quarter of 2009. This ratio was 4.50 to 1 for the fourth fiscal quarter of 2009 and declines over time until it reaches 3.75 to 1 for the second fiscal quarter of 2011 and thereafter. The method of calculating all of the components used in the covenants is included in the 2009 Senior Secured Credit Facility.

The 2009 Senior Secured Credit Facility contains customary events of default, including nonpayment of principal when due; nonpayment of interest, fees or other amounts after stated grace period; material inaccuracy of representations and warranties; violations of covenants; certain bankruptcies and liquidations; any cross-default to material indebtedness; certain material judgments; certain events related to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), actual or asserted invalidity of any guarantee, security document or subordination provision or non-perfection of security interest, and a change in control (as defined in the 2009 Senior Secured Credit Facility). As of January 1, 2011, the Company was in compliance with all financial covenants.

6.375% Senior Notes

On November 9, 2010, the Company issued $1,000,000 aggregate principal amount of the 6.375% Senior Notes. The 6.375% Senior Notes are senior unsecured obligations that rank equal in right of payment with all of the Company's existing and future unsubordinated indebtedness. The 6.375% Senior Notes bear interest at an annual rate equal to 6.375%. Interest is payable on the 6.375% Senior Notes on June 15 and December 15 of each year. The 6.375% Senior Notes will mature on December 15, 2020. The net proceeds from the sale of the 6.375% Senior Notes were approximately $979,000. As noted above, these proceeds were used to repay all outstanding borrowings under the Term Loan Facility and reduce the outstanding borrowings under the Revolving Loan Facility and to pay fees and expenses relating to these transactions. The 6.375% Senior Notes are guaranteed by substantially all of the Company's domestic subsidiaries.

The Company may redeem some or all of the notes prior to December 15, 2015 at a redemption price equal to 100% of the principal amount of the 6.375% Senior Notes redeemed plus an applicable premium. The Company may redeem some or all of the 6.375% Senior Notes at any time on or after December 15, 2015 at a redemption price equal to the principal amount of the 6.375% Senior Notes plus a premium of 3.188% if redeemed during the 12-month period commencing on December 15, 2015, 2.125% if redeemed during the 12-month period commencing on December 15, 2016, 1.062% if redeemed during the 12-month period commencing on December 15, 2017 and no premium if redeemed after December 15, 2018, as well as any accrued and unpaid interest as of the redemption date. In addition, at any time prior to December 15, 2013, the Company may redeem up to 35% of the aggregate principal amount of the 6.375% Senior Notes at a redemption price of 106.375% of the principal amount of the 6.375% Senior Notes redeemed with the net cash proceeds of certain equity offerings.

The indenture governing the 6.375% Senior Notes contains customary events of default which include (subject in certain cases to customary grace and cure periods), among others, nonpayment of principal or interest; breach of other agreements in such indenture; failure to pay certain other indebtedness; failure to pay certain final judgments; failure of certain guarantees to be enforceable; and certain events of bankruptcy or insolvency.

Notes to Consolidated Financial Statements (Continued)

Years ended January 1, 2011, January 2, 2010 and January 3, 2009 (amounts in thousands, except per share data)

8% Senior Notes

On December 10, 2009, the Company issued $500,000 aggregate principal amount of the 8% Senior Notes. The 8% Senior Notes are senior unsecured obligations that rank equal in right of payment with all of the Company's existing and future unsubordinated indebtedness. The 8% Senior Notes bear interest at an annual rate equal to 8%. Interest is payable on the 8% Senior Notes on June 15 and December 15 of each year. The 8% Senior Notes will mature on December 15, 2016. The net proceeds from the sale of the 8% Senior Notes were approximately $480,000. As noted above, these proceeds, together with the proceeds from borrowings under the 2009 Senior Secured Credit Facility, were used to refinance borrowings under the 2006 Senior Secured Credit Facility, to repay all borrowings under the Second Lien Credit Facility and to pay fees and expenses relating to these transactions. The 8% Senior Notes are guaranteed by substantially all of the Company's domestic subsidiaries.

The Company may redeem some or all of the notes prior to December 15, 2013 at a redemption price equal to 100% of the principal amount of 8% Senior Notes redeemed plus an applicable premium. The Company may redeem some or all of the 8% Senior Notes at any time on or after December 15, 2013 at a redemption price equal to the principal amount of the 8% Senior Notes plus a premium of 4% if redeemed during the 12-month period commencing on December 15, 2013, 2% if redeemed during the 12-month period commencing on December 15, 2014 and no premium if redeemed after December 15, 2015, as well as any accrued and unpaid interest as of the redemption date. In addition, at any time prior to December 15, 2012, the Company may redeem up to 35% of the aggregate principal amount of the 8% Senior Notes at a redemption price of 108% of the principal amount of the 8% Senior Notes redeemed with the net cash proceeds of certain equity offerings.

The indenture governing the 8% Senior Notes contains customary events of default which include (subject in certain cases to customary grace and cure periods), among others, nonpayment of principal or interest; breach of other agreements in such indenture; failure to pay certain other indebtedness; failure to pay certain final judgments; failure of certain guarantees to be enforceable; and certain events of bankruptcy or insolvency.

Floating Rate Senior Notes

On December 14, 2006, the Company issued $500,000 aggregate principal amount of the Floating Rate Senior Notes. The Floating Rate Senior Notes are senior unsecured obligations that rank equal in right of payment with all of the Company's existing and future unsubordinated indebtedness. The Floating Rate Senior Notes bear interest at an annual rate, reset semi-annually, equal to the London Interbank Offered Rate, or LIBOR, plus 3.375%. Interest is payable on the Floating Rate Senior Notes on June 15 and December 15 of each year. The Floating Rate Senior Notes will mature on December 15, 2014. The net proceeds from the sale of the Floating Rate Senior Notes were approximately $492,000. These proceeds, together with working capital, were used to repay in full the $500,000 outstanding under the Bridge Loan Facility. The Floating Rate Senior Notes are guaranteed by substantially all of the Company's domestic subsidiaries. The Company may redeem some or all of the Floating Rate Senior Notes at any time on or after December 15, 2008 at a redemption price equal to the principal amount of the Floating Rate Senior Notes plus a premium of 2% if redeemed during the 12-month period commencing on December 15, 2008, 1% if redeemed during the 12-month period commencing on December 15, 2009 and no premium if redeemed after December 15, 2010, as well as any accrued and unpaid interest as of the redemption date.

The indenture governing the Floating Rate Senior Notes contains customary events of default which include (subject in certain cases to customary grace and cure periods), among others, nonpayment of principal or interest; breach of other agreements in such indenture; failure to pay certain other indebtedness; failure to pay certain final judgments; failure of certain guarantees to be enforceable; and certain events of bankruptcy or insolvency.

The Company repurchased $2,945 of the Floating Rate Senior Notes for $2,788 resulting in a gain of $157 in 2009. The Company repurchased $6,320 of the Floating Rate Senior Notes for $4,354 resulting in a gain of $1,966 in 2008.

Accounts Receivable Securitization Facility

On November 27, 2007, the Company entered into the Accounts Receivable Securitization Facility, which the Company subsequently amended several times. The description of the Accounts Receivable Securitization Facility below gives effect to all amendments to date. The Accounts Receivable Securitization Facility initially provided for up to $250,000 in funding accounted for as a secured borrowing, limited to the availability of eligible receivables, and is secured by certain domestic trade receivables. Effective February 2010, the Company elected to reduce the amount of funding available under the Accounts Receivable Securitization Facility from $250,000 to $150,000. Under the terms of the Accounts Receivable Securitization Facility, the Company and certain of its subsidiaries sell, on a revolving basis, certain domestic trade receivables to HBI Receivables LLC ("Receivables LLC"), a wholly-owned bankruptcy-remote subsidiary that in turn uses the trade receivables to secure the borrowings, which are funded through conduits that issue commercial paper in the short-term market and are not affiliated with the Company or through committed bank purchasers if the conduits fail to fund. The assets and liabilities of Receivables LLC are fully reflected on the Consolidated Balance Sheet, and the securitization is treated as a secured borrowing for accounting purposes. The borrowings under the Accounts Receivable Securitization Facility remain outstanding throughout the term of the agreement subject to the Company maintaining sufficient eligible receivables, by continuing to sell trade receivables to

Notes to Consolidated Financial Statements (Continued)

Years ended January 1, 2011, January 2, 2010 and January 3, 2009 (amounts in thousands, except per share data)

Receivables LLC, unless an event of default occurs. Unless the term is extended, the Accounts Receivable Securitization Facility will terminate on March 31, 2011.

Availability of funding under the Accounts Receivable Securitization Facility depends primarily upon the eligible outstanding receivables balance. As of January 1, 2011, the Company had $90,000 outstanding under the Accounts Receivable Securitization Facility. The outstanding balance under the Accounts Receivable Securitization Facility is reported on the Consolidated Balance Sheet in the line "Current portion of debt." Unless the conduits fail to fund, the yield on the commercial paper, which is the conduits' cost to issue the commercial paper plus certain dealer fees, is considered a financing cost and is included in interest expense on the Consolidated Statement of Income. If the conduits fail to fund, the Accounts Receivable Securitization Facility would be funded through committed bank purchasers, and the interest rate payable at the Company's option at the rate announced from time to time by HSBC Bank USA, N.A. as its prime rate or at the LIBO Rate (as defined in the Accounts Receivable Securitization Facility) plus the applicable margin in effect from time to time. In addition, Receivables LLC is required to make certain payments to a conduit purchaser, a committed purchaser, or certain entities that provide funding to or are affiliated with them, in the event that assets and liabilities of a conduit purchaser are consolidated for financial and/or regulatory accounting purposes with certain other entities. The average blended interest rate for the outstanding balance as of January 1, 2011 was 2.81%.

The Accounts Receivable Securitization Facility contains customary events of default and requires the Company to maintain the same interest coverage ratio and leverage ratio contained from time to time in the 2009 Senior Secured Credit Facility, provided that any changes to such covenants will only be applicable for purposes of the Accounts Receivable Securitization Facility if approved by the Managing Agents or their affiliates. As of January 1, 2011, the Company was in compliance with all financial covenants.

The total amount of receivables used as collateral for the credit facility was $305,978 at January 1, 2011 and is reported on the Company's Consolidated Balance Sheet in trade accounts receivable less allowances.

Future Principal Payments

Future principal payments for all of the facilities described above are as follows: $90,000 due in 2011, $0 due in 2012, $0 due in 2013, $490,735 due in 2014, $0 due in 2015 and $1,500,000 thereafter.

Debt Issuance Costs

The Company incurred $23,833 in capitalized debt issuance costs in connection with increasing the borrowing availability under the Revolving Loan Facility and issuing the 6.375% Senior Notes in 2010. In 2009, the Company incurred $54,342 in capitalized debt issuance costs in connection with entering into the 2009 Senior Secured Credit Facility and the amendments to the 2006 Senior Secured Credit Facility and the Accounts Receivable Securitization Facility. The Company incurred $69 in debt issuance costs in connection with entering into the amendments to the 2006 Senior Secured Credit Facility and the Accounts Receivable Securitization Facility in 2008. Debt issuance costs are amortized to interest expense over the respective lives of the debt instruments, which range from one to ten years. As of January 1, 2011, the net carrying value of unamortized debt issuance costs was $60,296 which is included in other noncurrent assets in the Consolidated Balance Sheet. The Company's debt issuance cost amortization was $12,739, $10,967 and $6,032 in 2010, 2009 and 2008, respectively.

In 2010, the Company recognized charges of $14,186 in the "Other expenses" line of the Consolidated Statements of Income, which represents certain costs related to the issuance of the 6.375% Senior Notes. The Company recognized $1,654 of a write-off on early extinguishment of debt in 2010 related to the prepayment of $57,188 on the 2009 Senior Secured Credit Facility and $686 of write-off on early extinguishment of debt on the Accounts Receivable Securitization Facility as a result of the reduction in borrowing capacity. The Company also recognized $231 in additional charges in 2010 related to the amendments of credit facilities in 2009.

In 2009, the Company recognized charges of $20,634 in the "Other expenses" line of the Consolidated Statements of Income, which represents certain costs related to entering into the 2009 Senior Secured Credit Facility and the amendments to the 2006 Senior Secured Credit Facility and the Accounts Receivable Securitization Facility. The Company recognized $2,423 of losses on early extinguishment of debt in 2009 related to the prepayment of $140,250 on the 2006 Senior Secured Credit Facility. The Company recognized $1,332 of losses on early extinguishment of debt in 2008 which was comprised of a loss of $1,269 related to the prepayment of $125,000 on the 2006 Senior Secured Credit Facility and $63 related to the repurchase of $6,320 of Floating Rate Senior Notes.

Notes to Consolidated Financial Statements (Continued)

Years ended January 1, 2011, January 2, 2010 and January 3, 2009 (amounts in thousands, except per share data)

(10) Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss are as follows:

	Cumulative Translation Adjustment	Net Unrealized Income (Loss) on Cash Flow Hedges	Pension and Postretirement	Income Taxes	Accumulated Other Comprehensive Loss
Balance at January 3, 2009	$ (20,233)	$ (81,395)	$ (345,449)	$ 165,608	$ (281,469)
Other comprehensive income (loss) activity	18,966	46,219	12,763	(19,474)	58,474
Balance at January 2, 2010	(1,267)	(35,176)	(332,686)	146,134	(222,995)
Other comprehensive income (loss) activity	3,661	16,962	(6,678)	(4,165)	9,780
Balance at January 1, 2011	$ 2,394	$ (18,214)	$ (339,364)	$ 141,969	$ (213,215)

(11) Commitments and Contingencies

The Company is a party to various pending legal proceedings, claims and environmental actions by government agencies. In accordance with the accounting rules for contingencies, the Company records a provision with respect to a claim, suit, investigation, or proceeding when it is probable that a liability has been incurred and the amount of the loss can reasonably be estimated. Any provisions are reviewed at least quarterly and are adjusted to reflect the impact and status of settlements, rulings, advice of counsel and other information pertinent to the particular matter. The recorded liabilities for these items were not material to the consolidated financial statements of the Company in any of the years presented. Although the outcome of such items cannot be determined with certainty, the Company's legal counsel and management are of the opinion that the final outcome of these matters will not have a material adverse impact on the consolidated financial position, results of operations or liquidity.

Operating Leases

The Company leases certain buildings and equipment under agreements that are classified as operating leases. Rental expense under operating leases was $65,575, $63,759 and $53,072 in 2010, 2009 and 2008, respectively.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) are as follows: $52,220 in 2011, $43,737 in 2012, $34,304 in 2013, $29,889 in 2014, $26,810 in 2015 and $81,938 thereafter.

During 2010, the Company entered into sale-leaseback transactions involving four distribution facilities. The facilities are being leased back over terms ranging from three years to twelve years and are classified as operating leases. The Company received net proceeds on the sales of $41,282, resulting in deferred gains of $15,441 which will be amortized over the lease terms.

During 2009, the Company entered into a sale-leaseback transaction involving a manufacturing facility. The facility is being leased back over 22 months and is classified as an operating lease. The Company received net proceeds on the sale of $2,517, resulting in a deferred gain of $348 which will be amortized over the lease term.

During 2008, the Company entered into sale-leaseback transactions involving two distribution centers and one manufacturing facility. The facilities are being leased back over terms ranging from one to four years and are classified as operating leases. The Company received net proceeds on the sales of $18,782, resulting in deferred gains of $6,317 which will be amortized over the lease terms.

License Agreements

The Company is party to several royalty-bearing license agreements for use of third-party trademarks in certain of their products. The license agreements typically require a minimum guarantee to be paid either at the commencement of the agreement, by a designated date during the term of the agreement or by the end of the agreement period. When payments are made in advance of when they are due, the Company records a prepayment and amortizes the expense in the "Cost of sales" line of the Consolidated Statements of Income uniformly over the guaranteed period. For guarantees required to be paid at the

Notes to Consolidated Financial Statements (Continued)

Years ended January 1, 2011, January 2, 2010 and January 3, 2009 (amounts in thousands, except per share data)

completion of the agreement, royalties are expensed through "Cost of sales" as the related sales are made. Management has reviewed all license agreements and has concluded that there are no liabilities recorded at inception of the agreements.

During 2010, 2009 and 2008, the Company incurred royalty expense of approximately $12,772, $11,105 and $11,709, respectively.

Minimum amounts due under the license agreements are approximately $3,796 in 2011, $8,852 in 2012, $8,114 in 2013, $8,086 in 2014 and $8,422 in 2015. In addition to the minimum guaranteed amounts under license agreements, the Company is a party to a partnership agreement which includes a minimum fee of $5,622 for each year from 2011 through 2017.

(12) Intangible Assets and Goodwill

During 2010, the Company completed the business acquisition of Gear for Sports. The acquisition resulted in the recognition of $108,142 of goodwill and $52,700 of intangible assets, which consisted primarily of college and pro sports license agreements and customer and distributor relationships.

During 2008, the Company completed two business acquisitions: a sewing operation in Thailand and an embroidery and screen-printing production operation in Honduras, that resulted in the recognition of goodwill of $3,665 and $3,797, respectively.

None of the preceding business acquisitions were determined by the Company to be material, individually or in the aggregate. As a result, the disclosures and supplemental pro forma information required by ASC805, "Business Combinations," are not presented.

(a) Intangible Assets

The primary components of the Company's intangible assets and the related accumulated amortization are as follows:

	Gross	Accumulated Amortization	Net Book Value
Year ended January 1, 2011:			
Intangible assets subject to amortization:			
Trademarks and brand names	$ 195,538	$ 85,175	$ 110,363
Licensing agreements	47,600	585	47,015
Customer and distributor relationships	3,200	96	3,104
Computer software	58,494	42,230	16,264
Other intangibles	1,900	24	1,876
	$ 306,732	$ 128,110	
Net book value of intangible assets			$ 178,622

	Gross	Accumulated Amortization	Net Book Value
Year ended January 2, 2010:			
Intangible assets subject to amortization:			
Trademarks and brand names	$ 192,440	$ 77,146	$ 115,294
Computer software	56,356	35,436	20,920
	$ 248,796	$ 112,582	
Net book value of intangible assets			$ 136,214

The amortization expense for intangibles subject to amortization was $12,509, $12,443 and $12,019 for 2010, 2009 and 2008, respectively. The estimated amortization expense for the next five years, assuming no change in the estimated useful lives of identifiable intangible assets or changes in foreign exchange rates is as follows: $13,755 in 2011, $13,473 in 2012, $12,996 in 2013, $12,105 in 2014 and $9,632 in 2015. There was no impairment of trademarks in any of the periods presented.

(b) Goodwill

Goodwill and the changes in those amounts during the period are as follows:

	Innerwear	Outerwear	Hosiery	Direct to Consumer	International	Total
Net book value at January 3, 2009	$ 219,729	$ 63,814	$ 25,173	$ 255	$ 13,031	$ 322,002
Net book value at January 2, 2010	219,729	63,814	25,173	255	13,031	322,002
Acquisition of business	—	108,142	—	—	—	108,142
Other	603	(603)	—	—	—	—
Net book value at January 1, 2011	$ 220,332	$ 171,353	$ 25,173	$ 255	$ 13,031	$ 430,144

There has been no impairment of goodwill.

Notes to Consolidated Financial Statements (Continued)

Years ended January 1, 2011, January 2, 2010 and January 3, 2009 (amounts in thousands, except per share data)

(13) Financial Instruments and Risk Management

The Company uses financial instruments to manage its exposures to movements in interest rates, foreign exchange rates and commodity prices. The use of these financial instruments modifies the Company's exposure to these risks with the goal of reducing the risk or cost to the Company. The Company does not use derivatives for trading purposes and is not a party to leveraged derivative contracts.

The Company recognizes all derivative instruments as either assets or liabilities at fair value in the Consolidated Balance Sheets. The fair value is based upon either market quotes for actively traded instruments or independent bids for nonexchange traded instruments. The Company formally documents its hedge relationships, including identifying the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction. This process includes linking derivatives that are designated as hedges of specific assets, liabilities, firm commitments or forecasted transactions to the hedged risk. On the date the derivative is entered into, the Company designates the derivative as a fair value hedge, cash flow hedge, net investment hedge or a mark to market hedge, and accounts for the derivative in accordance with its designation. The Company also formally assesses, both at inception and at least quarterly thereafter, whether the derivatives are highly effective in offsetting changes in either the fair value or cash flows of the hedged item. If it is determined that a derivative ceases to be a highly effective hedge, or if the anticipated transaction is no longer likely to occur, the Company discontinues hedge accounting, and any deferred gains or losses are recorded in the respective measurement period. The Company currently does not have any fair value or net investment hedge instruments.

The Company may be exposed to credit losses in the event of nonperformance by individual counterparties or the entire group of counterparties to the Company's derivative contracts. Risk of nonperformance by counterparties is mitigated by dealing with highly rated counterparties and by diversifying across counterparties.

Mark to Market Hedges

A derivative used as a hedging instrument whose change in fair value is recognized to act as an economic hedge against changes in the values of the hedged item is designated a mark to market hedge.

Mark to Market Hedges — Intercompany Foreign Exchange Transactions

The Company uses foreign exchange derivative contracts to reduce the impact of foreign exchange fluctuations on anticipated intercompany purchase and lending transactions denominated in foreign currencies. Foreign exchange derivative contracts are recorded as mark to market hedges when the hedged item is a recorded asset or liability that is revalued in each accounting period. Mark to market hedge derivatives relating to intercompany foreign exchange contracts are reported in the Consolidated Statements of Cash Flows as cash flow from operating activities. The table below summarizes the U.S. dollar equivalent of commitments to purchase and sell foreign currencies in the Company's foreign currency mark to market hedge derivative portfolio using the exchange rate at the reporting date as of January 1, 2011 and January 2, 2010.

	January 1, 2011	January 2, 2010
Foreign currency bought (sold):		
Canadian dollar	$ (8,327)	$ (3,420)
Japanese yen	(2,167)	(863)
European euro	—	(2,650)
European euro	—	1,732
Mexican peso	(29,267)	(38,028)
Mexican peso	—	14,061

Cash Flow Hedges

A hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability is designated as a cash flow hedge. The effective portion of the change in the fair value of a derivative that is designated as a cash flow hedge is recorded in the "Accumulated other comprehensive loss" line of the Consolidated Balance Sheets. When the impact of the hedged item is recognized in the income statement, the gain or loss included in accumulated other comprehensive loss is reported on the same line in the Consolidated Statements of Income as the hedged item.

Cash Flow Hedges — Interest Rate Derivatives

From time to time, the Company uses interest rate cash flow hedges in the form of swaps and caps in order to mitigate the Company's exposure to variability in cash flows for the future interest payments on a designated portion of floating rate debt. The effective portion of interest rate hedge gains and losses deferred in "Accumulated other comprehensive loss" is reclassified into earnings as the underlying debt interest payments are recognized. Interest rate cash flow hedge derivatives are reported as a component of interest expense and therefore are reported as cash flow from operating activities similar to the manner in which cash interest payments are reported in the Consolidated Statements of Cash Flows.

The Company is required under the 2009 Senior Secured Credit Facility to hedge a portion of its floating rate debt to reduce interest rate risk caused by floating rate debt issuance. To comply with this requirement, in 2010, the Company entered into hedging arrangements whereby it capped the LIBOR interest rate component on an aggregate of $490,735 of the floating rate debt under the Floating Rate Senior Notes at 4.262%. The interest rate cap arrangements, with notional amounts of $240,735 and $250,000, expire in December 2011.

Notes to Consolidated Financial Statements (Continued)

Years ended January 1, 2011, January 2, 2010 and January 3, 2009 (amounts in thousands, except per share data)

Cash Flow Hedges — Foreign Currency Derivatives

The Company uses forward exchange and option contracts to reduce the effect of fluctuating foreign currencies on short-term foreign currency-denominated transactions, foreign currency-denominated investments, and other known foreign currency exposures. Gains and losses on these contracts are intended to offset losses and gains on the hedged transaction in an effort to reduce the earnings volatility resulting from fluctuating foreign currency exchange rates. The effective portion of foreign exchange hedge gains and losses deferred in "Accumulated other comprehensive loss" is reclassified into earnings as the underlying inventory is sold, using historical inventory turnover rates. The settlement of foreign exchange hedge derivative contracts related to the purchase of inventory or other hedged items are reported in the Consolidated Statements of Cash Flows as cash flow from operating activities.

Historically, the principal currencies hedged by the Company include the Euro, Mexican peso, Canadian dollar and Japanese yen. Forward exchange contracts mature on the anticipated cash requirement date of the hedged transaction, generally within one year. The table below summarizes the U.S. dollar equivalent of commitments to purchase and sell foreign currencies in the Company's foreign currency cash flow hedge derivative portfolio using the exchange rate at the reporting date as of January 1, 2011 and January 2, 2010.

	January 1, 2011	January 2, 2010
Foreign currency bought (sold):		
Canadian dollar	$ (43,778)	$ (32,955)
Japanese yen	(11,681)	(12,526)
European euro	(28,180)	—
Mexican peso	(10,147)	(16,307)

Cash Flow Hedges — Commodity Derivatives

Cotton is the primary raw material used to manufacture many of the Company's products and is purchased at market prices. The Company is able to lock in the cost of cotton reflected in the price it pays for yarn from its primary yarn suppliers in an attempt to protect the business from the volatility of the market price of cotton. In addition, from time to time, the Company uses commodity financial instruments to hedge the price of cotton, for which there is a high correlation between the hedged item and the hedge instrument. Gains and losses on these contracts are intended to offset losses and gains on the hedged transactions in an effort to reduce the earnings volatility resulting from fluctuating commodity prices. The effective portion of commodity hedge gains and losses deferred in "Accumulated other comprehensive loss" is reclassified into earnings as the underlying inventory is sold, using historical inventory turnover rates. The settlement of commodity hedge derivative contracts related to the purchase of inventory is reported in the Consolidated Statements of Cash Flows as cash flow from operating activities. There were no amounts outstanding under cotton futures or cotton option contracts at January 1, 2011 and January 2, 2010.

Fair Values of Derivative Instruments

The fair values of derivative financial instruments recognized in the Consolidated Balance Sheets of the Company were as follows:

	Balance Sheet Location	Fair Value January 1, 2011	Fair Value January 2, 2010
Derivative assets — hedges			
Interest rate contracts	Other noncurrent assets	$ 3	$ —
Foreign exchange contracts	Other current assets	408	407
Total derivative assets — hedges		411	407
Derivative assets — non-hedges			
Foreign exchange contracts	Other current assets	—	207
Total derivative assets		$ 411	$ 614
Derivative liabilities — hedges			
Foreign exchange contracts	Accrued liabilities	$ (874)	$ (107)
Total derivative liabilities — hedges		(874)	(107)
Derivative liabilities — non-hedges			
Foreign exchange contracts	Accrued liabilities	(471)	(432)
Total derivative liabilities		$ (1,345)	$ (539)
Net derivative asset (liability)		$ (934)	$ 75

Notes to Consolidated Financial Statements (Continued)

Years ended January 1, 2011, January 2, 2010 and January 3, 2009 (amounts in thousands, except per share data)

Net Derivative Gain or Loss

The effect of cash flow hedge derivative instruments on the Consolidated Statements of Income and Accumulated Other Comprehensive Loss is as follows:

	Amount of Gain (Loss) Recognized in Accumulated Other Comprehensive Loss (Effective Portion) Year Ended		
	January 1, 2011	January 2, 2010	January 3, 2009
Interest rate contracts	$ (516)	$ 20,559	$ (66,088)
Foreign exchange contracts	(2,180)	(1,560)	756
Commodity contracts	—	—	(208)
Total	$ (2,696)	$ 18,999	$ (65,540)

	Amount of Gain (Loss) Reclassified from Accumulated Other Comprehensive Loss into Income (Effective Portion) Year Ended			Location of Gain (Loss) Reclassified from Accumulated Other Comprehensive Loss into Income (Effective Portion)
	January 1, 2011	January 2, 2010	January 3, 2009	
Interest rate contracts	$ (17,964)	$ (1,820)	$ (1,176)	Interest expense, net
Interest rate contracts	—	(26,029)	—	*Other income (expense)*
Foreign exchange contracts	(1,715)	721	(2,025)	Cost of sales
Commodity contracts	—	(95)	473	Cost of sales
Total	$ (19,679)	$ (27,223)	$ (2,728)	

The Company expects to reclassify into earnings during the next 12 months a net loss from Accumulated Other Comprehensive Loss of approximately $10,171.

As disclosed in Note 9, in connection with the amendment and restatement of the 2006 Senior Secured Credit Facility and repayment of the Second Lien Credit Facility in December 2009, all outstanding interest rate hedging instruments which were hedging these underlying debt instruments along with the interest rate hedge instrument related to the Floating Rate Senior Notes were settled for $62,256, of which $40,391 was paid in December 2009 and the remaining $21,865 was included in the "Accounts Payable" line of the Consolidated Balance Sheet at January 2, 2010. The amounts deferred in Accumulated Other Comprehensive Loss associated with the 2006 Senior Secured Credit Facility and Second Lien Credit Facility were released to earnings as the underlying forecasted interest payments were no longer probable of occurring, which resulted in recognition of losses totaling $26,029 that are included in the "Other Expense (Income)" line of the Consolidated Statement of Income. The amounts deferred in Accumulated Other Comprehensive Loss associated with the Floating Rate Senior Notes interest rate hedge were frozen at the termination date and will be amortized over the original remaining term of the interest rate hedge instrument. The unamortized balance in Accumulated Other Comprehensive Loss was $17,043 as of January 1, 2011.

In the first quarter of 2010, the Company entered into two interest rate caps to hedge the risks associated with fluctuations in the 6-month LIBOR rate for the Floating Rate Senior Notes. The terms of the interest rate caps include: a total notional amount of $490,735, consisting of $240,735 and $250,000, respectively, an expiration date of December 2011, and a capped 6-month LIBOR interest rate of 4.26%.

The changes in fair value of derivatives excluded from the Company's effectiveness assessments and the ineffective portion of the changes in the fair value of derivatives used as cash flow hedges are reported in the "Selling, general and administrative expenses" line in the Consolidated Statements of Income. The Company recognized gains (losses) related to ineffectiveness of hedging relationships in 2010 of $6 related to interest rate contracts. The Company recognized gains (losses) related to ineffectiveness of hedging relationships in 2009 of $161, consisting of $152 for interest rate contracts and $9 for foreign exchange contracts. The Company recognized gains (losses) related to ineffectiveness of hedging relationships in 2008 of $(323), consisting of $(149) for interest rate contracts and $(174) for foreign exchange contracts.

Notes to Consolidated Financial Statements (Continued)

Years ended January 1, 2011, January 2, 2010 and January 3, 2009 (amounts in thousands, except per share data)

The effect of mark to market hedge derivative instruments on the Consolidated Statements of Income is as follows:

	Location of Gain (Loss) Recognized in Income on Derivative	Amount of Gain (Loss) Recognized in Income Year Ended		
		January 1, 2011	January 2, 2010	January 3, 2009
Foreign exchange contracts	Selling, general and administrative expenses	$ (2,073)	$ 3,846	$ (6,691)
Total		$ (2,073)	$ 3,846	$ (6,691)

(14) Fair Value of Assets and Liabilities

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability. A three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value, is utilized for disclosing the fair value of the Company's assets and liabilities. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques:

- Market approach — prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
- Cost approach — amount that would be required to replace the service capacity of an asset or replacement cost.
- Income approach — techniques to convert future amounts to a single present amount based on market expectations, including present value techniques, option-pricing and other models.

The Company primarily applies the market approach for commodity derivatives and for all defined benefit plan investment assets, and the income approach for interest rate and foreign currency derivatives for recurring fair value measurements and attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The determination of fair values incorporates various factors that include not only the credit standing of the counterparties involved and the impact of credit enhancements, but also the impact of the Company's nonperformance risk on its liabilities. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

As of January 1, 2011 and January 2, 2010, the Company held certain financial assets and liabilities that are required to be measured at fair value on a recurring basis. These consisted of the Company's derivative instruments related to interest rates and foreign exchange rates and defined benefit pension plan investment assets. The fair values of cotton derivatives are determined based on quoted prices in public markets and are categorized as Level 1. The fair values of interest rate and foreign exchange rate derivatives are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets and are categorized as Level 2. The fair values of defined benefit pension plan investments include: U.S. equity securities, certain foreign equity securities and debt securities that are determined based on quoted prices in public markets categorized as Level 1 certain foreign equity securities and debt securities that are determined based on inputs readily available in public markets or can be derived from information available in publicly quoted markets categorized as Level 2, and investments in hedge funds of funds and real estate investments that are based on unobservable inputs about which little or no market data exists that are classified as Level 3. There were no changes during 2010 to the Company's valuation techniques used to measure asset and liability fair values on a recurring basis. The hedge fund of funds and real estate investments have varying redemption terms of monthly, quarterly and annually, and have required notification periods ranging from 45 to 90 days.

As of January 1, 2011, the Company did not have any non-financial assets or liabilities that are required to be measured at fair value on a recurring basis.

Notes to Consolidated Financial Statements (Continued)

Years ended January 1, 2011, January 2, 2010 and January 3, 2009 (amounts in thousands, except per share data)

The following tables set forth by level within the fair value hierarchy the Company's financial assets and liabilities accounted for at fair value on a recurring basis.

	Assets (Liabilities) at Fair Value as of January 1, 2011		
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Defined benefit pension plan investment assets:			
Hedge fund of funds	$ —	$ —	$ 275,650
U.S. equity securities	157,661	—	—
Foreign equity securities	36,889	27,423	—
Debt securities	5,433	106,311	—
Real estate	—	—	23,180
Cash and other	2,621	—	—
	202,604	133,734	298,830
Derivative contracts:			
Interest rate derivative contracts	—	3	—
Foreign exchange derivative contracts	—	408	—
Foreign exchange derivative contracts	—	(1,345)	—
	—	(934)	—
Total	$ 202,604	$ 132,800	$ 298,830

	Assets (Liabilities) at Fair Value as of January 2, 2010		
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Defined benefit pension plan investment assets:			
Hedge fund of funds	$ —	$ —	$ 255,212
U.S. equity securities	143,603	—	—
Foreign equity securities	37,815	26,978	—
Debt securities	4,775	108,839	—
Real estate	—	—	19,990
Cash and other	15,378	—	—
	201,571	135,817	275,202
Derivative contracts:			
Foreign exchange derivative contracts	—	614	—
Foreign exchange derivative contracts	—	(539)	—
	—	75	—
Total	$ 201,571	$ 135,892	$ 275,202

The table below sets forth a summary of changes in the fair value of the Level 3 investment assets in 2010 and 2009.

	Hedge fund of funds	Real estate
Balance at January 3, 2009	$ 242,060	$ 27,975
Actual return on assets	33,152	(7,985)
Sale of assets	(20,000)	—
Balance at January 2, 2010	$ 255,212	$ 19,990
Actual return on assets	20,438	3,190
Sale of assets	—	—
Balance at January 1, 2011	$ 275,650	$ 23,180

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, trade accounts receivable, notes receivable and accounts payable approximated fair value as of January 1, 2011 and January 2, 2010. The fair value of debt was $2,060,828 and $1,881,868 as of January 1, 2011 and January 2, 2010 and had a carrying value of $2,080,735 and $1,892,235, respectively. The fair values were estimated using quoted market prices as provided in secondary markets which consider the Company's credit risk and market related conditions. The carrying amounts of the Company's notes payable approximated fair value as of January 1, 2011 and January 2, 2010, primarily due to the short-term nature of these instruments.

(15) Defined Benefit Pension Plans

At January 1, 2011, the Company's pension plans consisted of the Hanesbrands Inc. Pension Plan, various nonqualified retirement plans and international plans. Benefits under the Hanesbrands Inc. Pension Plan were frozen effective December 31, 2005.

Notes to Consolidated Financial Statements (Continued)

Years ended January 1, 2011, January 2, 2010 and January 3, 2009 (amounts in thousands, except per share data)

The annual cost (income) incurred by the Company for these defined benefit plans in 2010, 2009 and 2008, was $14,806, $21,293 and $(11,801), respectively. The components of net periodic benefit cost and other amounts recognized in other comprehensive loss of the Company's noncontributory defined benefit pension plans were as follows:

	Years Ended		
	January 1, 2011	January 2, 2010	January 3, 2009
Service cost	$ 1,225	$ 1,198	$ 1,136
Interest cost	49,337	50,755	51,412
Expected return on assets	(44,094)	(39,832)	(64,549)
Settlement cost	139	—	—
Amortization of:			
Prior service cost	26	26	39
Net actuarial loss	8,173	9,146	161
Net periodic benefit cost (income)	$ 14,806	$ 21,293	$ (11,801)
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income (Loss)			
Net (gain) loss	$ 6,605	$ (11,947)	$ 300,127
Prior service cost	(26)	(26)	(140)
Total recognized in other comprehensive loss (income)	6,579	(11,973)	299,987
Total recognized in net periodic benefit cost and other comprehensive loss (income)	$ 21,385	$ 9,320	$ 288,186

The estimated net loss and prior service credit for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2011 are $9,111 and $29, respectively.

The funded status of the Company's defined benefit pension plans at the respective year ends was as follows:

	January 1, 2011	January 2, 2010
Accumulated benefit obligation:		
Beginning of year	$ 899,208	$ 854,414
Service cost	1,225	1,198
Interest cost	49,337	50,755
Benefits paid	(56,859)	(57,782)
Impact of exchange rate change	1,939	2,711
Settlements	(1,284)	(5,394)
Actuarial loss	38,055	53,306
End of year	931,621	899,208
Fair value of plan assets:		
Beginning of year	612,590	564,705
Actual return on plan assets	67,624	92,805
Employer contributions	11,956	16,052
Benefits paid	(56,859)	(57,782)
Settlements	(1,284)	(5,744)
Impact of exchange rate change	1,141	2,554
End of year	635,168	612,590
Funded status	$ (296,453)	$ (286,618)

In the fourth quarter of 2010, the Company recognized a one-time out of period adjustment resulting from a review of census data for the Hanesbrands Inc. Pension Plan, which reduced the accumulated benefit obligation by $18,892 and accumulated other comprehensive loss by $11,359 (net of taxes). The impact of the adjustment was not considered material to any current year or prior year periods.

The total accumulated benefit obligation and the accumulated benefit obligation and fair value of plan assets for the Company's pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	January 1, 2011	January 2, 2010
Accumulated benefit obligation	$ 931,621	$ 899,208
Plans with accumulated benefit obligation in excess of plan assets		
Accumulated benefit obligation	931,621	898,997
Fair value of plan assets	635,168	612,317

Amounts recognized in the Company's Consolidated Balance Sheets consist of:

	January 1, 2011	January 2, 2010
Noncurrent assets	$ —	$ 51
Current liabilities	(2,177)	(3,591)
Noncurrent liabilities	(294,276)	(283,078)
Accumulated other comprehensive loss	(339,846)	(332,370)

Amounts recognized in accumulated other comprehensive loss consist of:

	January 1, 2011	January 2, 2010
Prior service cost	$ 139	$ 165
Actuarial loss	339,707	332,205
	$ 339,846	$ 332,370

Accrued benefit costs related to the Company's defined benefit pension plans are reported in the "Other noncurrent assets," "Accrued liabilities — Payroll and employee benefits" and "Pension and postretirement benefits" lines of the Consolidated Balance Sheets.

Notes to Consolidated Financial Statements *(Continued)*

Years ended January 1, 2011, January 2, 2010 and January 3, 2009 (amounts in thousands, except per share data)

(a) Measurement Date and Assumptions

A December 31 measurement date is used to value plan assets and obligations for the pension plans. In determining the discount rate, the Company utilizes, as a general benchmark, the single discount rate equivalent to discounting the expected cash flows from each plan using the yields at each duration from a published yield curve as of the measurement date. The expected long-term rate of return on plan assets was based on the Company's investment policy target allocation of the asset portfolio between various asset classes and the expected real returns of each asset class over various periods of time. The weighted average actuarial assumptions used in measuring the net periodic benefit cost and plan obligations for the periods presented were as follows:

	January 1, 2011	January 2, 2010	January 3, 2009
Net periodic benefit cost:			
Discount rate	5.78%	6.11%	6.34%
Long-term rate of return on plan assets	7.48	7.41	8.03
Rate of compensation increase (1)	3.70	3.38	3.63
Plan obligations:			
Discount rate	5.27%	5.78%	6.11%
Rate of compensation increase (1)	3.75	3.70	3.38

(1) The compensation increase assumption applies to the international plans and portions of the nonqualified retirement plans, as benefits under these plans were not frozen at January 1, 2011, January 2, 2010 and January 3, 2009.

(b) Plan Assets, Expected Benefit Payments, and Funding

The allocation of pension plan assets as of the respective period end measurement dates is as follows:

	January 1, 2011	January 2, 2010
Asset category:		
Hedge fund of funds	43%	42%
U.S. equity securities	25	23
Debt securities	18	19
Foreign equity securities	10	11
Real estate	4	3
Cash and other	—	2

The Company's asset strategy and primary investment objective are to maximize the principal value of the plan assets to meet current and future benefit obligations to plan participants and their beneficiaries. To accomplish this goal, the assets of the plan are broadly diversified to protect against large investment losses and to reduce the likelihood of excessive volatility of returns. Diversification of assets is achieved through strategic allocations to various asset classes, as well as various investment styles within these asset classes, and by retaining multiple, third-party investment management firms with complementary investment styles and philosophies to implement these allocations. The Company has established a target asset allocation based upon analysis of risk/return tradeoffs and correlations of asset mixes given long-term historical data, prospective capital market returns and forecasted liabilities of the plans. The target asset allocation approximates the actual asset allocation as of January 1, 2011. In addition to volatility protection, diversification enables the assets of the plan the best opportunity to provide adequate returns in order to meet the Company's investment return objectives. These objectives include, over a rolling five-year period, to achieve a total return which exceeds the required actuarial rate of return for the plan and to outperform a passive portfolio, consisting of a similar asset allocation.

The Company utilizes market data or assumptions that market participants would use in pricing the pension plan assets. Effective January 2, 2010, the Company adopted new pension disclosure rules. In accordance with these rules, a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value, is utilized for disclosing the fair value of the Company's pension plan assets. At January 1, 2011, the Company had $202,604 classified as Level 1 assets, $133,734 classified as Level 2 assets and $298,830 classified as Level 3 assets. At January 2, 2010, the Company had $201,571 classified as Level 1 assets, $135,817 classified as Level 2 assets and $275,202 classified as Level 3 assets. The Level 1 assets consisted primarily of U.S. equity securities, certain debt securities, certain foreign equity securities and cash and cash equivalents, Level 2 assets consisted primarily of certain debt securities and certain foreign equity securities, and Level 3 assets consisted primarily of hedge fund of funds and real estate investments. Refer to Note 14 for the Company's complete disclosure of the fair value of pension plan assets.

The Company expects to make a $7,000 to $9,000 contribution to the Hanesbrands Inc. Pension Plan in 2011 based on a preliminary calculation by its actuary. Expected benefit payments are as follows: $50,993 in 2011, $50,430 in 2012, $50,341 in 2013, $52,510 in 2014, $53,392 in 2015 and $280,310 thereafter.

Notes to Consolidated Financial Statements (Continued)

Years ended January 1, 2011, January 2, 2010 and January 3, 2009 (amounts in thousands, except per share data)

(16) Income Taxes

The provision for income tax computed by applying the U.S. statutory rate to income before taxes as reconciled to the actual provisions were:

	Years Ended		
	January 1, 2011	January 2, 2010	January 3, 2009
Income before income tax expense:			
Domestic	12.1%	(142.8)%	0.6%
Foreign	87.9	242.8	99.4
	100.0%	100.0%	100.0%
Tax expense at U.S. statutory rate	35.0%	35.0%	35.0%
State income taxes	1.2	(3.4)	0.6
Tax on remittance of foreign earnings	2.5	33.9	1.5
Foreign taxes less than U.S. statutory rate	(24.5)	(46.4)	(16.3)
Change in state effective tax rate	—	(14.1)	—
Employee benefits	1.3	10.6	0.6
Change in valuation allowance	3.0	(9.9)	2.1
Release of unrecognized tax benefit reserves	(8.8)	—	—
Other, net	(0.1)	6.3	(1.5)
Taxes at effective worldwide tax rates	9.6%	12.0%	22.0%

Current and deferred tax provisions (benefits) were:

	Current	Deferred	Total
Year ended January 1, 2011			
Domestic	$ (14,268)	$ 17,340	$ 3,072
Foreign	23,157	(8,077)	15,080
State	(2,245)	6,531	4,286
	$ 6,644	$ 15,794	$ 22,438
Year ended January 2, 2010			
Domestic	$ —	$ 6,727	$ 6,727
Foreign	15,783	(9,503)	6,280
State	362	(6,376)	(6,014)
	$ 16,145	$ (9,152)	$ 6,993
Year ended January 3, 2009			
Domestic	$ 13,531	$ (3,672)	$ 9,859
Foreign	20,285	4,264	24,549
State	3,497	(2,037)	1,460
	$ 37,313	$ (1,445)	$ 35,868

	Years Ended		
	January 1, 2011	January 2, 2010	January 3, 2009
Cash payments for income taxes	$ 23,350	$ 15,163	$ 32,767

Cash payments above represent cash tax payments made by the Company primarily in foreign jurisdictions.

The deferred tax assets and liabilities at the respective year-ends were as follows:

	January 1, 2011	January 2, 2010
Deferred tax assets:		
Nondeductible reserves	$ 5,165	$ 10,962
Inventories	93,972	84,964
Property and equipment	—	6,266
Intangibles	135,438	156,696
Bad debt allowance	11,404	13,170
Accrued expenses	13,049	11,590
Employee benefits	170,247	160,671
Tax credits	11,064	11,312
Net operating loss and other tax carryforwards	41,864	40,192
Derivatives	7,204	13,976
Other	16,305	6,275
Gross deferred tax assets	505,712	516,074
Less valuation allowances	(27,064)	(21,556)
Deferred tax assets	478,648	494,518
Deferred tax liabilities:		
Property and equipment	4,204	—
Prepaids	5,473	2,718
Deferred tax liabilities	9,677	2,718
Net deferred tax assets	$ 468,971	$ 491,800

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances.

The valuation allowance for deferred tax assets as of January 1, 2011 and January 2, 2010 was $27,064 and $21,556, respectively. The net change in the total valuation allowance for 2010 was $5,508 which, including foreign currency fluctuations, related to foreign loss carryforwards generated partially offset by favorable financial performance in certain foreign jurisdictions. The net change in the total valuation allowance for 2009 was $(2,171) which, including foreign currency fluctuations, consisted of a release of $(6,816) related to favorable financial performance in certain foreign jurisdictions partially offset by foreign loss carryforwards generated.

The valuation allowance at January 1, 2011 and January 2, 2010 relates to deferred tax assets established for foreign loss carryforwards of $25,560 and $21,556, respectively.

Notes to Consolidated Financial Statements (Continued)

Years ended January 1, 2011, January 2, 2010 and January 3, 2009 (amounts in thousands, except per share data)

At January 1, 2011, the Company has total net operating loss carryforwards of approximately $113,223 for foreign jurisdictions, which will expire as follows:

Fiscal Year:	
2011	$ 3,188
2012	5,724
2013	23,925
2014	9,503
2015	11,979
Thereafter	58,904

At January 1, 2011, the Company had tax credit carryforwards totaling $11,064 which expire after 2019.

At January 1, 2011, applicable U.S. federal income taxes and foreign withholding taxes have not been provided on the accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested. If these earnings had not been permanently reinvested, deferred taxes of approximately $231,000 would have been recognized in the Consolidated Financial Statements.

The Company and Sara Lee entered into a tax sharing agreement in connection with the spin off of the Company from Sara Lee on September 5, 2006. In accordance with section 2.12 of the tax sharing agreement, the Company recorded a liability of approximately $15,000 to Sara Lee for amounts related to income generated prior to the spin off from Sara Lee which were repatriated in periods since the spin off. The liability is included in Accounts payable in the Consolidated Balance Sheet as of January 1, 2011 resulting in a reduction to Additional paid-in capital. Except for amounts reflected in this Note 16, to the best of the Company's knowledge, there are no other amounts owed to or from Sara Lee under the tax sharing agreement.

In 2010, the Company recognized a benefit of $20,504 which resulted from a change in estimate associated with the remeasurement of unrecognized tax benefit accruals and the determination that certain tax positions had been effectively settled following the finalization of tax reviews and audits for amounts less than originally estimated. Although it is not reasonably possible to estimate the amount by which unrecognized tax benefits may increase or decrease within the next twelve months due to uncertainties regarding the timing of examinations and the amount of settlements that may be paid, if any, to tax authorities, the Company currently does not expect any changes for unrecognized tax benefits accrued at January 1, 2011 within the next twelve months.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 3, 2009	$ 25,182
Additions based on tax positions related to the current year	12,677
Additions for tax positions of prior years	2,520
Reductions for tax positions of prior years	(450)
Balance at January 2, 2010	39,929
Additions based on tax positions related to the current year	10,312
Reductions for tax positions of prior years	(20,504)
Balance at January 1, 2011	$ 29,737

Included in unrecognized tax benefits are $29,737 of tax benefits that, if recognized, would reduce the Company's annual effective tax rate. The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company recognized $1,386, $1,010 and $647 for interest and penalties classified as income tax expense in the Consolidated Statement of Income for 2010, 2009 and 2008, respectively. At January 1, 2011 and January 2, 2010, the Company had a total of $4,687 and $2,377, respectively, of interest and penalties accrued related to unrecognized tax benefits.

The Company files a consolidated U.S. federal income tax return, as well as separate and combined income tax returns in numerous state and foreign jurisdictions. The tax years subject to examination vary by jurisdiction. The Company regularly assesses the outcomes of both ongoing and future examinations for the current or prior years to ensure the Company's provision for income taxes is sufficient. The Company recognizes liabilities based on estimates of whether additional taxes will be due and believes its reserves are adequate in relation to any potential assessments.

Under the tax sharing agreement with Sara Lee discussed above, within 180 days after Sara Lee filed its final consolidated tax return for the period that included September 5, 2006, Sara Lee was required to deliver to the Company a computation of the amount of deferred taxes attributable to the Company's United States and Canadian operations that would be included on the Company's opening balance sheet as of September 6, 2006 ("as finally determined") which has been done. The Company has the right to participate in the computation of the amount of deferred taxes. Under the tax sharing agreement, if substituting the amount of deferred taxes as finally determined for the amount of estimated deferred taxes that were included on that balance sheet at the time of the spin off causes a decrease in the net book value reflected on that balance sheet, then Sara Lee will be required to pay the Company the amount of such decrease. If such substitution causes an increase in the net book value reflected on that balance sheet, then the Company will be required to pay Sara Lee the amount of such increase. For purposes of this computation, the Company's deferred taxes are the amount of deferred tax benefits (including

Years ended January 1, 2011, January 2, 2010 and January 3, 2009 (amounts in thousands, except per share data)

deferred tax consequences attributable to deductible temporary differences and carryforwards) that would be recognized as assets on the Company's balance sheet computed in accordance with GAAP, but without regard to valuation allowances, less the amount of deferred tax liabilities (including deferred tax consequences attributable to taxable temporary differences) that would be recognized as liabilities on the Company's opening balance sheet computed in accordance with GAAP, but without regard to valuation allowances. Neither the Company nor Sara Lee will be required to make any other payments to the other with respect to deferred taxes.

Based on the Company's computation of the final amount of deferred taxes for the Company's opening balance sheet as of September 6, 2006, the amount that is expected to be collected from Sara Lee based on the Company's computation of $72,223, which reflects a preliminary cash installment received from Sara Lee of $18,000, is included as a receivable in Other current assets in the Consolidated Balance Sheet as of January 1, 2011 and January 2, 2010. The Company and Sara Lee exchanged information in connection with this matter, but Sara Lee disagreed with the Company's computation. In accordance with the dispute resolution provisions of the tax sharing agreement, in August 2009, the Company submitted the dispute to binding arbitration. The arbitration process is ongoing, and the Company will continue to prosecute its claim. The Company does not believe that the resolution of this dispute will have a material impact on the Company's financial position, results of operations or cash flows.

(17) Stockholders' Equity

The Company is authorized to issue up to 500,000 shares of common stock, par value $0.01 per share, and up to 50,000 shares of preferred stock, par value $0.01 per share, and the Company's board of directors may, without stockholder approval, increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Company is authorized to issue. At January 1, 2011 and January 2, 2010, 96,207 and 95,397 shares, respectively, of common stock were issued and outstanding and no shares of preferred stock were issued or outstanding. Included within the 50,000 shares of preferred stock, 500 shares are designated Junior Participating Preferred Stock, Series A (the "Series A Preferred Stock") and reserved for issuance upon the exercise of rights under the rights agreement described below.

On February 1, 2007, the Company announced that the Board of Directors granted authority for the repurchase of up to 10,000 shares of the Company's common stock. Share repurchases are made periodically in open-market transactions, and are subject to market conditions, legal requirements and other factors. Additionally, management has been granted authority to establish a trading plan under Rule 10b5-1 of the Exchange Act in connection with share repurchases, which will allow the Company to repurchase shares in the open market during periods in which the stock trading window is otherwise closed for our company and certain of the Company's officers and employees pursuant to the Company's insider trading policy. Since inception of the program, the Company has purchased 2,800 shares of common stock at a cost of $74,747 (average price of $26.33). The primary objective of the share repurchase program is to reduce the impact of dilution caused by the exercise of options and vesting of stock unit awards.

Preferred Stock Purchase Rights

Pursuant to a stockholder rights agreement entered into by the Company prior to the spin off, one preferred stock purchase right will be distributed with and attached to each share of the Company's common stock. Each right will entitle its holder, under the circumstances described below, to purchase from the Company one one-thousandth of a share of the Series A Preferred Stock at an exercise price of $75 per right. Initially, the rights will be associated with the Company's common stock, and will be transferable with and only with the transfer of the underlying share of common stock. Until a right is exercised, its holder, as such, will have no rights as a stockholder with respect to such rights, including, without limitation, the right to vote or to receive dividends.

The rights will become exercisable and separately certificated only upon the rights distribution date, which will occur upon the earlier of: (i) ten days following a public announcement by the Company that a person or group (an "acquiring person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of its outstanding shares of common stock (the date of the announcement being the "stock acquisition date"); or (ii) ten business days (or later if so determined by our board of directors) following the commencement of or public disclosure of an intention to commence a tender offer or exchange offer by a person if, after acquiring the maximum number of securities sought pursuant to such offer, such person, or any affiliate or associate of such person, would acquire, or obtain the right to acquire, beneficial ownership of 15% or more of our outstanding shares of the Company's common stock.

Upon the Company's public announcement that a person or group has become an acquiring person, each holder of a right (other than any acquiring person and certain related parties, whose rights will have automatically become null and void) will have the right to receive, upon exercise, common stock with a value equal to two times the exercise price of the right. In the event of certain business combinations, each holder of a right (except rights which previously have been voided as described above) will have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the right.

Notes to Consolidated Financial Statements (Continued)

Years ended January 1, 2011, January 2, 2010 and January 3, 2009 (amounts in thousands, except per share data)

The Company may redeem the rights in whole, but not in part, at a price of $0.001 per right (subject to adjustment and payable in cash, common stock or other consideration deemed appropriate by the board of directors) at any time prior to the earlier of the stock acquisition date and the rights expiration date. Immediately upon the action of the board of directors authorizing any redemption, the rights will terminate and the holders of rights will only be entitled to receive the redemption price. At any time after a person becomes an acquiring person and prior to the earlier of (i) the time any person, together with all affiliates and associates, becomes the beneficial owner of 50% or more of the Company's outstanding common stock and (ii) the occurrence of a business combination, the board of directors may cause the Company to exchange for all or part of the then-outstanding and exercisable rights shares of its common stock at an exchange ratio of one common share per right, adjusted to reflect any stock split, stock dividend or similar transaction.

(18) Business Segment Information

The Company's operations are managed and reported in five operating segments, each of which is a reportable segment for financial reporting purposes: Innerwear, Outerwear, Hosiery, Direct to Consumer and International. These segments are organized principally by product category, geographic location and distribution channel. Each segment has its own management that is responsible for the operations of the segment's businesses but the segments share a common supply chain and media and marketing platforms. In October 2009, the Company completed the sale of its yarn operations and, as a result, the Company no longer has net sales in the Other segment, which was primarily comprised of sales of yarn to third parties.

The types of products and services from which each reportable segment derives its revenues are as follows:

- Innerwear sells basic branded products that are replenishment in nature under the product categories of women's intimate apparel, men's underwear, kids' underwear and socks.
- Outerwear sells basic branded products that are primarily seasonal in nature under the product categories of casualwear and activewear.
- Hosiery sells products in categories such as pantyhose, knee highs and tights.
- Direct to Consumer includes the Company's value-based ("outlet") stores and Internet operations which sell products from the Company's portfolio of leading brands. The Company's Internet operations are supported by its catalogs.
- International primarily relates to the Latin America, Asia, Canada, Europe and South America geographic locations which sell products that span across the Innerwear, Outerwear and Hosiery reportable segments.

The Company evaluates the operating performance of its segments based upon segment operating profit, which is defined as operating profit before general corporate expenses, amortization of trademarks and other identifiable intangibles and restructuring and related accelerated depreciation charges and inventory write-offs. The accounting policies of the segments are consistent with those described in Note 2, "Summary of Significant Accounting Policies."

	Years Ended		
	January 1, 2011	January 2, 2010	January 3, 2009
Net sales:			
Innerwear	$ 2,012,922	$ 1,833,616	$ 1,947,167
Outerwear	1,259,935	1,051,735	1,196,155
Hosiery	166,780	185,710	217,391
Direct to Consumer	377,847	369,739	370,163
International	509,229	437,804	496,170
Other	—	12,671	21,724
Total net sales	$ 4,326,713	$ 3,891,275	$ 4,248,770

	Years Ended		
	January 1, 2011	January 2, 2010	January 3, 2009
Segment operating profit (loss):			
Innerwear	$ 263,368	$ 234,352	$ 223,420
Outerwear	77,656	53,050	66,149
Hosiery	53,583	61,070	68,696
Direct to Consumer	25,880	37,178	44,541
International	59,368	44,688	64,349
Other	—	(2,164)	328
Total segment operating profit	479,855	428,174	467,483
Items not included in segment operating profit (loss):			
General corporate expenses	(63,158)	(75,127)	(45,177)
Amortization of trademarks and other identifiable intangibles	(12,509)	(12,443)	(12,019)
Restructuring	—	(53,888)	(50,263)
Inventory write-offs included in cost of sales	—	(4,135)	(18,696)
Accelerated depreciation included in cost of sales	—	(8,641)	(23,862)
Accelerated depreciation included in selling, general and administrative expenses	—	(3,084)	14
Total operating profit	404,188	270,856	317,480
Other (expense) income	(20,221)	(49,301)	634
Interest expense, net	(150,236)	(163,279)	(155,077)
Income before income tax expense	$ 233,731	$ 58,276	$ 163,037

Notes to Consolidated Financial Statements (Continued)

Years ended January 1, 2011, January 2, 2010 and January 3, 2009 (amounts in thousands, except per share data)

	January 1, 2011	January 2, 2010
Assets:		
Innerwear	$ 1,269,839	$ 1,101,632
Outerwear	828,142	707,118
Hosiery	71,496	83,662
Direct to Consumer	88,623	80,243
International	278,757	221,504
Other	—	1,622
	2,536,857	2,195,781
Corporate (1)	1,253,145	1,130,783
Total assets	$ 3,790,002	$ 3,326,564

	Years Ended		
	January 1, 2011	January 2, 2010	January 3, 2009
Depreciation and amortization expense:			
Innerwear	$ 35,095	$ 36,328	$ 39,949
Outerwear	21,709	21,988	25,092
Hosiery	2,627	3,831	5,778
Direct to Consumer	6,116	5,621	3,713
International	2,096	2,071	2,288
Other	—	169	802
	67,643	70,008	77,622
Corporate	18,969	26,747	37,523
Total depreciation and amortization expense	$ 86,612	$ 96,755	$ 115,145

	Years Ended		
	January 1, 2011	January 2, 2010	January 3, 2009
Additions to long-lived assets:			
Innerwear	$ 49,319	$ 49,061	$ 70,808
Outerwear	38,000	59,048	84,412
Hosiery	550	711	781
Direct to Consumer	11,679	8,914	11,152
International	2,543	1,504	2,693
Other	—	16	46
	102,091	119,254	169,892
Corporate	4,149	7,571	17,065
Total additions to long-lived assets	$ 106,240	$ 126,825	$ 186,957

(1) Principally cash and equivalents, certain fixed assets, net deferred tax assets, goodwill, trademarks and other identifiable intangibles, and certain other noncurrent assets.

Sales to Wal-Mart, Target and Kohl's were substantially in the Innerwear and Outerwear segments and represented 26%, 17% and 6% of total sales in 2010, respectively.

Worldwide sales by product category for Innerwear, Outerwear and Hosiery were $2,616,865, $1,485,152 and $224,696, respectively, in 2010.

(19) Geographic Area Information

	Years Ended or at					
	January 1, 2011		January 2, 2010		January 3, 2009	
	Sales	Long-Lived Assets	Sales	Long-Lived Assets	Sales	Long-Lived Assets
United States	$ 3,819,296	$ 176,035	$ 3,447,751	$ 185,821	$ 3,748,382	$ 237,841
Mexico	77,104	2,004	65,832	1,672	68,453	7,097
Central America and the Caribbean Basin	3,905	265,625	10,419	260,564	13,550	232,625
Japan	96,543	485	94,037	240	98,251	311
Canada	144,154	5,159	124,197	5,084	139,971	4,817
Europe	66,543	464	59,679	520	93,560	489
Brazil	57,078	792	44,957	678	44,197	500
China	15,246	138,254	10,197	114,100	9,397	72,654
Other	46,844	42,436	34,206	34,147	33,009	31,855
	$ 4,326,713	$ 631,254	$ 3,891,275	$ 602,826	$ 4,248,770	$ 588,189

The net sales by geographic region is attributed by customer location.

Notes to Consolidated Financial Statements (Continued)

Years ended January 1, 2011, January 2, 2010 and January 3, 2009 (amounts in thousands, except per share data)

(20) Quarterly Financial Data (Unaudited)

	First	Second	Third	Fourth	Total
2010					
Net sales	$927,840	$1,075,852	$1,173,362	$1,149,659	$4,326,713
Gross profit	327,430	374,806	363,875	348,658	1,414,769
Net income	36,513	85,412	61,312	28,056	211,293
Basic earnings per share	0.38	0.89	0.64	0.29	2.19
Diluted earnings per share	0.37	0.87	0.63	0.29	2.16
2009					
Net sales	$857,841	$986,022	$1,058,673	$988,739	$3,891,275
Gross profit	257,876	327,391	356,680	323,327	1,265,274
Net income (loss)	(19,328)	30,555	41,138	(1,082)	51,283
Basic earnings (loss) per share	(0.20)	0.32	0.43	(0.01)	0.54
Diluted earnings (loss) per share	(0.20)	0.32	0.43	(0.01)	0.54

The amounts above include the impact of restructuring as described in Note 22 to the consolidated financial statements.

(21) Consolidating Financial Information

In accordance with the indenture governing the Company's $500,000 Floating Rate Senior Notes issued on December 14, 2006, the indenture governing the Company's $500,000 8% Senior Notes issued on December 10, 2009 and the indenture governing the Company's $1,000,000 6.375% Senior Notes issued on November 9, 2010 (together, the "Indentures"), certain of the Company's subsidiaries have guaranteed the Company's obligations under the Floating Rate Senior Notes, the 8% Senior Notes and the 6.375% Senior Notes, respectively. The following presents the condensed consolidating financial information separately for:

(i) Parent Company, the issuer of the guaranteed obligations. Parent Company includes Hanesbrands Inc. and its 100% owned operating divisions which are not legal entities, and excludes its subsidiaries which are legal entities;

(ii) Guarantor subsidiaries, on a combined basis, as specified in the Indentures;

(iii) Non-guarantor subsidiaries, on a combined basis;

(iv) Consolidating entries and eliminations representing adjustments to (a) eliminate intercompany transactions between or among Parent Company, the guarantor subsidiaries and the non-guarantor subsidiaries, (b) eliminate intercompany profit in inventory, (c) eliminate the investments in our subsidiaries and (d) record consolidating entries; and

(v) Parent Company, on a consolidated basis.

The Floating Rate Senior Notes, the 8% Senior Notes and the 6.375% Senior Notes are fully and unconditionally guaranteed on a joint and several basis by each guarantor subsidiary, each of which is wholly owned, directly or indirectly, by Hanesbrands Inc. Each entity in the consolidating financial information follows the same accounting policies as described in the consolidated financial statements, except for the use by the Parent Company and guarantor subsidiaries of the equity method of accounting to reflect ownership interests in subsidiaries which are eliminated upon consolidation.

Notes to Consolidated Financial Statements (Continued)

Years ended January 1, 2011, January 2, 2010 and January 3, 2009 (amounts in thousands, except per share data)

	Consolidating Statement of Income Year Ended January 1, 2011				
	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Entries and Eliminations	Consolidated
Net sales	$ 4,018,341	$ 470,527	$ 3,025,488	$ (3,187,643)	$ 4,326,713
Cost of sales	3,268,900	187,657	2,672,497	(3,217,110)	2,911,944
Gross profit	749,441	282,870	352,991	29,467	1,414,769
Selling, general and administrative expenses	793,210	99,636	116,713	1,022	1,010,581
Operating profit (loss)	(43,769)	183,234	236,278	28,445	404,188
Equity in earnings (loss) of subsidiaries	396,080	155,925	—	(552,005)	—
Other expense	20,221	—	—	—	20,221
Interest expense, net	138,746	(90)	11,584	(4)	150,236
Income (loss) before income tax expense (benefit)	193,344	339,249	224,694	(523,556)	233,731
Income tax expense (benefit)	(17,949)	27,625	12,762	—	22,438
Net income (loss)	$ 211,293	$ 311,624	$ 211,932	$ (523,556)	$ 211,293

	Consolidating Statement of Income Year Ended January 2, 2010				
	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Entries and Eliminations	Consolidated
Net sales	$ 3,911,759	$ 429,717	$ 2,707,159	$ (3,157,360)	$ 3,891,275
Cost of sales	3,201,313	157,800	2,402,017	(3,135,129)	2,626,001
Gross profit	710,446	271,917	305,142	(22,231)	1,265,274
Selling, general and administrative expenses	743,907	88,993	105,366	2,264	940,530
Restructuring	48,319	—	5,569	—	53,888
Operating profit (loss)	(81,780)	182,924	194,207	(24,495)	270,856
Equity in earnings (loss) of subsidiaries	294,200	102,506	—	(396,706)	—
Other expense	49,301	—	—	—	49,301
Interest expense, net	123,760	21,284	18,235	—	163,279
Income (loss) before income tax expense (benefit)	39,359	264,146	175,972	(421,201)	58,276
Income tax expense (benefit)	(11,924)	3,843	15,074	—	6,993
Net income (loss)	$ 51,283	$ 260,303	$ 160,898	$ (421,201)	$ 51,283

	Consolidating Statement of Income Year Ended January 3, 2009				
	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Entries and Eliminations	Consolidated
Net sales	$ 4,456,838	$ 432,209	$ 2,839,424	$ (3,479,701)	$ 4,248,770
Cost of sales	3,520,096	169,115	2,537,883	(3,355,674)	2,871,420
Gross profit	936,742	263,094	301,541	(124,027)	1,377,350
Selling, general and administrative expenses	839,023	76,139	94,281	164	1,009,607
Restructuring	34,313	375	15,575	—	50,263
Operating profit (loss)	63,406	186,580	191,685	(124,191)	317,480
Equity in earnings (loss) of subsidiaries	170,714	128,359	—	(299,073)	—
Other income	(634)	—	—	—	(634)
Interest expense, net	103,919	33,462	17,696	—	155,077
Income (loss) before income tax expense	130,835	281,477	173,989	(423,264)	163,037
Income tax expense	3,666	9,312	22,890	—	35,868
Net income (loss)	$ 127,169	$ 272,165	$ 151,099	$ (423,264)	$ 127,169

Notes to Consolidated Financial Statements (Continued)

Years ended January 1, 2011, January 2, 2010 and January 3, 2009 (amounts in thousands, except per share data)

	Condensed Consolidating Balance Sheet January 1, 2011				
	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Entries and Eliminations	Consolidated
Assets:					
Cash and cash equivalents	$ 17,535	$ 2,039	$ 24,097	$ —	$ 43,671
Trade accounts receivable less allowances	50,375	35,256	417,612	—	503,243
Inventories	954,073	100,435	355,908	(87,697)	1,322,719
Deferred tax assets and other current assets	255,880	13,480	8,894	(216)	278,038
Total current assets	1,277,863	151,210	806,511	(87,913)	2,147,671
Property, net	118,596	47,842	464,816	—	631,254
Trademarks and other identifiable intangibles, net	16,006	141,635	20,981	—	178,622
Goodwill	232,882	124,214	73,048	—	430,144
Investments in subsidiaries	1,542,231	886,349	—	(2,428,580)	—
Deferred tax assets and other noncurrent assets	115,500	350,862	146,859	(210,910)	402,311
Total assets	$ 3,303,078	$ 1,702,112	$ 1,512,215	$ (2,727,403)	$ 3,790,002
Liabilities and Stockholders' Equity:					
Accounts payable	$ 243,169	$ 17,198	$ 152,002	$ —	$ 412,369
Accrued liabilities	150,831	55,502	69,979	(9)	276,303
Notes payable	—	—	50,678	—	50,678
Current portion of debt	—	—	90,000	—	90,000
Total current liabilities	394,000	72,700	362,659	(9)	829,350
Long-term debt	1,990,735	—	—	—	1,990,735
Other noncurrent liabilities	355,669	35,072	16,502	—	407,243
Total liabilities	2,740,404	107,772	379,161	(9)	3,227,328
Stockholders' equity	562,674	1,594,340	1,133,054	(2,727,394)	562,674
Total liabilities and stockholders' equity	$ 3,303,078	$ 1,702,112	$ 1,512,215	$ (2,727,403)	$ 3,790,002

	Condensed Consolidating Balance Sheet January 2, 2010				
	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Entries and Eliminations	Consolidated
Assets:					
Cash and cash equivalents	$ 12,805	$ 1,646	$ 24,492	$ —	$ 38,943
Trade accounts receivable less allowances	47,654	5,973	398,807	(1,893)	450,541
Inventories	838,685	52,165	291,062	(132,708)	1,049,204
Deferred tax assets and other current assets	233,073	13,605	37,643	(452)	283,869
Total current assets	1,132,217	73,389	752,004	(135,053)	1,822,557
Property, net	154,476	17,787	430,563	—	602,826
Trademarks and other identifiable intangibles, net	20,677	109,833	5,704	—	136,214
Goodwill	232,882	16,934	72,186	—	322,002
Investments in subsidiaries	927,105	730,159	—	(1,657,264)	—
Deferred tax assets and other noncurrent assets	371,287	153,617	29,259	(111,198)	442,965
Total assets	$ 2,838,644	$ 1,101,719	$ 1,289,716	$ (1,903,515)	$ 3,326,564
Liabilities and Stockholders' Equity:					
Accounts payable	$ 172,802	$ 5,237	$ 88,285	$ 85,647	$ 351,971
Accrued liabilities	207,079	22,902	65,689	(35)	295,635
Notes payable	—	—	66,681	—	66,681
Current portion of debt	64,688	—	100,000	—	164,688
Total current liabilities	444,569	28,139	320,655	85,612	878,975
Long-term debt	1,727,547	—	—	—	1,727,547
Other noncurrent liabilities	331,809	3,626	45,597	4,291	385,323
Total liabilities	2,503,925	31,765	366,252	89,903	2,991,845
Stockholders' equity	334,719	1,069,954	923,464	(1,993,418)	334,719
Total liabilities and stockholders' equity	$ 2,838,644	$ 1,101,719	$ 1,289,716	$ (1,903,515)	$ 3,326,564

Notes to Consolidated Financial Statements (Continued)

Years ended January 1, 2011, January 2, 2010 and January 3, 2009 (amounts in thousands, except per share data)

	Condensed Consolidating Statement of Cash Flows Year Ended January 1, 2011				
	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Entries and Eliminations	Consolidated
Net cash provided by (used in) operating activities	$ 381,450	$ 162,475	$ 139,614	$ (550,485)	$ 133,054
Investing activities:					
Purchases of property, plant and equipment	(25,813)	(11,403)	(69,024)	—	(106,240)
Acquisition of business, net of cash acquired	—	(222,878)	—	—	(222,878)
Proceeds from sales of assets	44,269	—	1,373	—	45,642
Other	(519)	—	—	—	(519)
Net cash provided by (used in) investing activities	17,937	(234,281)	(67,651)	—	(283,995)
Financing activities:					
Borrowings on notes payable	—	—	1,394,782	—	1,394,782
Repayments on notes payable	—	—	(1,411,295)	—	(1,411,295)
Payments to amend and refinance credit facilities	(23,833)	—	—	—	(23,833)
Borrowings on revolving loan facility	2,228,500	—	—	—	2,228,500
Repayments on revolving loan facility	(2,280,000)	—	—	—	(2,280,000)
Repayment of debt under 2009 Senior Secured Credit Facility	(750,000)	—	—	—	(750,000)
Issuance of 6.375% Senior Notes	1,000,000	—	—	—	1,000,000
Borrowings on Accounts Receivable Securitization Facility	—	—	207,290	—	207,290
Repayments on Accounts Receivable Securitization Facility	—	—	(217,290)	—	(217,290)
Proceeds from stock options exercised	5,938	—	—	—	5,938
Other	1,639	—	(46)	—	1,593
Net transactions with related entities	(576,901)	72,199	(45,783)	550,485	—
Net cash provided by (used in) financing activities	(394,657)	72,199	(72,342)	550,485	155,685
Effect of changes in foreign exchange rates on cash	—	—	(16)	—	(16)
Increase (decrease) in cash and cash equivalents	4,730	393	(395)	—	4,728
Cash and cash equivalents at beginning of year	12,805	1,646	24,492	—	38,943
Cash and cash equivalents at end of year	$ 17,535	$ 2,039	$ 24,097	$ —	$ 43,671

Notes to Consolidated Financial Statements (Continued)

Years ended January 1, 2011, January 2, 2010 and January 3, 2009 (amounts in thousands, except per share data)

	Condensed Consolidating Statement of Cash Flows Year Ended January 2, 2010				
	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Entries and Eliminations	Consolidated
Net cash provided by (used in) operating activities	$ 170,296	$ 497,035	$ 140,743	$ (393,570)	$ 414,504
Investing activities:					
Purchases of property, plant and equipment	(21,442)	(8,036)	(97,347)	—	(126,825)
Proceeds from sales of assets	32,931	—	5,034	—	37,965
Other	(148)	16	—	148	16
Net cash provided by (used in) investing activities	11,341	(8,020)	(92,313)	148	(88,844)
Financing activities:					
Borrowings on notes payable	—	—	1,628,764	—	1,628,764
Repayments on notes payable	—	—	(1,624,139)	—	(1,624,139)
Incurrence of debt under 2009 Senior Secured Credit Facility	750,000	—	—	—	750,000
Payments to amend and refinance credit facilities	(71,826)	—	(3,150)	—	(74,976)
Borrowings on revolving loan facility	2,034,026	—	—	—	2,034,026
Repayments on revolving loan facility	(1,982,526)	—	—	—	(1,982,526)
Repayment of debt under 2006 Senior Secured Credit Facility	(990,250)	(450,000)	—	—	(1,440,250)
Issuance of 8% Senior Notes	500,000	—	—	—	500,000
Repurchase of Floating Rate Senior Notes	(2,788)	—	—	—	(2,788)
Borrowings on Accounts Receivable Securitization Facility	—	—	183,451	—	183,451
Repayments on Accounts Receivable Securitization Facility	—	—	(326,068)	—	(326,068)
Proceeds from stock options exercised	1,179	—	—	—	1,179
Other	(815)	—	(32)	—	(847)
Net transactions with related entities	(422,042)	(39,724)	68,344	393,422	—
Net cash provided by (used in) financing activities	(185,042)	(489,724)	(72,830)	393,422	(354,174)
Effect of changes in foreign exchange rates on cash	—	—	115	—	115
Decrease in cash and cash equivalents	(3,405)	(709)	(24,285)	—	(28,399)
Cash and cash equivalents at beginning of year	16,210	2,355	48,777	—	67,342
Cash and cash equivalents at end of year	$ 12,805	$ 1,646	$ 24,492	$ —	$ 38,943

Notes to Consolidated Financial Statements (Continued)

Years ended January 1, 2011, January 2, 2010 and January 3, 2009 (amounts in thousands, except per share data)

	Condensed Consolidating Statement of Cash Flows Year Ended January 3, 2009				
	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Entries and Eliminations	Consolidated
Net cash provided by (used in) operating activities	$ 18,786	$ 139,463	$ 319,393	$ (300,245)	$ 177,397
Investing activities:					
Purchases of property, plant and equipment	(32,129)	(10,813)	(144,015)	—	(186,957)
Acquisition of businesses, net of cash acquired	—	—	(14,655)	—	(14,655)
Proceeds from sales of assets	20,612	38	4,358	—	25,008
Other	2,047	(91)	(1,772)	(828)	(644)
Net cash used in investing activities	(9,470)	(10,866)	(156,084)	(828)	(177,248)
Financing activities:					
Borrowings on notes payable	—	—	602,627	—	602,627
Repayments on notes payable	—	—	(560,066)	—	(560,066)
Payments to amend credit facilities	(48)	(10)	(11)	—	(69)
Borrowings on revolving loan facility	791,000	—	—	—	791,000
Repayments on revolving loan facility	(791,000)	—	—	—	(791,000)
Repayment of debt under 2006 Senior Secured Credit Facility	(125,000)	—	—	—	(125,000)
Repurchase of Floating Rate Senior Notes	(4,354)	—	—	—	(4,354)
Borrowings on Accounts Receivable Securitization Facility	—	—	20,944	—	20,944
Repayments on Accounts Receivable Securitization Facility	—	—	(28,327)	—	(28,327)
Proceeds from stock options exercised	2,191	—	—	—	2,191
Stock repurchases	(30,275)	—	—	—	(30,275)
Transaction with Sara Lee Corporation	18,000	—	—	—	18,000
Other	(395)	—	(14)	—	(409)
Net transactions with related entities	62,299	(132,561)	(230,811)	301,073	—
Net cash provided by (used in) financing activities	(77,582)	(132,571)	(195,658)	301,073	(104,738)
Effect of changes in foreign exchange rates on cash	—	—	(2,305)	—	(2,305)
Decrease in cash and cash equivalents	(68,266)	(3,974)	(34,654)	—	(106,894)
Cash and cash equivalents at beginning of year	84,476	6,329	83,431	—	174,236
Cash and cash equivalents at end of year	$ 16,210	$ 2,355	$ 48,777	$ —	$ 67,342

(22) Restructuring

The Company has restructured its supply chain over the past three years to create more efficient production clusters that utilize fewer, larger facilities and to balance production capability between the Western Hemisphere and Asia. With its global supply chain infrastructure in place, the Company is focused long-term on optimizing its supply chain to further enhance efficiency, improve working capital and asset turns and reduce costs through several initiatives, such as supplier-managed inventory for raw materials and sourced goods ownership arrangements. The Company consolidated its distribution network by implementing new warehouse management systems and technology and adding new distribution centers and new third-party logistics providers to replace parts of its legacy distribution network, including relocating distribution capacity to its West Coast distribution facility in California in order to expand capacity for goods it sources from Asia.

The reported results for 2010, 2009 and 2008 reflect amounts recognized for restructuring actions, including the impact of certain actions that were completed for amounts more favorable than previously estimated. The impact of restructuring efforts on income before income tax expense is summarized as follows:

	Years Ended		
	January 1, 2011	January 2, 2010	January 3, 2009
Restructuring programs:			
Year ended January 2, 2010 restructuring actions	$—	$ 46,216	$ —
Year ended January 3, 2009 restructuring actions	—	17,833	87,117
Year ended December 29, 2007 restructuring actions	—	4,631	8,661
Six months ended December 30, 2006 and prior restructuring actions	—	1,068	(2,971)
	$—	$ 69,748	$ 92,807

Notes to Consolidated Financial Statements (Continued)

Years ended January 1, 2011, January 2, 2010 and January 3, 2009 (amounts in thousands, except per share data)

The following table illustrates where the costs associated with these actions are recognized in the Consolidated Statements of Income:

	Years Ended		
	January 1, 2011	January 2, 2010	January 3, 2009
Cost of sales	$—	$ 12,776	$ 42,558
Selling, general and administrative expenses	—	3,084	(14)
Restructuring	—	53,888	50,263
	$—	$ 69,748	$ 92,807

Components of the restructuring actions are as follows:

	Years Ended		
	January 1, 2011	January 2, 2010	January 3, 2009
Accelerated depreciation	$—	$ 11,725	$ 23,848
Inventory write-offs	—	4,135	18,696
Fixed asset impairments	—	7,503	8,993
Employee termination and other benefits	—	23,941	34,409
Noncancelable lease and other contractual obligations and other	—	22,444	6,861
	$—	$ 69,748	$ 92,807

Rollforward of accrued restructuring is as follows:

	Years Ended		
	January 1, 2011	January 2, 2010	January 3, 2009
Beginning accrual	$ 22,399	$ 21,793	$ 23,350
Restructuring expenses	—	45,720	49,198
Cash payments	(16,357)	(42,282)	(41,185)
Adjustments to restructuring expenses	—	(2,832)	(9,570)
Ending accrual	$ 6,042	$ 22,399	$ 21,793

The accrual balance as of January 1, 2011 is comprised of $6,036 in current accrued liabilities and $6 in other noncurrent liabilities. The $6,036 in current accrued liabilities consists of $2,713 for employee termination and other benefits and $3,323 for noncancelable lease and other contractual obligations. The $6 in other noncurrent liabilities primarily consists of noncancelable lease and other contractual obligations.

Adjustments to previous estimates resulted from actual costs to settle obligations being lower than expected. The adjustments were reflected in the "Restructuring" line of the Consolidated Statements of Income.

Year Ended January 2, 2010 Actions

During 2009, the Company approved actions to close eight manufacturing facilities, three distribution centers, a yarn warehouse and a cotton warehouse in the Dominican Republic, the United States, Costa Rica, Honduras, Puerto Rico and Canada, and eliminate an aggregate of approximately 4,100 positions in those countries and El Salvador. The production capacity represented by the manufacturing facilities has been primarily relocated to lower cost locations in Asia, Central America and the Caribbean Basin. The distribution capacity has been relocated to the Company's West Coast distribution center in California in order to expand capacity for goods the Company sources from Asia. In addition, approximately 300 management and administrative positions were eliminated, with the majority of these positions based in the United States. The Company recorded charges of $46,216 in 2009, related to these actions. The Company recognized $25,038 for employee termination and other benefits recognized in accordance with benefit plans previously communicated to the affected employee group, $9,204 for accelerated depreciation of buildings and equipment, $6,071 for noncancelable lease and other contractual obligations related to the closure of certain manufacturing facilities, $3,529 for fixed asset impairments related to the closure of certain manufacturing facilities, $1,635 for write-offs of stranded raw materials and work in process inventory determined not to be salvageable or cost-effective to relocate related to the closure of certain manufacturing facilities and $739 for other exit costs. These charges are reflected in the "Restructuring," "Cost of sales" and "Selling, general and administrative expenses" lines of the Consolidated Statements of Income. As of January 1, 2011, the severance obligation remaining in accrued restructuring on the Consolidated Balance Sheet was $1,928. The noncancelable lease and other contractual obligations remaining in accrued restructuring on the Consolidated Balance Sheet as of January 1, 2011 was $192.

During 2009, the Company ceased making its own yarn and now sources all of its yarn requirements from large-scale yarn suppliers. The Company entered into an agreement with Parkdale America, LLC ("Parkdale America") under which the Company agreed to sell or lease assets related to operations at the Company's four yarn manufacturing facilities to Parkdale America. The transaction closed in October 2009 and resulted in Parkdale America operating three of the four facilities. As discussed above, the Company approved an action to close the fourth yarn manufacturing facility, as well as a yarn warehouse and a cotton warehouse. The Company also entered into a yarn purchase agreement with Parkdale America and Parkdale Mills, LLC (together with Parkdale America, "Parkdale"). Under this agreement, which has an initial term of six years, Parkdale will produce and sell to the Company a substantial amount of the Company's Western Hemisphere yarn requirements. During the first two years of the term, Parkdale will also produce and sell to the Company a substantial amount of the yarn requirements of the Company's Nanjing, China textile facility.

Notes to Consolidated Financial Statements (Continued)

Years ended January 1, 2011, January 2, 2010 and January 3, 2009 (amounts in thousands, except per share data)

Year Ended January 3, 2009 Actions

During 2008, the Company approved actions to close 11 manufacturing facilities and three distribution centers and eliminate approximately 6,800 positions in Mexico, the United States, Costa Rica, Honduras and El Salvador. The production capacity represented by the manufacturing facilities has been relocated to lower cost locations in Asia, Central America and the Caribbean Basin. The distribution capacity has been relocated to the Company's West Coast distribution facility in California in order to expand capacity for goods the Company sources from Asia. In addition, approximately 200 management and administrative positions were eliminated, with the majority of these positions based in the United States. All actions were substantially completed within a 12-month period. The Company recorded charges of $87,117 in the year ended January 3, 2009. The Company recognized $37,190 which represents employee termination and other benefits recognized in accordance with benefit plans previously communicated to the affected employee group, $18,696 for write-offs of stranded raw materials and work in process inventory determined not to be salvageable or cost-effective to relocate related to the closure of certain manufacturing facilities, $14,457 for accelerated depreciation of buildings and equipment, $8,495 for noncancelable leases, other contractual obligations and other charges related to the closure of certain manufacturing facilities and $8,279 for fixed asset impairments related to the closure of certain manufacturing facilities. These charges are reflected in the "Restructuring," "Cost of sales" and "Selling, general and administrative expenses" lines of the Consolidated Statement of Income. As of January 1, 2011, the severance obligation remaining in accrued restructuring on the Consolidated Balance Sheet was $785. The lease termination and other contractual obligations remaining in accrued restructuring on the Consolidated Balance Sheet as of January 1, 2011 was $3,089.

During 2009, the Company recognized additional charges, as well as credits for certain actions which were completed for amounts more favorable than previously estimated, associated with facility closures announced in 2008, resulting in a decrease of $17,833 to income before income tax expense. In 2009, the Company recognized charges of $7,628 for noncancelable lease and other contractual obligations associated with plant closures announced in 2008, charges of $7,620 for other exit costs, charges of $2,732 for fixed asset impairments related to the closure of certain manufacturing facilities and charges of $2,411 for write-offs of stranded raw materials and work in process inventory determined not to be salvageable or cost-effective to relocate related to the closure of certain manufacturing facilities. The Company recognized credits of $836 for employee termination and other benefits resulting from actual costs to settle obligations being lower than expected and credits of $1,722 to accelerated depreciation as a result of proceeds from sales of fixed assets to which accelerated depreciation was previously charged exceeding previous estimates. These charges and credits are reflected in the "Restructuring," and "Cost of sales" and "Selling, general and administrative expenses" lines of the Consolidated Statements of Income.

Year Ended December 29, 2007 Restructuring Actions

During 2007, the Company, in connection with its consolidation and globalization strategy, approved actions to close 16 manufacturing facilities and three distribution centers in the Dominican Republic, Mexico, the United States, Brazil and Canada. All actions were substantially completed within a 12-month period. The net impact of these actions was to reduce income before income tax expense by $70,050 in the year ended December 29, 2007. As of January 1, 2011, there was no remaining severance obligation on the Consolidated Balance Sheet. The lease termination and other contractual obligations remaining in accrued restructuring on the Consolidated Balance Sheet as of January 1, 2011 was $48.

During 2008, the Company recognized additional restructuring charges associated with plant closures announced in 2007, resulting in a decrease of $8,661 to net income before income tax expense. The Company recognized charges of $10,484 for accelerated depreciation of buildings and equipment associated with plant closures and charges of $661 for lease termination costs, other contractual obligations and other restructuring related expenses. The additional charges are reflected in the "Cost of sales," "Selling, general and administrative expenses" and "Restructuring" lines of the Consolidated Statements of Income.

During 2008, certain actions were completed for amounts more favorable than originally estimated, resulting in an increase of $2,484 to income before income tax expense. The $2,484 consists of a credit for employee termination and other benefits and resulted from actual costs to settle obligations being lower than expected. The adjustment is reflected in the "Restructuring" line of the Consolidated Statements of Income.

During 2009, the Company recognized additional restructuring charges associated with plant closures announced in 2007, resulting in a decrease of $4,631 to income before income tax expense. In 2009, the Company recognized charges of $4,222 for accelerated depreciation of buildings and equipment associated with plant closures and $409 for other exit costs. These charges are reflected in the "Restructuring," "Cost of sales" and "Selling, general and administrative expenses" lines of the Consolidated Statements of Income.

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CORPORATE INFORMATION

STOCK LISTING
HanesBrands common stock is traded on the New York Stock Exchange. Our ticker symbol is HBI.

PRINCIPAL OFFICES
1000 East Hanes Mill Road
Winston-Salem, NC 27105
Phone: (336) 519-8080

INVESTOR RELATIONS
HanesBrands
Investor Relations
1000 East Hanes Mill Road
Winston-Salem, NC 27105
Phone: (336) 519-7130
E-mail: ir@hanesbrands.com

TRANSFER AGENT
Computershare Investor Services
Phone: (312) 360-5212
or (800) 697-8592

Website:
www.computershare.com/investor

Regular Mail:
P.O. Box 43078
Providence, RI 02940-3078

Overnight Mail:
Computershare Investor Services
250 Royall Street; Mail Stop 1A
Canton, MA 02021

ADDITIONAL SHAREHOLDER INFORMATION
Additional information about HanesBrands is available to interested parties free of charge and is made available periodically throughout the year. The materials include quarterly earnings statements, significant news releases, and Forms 10-K, 10-Q and 8-K, which are filed with the Securities and Exchange Commission. You may find this information and other information on the Internet at www.hanesbrands.com. Printed copies of these materials may be requested by writing:

HanesBrands
Investor Relations
1000 East Hanes Mill Road
Winston-Salem, NC 27105

CORPORATE WEBSITE
www.hanesbrands.com

DIRECT TO CONSUMERS
It's easy to buy comfortable, good-looking and affordable HanesBrands apparel products. In addition to leading retailers, consumers may purchase products from our catalogs, our commercial websites, and more than 200 company-owned stores across the United States.

BUY OUR PRODUCTS ONLINE
www.hanes.com (*Hanes*), www.championusa.com (*Champion*), www.onehanesplace.com (various brands), www.jms.com (*Just My Size, Playtex, Bali*).

By referring to our websites, we do not incorporate our websites or their contents into this Annual Report.

CATALOGS
To receive a free copy of our most recent brand catalogs, call (800) 671-1674.

ABOUT THIS REPORT
HanesBrands is committed to the effective stewardship of energy and environmental resources as well as conservation of natural resources to the benefit of the company and society. The cover and body of this annual report is printed entirely on FSC-certified paper. The cover pages are printed on Mohawk Options, a 100 percent post-consumer recycled and acid-free paper stock manufactured entirely with wind-generated electricity. The body of this annual report is printed on Domtar paper manufactured using 10 percent post-consumer waste. Typesetting the body of the report, which enhances the presentation of the content, reduced the printed page count by 31 percent compared with the document filed electronically with the Securities and Exchange Commission.


FSC
www.fsc.org
MIX
Paper from responsible sources
FSC® C101537

HANESBRANDS AT A GLANCE

REVENUES	$4.3 billion
EMPLOYEES	55,500 in more than 25 countries
PRODUCTS	Basic innerwear and outerwear apparel including T-shirts, male underwear, intimate apparel, socks, sheer hosiery, fleece and other activewear and casualwear items.
CUSTOMERS	All channels of trade, including dollar-store, mass-merchandise, mid-tier, department-store and club channels, as well as direct to consumers via catalogs, the Internet and company-owned retail stores
BRANDS	Some of the largest and strongest apparel brands around the world, including *Hanes, Champion, Playtex, Bali, Just My Size, L'eggs, barely there, Wonderbra, Gear For Sports, Stedman, Zorba, Outer Banks, Rinbros, Sol y Oro* and *Duofold*
MARKETS	7 key growth markets around the world: United States, Canada, Mexico, Brazil, Japan, China and India

HanesBrands is making a difference.

We are proud to be an award-winning leader in environmental and social responsibility, protecting our world for future generations through a culture of integrity.



In Central America, more than 1,100 employees are seeking their high school diplomas with our help. Above, the first graduating class celebrates.



Our corporate social responsibility website is a public record of the details and data behind our achievements. Visit www.HanesBrandsCSR.com.


Hanes
now with
EcoSmart
fibers

We use EcoSmart® polyester fibers made from recycled plastic bottles and EcoSmart cotton yarn made from recycled fabric waste in specially-marked *Hanes* products.

LEADERSHIP IN USE OF CLEAN, RENEWABLE ENERGY

More than 30 percent of the energy we use comes from innovative renewable sources that limit carbon emissions.

PROTECTING WORKERS' RIGHTS

HanesBrands has a leading worldwide social compliance program that is accredited by the Fair Labor Association, a nonprofit workers' rights organization.



FAIR LABOR ASSOCIATION

DOUBLE-DIGIT REDUCTION IN CARBON EMISSIONS

We have reduced our carbon emissions by 27 percent per garment produced since 2007 by using more clean energy and being more efficient.

CONSERVING WATER

We have reduced our water usage by 28 percent per garment produced since 2007.

CARBON REDUCTION

(kg of CO_2 per manufactured unit[1])


.30
.15
-2%
-13%
-15%
07
08
09
10

1 Excludes yarn production, which is no longer produced by HanesBrands


HANESBRANDS: #91 OF 500 GREENEST U.S. COMPANIES
Newsweek
GREEN
RANKINGS
2010


ENERGY STAR AWARD 2011
PARTNER OF THE YEAR

We rank No. 91 on Newsweek magazine's list of 500 greenest U.S. companies, and our energy conservation efforts have earned us the U.S. Environmental Protection Agency's Energy Star Partner of the Year award for two consecutive years.



We recycle more than 70 percent of our waste, reducing the need for landfills and raising money to fund community improvement projects.

HANES *Brands Inc*

1000 East Hanes Mill Road
Winston-Salem, NC 27105
(336) 519-8080
www.hanesbrands.com

HanesBrands' strong consumer brands and worldwide supply chain support expansion initiatives around the world in the company's 7 core growth geographies.



COMPANY MARKET SHARE[1] AND GDP RANKINGS[2]

UNITED STATES

- #1 Intimate apparel, male underwear, socks, fleece
- #2 Outerwear T-shirts
- #1 World GDP Rank

CANADA

- #2 Intimate apparel, male underwear
- #14 World GDP Rank

MEXICO

- #1 Intimate apparel, male underwear
- #11 World GDP Rank

BRAZIL

- #1 Male underwear
- #7 World GDP Rank

JAPAN

- #4 Activewear
- #5 Male underwear
- #3 World GDP Rank

CHINA

- N/A Emerging market share
- #2 World GDP Rank

INDIA

- N/A Emerging market share
- #4 World GDP Rank

1 Unit market share sources: NPD Group, NPD Group Canada, Reliable Sources Mfg Shipments, IBOPE Pantry Check, Yano Research, and HanesBrands research

2 Estimates of 2010 Gross Domestic Product: CIA "The World Factbook"

A STRONG PORTFOLIO OF GREAT BRANDS AROUND THE WORLD


Hanes
Champion
Playtex
BALI
JMS JUST MY SIZE
L'eggs
barely there
Wonderbra
gear FOR SPORTS
Stedman
ZORBA
OUTER BANKS
RINBROS ORIGINALES
Sol y Oro
DUOFOLD

1000 East Hanes Mill Road
Winston-Salem, North Carolina 27105

HANES *Brands Inc*

March 11, 2011

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Hanesbrands Inc., a Maryland corporation, which is being held on Tuesday, April 26, 2011, at 8:30 a.m., Eastern time, at Hanesbrands' New York Design Center, 260 Madison Avenue, 14th floor, New York, New York 10016.

At this year's Annual Meeting, you will be asked to (i) elect nine directors, (ii) ratify the appointment of PricewaterhouseCoopers LLP as Hanesbrands' independent registered public accounting firm for our 2011 fiscal year, (iii) approve, by a non-binding advisory vote, executive compensation as disclosed in the Proxy Statement for our 2011 Annual Meeting, (iv) recommend, by a non-binding advisory vote, the frequency of future advisory votes regarding executive compensation and (v) transact such other business as may properly come before the meeting or any postponement or adjournment thereof.

We are furnishing proxy materials to our stockholders over the Internet. We believe that this "e-proxy" process expedites stockholders' receipt of proxy materials and lowers the costs and reduces the environmental impact of our Annual Meeting. On March 11, 2011, we mailed to our stockholders a Notice of Annual Meeting and Internet Availability containing instructions on how to access our Proxy Statement and Annual Report and authorize a proxy to vote their shares. The Proxy Statement and the Notice of Annual Meeting and Internet Availability also contain instructions on how you can receive a paper or e-mail copy of the Proxy Statement and Annual Report.

If you requested and received a paper copy of the proxy card by mail, you may sign, date and mail the proxy card in the envelope provided. You can also authorize a proxy by telephone or over the Internet as described in the enclosed materials.

We appreciate your continued support and interest in Hanesbrands.

Sincerely yours,



Richard A. Noll
Chairman of the Board of Directors and
Chief Executive Officer

HANESBRANDS INC.

NOTICE OF THE 2011 ANNUAL MEETING OF STOCKHOLDERS

The 2011 Annual Meeting of Stockholders of Hanesbrands Inc., a Maryland corporation ("Hanesbrands"), will be held on Tuesday, April 26, 2011, at 8:30 a.m., Eastern time, at Hanesbrands' New York Design Center, 260 Madison Avenue, 14th floor, New York, New York 10016 for the following purposes:

1. to elect nine directors to serve until Hanesbrands' next annual meeting of stockholders and until their successors are duly elected and qualify;

2. to consider and vote upon a proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our 2011 fiscal year;

3. to approve, by a non-binding, advisory vote, executive compensation as disclosed in the Proxy Statement for our 2011 Annual Meeting;

4. to recommend, by a non-binding, advisory vote, the frequency of future advisory votes regarding executive compensation; and

5. to transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Stockholders of record at the close of business on February 17, 2011 are entitled to notice of, and to vote at, the Annual Meeting.

Whether or not you plan to attend the meeting, we urge you to authorize a proxy to vote your shares via the toll-free telephone number or over the Internet, as described in the enclosed materials. If you requested and received a copy of the proxy card by mail, you may sign, date and mail the proxy card in the envelope provided.

By Order of the Board of Directors



Joia M. Johnson
Chief Legal Officer, General Counsel and
Corporate Secretary

March 11, 2011
Winston-Salem, North Carolina

ADMISSION TO THE 2011 ANNUAL MEETING

An admission ticket (or other proof of stock ownership) and some form of government-issued photo identification (such as a valid driver's license or passport) will be required for admission to the Annual Meeting. **Only stockholders who own Hanesbrands common stock as of the close of business on February 17, 2011 will be entitled to attend the Annual Meeting.**

- If your Hanesbrands shares are registered in your name and you requested and received your proxy materials by mail, an admission ticket is attached to your proxy card. An admission ticket will serve as verification of your ownership.
- If your Hanesbrands shares are registered in your name and you received your proxy materials electronically, your Notice of Annual Meeting and Internet Availability will serve as your admission ticket and will serve as verification of your ownership.
- If your Hanesbrands shares are held in a bank or brokerage account and you wish to attend the Annual Meeting and vote your shares in person, contact your bank or broker to obtain a written legal proxy in order to vote your shares at the Annual Meeting. If you do not obtain a legal proxy from your bank or broker, you will not be entitled to vote your shares in person at the Annual Meeting, but you may still attend the Annual Meeting if you bring a recent bank or brokerage statement showing that you owned shares of Hanesbrands common stock on February 17, 2011.

No cameras, recording devices or large packages will be permitted in the meeting room. Bags will be subject to a search.

TABLE OF CONTENTS

HANESBRANDS INC.

1000 EAST HANES MILL ROAD
WINSTON-SALEM, NORTH CAROLINA 27105

PROXY STATEMENT
FOR
ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD APRIL 26, 2011

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Why did I receive this Proxy Statement?

You have received these proxy materials because the Board of Directors of Hanesbrands Inc., a Maryland corporation ("Hanesbrands"), is soliciting your proxy to vote your shares at Hanesbrands' 2011 Annual Meeting of Stockholders (the "Annual Meeting") and at any postponement or adjournment of the Annual Meeting. This Proxy Statement includes information that we are required to provide to you under the rules of the Securities and Exchange Commission and that is designed to assist you in voting your shares.

Will I receive a printed copy of this Proxy Statement?

You will not receive a printed copy of the Proxy Statement or our Annual Report to stockholders in the mail unless you request a printed copy. As permitted by the Securities and Exchange Commission, we are delivering our Proxy Statement and Annual Report via the Internet. On March 11, 2011, we mailed to our stockholders a Notice of Annual Meeting and Internet Availability containing instructions on how to access our Proxy Statement and Annual Report and authorize a proxy to vote your shares online or by telephone. If you wish to request a printed or e-mail copy of the Proxy Statement and Annual Report, you should follow the instructions included in the Notice of Annual Meeting and Internet Availability. The Notice of Annual Meeting and Internet Availability is **not** a proxy card or ballot.

When and where will the Annual Meeting be held?

The Annual Meeting will be held on April 26, 2011 at 8:30 a.m., Eastern time, at Hanesbrands' New York Design Center, 260 Madison Avenue, 14th floor, New York, New York 10016. If you plan to attend the Annual Meeting and have a disability or require special assistance, please contact our Investor Relations department at (336) 519-4710.

What proposals will be voted on at the Annual Meeting?

At the Annual Meeting, stockholders will:

1. elect nine directors to serve until Hanesbrands' next annual meeting of stockholders and until their successors are duly elected and qualify;

2. consider and vote upon a proposal to ratify the appointment of PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") as our independent registered public accounting firm for our 2011 fiscal year;

3. approve, by a non-binding, advisory vote, executive compensation as disclosed in this Proxy Statement;

4. recommend, by a non-binding, advisory vote, the frequency of future advisory votes regarding executive compensation; and

5. transact such other business as may properly come before the Annual Meeting or any postponement or adjournment thereof.

The Board of Directors is not aware of any matter that will be presented at the Annual Meeting that is not described above. If any other matter is properly presented at the Annual Meeting, the persons named as proxies on the proxy card will, in the absence of stockholder instructions to the contrary, vote the shares for which such persons have voting authority in accordance with their discretion on any such matter.

Who is entitled to vote at the Annual Meeting?

If you were a stockholder of Hanesbrands at the close of business on February 17, 2011 (the "Record Date"), you are entitled to notice of, and to vote at, the Annual Meeting. Each share of Hanesbrands common stock (each, a "Share") outstanding at the close of business on the Record Date has one vote on each matter that is properly submitted to a vote at the Annual Meeting, including Shares:

- held directly in your name as the stockholder of record;
- held for you in an account with a broker, bank or other nominee;
- represented by your interest in the Hanesbrands stock fund in the Hanesbrands Inc. Retirement Savings Plan (the "401(k) Plan"), the Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico (the "Puerto Rico Salaried 401(k) Plan") or the Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico (the "Puerto Rico Hourly 401(k) Plan," and together with the 401(k) Plan and the Puerto Rico Salaried 401(k) Plan, the "401(k) Plans"); or
- credited to your account in the Hanesbrands Inc. Employee Stock Purchase Plan of 2006 (the "Employee Stock Purchase Plan").

On the Record Date, there were 96,367,197 Shares outstanding and entitled to vote at the Annual Meeting, and there were 40,839 record holders of Shares. The Shares are the only outstanding class of voting securities of Hanesbrands.

Who may attend the Annual Meeting?

Only stockholders who owned Shares as of the close of business on the Record Date will be entitled to attend the Annual Meeting. An admission ticket (or other proof of stock ownership) and some form of government-issued photo identification (such as a valid driver's license or passport) will be required for admission to the Annual Meeting.

- If your Shares are registered in your name and you requested and received your proxy materials by mail, an admission ticket is attached to your proxy card. An admission ticket will serve as verification of your ownership.
- If your Shares are registered in your name and you received your proxy materials electronically, your Notice of Annual Meeting and Internet Availability will serve as your admission ticket and will serve as verification of your ownership.
- If your Shares are held in a bank or brokerage account and you wish to attend the Annual Meeting and vote your Shares in person, contact your bank or broker to obtain a written legal proxy in order to vote your Shares at the Annual Meeting. If you do not obtain a legal proxy from your bank or broker, you will not be entitled to vote your Shares in person at the Annual Meeting, but you may still attend the Annual Meeting if you bring a recent bank or brokerage statement showing that you owned Shares on the Record Date.

No cameras, recording devices or large packages will be permitted in the meeting room. Bags will be subject to a search.

How many Shares must be present to hold the Annual Meeting?

The presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the Annual Meeting constitutes a quorum for the transaction of business. Your Shares are counted as present at the Annual Meeting if you:

- are present in person at the Annual Meeting and your shares are registered in your name or you have a proxy from your bank or brokerage to vote your shares; or
- have properly executed and submitted a proxy card, or authorized a proxy over the telephone or the Internet, prior to the Annual Meeting.

Abstentions and broker non-votes are counted for purposes of determining whether a quorum is present at the Annual Meeting.

If a quorum is not present when the Annual Meeting is convened, the Annual Meeting may be adjourned by the chairman of the meeting.

How many votes are required to approve each proposal?

Directors will be elected by a plurality of all the votes cast at the Annual Meeting, either in person or represented by a properly completed or authorized proxy. This means that the nine nominees who receive the highest number of "FOR" votes cast will be elected as directors. Stockholders cannot cumulate votes in the election of directors.

Approval of executive compensation (by a non-binding, advisory vote), recommendation of the frequency of future advisory votes regarding executive compensation (by a non-binding, advisory vote) and ratification of the appointment of PricewaterhouseCoopers as Hanesbrands' independent registered public accounting firm each requires "FOR" votes from a majority of the votes cast at the Annual Meeting, either in person or represented by a properly completed or authorized proxy.

Because the votes on approval of executive compensation and recommendation of the frequency of future advisory votes regarding executive compensation are advisory, these votes will not be binding on us or our Board of Directors, overrule any decision made by the Board of Directors or create or imply any additional duty for the Board. We recognize, nonetheless, that our stockholders have a fundamental interest in Hanesbrands' executive compensation practices. Thus, the Compensation Committee may take into account the outcome of these votes when considering future executive compensation arrangements and the frequency of future non-binding, advisory stockholder votes regarding Hanesbrands' executive compensation.

If the appointment of PricewaterhouseCoopers as our independent registered public accounting firm for our 2011 fiscal year is not ratified by the stockholders, the adverse vote will be considered a direction to the Audit Committee to consider another independent registered public accounting firm for next year. However, because of the difficulty in making any substitution of our independent registered public accounting firm so long after the beginning of the current year, the appointment for our 2011 fiscal year will stand, unless the Audit Committee finds other good reason for making a change.

What are broker non-votes?

If you have Shares that are held by a broker, you may give the broker voting instructions, and the broker must vote as you directed. If you do not give the broker any instructions, the broker may vote at its discretion on all routine matters (such as the ratification of our independent registered public accounting firm). For other matters (including the election of directors, the advisory vote regarding executive compensation and the advisory vote regarding the frequency of future advisory votes regarding executive compensation), however, the broker may **not** vote using its discretion. A broker's failure to vote on a matter under these circumstances is referred to as a broker non-vote.

How are abstentions, withheld votes and broker non-votes counted?

Shares not voted due to withheld votes, abstentions or broker non-votes will not be counted as votes for or votes against and will have no effect on the outcome of the matters being voted upon at the Annual Meeting.

How do I vote?

You may vote in person at the Annual Meeting or you may authorize a proxy to vote on your behalf. There are three ways to authorize a proxy:

Internet: By accessing the Internet at *www.proxyvote.com* and following the instructions on the proxy card or in the Notice of Annual Meeting and Internet Availability.

Telephone: By calling toll-free 1-800-690-6903 and following the instructions on the proxy card or in the Notice of Annual Meeting and Internet Availability.

Mail: If you requested and received your proxy materials by mail, by signing, dating and mailing the enclosed proxy card.

If you authorize a proxy to vote your shares over the Internet or by telephone, you should **not** return your proxy card. The Notice of Annual Meeting and Internet Availability is **not** a proxy card or ballot.

Each Share represented by a proxy properly authorized over the Internet or by telephone or by a properly completed written proxy will be voted at the Annual Meeting in accordance with the stockholder's instructions specified in the proxy, unless such proxy has been revoked. If no instructions are specified, such Shares will be voted **FOR** the election of each of the nominees for director, **FOR** ratification of the appointment of PricewaterhouseCoopers as Hanesbrands' independent registered public accounting firm for our 2011 fiscal year, **FOR** approval of executive compensation, **FOR** an annual vote on executive compensation and in the discretion of the proxy holder on any other business as may properly come before the Annual Meeting.

If you participate in one of the 401(k) Plans and have contributions invested in the Hanesbrands stock fund in that 401(k) Plan as of the close of business on the Record Date, you will receive a voting authorization form, which will serve as voting instructions for the trustee of the 401(k) Plans. You must return your voting authorization form to Broadridge Financial Solutions, Inc. ("Broadridge") on or prior to April 21, 2011. If your voting authorization form is not received by Broadridge by that date, or if you sign and return your proxy card without instructions marked in the boxes, the trustee of the 401(k) Plans will vote Shares attributable to your investment in the Hanesbrands stock fund in the 401(k) Plan in which you participate in the same proportion as other Shares held in the Hanesbrands stock fund of that same 401(k) Plan for which the trustee received timely instructions. If, in any of the 401(k) Plans, no participants vote their Shares, then the trustee will not vote any of the Shares in that 401(k) Plan, even if the trustee votes Shares held in one or both of the other 401(k) Plans.

If you participate in the Employee Stock Purchase Plan, you will receive a voting authorization form, which will serve as voting instructions for the administrator of the Employee Stock Purchase Plan. Shares will be voted only at the direction of participants in the Employee Stock Purchase Plan. You must return your voting authorization form to Broadridge on or prior to April 21, 2011. If your voting authorization form is not received by Broadridge by that date or if you sign and return your proxy card without instructions marked in the boxes, your Shares held in the Employee Stock Purchase Plan will not be voted.

How can I revoke a previously submitted proxy?

You may revoke (cancel) a proxy at any time before the Annual Meeting by (i) giving written notice of revocation to the Corporate Secretary of Hanesbrands with a date later than the date of the previously submitted proxy, (ii) properly authorizing a new proxy with a later date by mail, Internet or telephone, or (iii) attending the Annual Meeting and voting in person, although attendance at the Annual Meeting will not, by itself, constitute revocation of a proxy. Any notice of revocation should be sent to: Hanesbrands Inc., 1000 East Hanes Mill Road, Winston-Salem, North Carolina 27105, Attention: Corporate Secretary.

What does it mean if I receive more than one Notice of Annual Meeting and Internet Availability?

If you receive more than one Notice of Annual Meeting and Internet Availability, it means your Shares are not all registered in the same way (for example, some are registered in your name and others are registered jointly with a spouse) and are in more than one account. In order to ensure that you vote all of the Shares that you are entitled to vote, you should authorize a proxy to vote all proxy cards or Internet or telephone proxy authorizations to which you are provided access.

How is the vote tabulated?

Hanesbrands has a policy that all proxies, ballots and votes tabulated at a meeting of stockholders shall be confidential, and the votes will not be revealed to any Hanesbrands employee or anyone else, other than to the non-employee tabulator of votes or an independent election inspector, except (1) as necessary to meet applicable legal requirements or (2) in the event a proxy solicitation in opposition to the election of the Board of Directors is filed with the Securities and Exchange Commission. Broadridge will tabulate votes for the Annual Meeting and will provide an Inspector of Election for the Annual Meeting.

How does the Board of Directors recommend that I vote?

The Board of Directors recommends that you vote **FOR** each of the director nominees, **FOR** ratification of the appointment of PricewaterhouseCoopers as Hanesbrands' independent registered public accounting firm for our 2011 fiscal year, **FOR** approval of executive compensation and **FOR** an annual vote on executive compensation.

PROPOSALS TO BE VOTED ON AT THE ANNUAL MEETING

Proposal 1 — Election of Directors

Under our charter, each of our directors is elected to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualified. If a nominee is unavailable for election, proxy holders may vote for another nominee proposed by the Board of Directors or, as an alternative, the Board of Directors may reduce the number of directors to be elected at the Annual Meeting. Each nominee has agreed to serve on the Board of Directors if elected. Set forth below is information as of February 17, 2011, regarding the nominees for election, which has been confirmed by each of them for inclusion in this Proxy Statement.

No family relationship exists among any of our director nominees or executive officers. To the best of our knowledge, there are no pending material legal proceedings to which any of our directors or nominees for director, or any of their associates, is a party adverse to us or any of our affiliates, or has a material interest adverse to us or any of our affiliates. Additionally, to the best of our knowledge, there have been no events under any bankruptcy act, no criminal proceedings and no judgments, sanctions or injunctions that are material to the evaluation of the ability or integrity of any of our directors or nominees for director during the past ten years.

The nominees for election at the Annual Meeting possess experience and qualifications that our Governance and Nominating Committee believes will allow them to make substantial contributions to the Board. In selecting nominees to the Board, we seek to ensure that our Board collectively has a balance of experience and expertise, including chief executive officer experience, chief financial officer experience, international expertise, deep experience in the consumer products industry, corporate governance expertise as well as expertise in other functional areas that are relevant to our business.

All of our director nominees have served in senior leadership positions in large organizations and have experience with corporate management issues, including preparing or overseeing the preparation of financial statements. As current or former chief executive officers of Energizer Holdings, Avis Budget Group, Hanesbrands and R.J. Reynolds Tobacco Holdings, respectively, Mr. Mulcahy, Mr. Nelson, Mr. Noll and Mr. Schindler have experience in, and possess an understanding of, business issues applicable to the success of a large publicly-traded company. As current or former chief financial officers of Avis Budget Group and CDW

Corporation, respectively, Mr. Nelson and Ms. Ziegler possess financial acumen and an understanding of financial matters and the preparation and analysis of financial statements. Mr. Chaden, Mr. Griffin, Mr. Mulcahy and Mr. Noll have served in senior leadership positions with companies engaged in international business. As President of the Carnegie Endowment for International Peace, Ms. Mathews has practical experience in the international area, and serves in a policy-making role that is relevant to Hanesbrands' international activities. Their experiences at Hanesbrands and Sara Lee Corporation ("Sara Lee") have provided Mr. Chaden and Mr. Noll with extensive experience in the area of consumer products. Similarly, their experiences at Energizer Holdings, Avis Budget Group, R.J. Reynolds and Sara Lee have provided Mr. Mulcahy, Mr. Nelson, Mr. Schindler and Ms. Ziegler with extensive experience in the area of consumer products. As a result of their current or former employment with our company, Mr. Chaden and Mr. Noll have extensive knowledge of Hanesbrands' business and the apparel industry. Through his role as Vice President, Corporate Secretary and Assistant General Counsel of The Boeing Company, Mr. Johnson has practical expertise in the area of corporate governance. Ms. Mathews has practical expertise in the areas of environmental policy, labor and human rights advocacy and non-governmental organization relationships through her experiences as Deputy to the Undersecretary of State for Global Affairs in the Department of State and as Director of the Washington Office of the Council on Foreign Relations. Mr. Chaden, Mr. Griffin, Mr. Johnson, Mr. Mulcahy, Mr. Nelson, Mr. Schindler and Ms. Ziegler have working experience in corporate governance through their experience serving as directors of other public companies. For more information about the process by which the Governance and Nominating Committee identifies candidates to election to the Board, please see "Process for Nominating Potential Director Candidates." Below please find a more detailed discussion of the business experiences of all of the nominees to the Board.

Lee A. Chaden

Mr. Chaden, 68, has served as a member of our Board of Directors since our formation in September 2005. From December 2007 until December 2008, Mr. Chaden served as non-executive Chairman of the Board. From April 2006 until December 2007, Mr. Chaden served as our Executive Chairman. From May 2003 until the completion of our spin off from Sara Lee in September 2006, he also served as an Executive Vice President of Sara Lee. From May 2004 until April 2006, Mr. Chaden served as Chief Executive Officer of Sara Lee Branded Apparel. He has also served at the Sara Lee corporate level as Executive Vice President — Global Marketing and Sales from May 2003 to May 2004 and Senior Vice President — Human Resources from 2001 to May 2003. Mr. Chaden currently serves on the Board of Directors of each of R.R. Donnelley & Sons Company and Carlson Companies, Inc. During the past five years, Mr. Chaden also served on the Board of Directors of Stora Enso Corporation.

Bobby J. Griffin

Mr. Griffin, 62, has served as a member of our Board of Directors since the completion of the spin off in September 2006. From March 2005 to March 2007, Mr. Griffin served as President, International Operations of Ryder System, Inc. Beginning in 1986, Mr. Griffin served in various other management positions with Ryder System, Inc., including as Executive Vice President, International Operations from 2003 to March 2005 and Executive Vice President, Global Supply Chain Operations from 2001 to 2003. Mr. Griffin also serves on the Board of Directors of United Rentals, Inc. and Horizon Lines, Inc.

James C. Johnson

Mr. Johnson, 58, has served as a member of our Board of Directors since the completion of the spin off in September 2006. Since November 2010, Mr. Johnson has served as General Counsel of Loop Capital Markets LLC, a provider of a broad range of integrated capital solutions for corporate, governmental, and institutional entities. Mr. Johnson served as Vice President and Assistant General Counsel of the Boeing Commercial Airplanes division of The Boeing Company from August 2007 until March 2009. From May 1998 until August 2007, Mr. Johnson served as Vice President, Corporate Secretary and Assistant General Counsel of The Boeing Company, and continued to serve as Corporate Secretary until December 2007. Prior to July 2004, Mr. Johnson served in various positions with The Boeing Company, including as Senior Vice President, Corporate Secretary and Assistant General Counsel from September 2002 until a management reorganization in July 2004. Mr. Johnson currently serves on the Board of Directors of Ameren Corporation.

Jessica T. Mathews

Ms. Mathews, 64, has served as a member of our Board of Directors since October 2006. She has been serving as President of the Carnegie Endowment for International Peace since 1997. She served in government as Deputy to the Undersecretary of State for Global Affairs in the Department of State in 1993, and in other senior governmental and non-governmental positions earlier in her career. Ms. Mathews was Director of the Washington Office of the Council on Foreign Relations from 1994 to 1997. She serves as a trustee of several nonprofit organizations. Ms. Mathews also currently serves on the Board of Directors of SomaLogic, Inc.

J. Patrick Mulcahy

Mr. Mulcahy, 67, has served as a member of our Board of Directors since the completion of the spin off in September 2006. From January 2007 to the present, Mr. Mulcahy has served as Chairman of the Board of Energizer Holdings, Inc., and from January 2005 to January 2007, as its Vice Chairman. From 2000 to January 2005, Mr. Mulcahy served as Chief Executive Officer of Energizer Holdings, Inc. In addition to serving on the Board of Directors of Energizer Holdings, Inc., Mr. Mulcahy also currently serves on the Board of Directors of Ralcorp Holdings, Inc. During the past five years, Mr. Mulcahy also served on the Board of Directors of Solutia Inc.

Ronald L. Nelson

Mr. Nelson, 58, has served as a member of our Board of Directors since July 2008. Mr. Nelson has been Chairman and Chief Executive Officer of Avis Budget Group, Inc. since August 2006. Avis Budget Group, Inc. is the legal successor to Cendant Corporation, which split into three separate public companies as of August 1, 2006. Prior to the split, Mr. Nelson was a director of Cendant Corporation from April 2003, Chief Financial Officer from May 2003 until August 2006 and President from October 2004 to August 2006. Mr. Nelson was also Chairman and Chief Executive Officer of Cendant Corporation's Vehicle Rental business from January 2006 to August 2006. From December 2005 to April 2006, Mr. Nelson was interim Chief Executive Officer of Cendant Corporation's former Travel Distribution Division. From April 2003 to May 2003, Mr. Nelson was Senior Executive Vice President, Finance. In addition to Avis Budget Group, Inc., Mr. Nelson is a director of Convergys Corporation.

Richard A. Noll

Mr. Noll, 53, has served as Chairman of the Board of Directors since January 2009, as our Chief Executive Officer since April 2006 and a director since our formation in September 2005. From December 2002 until the completion of the spin off in September 2006, he also served as a Senior Vice President of Sara Lee. From July 2005 to April 2006, Mr. Noll served as President and Chief Operating Officer of Sara Lee Branded Apparel. Mr. Noll served as Chief Executive Officer of Sara Lee Bakery Group from July 2003 to July 2005 and as the Chief Operating Officer of Sara Lee Bakery Group from July 2002 to July 2003. From 1992 to 2002, Mr. Noll held a number of management positions with increasing responsibilities while employed by Sara Lee Branded Apparel.

Andrew J. Schindler

Mr. Schindler, 66, has served as a member of our Board of Directors since the completion of the spin off in September 2006. From 1974 to 2005, Mr. Schindler served in various management positions with R.J. Reynolds Tobacco Holdings, Inc., including Chairman of Reynolds American Inc. from December 2004 to December 2005 and Chairman and Chief Executive Officer from 1999 to 2004. Mr. Schindler currently serves on the Board of Directors of each of Krispy Kreme Doughnuts, Inc. and ConAgra Foods, Inc. During the past five years, Mr. Schindler also served on the Board of Directors of Reynolds American Inc. and Arvin Meritor, Inc.

Ann E. Ziegler Ms. Ziegler, 52, has served as a member of our Board of Directors since December 2008. She has served as Senior Vice President and Chief Financial Officer and a member of the executive committee of CDW Corporation, a leading provider of technology solutions for business, government, healthcare and education, since May 2008. From April 2005 until April 2008, Ms. Ziegler served as Senior Vice President, Administration and Chief Financial Officer of Sara Lee Food and Beverage. From April 2003 until April 2005, she was Chief Financial Officer of Sara Lee Bakery Group. From November 2000 until April 2003, she was Senior Vice President, Corporate Development of Sara Lee. Ms. Ziegler is also a director of Unitrin, Inc.

Our Board of Directors unanimously recommends a vote **FOR** election of these nominees.

Proposal 2 — Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has appointed PricewaterhouseCoopers as our independent registered public accounting firm for our 2011 fiscal year. While not required by law, the Board of Directors is asking the stockholders to ratify the selection of PricewaterhouseCoopers as a matter of good corporate practice. Representatives of PricewaterhouseCoopers are expected to be present at the Annual Meeting, will have an opportunity to make a statement, if they desire to do so, and will be available to respond to appropriate questions.

If the appointment of PricewaterhouseCoopers as our independent registered public accounting firm for our 2011 fiscal year is not ratified by the stockholders, the adverse vote will be considered a direction to the Audit Committee to consider another independent registered public accounting firm for next year. However, because of the difficulty in making any substitution of our independent registered public accounting firm so long after the beginning of the current year, the appointment for our 2011 fiscal year will stand, unless the Audit Committee finds other good reason for making a change.

PricewaterhouseCoopers was first appointed as our independent registered public accounting firm for our fiscal year ended July 1, 2006. For additional information regarding our relationship with PricewaterhouseCoopers, please refer to the Audit Committee Report on page 19 and the Auditor Fees and Services disclosure on page 20.

Our Board of Directors unanimously recommends a vote **FOR** ratification of the appointment of PricewaterhouseCoopers as our independent registered public accounting firm for our 2011 fiscal year.

Proposal 3 — Non-Binding, Advisory Vote on Executive Compensation

Section 14A of the Securities Exchange Act of 1934 (the "Exchange Act") requires a public company, such as Hanesbrands, to permit its stockholders to cast a non-binding, advisory vote on the company's executive compensation, as disclosed under the Securities and Exchange Commission's executive compensation disclosure rules. Accordingly, we are providing our stockholders at the Annual Meeting with the opportunity to cast a non-binding, advisory vote on the compensation of Hanesbrands' named executive officers contained in this Proxy Statement through the following resolution:

"**RESOLVED**, that the holders of Hanesbrands' common stock approve the compensation of Hanesbrands' named executive officers as disclosed in the proxy statement for Hanesbrands' 2011 Annual Meeting of Stockholders pursuant to the Securities and Exchange Commission's executive compensation disclosure rules (which disclosure includes the Compensation Discussion and Analysis, the report of the Compensation Committee, and the executive compensation tables and related footnotes and narrative)."

Because this vote is advisory, it will not be binding on us or our Board of Directors, overrule any decision made by the Board of Directors or create or imply any additional duty for the Board. We recognize, nonetheless, that our stockholders have a fundamental interest in Hanesbrands' executive compensation practices. Thus, the Compensation Committee may take into account the outcome of the vote when considering future executive compensation arrangements.

We believe that our executive compensation and compensation practices and policies have three essential characteristics. They are (1) reasonable in comparison to our peer group of companies, (2) focused on aligning senior management and stockholder interests in a simple, quantifiable, and unifying manner, and (3) are necessary to attract, retain and motivate the executive team to support the attainment of our business strategy and operating imperatives. Our commitment to these principles and to continually reviewing and updating our compensation practices in light of evolving best pay practices is evidenced by numerous recent changes, including:

- We have increased the weighting of performance-based elements of our long-term incentive compensation. These elements represented 40% of our executive officers' long-term incentive compensation for 2011 compared to none for 2009.
- We have reduced the percentage of our executive officers' long-term incentive compensation represented by time-vested restricted stock units.
- We recently implemented a requirement that 100% of after-tax shares received through the exercise of options or vesting of restricted stock units be held for one year.
- We recently increased the stock ownership guidelines for our Chief Executive Officer from four times to six times his base salary.
- We recently amended the Hanesbrands Inc. Omnibus Incentive Plan of 2006 (the "Omnibus Incentive Plan") to formalize our policy that equity awards made to our executive officers fully vest over a period of not less than three years.
- We also recently amended our Omnibus Incentive Plan to prohibit, in addition to repricing of stock options and stock appreciation rights, cash buyouts of such awards.
- We have eliminated virtually all perquisites for our executive officers, including car allowances, executive physicals, financial planning and country club memberships.
- We have agreed in principle to eliminate share recycling in the future and eliminate excise tax gross-ups for new executives.

The Board of Directors believes that Hanesbrands' commitment to these responsible compensation principles justifies a vote by the stockholders for the resolution above.

Our Board of Directors unanimously recommends a non-binding, advisory vote **FOR** approval of the compensation of Hanesbrands' named executive officers, as disclosed in this Proxy Statement for the Annual Meeting.

Proposal 4 — Non-Binding, Advisory Vote on the Frequency of Advisory Votes on Executive Compensation

As discussed in "Proposal 3 — Non-Binding, Advisory Vote on Executive Compensation," Section 14A of the Exchange Act requires Hanesbrands to give its stockholders a non-binding, advisory vote on the company's executive compensation, as disclosed under the Securities and Exchange Commission's executive compensation disclosure rules. Section 14A also requires a public company, such as Hanesbrands, to permit its stockholders to cast a non-binding, advisory vote on whether the company should hold the stockholder advisory vote on executive compensation every year, every two years, or every three years. Accordingly, we are providing our stockholders at the Annual Meeting with the opportunity to cast a non-binding, advisory vote on the frequency of stockholder advisory votes on the compensation of Hanesbrands' named executive officers.

Because this vote is advisory, it will not be binding on us or our Board of Directors, overrule any decision made by the Board of Directors or create or imply any additional duty for the Board. However, we recognize that our stockholders have a fundamental interest in Hanesbrands' executive compensation practices. Thus, the Compensation Committee may take into account the outcome of the vote when considering the frequency of future non-binding stockholder advisory votes regarding Hanesbrands' executive compensation.

After careful consideration, our Board of Directors has determined that an advisory vote on executive compensation that occurs every year is the most appropriate alternative for our company at this time, and therefore our Board of Directors recommends that you vote for an annual advisory vote on executive compensation. In formulating its recommendation, our Board of Directors considered that an annual advisory vote on executive compensation will provide more clarity regarding the nature of any concerns that our stockholders may have.

Our Board of Directors unanimously recommends that stockholders vote in favor of having an annual stockholder advisory vote on the compensation of Hanesbrands' named executive officers. While the Board of Directors is in favor of an annual stockholder advisory vote on executive compensation, you may choose to vote in favor of any of three alternatives, i.e., every year, every two years, or every three years (or you may abstain from voting on this matter). You are not being asked to vote for or against the Board's recommendation of having an annual stockholder advisory vote.

INFORMATION OF INTEREST TO STOCKHOLDERS

Hanesbrands is providing this section to allow stockholders to easily locate select information about our company that we believe is of interest to them.

Information about our Audit Practices

Non-audit fees represented 9.5% of total fees for 2010. Our auditor has issued an unqualified opinion every year since we became an independent public company. We have not restated financials for any period. We have not made any late financial disclosure. No securities regulator has taken action against our company. We have not disclosed any material weaknesses in our internal controls.

Information about our Board Structure

All of the members of the Board are elected annually, and all of them were elected by stockholders. Eight of the nine directors up for election (88% of the Board) have been determined by our Board to be independent, under the New York Stock Exchange listing standards and our Corporate Governance Guidelines. All of the members of each of our Audit Committee, our Compensation Committee and our Governance and Nominating Committee are independent under these standards. All directors attended at least 75% of the Board meetings, and seven of our directors attended all of the Board meetings held in 2010. Our independent and non-employee directors held regularly scheduled executive sessions without management that were presided over by the Lead Director. We believe that the designation of an independent director as Lead Director, together with the combination of the positions of Chairman of the Board and Chief Executive Officer, contributes to a more efficient and effective corporate governance structure.

None of our directors received withhold or against votes of 50% or greater at the last annual meeting. We have a plurality vote standard for the election of directors and do not require that directors resign if they are not elected by a majority of votes cast. Our Chief Executive Officer does not serve on any outside boards, and none of our non-executive directors serve on more than three outside boards. None of our directors were involved in related person transactions with our company. We disclose our Corporate Governance Guidelines on our corporate website, *www.hanesbrands.com,* on the "Investors" page under the link "Corporate Governance." The Board has not ignored any stockholder proposals that have received a majority of votes cast (or outstanding votes). Our charter and other governing documents do not require supermajority approval of votes entitled to be cast in connection with mergers and other business combinations. Instead, our charter and other governing documents only require approval by a majority of votes entitled to be cast for such transactions.

Information about our Compensation Practices

We disclose complete information on the performance measures, hurdle rates and target payout thresholds for our short-term cash incentive plan and our long-term cash incentive plan in the section of this Proxy

Statement titled "Details Regarding the Elements of Executive Compensation." For those restricted stock grants made in the last fiscal year to executive officers that were performance-based, we also disclose the relevant performance measures. As discussed in the "Details Regarding the Elements of Executive Compensation" section of this Proxy Statement, executive stock options granted in the last year were not performance-based.

Stock options, stock appreciation rights, restricted stock and restricted stock units granted to executive officers may not fully vest over a period of less than three years. Executive officers must hold net shares received upon exercise of stock options or upon vesting of restricted stock or restricted stock units granted after December 1, 2010 for at least one year. Our Chief Executive Officer is subject to stock ownership guidelines that require him to retain 50% of any shares received (on a net after-tax basis) under our equity-based compensation plans until he holds shares with a value equal to six times his base salary; the parallel requirement for other executive officers is three times base salary. A non-employee director may not dispose of any shares of our common stock until such director holds shares of common stock with a value equal to at least five times the current annual equity retainer paid to directors, and may then only dispose of shares in excess of those with that value. All members of the Board with one or more years of service own our stock or hold equity awards that entitle them to receive stock upon vesting. We have a clawback policy, described under "Clawbacks and Recoupment," pursuant to which employees are required to reimburse Hanesbrands for compensation paid that is predicated upon achieving financial results that were substantially the subject of a restatement and such employees otherwise would not have been paid such compensation.

Our Omnibus Plan prohibits repricing and cash buyouts of stock options and stock appreciation rights. We have not repriced options or exchanged them for shares, options or cash without stockholder approval. In the last fiscal year, we did not grant premium priced options. Our average annual burn rate over the past three fiscal years, which reflects equity awards granted (or earned in the case of performance awards), is 3.2%, which is within one standard deviation of the Institutional Shareholder Services mean applied to our industry. We have been focused on reducing our average annual burn rate, and we have reduced it from 6.8% in 2008 (when, as discussed below, the grants for both 2008 and 2009 were made) to 1.56% in 2009 and to 1.24% in 2010. Our Omnibus Plan permits share recycling for options and stock appreciation rights.

We have double trigger change-in-control agreements. The multiple of salary plus bonus in the change-in-control severance agreements for our Chief Executive Officer is three times; the multiple is two times for the other executive officers. The severance agreement with the Chief Executive Officer auto-renews every year. No executive officer is eligible for a multi-year guaranteed bonus. Executive officers are not given credit toward pension for years not worked. Our executive officers do not receive tax gross-up on their perks other than for relocation and other broad-based benefits. We provide excise tax gross-ups for change-in-control payments. We have not been the target of a stockholder proposal regarding "say-on-pay" that received majority support.

CORPORATE GOVERNANCE INFORMATION

Corporate Governance Guidelines

Our Board of Directors has adopted Corporate Governance Guidelines, which provide a framework for our corporate governance and cover topics including, but not limited to, composition of the Board of Directors and its committees, director qualifications and director responsibilities. The Governance and Nominating Committee is responsible for overseeing and reviewing the Corporate Governance Guidelines and reporting and recommending to the Board of Directors any changes to the Corporate Governance Guidelines.

Composition of the Board of Directors

Our directors are elected at the annual meeting of stockholders and will serve until our next annual meeting of stockholders and until their successors are duly elected and qualified. Our Board of Directors currently has nine members: Lee A. Chaden, Bobby J. Griffin, James C. Johnson, Jessica T. Mathews, J. Patrick Mulcahy, Ronald L. Nelson, Richard A. Noll, Andrew J. Schindler and Ann E. Ziegler. Other than Mr. Noll, all of our directors are independent under New York Stock Exchange listing standards and under our Corporate Governance Guidelines. Mr. Noll is our Chief Executive Officer.

Board Leadership Structure

Our Corporate Governance Guidelines provide that the Governance and Nominating Committee will from time to time consider whether the positions of Chairman of the Board and Chief Executive Officer should be held by the same person or by different persons. In accordance with these provisions, during 2008, the Board, upon recommendation of the Governance and Nominating Committee, determined that Mr. Noll, our Chief Executive Officer, also should serve as Chairman of the Board, effective January 1, 2009. In connection with that decision, the Board determined that the position of Presiding Director should be replaced with the newly created position of Lead Director, also effective January 1, 2009. Mr. Mulcahy has been serving as Lead Director since January 1, 2009.

We believe that Mr. Noll's service as both Chairman of the Board and Chief Executive Officer puts him in the best position to execute our business strategy and business plans to maximize stockholder value. Because Mr. Noll has primary management responsibility with respect to the day-to-day business operations of our company, he is best able to ensure that regular meetings of the Board are focused on the most important issues facing us at any given time. These issues can be very diverse, relating to, for example, our global supply chain, broad range of brands or multiple distribution channels. Our board leadership structure also demonstrates to all of our stakeholders (stockholders, employees, communities and customers around the world) that we are under strong leadership, with Mr. Noll setting the tone and having primary responsibility for managing our worldwide operations.

Of course, the Lead Director and other independent directors actively oversee Mr. Noll's management of our operations and execution of strategies set by the Board. They also take an active role in overseeing Hanesbrands' management and key issues related to strategy, risk, integrity, compensation and governance. For example, only independent directors serve on the Audit Committee, Compensation Committee and Governance and Nominating Committee. Non-management and independent directors regularly hold executive sessions outside the presence of the Chief Executive Officer and other Hanesbrands employees. Finally, as detailed below, the Lead Director has many important duties and responsibilities that enhance the independent oversight of management.

The Lead Director chairs all meetings of the independent directors in executive session and also has other authority and responsibilities, including:

- presiding at all meetings of the Board of Directors in the absence of, or upon the request of, the Chairman of the Board;
- advising the Chairman of the Board and/or the Corporate Secretary regarding the agendas for meetings of the Board of Directors;
- calling meetings of the non-management and/or independent directors, with appropriate notice;
- advising the Governance and Nominating Committee and the Chairman of the Board on the membership of the various Board committees and the selection of committee chairs;
- advising the Chairman of the Board on the retention of advisors and consultants who report directly to the Board of Directors;
- advising the Chairman of the Board and Chief Executive Officer, as appropriate, on issues discussed at executive sessions of non-management and/or independent directors;
- with the Chairman of the Compensation Committee, reviewing with the Chief Executive Officer the non-management directors' annual evaluation of his performance;
- serving as principal liaison between the non-management and/or independent directors, as a group, and the Chairman of the Board, as necessary;
- serving as principal liaison between the Board of Directors and Hanesbrands' stockholders, as appropriate, after consultation with the Chief Executive Officer; and
- selecting an interim lead independent director to preside over meetings at which he cannot be present.

We believe our Board's current leadership structure is best suited to the needs of our company at this time.

Risk Oversight

The Board as a whole is ultimately responsible for the oversight of our risk management function. The Board uses its committees to assist in its risk oversight function as follows:

- The Board has delegated primary responsibility for the oversight of Hanesbrands' risk management function to the Audit Committee. The Audit Committee discusses policies with respect to risk assessment and risk management, including significant financial risk exposures and the steps our management has taken to monitor, control and report such exposures. Management of Hanesbrands undertakes, and the Audit Committee reviews and discusses, an annual assessment of Hanesbrands' risks on an enterprise-wide basis. The manner in which the Board oversees risk management is not a factor in the Board's choice of leadership structure.
- Our Compensation Committee is responsible for oversight of risk associated with our compensation practices and policies.
- Our Governance and Nominating Committee is responsible for oversight of board processes and corporate governance related risks.

Our Board of Directors maintains overall responsibility for oversight regarding the work of its various committees by receiving regular reports from the committee Chairs of the work performed by the various committees. In addition, discussions with the Board about the Company's strategic plan, consolidated business results, capital structure, acquisition-related activities and other business include consideration of the risks associated with the particular item under consideration.

Board Meetings and Committees

In 2010, our Board of Directors met five times and also held regularly scheduled executive sessions without management, presided over by the Lead Director. During 2010, our Audit Committee met seven times, our Compensation Committee met four times and our Governance and Nominating Committee met four times. In 2010, each incumbent director attended 75% or more of the meetings of the Board and of each committee during the periods that each such director served on the Board or such committee. Our Corporate Governance Guidelines provide that, except in extenuating circumstances, each director will be expected to attend all meetings of the Board of Directors and of committees to which he or she is appointed, and all annual meetings of stockholders. All of the members of the Board attended our 2010 annual meeting of stockholders.

Our Board of Directors has three standing committees: the Audit Committee, the Compensation Committee and the Governance and Nominating Committee. Below is a list of committee memberships, which is followed by a description of each committee. The directors who are nominated for election as directors at the Annual Meeting will, if re-elected, retain the committee memberships described below immediately following the Annual Meeting, and the chairs of the committees will also remain the same.

Committee Membership
(as of February 17, 2011)

Audit Committee	Compensation Committee	Governance and Nominating Committee
Bobby J. Griffin	James C. Johnson	James C. Johnson*
Jessica T. Mathews	J. Patrick Mulcahy	J. Patrick Mulcahy
Ronald L. Nelson*	Andrew J. Schindler*	Andrew J. Schindler
Ann E. Ziegler		

* Chair of the committee

Audit Committee

The Audit Committee currently is comprised of Mr. Griffin, Ms. Mathews, Mr. Nelson and Ms. Ziegler; Mr. Nelson is its chair. Each of the members of our Audit Committee is financially literate, as required under applicable New York Stock Exchange listing standards and is independent under those listing standards. In addition, the Board of Directors has determined that each of Mr. Nelson and Ms. Ziegler possesses the experience and qualifications required of an "audit committee financial expert" as defined by the rules of the Securities and Exchange Commission. No member of the Audit Committee serves on the audit committees of more than three public companies.

The Audit Committee is responsible for assisting the Board of Directors in fulfilling the oversight of:

- the integrity of our financial statements, financial reporting process and systems of internal accounting and financial controls;
- our compliance with legal and regulatory requirements;
- the independent auditors' qualifications and independence; and
- the performance of our internal audit function and independent auditor.

The Audit Committee is also responsible for discussing policies with respect to risk assessment and risk management, including significant financial risk exposures and the steps our management has taken to monitor, control and report such exposures.

Under Securities and Exchange Commission rules and the Audit Committee's charter, the Audit Committee must prepare a report that is to be included in our proxy statement relating to the annual meeting of stockholders or annual report filed on Form 10-K with the Securities and Exchange Commission. In addition, the Audit Committee must review and discuss our annual audited financial statements and quarterly financial statements with management and the independent auditor and recommend, based on its review, that the Board of Directors include the annual financial statements in our Annual Report on Form 10-K.

Compensation Committee

The Compensation Committee currently is comprised of Mr. Johnson, Mr. Mulcahy and Mr. Schindler, with Mr. Schindler serving as its chair. The Compensation Committee is responsible for assisting the Board of Directors in discharging its responsibilities relating to the compensation of our executive officers and the Chief Executive Officer performance evaluation process, and for preparing a report on executive compensation that is to be included in our proxy statement relating to the annual meeting of stockholders.

The Compensation Committee is also responsible for:

- reviewing and approving the total compensation philosophy covering our executive officers and other key executives and periodically reviewing an analysis of the competitiveness of our total compensation practices in relation to those of our peer group;
- with respect to our executive officers, reviewing and approving the base salaries, salary ranges and the salary increase program pursuant to our executive salary administration program, the applicable standards of performance to be used in incentive compensation plans and the grant of equity incentives;
- recommending changes in non-employee director compensation to the Board of Directors;
- reviewing proposed stock incentive plans, other long-term incentive plans, stock purchase plans and other similar plans, and all proposed changes to such plans;
- reviewing the results of any stockholder advisory votes regarding our executive compensation and recommending to the Board how to respond to such votes; and
- recommending to the Board whether to have an annual, biannual or triennial advisory stockholder vote regarding executive compensation.

Governance and Nominating Committee

The Governance and Nominating Committee currently is comprised of Mr. Johnson, Mr. Mulcahy and Mr. Schindler; Mr. Johnson is its chair. The Governance and Nominating Committee is responsible for:

- identifying individuals qualified to serve on the Board of Directors, consistent with criteria approved by the Board of Directors;
- recommending that the Board of Directors select a slate of director nominees for election by our stockholders at the annual meeting of our stockholders, in accordance with our charter and bylaws and with Maryland law;
- recommending to the Board of Directors candidates to fill vacancies on the Board or on any committee of the Board in accordance with our charter, bylaws and with Maryland law;
- evaluating and recommending to the Board of Directors a set of corporate governance policies and principles to be applicable to our company;
- re-evaluating periodically such policies and guidelines for the purpose of suggesting amendments to them if appropriate; and
- overseeing annual evaluations in accordance with the requirements of the New York Stock Exchange listing standards.

Director Independence Determinations

In order to assist our Board of Directors in making the independence determinations required by the New York Stock Exchange listing standards, the Board of Directors has adopted categorical standards of independence. These standards, which are contained in our Corporate Governance Guidelines, are included as Appendix A to this Proxy Statement and are also available on our corporate website, *www.hanesbrands.com,* on the "Investors" page under the link "Corporate Governance." Eight of the nine current members of our Board of Directors, Mr. Chaden, Mr. Griffin, Mr. Johnson, Ms. Mathews, Mr. Mulcahy, Mr. Nelson, Mr. Schindler and Ms. Ziegler, are independent under New York Stock Exchange listing standards and under our Corporate Governance Guidelines. In determining director independence, the Board of Directors did not discuss, and was not aware of, any related person transactions, relationships or arrangements that existed with respect to any of these directors.

Our Audit Committee's charter requires that the Audit Committee be composed of at least three members, all of whom must be independent under New York Stock Exchange listing standards and the rules of the Securities and Exchange Commission. Each of the members of our Audit Committee is an independent director under the New York Stock Exchange listing standards and meets the standards of independence applicable to audit committee members under applicable Securities and Exchange Commission rules.

Our Compensation Committee's charter requires that all of the members of the Compensation Committee be independent under New York Stock Exchange listing standards, "non-employee directors" within the meaning of Securities and Exchange Commission Rule 16b-3 under the Exchange Act and "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code") and the regulations thereunder. Each of the members of our Compensation Committee is an independent director under the New York Stock Exchange listing standards, a non-employee director within the meaning of Rule 16b-3 under the Exchange Act and an outside director within the meaning of Section 162(m) of the Internal Revenue Code.

Our Governance and Nominating Committee's charter requires that all of the members of the Governance and Nominating Committee be independent under New York Stock Exchange listing standards. Each of the members of our Governance and Nominating Committee is an independent director under the New York Stock Exchange listing standards.

Related Person Transactions

Our Board of Directors has adopted a written policy setting forth procedures to be followed in connection with the review, approval or ratification of "related person transactions." For purposes of this policy, the phrase "related person transaction" refers to any financial transaction, arrangement or relationship in which Hanesbrands or any of its subsidiaries is a participant and in which any director, nominee for director or executive officer, or any of their immediate family members, has a direct or indirect material interest.

Each director, director nominee and executive officer must promptly notify our Chief Executive Officer and our Corporate Secretary in writing of any material interest that such person or an immediate family member of such person had, has or will have in a related person transaction. The Governance and Nominating Committee is responsible for the review and approval or ratification of all related person transactions involving a director, director nominee or executive officer. At the discretion of the Governance and Nominating Committee, the consideration of a related person transaction may be delegated to the full Board of Directors, another standing committee or to an ad hoc committee of the Board of Directors comprised of at least three members, none of whom has an interest in the transaction.

The Governance and Nominating Committee, or other governing body to which approval or ratification is delegated, may approve or ratify a transaction if it determines, in its business judgment, based on its review of the available information, that the transaction is fair and reasonable to us and consistent with our best interests. Factors to be taken into account in making a determination of fairness and reasonableness may include:

- the business purpose of the transaction;
- whether the transaction is entered into on an arm's-length basis on terms fair to us; and
- whether such a transaction would violate any provisions of our Global Code of Conduct.

If the Governance and Nominating Committee decides not to approve or ratify a transaction, the transaction may be referred to legal counsel for review and consultation regarding possible further action, including, but not limited to, termination of the transaction on a prospective basis, rescission of such transaction or modification of the transaction in a manner that would permit it to be ratified and approved by the Governance and Nominating Committee.

During 2010, there were no related person transactions, or series of similar transactions, involving us and our directors or executive officers.

Communication with the Board of Directors

The Governance and Nominating Committee believes that formalizing procedures for handling communications from stockholders is an important aspect of Hanesbrands' corporate governance procedures. As a public company, Hanesbrands has an obligation to ensure that its communications with stockholders are prompt, accurate, credible, and in compliance with the applicable legal requirements to which Hanesbrands is subject, including the requirements of the Securities and Exchange Commission and the New York Stock Exchange. The Board has adopted a policy to govern the procedures for handling communications received from stockholders interested in communicating directly with the Board.

Stockholders may communicate with members of the Board by sending written communications directly to the Board or to specified individual members of the Board, including Hanesbrands' Lead Director or any of Hanesbrands' other non-management directors, by sending such communications to Hanesbrands Inc., 1000 East Hanes Mill Road, Winston-Salem, North Carolina 27105, Attention: Corporate Secretary. Stockholders also may communicate with members of the Board by sending an e-mail to our Corporate Secretary at corporate.secretary@hanesbrands.com. To ensure proper handling, any mailing envelope or e-mail containing a communication intended for the Board must contain a clear notation indicating that the communication is a "Stockholder/Board Communication."

Although a communication to the Board may be submitted confidentially or anonymously, the Board encourages persons who wish to send communications to the Board to identify themselves so that a response may be provided, if appropriate. In addition, any such communications should clearly identify whether the author is a stockholder and must state whether the communication is intended for all the members of the Board or only for certain specified individual directors.

Our General Counsel will review, with external legal counsel when appropriate, any communication from stockholders that is intended for the Board. Based on his or her judgment, the General Counsel will take the following actions with respect to such communication:

- if the communication relates to financial or accounting matters, forward the communication to the Audit Committee or discuss it at the next scheduled Audit Committee meeting;
- if the communication relates to executive officer compensation matters, forward the communication to the Compensation Committee or discuss it at the next scheduled Compensation Committee meeting;
- if the communication relates to the recommendation of the nomination of an individual to the Board, forward the communication to the Governance and Nominating Committee or discuss it at the next scheduled Governance and Nominating Committee meeting;
- if the communication relates to the operations of Hanesbrands, forward the communication to the appropriate officers of Hanesbrands for proper handling and, if appropriate, the response to such communication, and report on the handling of and forward the response to such communication to the Board at the next scheduled Board meeting; or
- if the communication does not fall within one of the prior categories, forward the communication to the addressees or discuss it at the next scheduled Board meeting.

Our General Counsel has the authority (without providing a copy to the Board or advising the Board of the communication) to discard or take other appropriate actions with respect to: unsolicited marketing or advertising material or mass mailings; unsolicited newsletters, newspapers, magazines, books and publications; surveys and questionnaires; resumes and other forms of job inquiries; requests for business contacts or referrals; material that is unduly threatening or illegal; obscene materials; material that does not reasonably relate to Hanesbrands or its business; or similarly inappropriate or irrelevant materials.

In addition, our General Counsel may handle, at her discretion, any communication that can be described as an "ordinary business matter." Such matters include routine questions, complaints and comments that can be appropriately addressed by management, as well as routine invoices, bills, account statements and related communications that can be appropriately addressed by management.

Process for Nominating Potential Director Candidates

The Governance and Nominating Committee is responsible for screening potential director candidates and recommending qualified candidates to the full Board of Directors for nomination. The Governance and Nominating Committee will consider director candidates proposed by the Chief Executive Officer, by any director or by any stockholder. From time to time, the Governance and Nominating Committee also retains search firms to assist it in identifying and evaluating director nominees. In evaluating potential director candidates, the Governance and Nominating Committee seeks to present candidates to the Board of Directors who have distinguished records of leadership and success in their arena of activity and who will make substantial contributions to the Board of Directors. The Governance and Nominating Committee considers the qualifications listed in Hanesbrands' Corporate Governance Guidelines, which include:

- personal and professional ethics and integrity;
- diversity among the existing Board members, including racial and ethnic background and gender;
- specific business experience and competence, including whether the candidate has experience in, and possesses an understanding of, business issues applicable to the success of a large publicly-traded company and whether the candidate has served in policy-making roles in business, government, education or other areas that are relevant to Hanesbrands' global activities;

- financial acumen, including whether the candidate, through education or experience, has an understanding of financial matters and the preparation and analysis of financial statements;
- the ability to represent the Hanesbrands stockholders as a whole;
- professional and personal accomplishments, including involvement in civic and charitable activities;
- experience with enterprise level risk management;
- educational background; and
- whether the candidate has expressed a willingness to devote sufficient time to carrying out his or her duties and responsibilities effectively and is committed to service on the Board of Directors.

Although we do not have a standalone policy regarding diversity in the nomination process, as noted above, diversity is one of the criteria that our Corporate Governance Guidelines require that our Governance and Nominating Committee consider in identifying and evaluating director nominees. In applying this criteria, the Governance and Nominating Committee and the Board consider diversity to also include differences of viewpoint, professional experience, education, skill and other individual qualities and attributes that contribute to an active, effective Board. The Governance and Nominating Committee evaluates the effectiveness of its activities under this policy through its annual review of Board composition, which considers whether the current composition of the Board adequately reflects the balance of qualifications discussed above, including diversity, prior to recommending nominees for election. In this regard, the Board believes that its efforts have been effective based on the current composition of the Board.

Any recommendation submitted by a stockholder to the Governance and Nominating Committee should include information relating to each of the qualifications outlined above concerning the potential candidate along with other information required by our bylaws. The Governance and Nominating Committee applies the same standards in evaluating candidates submitted by stockholders as it does in evaluating candidates submitted by other sources. Suggestions regarding potential director candidates, together with the required information described above, should be submitted in writing to Hanesbrands Inc., 1000 East Hanes Mill Road, Winston-Salem, North Carolina 27105, Attention: Corporate Secretary. Stockholders who want to nominate a director for consideration at next year's annual meeting should refer to the procedures described in "Stockholder Proposals for Next Annual Meeting" on page 52.

Executive Succession Planning

On an annual basis, our Board plans for succession to the position of Chief Executive Officer, as well as to certain other senior management positions. To assist the Board, our Chief Executive Officer annually provides the Board with an assessment of executives holding those senior management positions and of their potential to succeed him. The Chief Executive Officer also provides the Board with an assessment of persons considered potential successors to those senior managers. The Board considers that information and their own impressions of senior management performance in planning for succession in key positions.

Code of Ethics

Our Global Code of Conduct, which serves as our code of ethics, applies to all directors and officers and other employees of our company and its subsidiaries. Any waiver of applicable requirements in the Global Code of Conduct that is granted to any of our directors, to our principal executive officer, to any of our senior financial officers (including our principal financial officer, principal accounting officer or controller) or to any other person who is an executive officer of Hanesbrands requires the approval of the Audit Committee. Any waiver of or amendment to the Global Code of Conduct will be disclosed on our corporate website, *www.hanesbrands.com,* on the "Investors" page, or in a Current Report on Form 8-K.

Copies of Our Corporate Governance Documents

Copies of the written charters for the Audit Committee, Compensation Committee and Governance and Nominating Committee, as well as our Corporate Governance Guidelines, Global Code of Conduct and other corporate governance information are available on our corporate website, *www.hanesbrands.com,* on the "Investors" page under the link "Corporate Governance."

Audit Committee Matters

Audit Committee Report

The information contained in this Audit Committee Report shall not be deemed to be "soliciting material" or "filed" or "incorporated by reference" in future filings with the Securities and Exchange Commission, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), except to the extent that Hanesbrands specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Exchange Act.

Each of the members of our Audit Committee, which was established in accordance with Section 3(a)(58) of the Exchange Act, meets the standards of independence applicable to audit committee members under applicable Securities and Exchange Commission rules and New York Stock Exchange listing standards. The Audit Committee assists the Board of Directors in oversight of the integrity of the financial statements, financial reporting process and systems of internal accounting and financial controls of Hanesbrands Inc., a Maryland corporation ("Hanesbrands"), Hanesbrands' compliance with legal and regulatory requirements, the independent auditor's qualifications and independence and the performance of Hanesbrands' internal audit function and independent auditors. The Audit Committee operates under a written charter, a copy of which is available on our corporate website, *www.hanesbrands.com,* on the "Investors" page under the link "Corporate Governance."

Management is primarily responsible for establishing and maintaining adequate internal financial controls, for preparing the financial statements and for the public reporting process. PricewaterhouseCoopers LLP ("PricewaterhouseCoopers"), the Audit Committee-appointed independent registered public accounting firm for the fiscal year ended January 1, 2011, is responsible for expressing an opinion on the conformity of Hanesbrands' audited financial statements with accounting principles generally accepted in the United States of America. In addition, PricewaterhouseCoopers expresses its opinion on the effectiveness of Hanesbrands' internal control over financial reporting.

In this context, the Audit Committee reviewed and discussed with management and PricewaterhouseCoopers the audited financial statements for the fiscal year ended January 1, 2011, management's assessment of the effectiveness of Hanesbrands' internal control over financial reporting and PricewaterhouseCoopers' evaluation of Hanesbrands' internal control over financial reporting. The Audit Committee met seven times (including telephone meetings) during the fiscal year ended January 1, 2011. The Audit Committee has discussed with PricewaterhouseCoopers the matters that are required to be discussed by AU Section 380 (Communication With Audit Committees), as modified or supplemented. In addition, the Audit Committee has discussed various matters with PricewaterhouseCoopers related to Hanesbrands' financial statements, including critical accounting policies and practices used, alternative treatments for material items that have been discussed with management, and other material written communications between PricewaterhouseCoopers and management. The Audit Committee has also received written disclosures and the letter from PricewaterhouseCoopers required by Public Company Accounting Oversight Board Rule No. 3526 (Communications with Audit Committees Concerning Independence) and has discussed with PricewaterhouseCoopers its independence from Hanesbrands and its management. In addition, the Audit Committee has received written material addressing PricewaterhouseCoopers' internal quality control procedures and other matters, as required by the New York Stock Exchange listing standards. The Audit Committee understands the need for PricewaterhouseCoopers to maintain objectivity and independence in its audit of our financial statements and internal control over financial reporting. The Audit Committee pre-approves all services, including both audit and non-audit services, provided by our independent registered public accounting firm.

Based on the considerations referred to above, the Audit Committee recommended to our Board of Directors that the audited financial statements for the fiscal year ended January 1, 2011 be included in our

Annual Report on Form 10-K for 2010 and selected PricewaterhouseCoopers as our independent registered public accounting firm for the fiscal year ending December 31, 2011.

By the members of the
Audit Committee consisting of:

Ronald L. Nelson (Chair)
Bobby J. Griffin
Jessica T. Mathews
Ann E. Ziegler

Auditor Fees and Services

The following table sets forth the fees billed to us by PricewaterhouseCoopers for services in the fiscal years ended January 1, 2011 and January 2, 2010:

	Fiscal Year Ended January 1, 2011	Fiscal Year Ended January 2, 2010
Audit fees	$2,333,700	$2,492,550
Audit-related fees	18,600	25,995
Tax fees	225,300	222,440
All other fees	—	—
Total fees	$2,577,600	$2,740,985

In the above table, in accordance with applicable Securities and Exchange Commission rules, "Audit fees" include fees billed for professional services for the audit of our consolidated financial statements included in our Annual Report on Form 10-K and review of our financial statements included in our Quarterly Reports on Form 10-Q, fees billed for services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements, fees related to services rendered in connection with securities offerings and fees for the audit of our internal control over financial reporting and consultations concerning financial accounting and reporting standards.

"Audit-related fees" are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the caption "Audit fees." For the fiscal years ended January 1, 2011 and January 2, 2010, these fees primarily relate to social security audits and various other services.

"Tax fees" for the fiscal years ended January 1, 2011 and January 2, 2010 include consultation, preparation and compliance services for domestic and certain foreign jurisdictions.

Pre-Approval of Audit Services

Our Audit Committee pre-approves all services, including both audit and non-audit services, provided by our independent registered public accounting firm. For audit services (including statutory audit engagements as required under local country laws), the independent registered public accounting firm provides the Audit Committee with an engagement letter outlining the scope of the audit services proposed to be performed during the year. The independent registered public accounting firm also submits an audit services fee proposal, which is approved by the Audit Committee before the audit commences. The Audit Committee may delegate the authority to pre-approve audit and non-audit engagements and the related fees and terms with the independent auditors to one or more designated members of the Audit Committee, as long as any decision made pursuant to such delegation is presented to the Audit Committee at its next regularly scheduled meeting. All audit and permissible non-audit services provided by PricewaterhouseCoopers to Hanesbrands during our past three fiscal years were pre-approved by the Audit Committee.

DIRECTOR COMPENSATION

Annual Compensation

In 2010, we compensated each non-employee director for service on our Board of Directors as follows:

- an annual cash retainer of $70,000, paid in quarterly installments;
- an additional annual cash retainer of $15,000 for the chair of the Audit Committee (currently, Mr. Nelson), $10,000 for the chair of the Compensation Committee (currently, Mr. Schindler) and $10,000 for the chair of the Governance and Nominating Committee (currently, Mr. Johnson);
- an additional annual cash retainer of $5,000 for each member of the Audit Committee other than the chair (currently, Mr. Griffin, Ms. Mathews and Ms. Ziegler);
- an additional annual cash retainer of $20,000 for the Lead Director (currently, Mr. Mulcahy);
- an annual grant of $110,000 in restricted stock units; and
- reimbursement of customary expenses for attending Board, committee and stockholder meetings.

Directors who are also our employees receive no additional compensation for serving as a director.

The following table summarizes the compensation paid to our non-employee directors for the fiscal year ended January 1, 2011.

Director Compensation — 2010

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)	Option Awards ($)(2)(4)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation($)	Total ($)
Ann E. Ziegler	$75,000	$109,998	$74,995	—	—	—	$259,993
J. Patrick Mulcahy	90,000	109,998	—	—	—	—	199,998
Ronald L. Nelson	85,000	109,998	—	—	—	—	194,998
James C. Johnson	80,000	109,998	—	—	—	—	189,998
Andrew J. Schindler	80,000	109,998	—	—	—	—	189,998
Bobby J. Griffin	75,000	109,998	—	—	—	—	184,998
Jessica T. Mathews	75,000	109,998	—	—	—	—	184,998
Lee A. Chaden	70,000	109,998	—	—	—	—	179,998

(1) Amounts shown include deferrals to the Hanesbrands Inc. Non-Employee Director Deferred Compensation Plan, or the "Director Deferred Compensation Plan."

(2) The dollar values shown reflect the aggregate grant date fair value of awards during 2010, computed in accordance with Topic 718 of the FASB Accounting Standards Codification. The assumptions we used in valuing these awards are described in Note 4, "Stock-Based Compensation," to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 1, 2011.

(3) Amounts shown represent the grant date fair value of the annual grant of restricted stock units which was made on December 6, 2010 to each director. These restricted stock units vest on the one-year anniversary of the grant date and are payable immediately upon vesting in shares of our common stock on a one-for-one basis. The number of restricted stock units held by each non-employee director as of January 1, 2011 was 4,050.

(4) In lieu of receiving her annual cash retainers for 2011, Ms. Ziegler elected to receive options to purchase 5,643 shares of Hanesbrands common stock with an aggregate value on the grant date, determined based on a Black-Scholes option-pricing model, equal to $74,995. The options, with an exercise price of $27.16 per share, vest in four equal installments on March 6, 2011, June 6, 2011, September 6, 2011 and December 6,

2011. These options were granted on December 6, 2010, together with the 2011 restricted stock unit grants for non-employee directors and are the only options held by Ms. Ziegler. As of January 1, 2011, Mr. Chaden held (i) stock options to purchase 168,239 shares of common stock at an exercise price of $22.37 per share, which are fully vested and expire on September 26, 2016, (ii) stock options to purchase 95,690 shares of common stock at an exercise price of $25.10 per share, which are fully vested and expire on February 5, 2017 (all of the foregoing options were granted to Mr. Chaden prior to December 29, 2007, when he ceased serving as our Executive Chairman) and (iii) stock options to purchase 13,619 shares of common stock at an exercise price of $14.28 per share, which are fully vested and expire on December 9, 2018. As of January 1, 2011, Mr. Griffin held (i) stock options to purchase 10,684 shares of common stock at an exercise price of $25.10 per share, which are fully vested and expire on February 5, 2017, and (ii) stock options to purchase 11,792 shares of common stock at an exercise price of $25.10 per share, which are fully vested and expire on February 4, 2018. No other non-employee director holds stock options.

(5) Our non-employee directors may defer receipt of their entire annual retainer and any additional cash retainers into the Director Deferred Compensation Plan. In addition, our directors may defer receipt of equity awards at vesting into the Director Deferred Compensation Plan. The Director Deferred Compensation Plan does not provide for "above-market" or preferential earnings as defined in applicable Securities and Exchange Commission rules.

In September 2009, after reviewing information about the compensation paid to non-employee directors at our benchmark companies (our benchmark companies are discussed below in "How the Compensation Committee uses Advisors and Benchmarking"), the Compensation Committee determined not to make any changes to compensation for non-employee directors for 2010. After a similar review conducted in December 2010, the Compensation Committee determined for 2011 to increase the annual cash retainer to $80,000, the additional annual cash retainer for the chair of the Audit Committee to $20,000 and the additional annual cash retainer for the chair of each of the Compensation Committee and the Governance and Nominating Committee to $15,000. We expect that the Compensation Committee will conduct a review of non-employee director compensation each year and may alter that compensation following any such review.

Director Deferred Compensation Plan

Under the Director Deferred Compensation Plan, a nonqualified, unfunded deferred compensation plan, our non-employee directors may defer receipt of all (but not less than all) of their cash retainers. At the election of the director, amounts deferred under the Director Deferred Compensation Plan will (i) earn a return equivalent to the return on an investment in an interest-bearing account earning interest based on the Federal Reserve's published rate for five-year constant maturity Treasury notes at the beginning of the calendar year, which was 2.65% for 2010 and will be 2.02% for 2011, or (ii) be deemed to be invested in a stock equivalent account and earn a return based on our stock price. Receipt of awards of restricted stock or restricted stock units to non-employee directors may also be deferred under the Director Deferred Compensation Plan and invested in the stock equivalent account. Amounts deferred, plus any dividend equivalents or interest, will be paid in cash or in shares of our common stock, as applicable, with any shares of common stock being issued from the Omnibus Incentive Plan. The amount payable to participants will be payable either on the withdrawal date elected by the participant or upon the occurrence of certain events as provided under the Director Deferred Compensation Plan. A participant may designate one or more beneficiaries to receive any portion of the obligations payable in the event of death; however, neither participants nor their beneficiaries may transfer any right or interest in the Director Deferred Compensation Plan.

Director Share Ownership and Retention Guidelines

We believe that our directors who are not employees of Hanesbrands should have significant ownership stakes in Hanesbrands. Our non-employee directors receive a substantial portion of their compensation in the form of restricted stock units and also may elect to receive their cash retainers in the form of options to purchase our common stock or to defer receipt of such amounts under the Director Deferred Compensation Plan and have such deferred amounts deemed invested in a stock equivalent account. To promote such equity ownership and further align the interests of these directors with our stockholders, we have adopted share ownership and retention guidelines for our non-employee directors. A non-employee director may not dispose of any shares of our common stock until such director holds shares of common stock with a value equal to at least five times the current annual equity retainer, and may then only dispose of shares in excess of those with that value. In addition to shares directly held by a non-employee director, shares held for such director in the Director Deferred Compensation Plan (including hypothetical share equivalents held in that plan) will be counted for purposes of determining whether the ownership requirements are met. The Compensation Committee reviewed the ownership requirements during the fiscal year ended January 1, 2011 and did not make any changes.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

Report of Compensation Committee on Executive Compensation

The information contained in this Compensation Committee Report shall not be deemed to be "soliciting material" or "filed" or "incorporated by reference" in future filings with the Securities and Exchange Commission, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), except to the extent that Hanesbrands specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Exchange Act.

Mr. Schindler was the Chair and Mr. Johnson and Mr. Mulcahy served as members of the Compensation Committee during the fiscal year ended January 1, 2011. The Compensation Committee was at all times during the fiscal year ended January 1, 2011 comprised solely of non-employee directors each of whom was: (i) independent as defined under New York Stock Exchange listing standards, (ii) a non-employee director for purposes of Rule 16b-3 under the Exchange Act, and (iii) an outside director for purposes of Section 162(m) of the Internal Revenue Code, as amended.

The Compensation Committee has reviewed and discussed the "Compensation Discussion and Analysis" required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the "Compensation Discussion and Analysis" be included in this Proxy Statement.

Respectfully submitted,

Andrew J. Schindler, Chair
James C. Johnson
J. Patrick Mulcahy

Compensation Committee Interlocks and Insider Participation

The current members of the Compensation Committee are Mr. Schindler, Mr. Johnson and Mr. Mulcahy, and no other directors served on the Compensation Committee during the fiscal year ended January 1, 2011. No interlocking relationship exists between our Board of Directors or Compensation Committee and the Board of Directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

This compensation discussion and analysis provides information about our compensation objectives and principles for our principal executive officer, our principal financial officer and our three other most highly compensated executive officers (we refer to these officers as our "named executive officers"), who for the fiscal year ended January 1, 2011 were Richard A. Noll, our Chairman and Chief Executive Officer, E. Lee Wyatt Jr., our Chief Financial Officer, Gerald W. Evans Jr., our Co-operating Officer, President International, William J. Nictakis, our Co-operating Officer, President U.S., and Kevin W. Oliver, our Chief Human

Resources Officer. Also, we have voluntarily included information about Joia M. Johnson, our Chief Legal Officer, General Counsel and Corporate Secretary, so that we are providing information about each of our executive officers. We believe that such additional disclosure is helpful for stockholders because it provides complete visibility into the Compensation Committee's compensation decisions for all executives at this critical management level. Our compensation discussion and analysis also contains analysis about how and why significant compensation decisions were made, and places in context the information contained in the tables that follow this discussion.

Hanesbrands reported earnings per share of $2.16 and sales of $4.327 billion for 2010, which represented growth over 2009 earnings per share, excluding actions, of 30.1% and growth over 2009 sales of 11.2%. As a result of this performance, our executive officers earned the maximum amount under the performance-based elements of their compensation, which increased the total compensation amounts earned for 2010 when compared to 2009. For example, in 2009 our executive officers earned annual incentive compensation at approximately 23.4% of their target amount, while for 2010 they earned 200% of their target amount. The increase in annual incentive compensation for 2010 compared to 2009 was the primary reason for the overall increase in compensation for each of our executive officers for 2010, including our Chief Executive Officer.

Our commitment to continually reviewing and updating our compensation practices in light of evolving best pay practices is evidenced by numerous recent changes, including:

- We have increased the weighting of performance-based elements of our long-term incentive compensation. These elements represented 40% of our executive officers' long-term incentive compensation for 2011 compared to none for 2009.
- We have reduced the percentage of our executive officers' long-term incentive compensation represented by time-vested restricted stock units.
- We recently implemented a requirement that 100% of after-tax shares received through the exercise of options or vesting of restricted stock units be held for one year.
- We recently increased the stock ownership guidelines for our Chief Executive Officer from four times to six times his base salary.
- We recently amended our Omnibus Incentive Plan to formalize our policy that equity awards made to our executive officers fully vest over a period of not less than three years.
- We also recently amended our Omnibus Incentive Plan to prohibit, in addition to repricing of stock options and stock appreciation rights, cash buyouts of such awards.
- We have eliminated virtually all perquisites for our executive officers, including car allowances, executive physicals, financial planning and country club memberships.
- We have agreed in principle to eliminate share recycling in the future and eliminate excise tax gross-ups for new executives.

Objectives and Principles of Our Executive Compensation Program

Objectives

Our executive compensation program supports the objectives of the Hanesbrands executive compensation philosophy, which are to attract, retain and motivate the executive team to support the attainment of our business strategy and operating imperatives, as well as to guide the design and administration of the executive compensation and benefit plans.

Applicability

The executive compensation philosophy applies to senior leaders and key executive talent who directly impact the strategic direction and operating results of Hanesbrands: specifically the CEO, the other named executive officers, and all other "executive officers" for the purposes of Section 16 under the Exchange Act ("Section 16 officers").

Principles

The guiding principles underlying the executive compensation philosophy are to align senior management and stockholder interests and to be simple, quantifiable, and unifying.

More specifically:

- Balance annual and long-term business objectives, using an appropriate mix of cash and equity
- Emphasize a "pay-for-results" culture, establishing a link between a substantial percent of an executive's compensation and stockholders' value growth
- Effectively manage the cost of programs by delivering a meaningful portion of executive pay in variable, at-risk compensation
- Provide a balanced total compensation program to ensure senior management is not encouraged to take unnecessary and excessive risks that may harm Hanesbrands
- Require equity ownership of senior management
- Limit the complexity of plans
- Use quantifiable performance metrics that are easily calculated and easily understood
- Reinforce teamwork and internal alignment

Peer Group

Hanesbrands will compare its compensation to companies with whom it competes for talent, capital, consumers, and customers. Peers used for competitive pay comparisons as determined by the Compensation Committee will be similarly-sized public apparel companies, only supplemented by general consumer industry companies if too few apparel benchmarks exist.

Targeted Pay Posture

Senior management and the Compensation Committee will use judgment when making compensation decisions and review executive pay from a holistic perspective, including reference to compensation peer group pay practices and norms, general industry pay levels as gathered from publicly-available survey sources, individual performance, tenure and importance to Hanesbrands, and internal equity considerations.

The Compensation Committee will use Total Targeted Direct Compensation (TTDC), which refers to total base salary, annual incentive compensation and long-term incentive compensation at the target level, as the major metric for benchmark comparisons. Executive pay will be targeted between the market median and the top quartile to ensure engagement, motivation and retention.

Weight the mix among base salary, annual incentive (AIP), and long-term incentives (LTIP) to reward performance for above market median performance.

Benefits and perquisites, including pension plans and deferred compensation programs, are targeted at or below competitive median levels.

Authority

The Compensation Committee, advised by its compensation consultant, is responsible for overseeing and approving all elements of the executive compensation program for Section 16 officers. Hanesbrands' senior management and human resources are responsible for the design and administration of the executive compensation program.

Share Ownership and Retention Guidelines

We believe that our executives should have significant ownership stakes in Hanesbrands. To promote such equity ownership and further align the interests of our executives with our stockholders, we have adopted share ownership and retention guidelines for our key executives, including our executive officers. Until the requirements of the stock ownership guidelines are met, an executive is required to retain 50% of any shares received (on a net after-tax basis) under our equity-based compensation plans.

The Compensation Committee reviewed the guidelines during the fiscal year ended January 1, 2011 and determined to increase the requirement for our Chief Executive Officer from four to six times his annual base salary; the requirements for the other executive officers continue to be three times the executive's base salary.

Our executive officers and other key executives have a substantial portion of their incentive compensation paid in the form of our common stock. In addition to shares directly held by a key executive, shares held for such executive in the 401(k) Plan, the Hanesbrands Inc. Executive Deferred Compensation Plan (the "Executive Deferred Compensation Plan"), and the Hanesbrands Inc. Supplemental Employee Retirement Plan (the "SERP"), including hypothetical share equivalents held in the latter two plans, will be counted for purposes of determining whether the ownership requirements are met.

The Compensation Committee reviewed compliance by our executive officers as of the end of October 2010 and determined that Mr. Noll had achieved an ownership percentage of approximately 165% of the required number of shares set forth in the guidelines and that each of the executive officers other than Mr. Noll had achieved ownership of between approximately 60% and 224% of the required number of shares set forth in the guidelines.

In order to further align the interests of our executives with those of our stockholders, the Compensation Committee recently implemented a policy whereby all employees of our company, including our executive officers, are required to hold any net shares of Hanesbrands stock that they receive through the exercise of stock options or the vesting or lapse of restrictions on restricted stock units or other equity awards, in case each which are granted on or after December 1, 2010, for at least one year from the date of exercising, vesting or lapse, as applicable. The requirement does not apply to any employee whose employment terminates or who becomes totally disabled (as defined under the appropriate disability benefit plan, if applicable). For purposes of this policy, "net shares" means the number of shares obtained by the executive less any shares sold by the executive to cover the exercise price and brokerage costs of exercising an option or withheld to cover applicable income tax and employment tax withholding requirements.

Prohibitions on Hedging and Other Derivative Transactions

Under our insider trading policy, directors and executive officers are required to clear in advance all transactions in Hanesbrands securities with Hanesbrands' legal department. Further, no director, executive officer or other employee of Hanesbrands is permitted to engage in "short sales" or "sales against the box" or trade in puts, calls or other options on our securities. This policy also applies to shares subject to the one-year holding period described above. These provisions are part of our overall program to prevent any Hanesbrands directors, officers or employees from trading on inside information.

How the Compensation Committee uses Advisors and Benchmarking

The Compensation Committee is responsible for overseeing and approving all elements of the executive compensation program for executive officers. The Compensation Committee has the authority to retain an independent executive compensation consultant to assist in the evaluation of compensation for our executive officers and to help ensure the objectivity and appropriateness of the actions of the Compensation Committee. The Compensation Committee has the sole authority to retain, at our expense, and terminate any such consultant, including the sole authority to approve such consultant's fees and other terms of engagement. Frederic W. Cook & Co., or the Cook firm, serves as the Compensation Committee's executive compensation consultant. The Cook firm assists in the development of compensation programs for our executive officers and our non-employee directors by providing information about compensation by our benchmark companies (which are described below), relevant market trend data, information on current issues in the regulatory environment, recommendations for program design and best practices, and corporate governance guidance. The Cook firm does not provide any other services to Hanesbrands, and this independence was an important factor in the Compensation Committee's selection of the Cook firm.

As noted above, one objective of our compensation program is to attract, retain and motivate the executive team to support the attainment of our business strategy and operating imperatives. We compare our compensation to that of companies with whom we compete for talent, capital, consumers and customers. Peers used for competitive pay comparisons as determined by the Compensation Committee will be similarly-sized public apparel companies, only supplemented by general consumer industry companies if too few apparel benchmarks exist. One of the ways in which the Cook firm assists the Compensation Committee is by providing information about compensation programs offered by the companies in our benchmark group. Our benchmark group, which was identified and selected with the assistance of the Cook firm, currently consists of nine similarly-sized public apparel companies, as well as ten general consumer industry companies selected for purposes of validation because of the relatively small number of apparel benchmark companies. Hanesbrands' annual revenue is similar to the median revenue of the benchmark companies.

During 2010, the Compensation Committee considered the composition of our benchmark group and determined to make changes to the group. Our primary apparel peer companies are Limited Brands, Inc., V.F. Corporation, Jones Apparel Group, Inc., Collective Brands, Inc., Liz Claiborne, Inc., Phillips-Van Heusen Corporation, The Warnaco Group, Inc., Quiksilver, Inc. and Carter's, Inc. Limited Brands, Inc. and Collective Brands, Inc. were added to the group in 2010. The validation peer companies are Fortune Brands, Inc., Newell Rubbermaid Inc., The Clorox Company, Mattel, Inc., The Hershey Company, Jarden Corporation, Hasbro, Inc., Energizer Holdings, Inc., Del Monte Foods Company and Stanley Black & Decker, Inc. Energizer Holdings, Inc. was added to the group in 2010, and two other companies, Brunswick Corporation and Hormel Foods Corporation, were removed from the group due to differences in their business models from that of Hanesbrands. In addition, during 2010 The Black & Decker Corporation became a wholly owned subsidiary of The Stanley Works; both of these companies were in our benchmark group and The Stanley Works, now known as Stanley Black & Decker, Inc., remains in our benchmark group.

To determine what constitutes a "competitive" compensation package, the Compensation Committee generally considers "total targeted direct compensation," comprised of base salary, annual incentive compensation and long-term incentive compensation, as well as the allocation among those elements of compensation, at benchmarks determined by market rates of compensation paid by our benchmark companies. Executive pay will be targeted between the market median and the top quartile to ensure engagement, motivation and retention.

Details Regarding the Elements of Executive Compensation

The compensation packages we offer our executive officers consist of the following elements, each of which is described in greater detail below:

- base salary;
- annual incentive compensation ("AIP");
- long-term incentive compensation ("LTIP"), including stock option awards, time-based restricted stock unit awards and performance stock and cash awards ("PSCAs");
- post-employment compensation; and
- other compensation.

The mix of elements that we offer is intended to further our goals of: balancing annual and long-term business objectives, using an appropriate mix of cash and equity; emphasizing a "pay-for-results" culture, establishing a link between a substantial percent of an executive's compensation and stockholders' value growth; effectively managing the cost of programs by delivering a meaningful portion of executive pay in variable, at-risk compensation; and providing a balanced total compensation program to ensure senior management is not encouraged to take unnecessary and excessive risks that may harm our company.

The table below shows base salary, AIP and cash and equity LTIP compensation at the target level for each of our executive officers for 2011, 2010, 2009 and 2008. This table presents information that is supplemental to, and should not be considered a substitute for, the information contained in the Summary Compensation Table which appears below under "Summary of Compensation." This table is not required by Securities and Exchange Commission rules, and we have chosen to include it to help investors better understand the total target direct compensation levels of our executive officers for the three years reflected in our Summary Compensation Table and for the current year. Amounts are target amounts and do not necessarily reflect amounts that were or will be paid or realized.

Total Target Direct Compensation

		Annual Compensation at Target				LTIP Compensation				
Name	**Year**	**Base Salary/% of Value of Total Target Direct Compensation (1)**		**AIP at Target/% of Value of Total Target Direct Compensation**		**Value at Target of LTIP Cash Compensation/% of Value of Total Target Direct Compensation**		**Value at Target of LTIP Equity Compensation/% of Value of Total Target Direct Compensation**		**Value of Total Target Direct Compensation**
Richard A. Noll	2011	$1,016,000	14.2%	$1,524,000	21.3%	$920,000	12.9%	$3,680,000	51.5%	$7,140,000
	2010	1,000,000	14.1	1,500,000	21.1	920,000	13.0	3,680,000	51.8	7,100,000
	2009	800,000	12.1	1,200,000	18.2	—	—	4,600,000	69.7	6,600,000
	2008	800,000	12.1	1,200,000	18.2	—	—	4,600,000	69.7	6,600,000
E. Lee Wyatt Jr.	2011	657,000	25.0	657,000	25.0	262,400	10.0	1,049,600	40.0	2,626,000
	2010	650,000	25.0	650,000	25.0	260,000	10.0	1,040,000	40.0	2,600,000
	2009	650,000	25.0	650,000	25.0	—	—	1,300,000	50.0	2,600,000
	2008	585,000	25.0	585,000	25.0	—	—	1,170,000	50.0	2,340,000
Gerald W. Evans Jr.	2011	657,000	25.0	657,000	25.0	262,400	10.0	1,049,600	40.0	2,626,000
	2010	600,000	25.0	600,000	25.0	240,000	10.0	960,000	40.0	2,400,000
	2009	600,000	25.0	600,000	25.0	—	—	1,200,000	50.0	2,400,000
	2008	600,000	25.0	600,000	25.0	—	—	1,200,000	50.0	2,400,000
William J. Nictakis	2011	657,000	25.0	657,000	25.0	262,400	10.0	1,049,600	40.0	2,626,000
	2010	600,000	25.0	600,000	25.0	240,000	10.0	960,000	40.0	2,400,000
	2009	600,000	25.0	600,000	25.0	—	—	1,200,000	50.0	2,400,000
	2008	600,000	25.0	600,000	25.0	—	—	1,200,000	50.0	2,400,000
Kevin W. Oliver	2011	379,000	25.0	379,000	25.0	151,400	10.0	605,600	40.0	1,515,000
	2010	375,000	25.0	375,000	25.0	150,000	10.0	600,000	40.0	1,500,000
	2009	375,000	25.0	375,000	25.0	—	—	750,000	50.0	1,500,000
	2008	375,000	25.0	375,000	25.0	—	—	750,000	50.0	1,500,000
Joia M. Johnson	2011	379,000	25.0	379,000	25.0	151,400	10.0	605,600	40.0	1,515,000
	2010	375,000	25.0	375,000	25.0	150,000	10.0	600,000	40.0	1,500,000
	2009	350,000	25.0	350,000	25.0	—	—	700,000	50.0	1,400,000
	2008	350,000	25.0	350,000	25.0	—	—	700,000	50.0	1,400,000

(1) For 2011, the Compensation Committee determined to increase the base salaries of our executive officers by approximately 1% to offset the elimination of the car allowance we ceased providing in 2011, which was equal to 4% of each officer's base salary.

Targets and Measures for our Compensation Program

A significant portion of the compensation that our executive officers may earn is subject to the achievement of performance targets. This is consistent with our goals of emphasizing a "pay-for-results" culture, establishing a link between a substantial percent of an executive's compensation and stockholders' value growth, and effectively managing the cost of programs by delivering a meaningful portion of executive pay in variable, at-risk compensation. We believe that the performance of individual officers is best viewed through their contributions to our company's performance as reflected by achievement of annual performance targets that are considered to be drivers of long-term stockholder value. We use quantifiable performance metrics that are easily calculated and easily understood and that reinforce teamwork and internal alignment.

For 2010, the elements of our program subject to the achievement of performance targets included:

- the amount that could be earned under the AIP; and
- the PSCA portion of LTIP compensation, which is payable in cash.

For 2011, those elements will include:

- the amount that could be earned under the AIP; and
- the PSCA portion of LTIP compensation, which is payable one-half in cash and one-half in stock.

For both 2010 and 2011, the measures and targets were the same for all of these elements. Opportunities exist for performance at a target level and at a maximum level. No opportunity exists for performance at or below a threshold level, but a pro-rated amount may be earned if performance is above the threshold level but below the target level.

The Compensation Committee selected measures and targets that have remained constant from year to year and that it considers to be key performance drivers that are most important to our stockholders. Although the measures and targets set by the Compensation Committee remained constant for 2010 and 2011, year over year improvement in performance was required in order for the targets to be met. Improved performance was also encouraged by setting the targets well above Hanesbrands' historic performance levels. The amounts earned by our executive officers under the performance-based elements of our compensation program were based solely on Hanesbrands' performance against the measures and targets. The Compensation Committee believes the selection of consistent measures and targets that incent our executive officers to achieve profitable business growth creates an incentive compensation program that rewards for continuous improvement and aligns most closely with growth in stockholder value.

The measures and targets for the elements of our program subject to the achievement of performance targets for 2010 and 2011 are as follows:

Measure	Weighting	Performance Levels		
		Minimum	Target	Maximum
Earnings per share, excluding actions, growth compared to prior year	75%	5%	15%	25%
Sales growth compared to prior year	25%	0%	3%	6%

The earnings per share growth and sales growth targets for 2010 and 2011 are tied to our long-term growth objectives for these measures. In selecting earnings per share growth and sales growth as performance measures for our executive officers for 2010, the Compensation Committee considered the fact that our company's restructuring efforts had largely been completed and concluded that earnings per share growth would be a better profit measure than operating profit, the measure that had previously been used, in aligning the performance of these officers with stockholder value as it incorporates aspects of growth, profitability and capital efficiency. The Compensation Committee weighted earnings per share more heavily than sales to further align senior management and stockholder interests.

As a result of the weighting assigned to these two measures, an executive officer would be eligible to receive, under the AIP for example, 25% of the target amount if sales increase at the target level over sales for the previous year, and would be eligible to receive 25% of the maximum amount if sales increase by the maximum level over such prior period sales.

Earnings per share growth for 2010 was determined by considering any increase in our earnings per share on an excluding actions basis for the fiscal year ended January 1, 2011 as compared to earnings per share on an excluding actions basis for the fiscal year ended January 2, 2010. Hanesbrands reported earnings per share of $2.16 and sales of $4.327 billion for 2010, which represented growth over 2009 of 30.1% and 11.2%, respectively. As a result of this performance, our executive officers earned the maximum amount under the performance-based elements of their compensation.

Base Salary

The base salaries for our executive officers are determined based on their experience and the scope of their responsibilities, both on an individual basis and in relation to the experience and scope of responsibilities of other executives. The Compensation Committee also considers the practices of the companies in our benchmark group. These factors result in different compensation levels among the executive officers. Base salaries are reviewed annually, and adjusted from time to time to reflect individual responsibilities, performance and experience, as well as market compensation levels.

For 2010, the Compensation Committee determined to increase Mr. Noll's total target direct compensation opportunity by approximately 7.5%, from $6,600,000 to $7,100,000. In making its decision, the Compensation Committee considered Mr. Noll's performance and that Mr. Noll's total target direct compensation opportunity had not changed since 2007, and also considered the practices of the companies in our benchmark group. Further, the Compensation Committee decided to slightly change the mix among the elements of Mr. Noll's compensation by increasing the base salary and cash compensation components of his compensation to be more consistent with the base salaries and cash compensation of chief executive officers of the benchmark companies. This was accomplished by increasing his base salary from $800,000 to $1,000,000 and maintaining his AIP opportunity as a percentage of his base salary at 150%, which with his new base salary would result a payment under the AIP of $1,500,000 at the target level.

For 2011, the Compensation Committee determined to increase the base salaries of our executive officers by approximately 1% to offset the elimination of the car allowance we ceased providing in 2011, which was equal to 4% of each officer's base salary. The Compensation Committee also determined to increase the base salaries of Mr. Evans and Mr. Nictakis by an additional amount resulting in an increase of approximately 10% for Mr. Evans and Mr. Nictakis. In making its decision, the Compensation Committee considered the practices of the companies in our benchmark group, and also considered that the total target direct compensation opportunity of each of Mr. Evans and Mr. Nictakis had not changed in three years.

Annual Incentive Compensation (AIP)

The AIP is designed to motivate performance and to advance the interests of Hanesbrands by linking a portion of annual compensation to the achievement of financial objectives and key performance indicators, while contributing to increased long-term stockholder value. The design of the AIP is intended to make it easy for participants to understand what company performance is required, consistent with our operating principles of being simple, quantifiable, and unifying.

For 2010, the maximum level of AIP opportunity that may be earned pursuant to the AIP was increased for each of our executive officers from 150% to 200% of the target level of AIP opportunity. In making this decision, the Compensation Committee considered that a maximum level of AIP opportunity at this multiple of target level is consistent with the practices of our benchmark companies. Neither the threshold level nor the target level were changed for any of these officers. The chart below illustrates the 2010 AIP opportunity, expressed as percentages of base salary, for each of our executive officers at the threshold, target and maximum levels.

	Percent of Base Salary		
	Threshold	**Target**	**Maximum**
Richard A. Noll	0%	150%	300%
E. Lee Wyatt Jr.	0%	100%	200%
Gerald W. Evans Jr.	0%	100%	200%
William J. Nictakis	0%	100%	200%
Kevin W. Oliver	0%	100%	200%
Joia M. Johnson	0%	100%	200%

As discussed above in "Targets and Measures for our Compensation Program," the measures for the AIP for 2010 were earnings per share growth and sales growth. As a result of Hanesbrands' performance for the fiscal year ended January 1, 2011, each of our executive officers received AIP payments at 200% of their target amounts.

As noted above, for 2011 the measures and targets for the AIP will be the same as those for 2010. In addition, the 2011 AIP opportunity, expressed as percentages of base salary, remained the same as for 2010 for each of our executive officers at the threshold, target and maximum levels.

Long-Term Incentive Program (LTIP)

The Omnibus Incentive Plan permits the issuance of equity and cash incentive awards to our employees, non-employee directors and employees of our subsidiaries to promote the interests of our company and our stockholders. The Omnibus Incentive Plan is designed to promote these interests by providing such individuals with a proprietary interest in pursuing the long-term growth, profitability and financial success of our company and aligning employee interest with that of our stockholders. For 2010 and 2011, the dollar value of Mr. Noll's LTIP award was not changed from 2009. For 2010 and 2011, the values of the LTIP awards for each of the other executive officers, as a percentage of such officer's base salary, were not changed from 2009.

For 2010 and 2011, three types of LTIP grants were awarded to our executive officers:

- stock options;
- time-vested restricted stock units; and
- PSCAs.

The performance measures and targets for the PSCAs are described above under "Targets and Measures for our Compensation Program." Equity awards are approved as a dollar amount, which on the grant date is converted into a specific number of restricted stock units, stock options or other stock awards. The number of restricted stock units and other stock awards is determined by using the closing price of our common stock on the date of grant. The number of stock options is determined by a third party using a Black-Scholes option-pricing model, with the closing price of our common stock on the date of grant as one of the factors used. The exercise price of the stock options granted is the closing price of our common stock on the date of grant.

During 2010, the Compensation Committee amended the Omnibus Plan to provide that, subject to limited exceptions, stock options, stock appreciation rights, restricted stock and restricted stock units will vest over a period of at least three years, and no faster than on a pro rata basis over the vesting period. The Compensation Committee also amended the Omnibus Plan to prohibit, in addition to repricing of stock options and stock appreciation rights, cash buyouts of such awards.

2010 LTIP Awards

Stock options granted for 2010 comprised 40% of the LTIP award for each executive officer, and vest 33%, 33% and 34% on the first anniversary, second anniversary and third anniversary, respectively, of the date of grant, conditioned on continued employment with Hanesbrands, with vesting in the event of a qualifying termination of employment for death, disability, retirement or involuntary termination or a change in control as determined at the time of grant. We believe stock options provide one way to align the interests of our employees with those of our stockholders, because the stock options, with exercise prices equal to the closing price of our common stock on the date of grant, have value only if our share price increases after the date of grant. The stock option awards made to these officers for 2010 were granted in December 2009; as a result, these awards were reflected in our "Grants of Plan-Based Award Table" for 2009 and the full grant date value of these awards is included for 2009 in the "Summary Compensation Table" below.

Restricted stock units granted for 2010 comprised 40% of the LTIP award for each executive officer, and vest 33%, 33% and 34% on the first anniversary, second anniversary and third anniversary, respectively, of the date of grant, conditioned on continued employment with Hanesbrands, with vesting in the event of a qualifying termination of employment for death, disability, retirement or involuntary termination or a change in control as determined at the time of grant. We believe that restricted stock units provide another way to align the interests of our employees with those of our stockholders because the value of this element of compensation increases or decreases with our stock price. The restricted stock unit awards made to these officers for 2010 were granted in December 2009; as a result, these awards were reflected in our "Grants of Plan-Based Award Table" for 2009 and the full grant date value of these awards is included for 2009 in the "Summary Compensation Table" below.

For 2010, the Compensation Committee added a PSCA, a form of LTIP award that had not previously been provided. The PSCA for 2010 is payable in cash and comprised 20% of the 2010 LTIP award for each executive officer. In making the decision to add the PSCAs, the Compensation Committee considered that more long-term incentive compensation being performance-based is consistent with the practices of our benchmark companies. Under these awards, cash payments will be made after the end of a three-year performance period ending December 29, 2012. For each year of the three-year period, our company's performance for that year will impact the amount that will be paid to each of our executive officers after the end of the period. A target value was set for each award for the first year of the performance period at the time of grant, as well as a maximum value which is equal to 200% of the target value. Target values for subsequent years are to be determined immediately prior to or shortly after the beginning of the subsequent years during the period. The amounts to be paid will be equal to the average of the actual achievement levels over the performance period multiplied by the sum of the target award values over the performance period. The performance measures and targets for the PSCAs are described above under "Targets and Measures for our Compensation Program." As discussed above in "Targets and Measures for our Compensation Program," the measures for the PSCA for 2010 were earnings per share growth and sales growth. As a result of Hanesbrands' performance for the fiscal year ended January 1, 2011, each of our executive officers earned amounts under the PSCA equal to 200% of their target amounts. The amounts calculated for each executive officer based on this performance are included in the "Summary Compensation Table" below, but no amounts will be paid until after the performance for each year in the performance period has been determined and the results are averaged as described above.

2011 LTIP Awards

For 2011, the Compensation Committee increased the percentage of LTIP awards tied to our company's performance. For 2011, the portion of each named executive officer's LTIP award comprised of a PSCA increased from 20% to 40%, with a corresponding decrease to the portion of the named executive officer's LTIP allocated to stock options. The change was made to enhance the linkage between Company operating performance and named executive officer compensation.

Stock options granted for 2011 comprised 20% of the LTIP award for each executive officer, with the same vesting terms as the stock options granted for 2010. The exercise price of the stock options is the closing price of our common stock on the grant date. The stock option awards made to these officers for 2011 were granted in December 2010; as a result, these awards were reflected in our "Grants of Plan-Based Awards in 2010" table below and the full grant date value of these awards is included for 2010 in the "Summary Compensation Table" below. Restricted stock units granted for 2011 comprised 40% of these officers' LTIP award with the same vesting terms as the restricted stock units granted for 2010. The restricted stock unit awards made to these officers for 2011 were granted in December 2010; as a result, these awards were reflected in our "Grants of Plan-Based Awards in 2010" table below and the full grant date value of these awards is included for 2010 in the "Summary Compensation Table" below.

Half of the value of the PSCA for 2011 consists of an award payable in cash and the other half consists of an award payable in stock. The cash portion of the PSCA will be paid after the third year of the cash portion of the program described above. The stock portion of the PSCA will vest three years after the grant date. For each PSCA, a target value was set for 2011, as well as a maximum value which is equal to 200% of the target value. The cash award is the award for the second year of the three-year period described above. The number of shares of common stock that will be received upon vesting of the stock award will range from 0% to 200% of the number of units granted based on our company's achievement in 2011 of certain performance targets. The performance measures and targets for the PSCAs are described above under "Targets and Measures for our Compensation Program."

Post-Employment Compensation

Our executive officers are eligible to receive post-employment compensation pursuant to the Hanesbrands Inc. Pension Plan, or the "Pension Plan," and our defined contribution retirement program, which includes the 401(k) Plan and the SERP, and pursuant to Severance/Change in Control Agreements, or "Severance Agreements." Each of these arrangements is discussed below.

Pension Plan

The Pension Plan is a defined benefit pension plan under which benefits have been frozen since December 31, 2005, intended to be qualified under Section 401(a) of the Internal Revenue Code, that provides the benefits that had accrued for any of our employees, including our executive officers, as of December 31, 2005 under a plan maintained by our former parent company prior to our becoming an independent public company. Because the Pension Plan is frozen, no additional employees became participants in the Pension Plan after December 31, 2005, and existing participants in the Pension Plan do not accrue any additional benefits after December 31, 2005.

Defined Contribution Retirement Program

Our defined contribution retirement program includes the 401(k) Plan and the SERP. Under the 401(k) Plan, our executive officers and generally all full-time domestic exempt and non-exempt salaried employees may contribute a portion of their compensation to the plan on a pre-tax basis and receive a discretionary matching employer contribution of up to a possible maximum of 4% of their eligible compensation not in excess of certain dollar limits mandated by the Internal Revenue Code. In addition, we may make an employer contribution to exempt and non-exempt salaried employees of up to an additional 4% of their eligible compensation.

The SERP is a nonqualified supplemental retirement plan that provides two types of benefits that we refer to collectively as the "Defined Contribution Component" of the SERP.

- First, the SERP provides for employer contributions to employees whose compensation exceeds a threshold set by the Internal Revenue Service. Although, as described above, the 401(k) Plan provides for employer contributions to our executive officers at the same percent of their eligible compensation as provided for all employees who participate in the 401(k) Plan, compensation and benefit limitations imposed on the 401(k) Plan by the Internal Revenue Code generally prevent us from making the entire amount of the employer contributions contemplated by the 401(k) Plan with respect to any employee whose compensation exceeds a threshold set by Internal Revenue Code provisions, which threshold was $245,000 for 2010 and is the same for 2011. The SERP provides to those employees whose compensation exceeds this threshold, including our executive officers, benefits that would be earned under the 401(k) Plan but for these limitations.
- Second, the SERP provides benefits consisting of transitional defined contribution credits for one to five years and ranging from 4% to 15% of eligible compensation to a broad group of executives in connection with our transition from providing both a defined benefit plan (as discussed above, the Pension Plan is frozen) and a defined contribution plan to providing only defined contribution plans, to mitigate the negative impact of that transition. The determination of the credits provided to an executive was based on the extent to which such executive was negatively impacted by the transition, including the executive's age and years of service as an executive as of January 1, 2006.

The SERP also provides benefits, which we refer to as the "Defined Benefit Component" of the SERP, consisting of those supplemental retirement benefits that had been accrued as of December 31, 2005 under a plan maintained by our former parent company prior to our becoming an independent public company.

As discussed below under "Nonqualified Deferred Compensation" and "Pension Benefits," at the end of 2008, we provided all active participants in the SERP with an election to receive the accrued Defined Contribution Component and the accrued Defined Benefit Component, respectively, of their SERP benefit as of December 31, 2008 in the form of a lump sum payment in 2009 or 2010. Commencing January 1, 2009, we distribute the vested portion of all SERP accruals directly to participants, including our executive officers, in cash on an annual basis. Any unvested portions are credited to the employee's SERP account and distributed to the employee upon vesting.

Severance Agreements

We have entered into Severance Agreements with all of our executive officers. The Severance Agreements provide these officers with benefits upon the involuntary termination of their employment other than for wrongful behavior or misconduct. The Severance Agreements also contain change-in-control benefits for these officers to help keep them focused on their work responsibilities during the uncertainty that accompanies a potential change in control, to provide benefits for a period of time after a change-in-control transaction and to help us attract and retain key talent. We determined the levels of severance provided to these officers under the Severance Agreements by reference to market studies conducted prior to entering into the first Severance Agreements in connection with our spin off. We believe the levels of benefits offered by the Severance Agreements are appropriate and competitive. Compensation that could potentially be paid to our executive officers pursuant to the Severance Agreements is described below in "Potential Payments upon Termination or Change in Control." Each agreement continues in effect unless we give at least 18 months' prior written notice that the agreement will not be renewed. In addition, if a change in control occurs during the term of the agreement, the agreement will automatically continue for two years after the end of the month in which the change in control occurs.

Other Compensation

Plans and Arrangements

Our executive officers are eligible to participate in certain employee benefits plans and arrangements offered by our company. These include the Executive Deferred Compensation Plan, the Hanesbrands Inc. Executive Life Insurance Plan, or the "Life Insurance Plan," and the Hanesbrands Inc. Executive Disability Plan, or the "Disability Plan." Under the Executive Deferred Compensation Plan, a group of approximately 230 executives at the director level and above, including our executive officers, may defer receipt of cash and equity compensation. We offer the Executive Deferred Compensation Plan because programs of its kind are offered by some of our benchmark companies.

The Life Insurance Plan provides life insurance benefits to a group of approximately 75 employees at the level of vice president or above, including our executive officers, who contribute materially to the continued growth, development and future business success of Hanesbrands. The Life Insurance Plan, which includes both a death benefit and a cash value, provides life insurance coverage during active employment in an amount equal to three times annual base salary, and, depending on the performance of investments in the plan, may offer continuing coverage following retirement. The Life Insurance Plan also provides executives with the opportunity to make voluntary, after-tax contributions that may be allocated by the executive into a range of investment options. The Disability Plan provides long-term disability benefits for persons employed by Hanesbrands and its subsidiaries as eligible executives. The Disability Plan provides disability coverage for a group of approximately 75 employees at the level of vice president and above, including our executive officers. If an eligible employee becomes totally disabled, the program will provide a monthly disability benefit equal to 1/12 of the sum of (i) 75% of the employee's annual base salary up to an amount not in excess of $500,000, and (ii) 50% of the three-year average of the employee's annual short-term incentive payments up to an amount not in excess of $250,000. The maximum monthly disability benefit is $41,667 and is reduced by any disability benefits that an employee is entitled to receive under Social Security, workers' compensation, a state compulsory disability law or another plan of Hanesbrands providing benefits for disability.

Perquisites

We have eliminated nearly all of the limited perquisites that we offered to our executive officers in the past. For example, beginning in 2011, we no longer provide an executive car allowance.

Additional Information

Role of the Chief Executive Officer in Setting the Compensation of Other Executive Officers

As noted above, our Compensation Committee, advised by their compensation consultant, is responsible for overseeing and approving all elements of the executive compensation program for executive officers. Our senior management and human resources are responsible for the design and administration of the executive compensation program. At the direction of the Compensation Committee, our management has worked with the Cook firm to prepare information about the compensation of our executive officers. Our Chief Executive Officer uses this information to make recommendations to the Compensation Committee regarding compensation of these officers, other than the Chief Executive Officer, and the Cook firm provides guidance to the Compensation Committee about those recommendations. The Cook firm makes independent recommendations to the Compensation Committee regarding the compensation of our Chief Executive Officer without the foreknowledge of management. The Compensation Committee uses this information and considers these recommendations in making decisions about executive compensation for all of our executive officers. All decisions regarding compensation of executive officers are made solely by the Compensation Committee.

Tax Gross-Ups

We do not increase payments to any executive officer to cover non business-related personal income taxes, other than the personal income taxes due on relocation reimbursements.

Clawbacks and Recoupment

To further align the interests of employees with the interests of our stockholders and strengthen the link between total compensation and our company's performance, under the Omnibus Incentive Plan the Compensation Committee may make retroactive adjustments to, and employees, including our executive officers, would be required to reimburse the company for, any cash or equity-based incentive compensation paid to employees where such compensation was predicated upon achieving certain financial results that were substantially the subject of a restatement if, as a result of the restatement, it is determined that the employees otherwise would not have been paid such compensation, regardless of whether or not the restatement resulted from the employees' misconduct. While the foregoing decision is made in the discretion of the Compensation Committee, the Omnibus Incentive Plan provides that Hanesbrands shall, to the extent permitted by governing law, require reimbursement of any cash or equity-based incentive compensation paid to any executive officer where: (i) the payment was predicated upon the achievement of certain financial results that were subsequently the subject of a substantial restatement, and (ii) in the view of the Compensation Committee the executive officer engaged in fraud or misconduct that caused or partially caused the need for the substantial restatement. Payments made pursuant to the AIP are also subject to recoupment in the same circumstances as described above for the Omnibus Incentive Plan.

Tax Treatment of Certain Compensation

Section 162(m) of the Internal Revenue Code limits the tax deductibility of certain compensation paid to our chief executive officer and our three other named executive officers, other than our chief financial officer, with the highest total compensation. This provision disallows the deductibility of certain compensation in excess of $1 million per year unless it is considered performance-based compensation under the Internal Revenue Code. We have adopted policies and practices that are intended to take into account the maximum tax deduction possible under Section 162(m) of the Internal Revenue Code for our AIP payments, PSCAs and stock option awards; however, there can be no guarantee that the IRS will agree on the amount of those deductions. In addition, we may forgo any or all of the tax deduction if we believe it to be in the best long-term interests of our stockholders. Time-vested restricted stock units are not deemed "performance based," and therefore are not tax deductible if the value at vesting, in combination with other non-performance-based compensation such as salary, exceeds $1 million for an executive officer. For 2010, we expect that the following compensation will not be deductible: Mr. Noll, $4,820,951; Mr. Evans, $658,272; and Mr. Nictakis, $1,482,143.

In making decisions about executive compensation, we also consider the impact of other regulatory provisions, including the provisions of Section 409A regarding non-qualified deferred compensation and the "golden parachute" provisions of Section 280G of the Internal Revenue Code. For example, we have attempted to structure the Severance Agreements so that they will not result in adverse tax consequences under Section 409A.

In making decisions about executive compensation, we also consider how various elements of compensation will impact our financial results. In this regard, we consider the impact of applicable stock compensation accounting rules, which determines how we recognize the cost of employee services received in exchange for awards of equity instruments.

EXECUTIVE COMPENSATION

Summary of Compensation

The following table sets forth a summary of compensation earned by or paid to our executive officers, including our named executive officers, for the fiscal years ended January 1, 2011, January 2, 2010, and January 3, 2009.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(1)	Stock Awards($)(2)	Option Awards($)(2)(3)	Non-Equity Incentive Plan Compensation(1)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(5)	All Other Compensation(6)	Total Compensation
Richard A. Noll	2010	$1,000,000	$ —	$2,759,999	$ 919,999	$4,840,000	$ 47,625	$280,209	$ 9,847,832
Chairman and	2009	800,000	—	1,840,005	2,389,482	280,440	—(7)	440,245	5,750,172
Chief Executive Officer	2008	800,000	—	2,299,994	6,899,999	1,030,800	158,594	479,248	11,668,635
E. Lee Wyatt Jr.	2010	650,000	—	787,205	262,404	1,820,000	—	105,601	3,625,210
Chief Financial Officer	2009	650,000	—	520,005	614,950	151,905	—	164,081	2,100,941
	2008	585,000	—	1,235,003	1,235,003	497,835	—	167,196	3,720,037
Gerald W. Evans Jr.	2010	600,000	—	787,205	262,404	1,680,000	165,801	165,129	3,660,539
Co-operating Officer,	2009	600,000	—	480,007	620,065	140,220	85,699	273,716	2,199,707
President International	2008	600,000	—	1,199,993	1,199,998	510,600	94,872	265,965	3,871,428
William J. Nictakis	2010	600,000	—	787,205	262,404	1,680,000	—	86,967	3,416,576
Co-operating Officer,	2009	600,000	—	480,007	545,415	140,220	—	249,611	2,015,253
President U.S.	2008	600,000	500,000(8)	1,199,993	1,199,998	510,600	—	454,311	4,464,902
Kevin W. Oliver	2010	375,000	—	454,197	151,395	1,050,000	27,399	69,591	2,127,582
Chief Human	2009	375,000	—	299,989	366,610	87,638	15,009	116,502	1,260,748
Resources Officer	2008	375,000	—	750,001	749,998	319,125	16,863	119,506	2,330,493
Joia M. Johnson	2010	375,000	—	454,197	151,395	1,050,000	—	48,853	2,079,445
Chief Legal Officer,	2009	350,000	—	299,989	333,898	81,795	—	82,513	1,148,195
General Counsel and Corporate Secretary	2008	350,000	—	699,997	699,995	297,850	—	104,546	2,152,388

(1) Amounts shown include deferrals to the 401(k) Plan and the Executive Deferred Compensation Plan.

(2) The dollar values shown reflect the aggregate grant date fair value of awards during the year shown, computed in accordance with Topic 718 of the FASB Accounting Standards Codification. The assumptions we used in valuing these awards are described in Note 4, "Stock-Based Compensation," to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 1, 2011. These amounts do not correspond to the actual value that may be recognized by the officer. Additional information regarding outstanding awards, including exercise prices and expiration dates, can be found in the "Outstanding Equity Awards" table below. The amounts shown under "Stock Awards" for

fiscal year 2010 include grants of both the portion of the PSCA payable in stock and restricted stock units, as shown below:

	Grant Date Fair Value of Portion of the PSCA Payable in Stock	Grant Date Fair Value of Restricted Stock Units	Total Grant Date Fair Value of Stock Awards
Richard A. Noll	$919,991	$1,840,008	$2,759,999
E. Lee Wyatt Jr.	262,393	524,812	787,205
Gerald W. Evans Jr.	262,393	524,812	787,205
William J. Nictakis	262,393	524,812	787,205
Kevin W. Oliver	151,390	302,807	454,197
Joia M. Johnson	151,390	302,807	454,197

The Compensation Committee approved equity grants for 2008 at its meeting in January 2008, and approved equity grants for 2009 at its meeting in December 2008. As a result, two grants of restricted stock units and stock options were made to our executive officers during our 2008 fiscal year, and both of these grants are reflected in the table above for 2008. For example, the $6,899,999 shown for Mr. Noll for 2008 in the "Option Awards" column consists of the $4,599,998 grant date fair value of his 2008 stock option award made in January 2008 and the $2,300,001 grant date fair value of his 2009 stock option award made in December 2008.

(3) The amounts shown for fiscal year 2009 also include the increase in fair value related to modifications to certain stock options held by our employees, including each of our executive officers, to extend the term of such stock options from five years or seven years to ten years. In July 2009, the Compensation Committee approved an amendment to all stock options having a five-year or seven-year term and an exercise price ranging from $22.37 to $29.35, to extend the option term by five years or three years, respectively (that is, to the tenth anniversary of the original grant date). The Compensation Committee did not adjust the exercise price, vesting schedule or any other features of the stock options. In accordance with Topic 718 of the FASB Accounting Standards Codification, the increase in fair value was determined using the Black-Scholes option pricing model as measured immediately before and after the modification.

(4) For 2010, these amounts represent the aggregate of the amounts paid for 2010 under the AIP, which amounts were received after the end of 2010, and the amounts earned for 2010 under PSCA that are payable in cash. The amounts earned for 2010 under the performance cash award program will not be payable until after the end of the three-year performance period and will be equal to the average of the actual achievement levels over the performance period multiplied by the sum of the target award values over the performance period. The amounts for fiscal year 2010 with respect to each of the AIP and the performance cash award program are shown below:

	AIP	Amount Earned for 2010 under the Performance Cash Award Program	Total Non-Equity Incentive Plan Compensation
Richard A. Noll	$3,000,000	$1,840,000	$4,840,000
E. Lee Wyatt Jr.	1,300,000	520,000	1,820,000
Gerald W. Evans Jr.	1,200,000	480,000	1,680,000
William J. Nictakis	1,200,000	480,000	1,680,000
Kevin W. Oliver	750,000	300,000	1,050,000
Joia M. Johnson	750,000	300,000	1,050,000

(5) Neither the Executive Deferred Compensation Plan nor the SERP provide for "above-market" or preferential earnings as defined in applicable Securities and Exchange Commission rules. Increases in pension values are determined for the periods presented; because the defined benefit arrangements are frozen, the values shown in this column represent solely the increase in the actuarial value of pension benefits previously accrued as of December 31, 2005.

(6) For the fiscal year ended January 1, 2011, amounts reported in the "All Other Compensation" column include the following: (i) amounts paid pursuant to our automobile allowance program, which prior to its termination as of 2011 consisted of a payment to our executives of an amount equal to 4% of their base salary ($40,000 for Mr. Noll, $26,000 for Mr. Wyatt, $24,000 for Mr. Evans, $24,000 for Mr. Nictakis, $15,000 for Mr. Oliver and $15,000 for Ms. Johnson); (ii) the cost of medical examinations paid by Hanesbrands (Mr. Wyatt, Mr. Nictakis and Ms. Johnson); (iii) premiums for an insurance policy on the life of each of the officers ($25,698 for Mr. Noll, $39,077 for Mr. Wyatt, $15,657 for Mr. Evans, $23,634 for Mr. Nictakis, $12,436 for Mr. Oliver and $9,477 for Ms. Johnson), (iv) premiums on accidental death and dismemberment insurance and long-term disability insurance (each of the officers), (v) our contributions pursuant to the defined contribution retirement program, which consists of the qualified 401(k) Plan ($9,800 for each of the officers) and the nonqualified SERP ($195,070 for Mr. Noll, $22,276 for Mr. Wyatt, $108,635 for Mr. Evans, $19,809 for Mr. Nictakis, $27,211 for Mr. Oliver and $8,472 for Ms. Johnson, of which $153,653 for Mr. Noll, $88,826 for Mr. Evans and $18,506 for Mr. Oliver are transitional defined contribution credits); (vi) the incremental cost associated with personal use of company aircraft by the officer's immediate family members during a business trip by the executive (less than $100 for each of Mr. Evans, Mr. Nictakis and Mr. Oliver), (vii) entertainment and transportation for the officer in connection with a business function (Mr. Evans, Mr. Nictakis, Mr. Oliver and Ms. Johnson), (viii) meals, entertainment and transportation for the officer's spouse in connection with a business function (Mr. Evans, Mr. Nictakis and Mr. Oliver), and (ix) the imputed value of Hanesbrands merchandise (Mr. Evans, Mr. Nictakis and Mr. Oliver).

As discussed above under "Defined Contribution Retirement Program," we may make an employer contribution to exempt and non-exempt salaried employees, including our executive officers, of up to 4% of their eligible compensation. For fiscal years prior to the fiscal year ended January 1, 2011, this contribution was included the Summary Compensation Table for the fiscal year with respect to which the contribution was made, which was generally the fiscal year prior to the year in which the contribution was actually made. Because this contribution is discretionary and may not be made for any particular fiscal year, we have determined that it is more appropriate to reflect the contribution in the Summary Compensation Table in the year in which it is actually made. As a result, no amount with respect to this contribution is included in the Summary Compensation Table for the fiscal year ended January 1, 2011; however, should a contribution with respect to this fiscal year be made in a future fiscal year, it will be reflected in the Summary Compensation Table for that year, with disclosure indicating that it reflects the annual contribution with respect to the fiscal year ended January 1, 2011.

(7) The value of the pension benefits previously accrued by Mr. Noll decreased by $198,801 during the fiscal year ended January 2, 2010. Pursuant to an election discussed below under "Pension Benefits," Mr. Noll elected to receive the entire amount of the accrued Defined Benefit Component of his SERP benefit as a lump sum payment in 2009, and in accordance with the terms of the election, the full amount of the decrease in his pension value reflects the fact that this payment did not include the value of any early retirement subsidies.

(8) We agreed to pay Mr. Nictakis a cash bonus of $500,000 in 2008 when he joined our company in November 2007.

Grants of Plan-Based Awards

The following table sets forth a summary of grants of plan-based awards to our executive officers, including the named executive officers, for the fiscal year ended January 1, 2011.

Grants of Plan-Based Awards in 2010

	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(1)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Richard A. Noll. . . .	01/26/2010(2)	$ 0	$1,500,000	$3,000,000	—	—	—	—	—	$ —	$ —
	12/06/2010(3)	0	920,000	1,840,000	—	—	—	—	—	—	—
	12/06/2010(4)	—	—	—	0	33,873	67,746	—	—	—	919,991(5)
	12/06/2010(6)	—	—	—	—	—	—	67,747	—	—	1,840,008
	12/06/2010(7)	—	—	—	—	—	—	—	69,069	27.16	919,999
E. Lee Wyatt Jr. . . .	01/26/2010(2)	0	650,000	1,300,000	—	—	—	—	—	—	—
	12/06/2010(3)	0	262,400	524,800	—	—	—	—	—	—	—
	12/06/2010(4)	—	—	—	0	9,661	19,322	—	—	—	262,393(5)
	12/06/2010(6)	—	—	—	—	—	—	19,323	—	—	524,812
	12/06/2010(7)	—	—	—	—	—	—	—	19,700	27.16	262,404
Gerald W. Evans Jr. . .	01/26/2010(2)	0	600,000	1,200,000	—	—	—	—	—	—	—
	12/06/2010(3)	0	262,400	524,800	—	—	—	—	—	—	—
	12/06/2010(4)	—	—	—	0	9,661	19,322	—	—	—	262,393(5)
	12/06/2010(6)	—	—	—	—	—	—	19,323	—	—	524,812
	12/06/2010(7)	—	—	—	—	—	—	—	19,700	27.16	262,404
William J. Nictakis. .	01/26/2010(2)	0	600,000	1,200,000	—	—	—	—	—	—	—
	12/06/2010(3)	0	262,400	524,800	—	—	—	—	—	—	—
	12/06/2010(4)	—	—	—	0	9,661	19,322	—	—	—	262,393(5)
	12/06/2010(6)	—	—	—	—	—	—	19,323	—	—	524,812
	12/06/2010(7)	—	—	—	—	—	—	—	19,700	27.16	262,404
Kevin W. Oliver . . .	01/26/2010(2)	0	375,000	750,000	—	—	—	—	—	—	—
	12/06/2010(3)	0	151,400	302,800	—	—	—	—	—	—	—
	12/06/2010(4)	—	—	—	0	5,574	11,148	—	—	—	151,390(5)
	12/06/2010(6)	—	—	—	—	—	—	11,149	—	—	302,807
	12/06/2010(7)	—	—	—	—	—	—	—	11,366	27.16	151,395
Joia M. Johnson . . .	01/26/2010(2)	0	375,000	750,000	—	—	—	—	—	—	—
	12/06/2010(3)	0	151,400	302,800	—	—	—	—	—	—	—
	12/06/2010(4)	—	—	—	0	5,574	11,148	—	—	—	151,390(5)
	12/06/2010(6)	—	—	—	—	—	—	11,149	—	—	302,807
	12/06/2010(7)	—	—	—	—	—	—	—	11,366	27.16	151,395

(1) The amounts shown in the "Grant Date Fair Value" column reflect the aggregate grant date fair value of the awards, computed in accordance with Topic 718 of the FASB Accounting Standards Codification.

(2) This award is the AIP award for the fiscal year ended January 1, 2011. See "Details Regarding the Elements of Executive Compensation — Annual Incentive Compensation (AIP)" in the Compensation Discussion and Analysis section for a discussion of the amounts paid under the AIP for the fiscal year ended January 1, 2011.

(3) This award is the portion of the LTIP award for 2011 that consists of the PSCA payable in cash and may be earned during the fiscal year ending December 31, 2011. No payments will be made until after the end of the three-year performance period ending December 29, 2012, except in limited circumstances involving either a change of control of our company or certain terminations of the recipient's employment. Amounts earned under each award will be based on the company's performance during the performance period. See "Details Regarding the Elements of Executive Compensation — Long-Term Incentive Program (LTIP)" in the Compensation Discussion and Analysis section for a discussion of these awards.

(4) This award is the portion of the LTIP award for 2011 that consists of the PSCA payable in stock. This award will vest on the third anniversary of the grant date, and the number of shares of common stock that will vest will range from 0% to 200% of the number of units granted based on our company's achievement of certain performance targets for its 2011 fiscal year. Once vested, this award will be paid in shares of

our company's common stock distributed to participants following the vesting date. See "Details Regarding the Elements of Executive Compensation — Long-Term Incentive Program (LTIP)" in the Compensation Discussion and Analysis section for a discussion of these awards.

(5) Represents the grant date fair value of the portion of the LTIP award for 2011 that consists of the PSCA payable in stock, assuming achievement at the target level.

(6) This award represents the portion of the LTIP award for 2011 that consists of restricted stock units. The restricted stock units vest 33%, 33% and 34% on the first anniversary, the second anniversary and the third anniversary, respectively, of the date of grant. See "Details Regarding the Elements of Executive Compensation — Long-Term Incentive Program (LTIP)" in the Compensation Discussion and Analysis section for a discussion of these awards.

(7) This award represents the portion of the LTIP award for 2011 that consists of stock options. The stock options vest 33%, 33% and 34% on the first anniversary, the second anniversary and the third anniversary, respectively, of the date of grant and expire on the tenth anniversary of the date of grant. The exercise price of the stock options is 100% of the fair market value of our common stock on the date of grant. See "Details Regarding the Elements of Executive Compensation — Long-Term Incentive Program (LTIP)" in the Compensation Discussion and Analysis section for a discussion of these awards.

Outstanding Equity Awards

The following table sets forth certain information with respect to outstanding equity awards at January 1, 2011 for each of our executive officers, including the named executive officers.

Outstanding Equity Awards at Fiscal 2010 Year-End

		Option Awards				Stock Awards			
Name		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	*Option* Exercise Price ($)	*Option* Expiration Date	Number of Shares or Units *of Stock That* Have Not Vested (#)	Market Value of *Shares or Units of* Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or *Other Rights* That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or *Other Rights* That Have Not Vested ($)
Richard A. Noll	(2)	—	—	$ —	—	—	$ —	33,873(3)	$860,374(4)
	(5)	—	69,069	27.16	12/06/2020	67,747	1,720,774	—	—
	(6)	51,457	104,475	24.33	12/08/2019	50,671	1,287,043	—	—
	(7)	276,000	142,182	14.28	12/09/2018	54,762	1,390,955	—	—
	(8)	430,638	221,844	25.10	02/04/2018	—	—	—	—
	(9)	445,161	—	25.10	02/05/2017	—	—	—	—
	(10)	121,382	—	22.37	09/26/2016	—	—	—	—
	(11)	162,602	—	22.37	09/26/2016	—	—	—	—
	(12)	203,252	—	22.37	09/26/2016	—	—	—	—
	(13)	71,011	—	22.37	09/26/2016	—	—	—	—
E. Lee Wyatt Jr.	(2)	—	—	—	—	—	—	9,661(3)	245,389(4)
	(5)	—	19,700	27.16	12/06/2020	19,323	490,804	—	—
	(6)	14,542	29,526	24.33	12/08/2019	14,320	363,728	—	—
	(7)	78,000	40,182	14.28	12/09/2018	15,478	393,141	—	—
	(8)	54,766	28,213	25.10	02/04/2018	7,925	201,295	—	—
	(9)	70,968	—	25.10	02/05/2017	—	—	—	—
	(10)	77,031	—	22.37	09/26/2016	—	—	—	—
	(11)	74,526	—	22.37	09/26/2016	—	—	—	—
									—
Gerald W. Evans Jr.	(2)	—	—	—	—	—	—	9,661(3)	245,389(4)
	(5)	—	19,700	27.16	12/06/2020	19,323	490,804	—	—
	(6)	13,423	27,255	24.33	12/08/2019	13,219	335,763	—	—
	(7)	72,000	37,091	14.28	12/09/2018	14,287	362,890	—	—
	(8)	56,169	28,937	25.10	02/04/2018	8,128	206,451	—	—
	(9)	54,839	—	25.10	02/05/2017	—	—	—	—
	(10)	42,989	—	22.37	09/26/2016	—	—	—	—
	(11)	57,588	—	22.37	09/26/2016	—	—	—	—
	(12)	57,588	—	22.37	09/26/2016	—	—	—	—
	(13)	52,029	—	22.37	09/26/2016	—	—	—	—
William J. Nictakis	(2)	—	—	—	—	—	—	9,661(3)	245,389(4)
	(5)	—	19,700	27.16	12/06/2020	19,323	490,804	—	—
	(6)	13,423	27,255	24.33	12/08/2019	13,219	335,763	—	—
	(7)	72,000	37,091	14.28	12/09/2018	14,287	362,890	—	—
	(8)	56,169	28,937	25.10	02/04/2018	8,128	206,451	—	—
	(14)	140,187	—	29.35	12/11/2017	—	—	—	—
Kevin W. Oliver	(2)	—	—	—	—	—	—	5,574(3)	141,580(4)
	(5)	—	11,366	27.16	12/06/2020	11,149	283,185	—	—
	(6)	8,389	17,035	24.33	12/08/2019	8,262	209,855	—	—
	(7)	45,000	23,182	14.28	12/09/2018	8,929	226,797	—	—
	(8)	35,106	18,085	25.10	02/04/2018	5,080	129,032	—	—
	(9)	31,935	—	25.10	02/05/2017	—	—	—	—
	(10)	25,035	—	22.37	09/26/2016	—	—	—	—
	(11)	33,537	—	22.37	09/26/2016	—	—	—	—
	(12)	33,537	—	22.37	09/26/2016	—	—	—	—
	(13)	11,930	—	22.37	09/26/2016	—	—	—	—
Joia M. Johnson	(2)	—	—	—	—	—	—	5,574(3)	141,580(4)
	(5)	—	11,366	27.16	12/06/2020	11,149	283,185	—	—
	(6)	8,389	17,035	24.33	12/08/2019	8,262	209,855	—	—
	(7)	20,999	21,638	14.28	12/09/2018	8,334	211,684	—	—
	(8)	32,765	16,880	25.10	02/04/2018	4,741	120,421	—	—
	(9)	31,935	—	25.10	02/05/2017	—	—	—	—
	(15)	41,935	—	25.10	02/05/2017	—	—	—	—

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(1) Calculated by multiplying $25.40, the closing market price of our common stock on December 31, 2010, by the number of restricted stock units which have not vested.

(2) This award was granted on December 6, 2010 and is the portion of the LTIP award that consists of the PSCA payable in stock. This award will vest on the third anniversary of the grant date, and the number of shares of common stock that will vest will range from 0% to 200% of the number of units granted based on our company's achievement of certain performance targets for its 2011 fiscal year discussed above.

(3) Represents the number of units granted as the portion of the LTIP award for 2011 that consists of the PSCA payable in stock. The number of shares of our common stock that can be issued on the vesting date, based on our company's achievement of certain performance targets for its 2011 fiscal year discussed above, ranges from 0 shares to 67,746 shares for Mr. Noll, 19,322 shares for each of Mr. Wyatt, Mr. Evans and Mr. Nictakis and 11,148 shares for each of Mr. Oliver and Ms. Johnson.

(4) Calculated by multiplying $25.40, the closing market price of our common stock on December 31, 2010, by the number of units granted as the portion of the LTIP award for 2011 that consists of the PSCA payable in stock, assuming achievement at the target level of performance. The market value of the shares of our common stock that can be issued on the vesting date, based on our company's achievement of certain performance targets for its 2011 fiscal year discussed above, ranges from $0 (if the minimum number of shares, 0 shares, were to be received) to $1,720,748 for Mr. Noll, $490,778 for each of Mr. Wyatt, Mr. Evans and Mr. Nictakis and $283,160 for each of Mr. Oliver and Ms. Johnson (if the maximum number of shares were to be received).

(5) This award was granted on December 6, 2010. The stock options vest 33%, 33% and 34% on the first anniversary, the second anniversary and the third anniversary, respectively, of the date of grant and expire on the tenth anniversary of the date of grant. The exercise price of the stock options is 100% of the fair market value of our common stock on the date of grant. The restricted stock units vest 33%, 33% and 34% on the first anniversary, the second anniversary and the third anniversary, respectively, of the date of grant.

(6) These awards were granted on December 8, 2009. The stock options vest 33%, 33% and 34% on the first anniversary, the second anniversary and the third anniversary, respectively, of the date of grant and expire on the tenth anniversary of the date of grant. The exercise price of the stock options is 100% of the fair market value of our common stock on the date of grant. The restricted stock units vest 33%, 33% and 34% on the first anniversary, the second anniversary and the third anniversary, respectively, of the date of grant.

(7) These awards were granted on December 9, 2008. The stock options vest 33%, 33% and 34% on the first anniversary, the second anniversary and the third anniversary, respectively, of the date of grant and expire on the tenth anniversary of the date of grant. The exercise price of the stock options is 100% of the fair market value of our common stock on the date of grant. The restricted stock units vest 33%, 33% and 34% on the first anniversary, the second anniversary and the third anniversary, respectively, of the date of grant.

(8) These awards were granted on February 4, 2008. The stock options vest 33%, 33% and 34% on the first anniversary, the second anniversary and the third anniversary, respectively, of the date of grant and expire on the tenth anniversary of the date of grant. The exercise price of the stock options is 100% of the fair market value of our common stock on the date of grant. The restricted stock units vest 33%, 33% and 34% on the first anniversary, the second anniversary and the third anniversary, respectively, of the date of grant.

(9) These awards were granted on February 5, 2007. The stock options vest 33%, 34% and 33% on the first anniversary, the second anniversary and the third anniversary, respectively, of the date of grant and expire on the tenth anniversary of the date of grant. The exercise price of the stock options is 100% of the fair market value of our common stock on the date of grant.

(10) These stock options were granted on September 26, 2006. The stock options vest 50% on August 31, 2007 and 50% on August 31, 2008 and expire on the tenth anniversary of the date of grant. The exercise price of the stock options is 100% of the fair market value of our common stock on the date of grant.

(11) These stock options were granted on September 26, 2006. The stock options vest 33%, 33% and 34% on the first anniversary, the second anniversary and the third anniversary, respectively, of the date of grant and expire on the tenth anniversary of the date of grant. The exercise price of the stock options is 100% of the fair market value of our common stock on the date of grant.

(12) These stock options were granted on September 26, 2006. The stock options vest 33%, 33% and 34% on the first anniversary, the second anniversary and the third anniversary, respectively, of the date of grant and expire on the tenth anniversary of the date of grant. The exercise price of the stock options is 100% of the fair market value of our common stock on the date of grant.

(13) These stock options were granted on September 26, 2006. The stock options were vested and exercisable on the date of grant and expire on the tenth anniversary of the date of grant. The exercise price of the stock options is 100% of the fair market value of our common stock on the date of grant.

(14) These awards were granted on December 11, 2007. The stock options vest 33%, 33% and 34% on the first anniversary, the second anniversary and the third anniversary, respectively, of the date of grant and expire on the tenth anniversary of the date of grant. The exercise price of the stock options is 100% of the fair market value of our common stock on the date of grant.

(15) These awards were granted on February 5, 2007. The stock options vest 33%, 33% and 34% on the first anniversary, the second anniversary and the third anniversary, respectively, of the date of grant and expire on the tenth anniversary of the date of grant. The exercise price of the stock options is 100% of the fair market value of our common stock on the date of grant.

Option Exercises and Stock Vested

The following table sets forth certain information with respect to options exercised and stock awards vested during the fiscal year ended January 1, 2011 with respect to the named executive officers.

Option Exercises and Stock Vested in 2010

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Richard A. Noll	—	$ —	93,227	$2,398,768
E. Lee Wyatt Jr.	—	—	36,995	908,894
Gerald W. Evans Jr.	—	—	33,851	832,428
William J. Nictakis	—	—	69,149	1,789,871
Kevin W. Oliver	—	—	20,919	515,091(1)
Joia M. Johnson	20,999	264,279	32,961	774,540

(1) Of the shares of common stock that would have been received upon vesting, 16,851 with an aggregate value received on vesting of $403,465 were deferred into a stock equivalent account balance under the Executive Deferred Compensation Plan. Balances in this account may not be reallocated and are settled on a share-for-share basis of Hanesbrands common stock at the time specified by the executive at the time of the deferral election, which in no case shall be prior to the January 1 following the first anniversary of the date the deferral election is made.

Pension Benefits

Certain of our executive officers participate in the Pension Plan and the SERP. The Pension Plan is a frozen defined benefit pension plan, intended to be qualified under Section 401(a) of the Internal Revenue Code, that provides the benefits that had accrued for our employees, including certain of our executive officers, as of December 31, 2005 under a plan maintained by our former parent company prior to our becoming an independent public company. A participant's total benefit payable pursuant to the Pension Plan consists of two parts: a pension benefit and a retirement benefit. Different optional forms of payment are available for each benefit. The Defined Benefit Component of the SERP is an unfunded deferred compensation plan that, in part, will provide the nonqualified supplemental pension benefits that had accrued for certain of our employees, including certain of our executive officers, under a plan maintained by our former parent company.

Normal retirement age is age 65 for purposes of both the Pension Plan and the Defined Benefit Component of the SERP. The normal form of benefits under the Pension Plan is a life annuity for single participants and a qualified joint and survivor annuity for married participants. The normal form of benefits under the SERP is a lump sum. None of our executive officers is eligible for early retirement under the Pension Plan or the SERP. With respect to the Defined Benefit Component of the SERP and the pension benefit under the Pension Plan, participants who have attained at least age 55 and completed at least ten years of service are eligible for unreduced benefits at age 62, or benefits reduced by 5⁄12 of one percent thereof for each month by which the date of commencement of such benefit precedes the first day of the month coincident with or immediately following the day on which the participant attains age 62. With respect to the retirement benefit under the Pension Plan, participants who have attained at least age 55 and completed at least ten years of service are eligible for unreduced benefits at age 65, or benefits reduced by 6% per year from age 65 and 4% per year from age 60. The only one of our executive officers to have any portion of his Pension Plan benefit determined under the retirement benefit is Mr. Evans.

At the end of 2008, we provided all active participants in the SERP with an election to receive the accrued Defined Benefit Component of their SERP benefit in the form of a lump sum payment in 2009 or 2010. We offered this election as part of the required changes mandated by Section 409A, and eligible participants could make this election in addition to or instead of any election with respect to the Defined Contribution Component of the SERP. The value of the lump sum payment with respect to the Defined Benefit Component of the SERP was calculated based on the participant's age 65 SERP Defined Benefit Component benefit and an interest rate of 5.25%. The lump sum amounts do not include the value of any early retirement subsidies and accordingly may be significantly less valuable than the amount the participant could have received if the participant had been eligible for early retirement (at least age 55 with 10 years of service) when the participant's employment with us terminates. Any SERP participant who elected to receive this lump sum payment will not be entitled to any additional payments with respect to the Defined Benefit Component of the SERP. Mr. Noll elected to receive a lump sum payment in 2009; none of the other executive officers elected to receive a lump sum payment from the Defined Benefit Component of the SERP.

The following table sets forth certain information with respect to the value of pension benefits accumulated by our executive officers, including the named executive officers, during the fiscal year ended January 1, 2011.

Pension Benefits — 2010

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
Richard A. Noll	Pension Plan	13.75	$350,071	$—
	SERP	13.75	—	—
E. Lee Wyatt Jr.(2)	—	—	—	—
Gerald W. Evans Jr.	Pension Plan	22.50	354,067	—
	SERP	22.50	744,674	—
William J. Nictakis(2)	—	—	—	—
Kevin W. Oliver(3)	Pension Plan	3.00	92,193	—
	SERP	3.00	106,592	—
Joia M. Johnson(2)	—	—	—	—

(1) Present values for the Pension Plan are computed as of January 1, 2011, using a discount rate of 5.3% and healthy mortality table (the 2010 Static Mortality Table for Annuitants and Nonannuitants per §1.430(h)(3)-1(e)). For the pension benefit, we assume 20% of males elect a single life annuity and 80% select a 50% joint and survivor annuity, and that 40% of females elect a single life annuity and 60% select a 50% joint and survivor annuity. For the retirement benefit, we assume that 60% of males elect a six-year certain only annuity, 8% select a single life annuity and 32% select a 50% joint and survivor annuity, and that 60% of females elect a six-year certain only annuity, 16% select a single life annuity and 24% select a 50% joint and survivor annuity. When calculating the six-year certain only annuity, a 4.2% interest rate and the mortality prescribed under Revenue Ruling 2001-62 is assumed for converting the single life annuity benefit to an actuarial equivalent six-year certain only annuity. If a participant has both a pension benefit and a retirement benefit, the payment form assumption is applied to each benefit amount separately, in all cases assuming the participant commences each portion of the benefit at the earliest unreduced age. Benefits under the Defined Benefit Component of the SERP are payable as a lump sum, which lump sum has been computed using the SERP's interest rate of 5.0% (120% of the October 30-year Treasury rate for each year, rounded to the nearest 1/4%) and the mortality prescribed under Revenue Ruling 2001-62. Present values as of January 1, 2011 of the SERP lump sum are determined using a discount rate of 4.8%. For both the Pension Plan and the SERP, we also used the following assumptions: (i) the portion of the benefit that is payable as an unreduced benefit at age 62, the earliest unreduced commencement age under the Pension Plan for the pension benefit and the SERP, was valued at age 62 assuming the officer continues to work until that age in order to become eligible for unreduced benefits, (ii) the portion of the benefit that is payable as an unreduced benefit at age 65, the earliest unreduced commencement age under the Pension Plan for the retirement benefit, was valued at age 65 assuming the officer survives until that age in order to become eligible to receive the retirement benefit unreduced and (iii) the values of the benefits have been discounted assuming the officer continues to live until the assumed benefit commencement age (no mortality discount has been applied). All of the foregoing assumptions, except for the assumption that the officer lives and works until retirement, which we have used in light of Securities and Exchange Commission rules, are the same as those we use for financial reporting purposes under generally accepted accounting principles.

(2) Mr. Wyatt, Mr. Nictakis and Ms. Johnson do not have any pension benefits because they were not eligible to accrue benefits prior to December 31, 2005.

(3) A portion of Mr. Oliver's benefit under each of the SERP and the Pension Plan is payable in the form of a lump sum at age 65 as a result of service credited under an alternative formula.

Nonqualified Deferred Compensation

Under the Executive Deferred Compensation Plan, a group of approximately 230 executives at the director level and above, including our executive officers, may defer receipt of cash and equity compensation. The amount of compensation that may be deferred is determined in accordance with the Executive Deferred Compensation Plan based on elections by each participant. At the election of the executive, amounts deferred under the Executive Deferred Compensation Plan will (i) earn a return equivalent to the return on an investment in an interest-bearing account earning interest based on the Federal Reserve's published rate for five-year constant maturity Treasury notes at the beginning of the calendar year, which was 2.65% for 2010 and will be 2.02% for 2011, or (ii) be deemed to be invested in a stock equivalent account and earn a return based on our stock price. The amount payable to participants will be payable either on the withdrawal date elected by the participant or upon the occurrence of certain events as provided under the Executive Deferred Compensation Plan. A participant may designate one or more beneficiaries to receive any portion of the obligations payable in the event of death; however, neither participants nor their beneficiaries may transfer any right or interest in the Executive Deferred Compensation Plan.

Nonqualified deferred compensation is also provided pursuant to the SERP, as described in the Compensation Discussion and Analysis section under "Defined Contribution Retirement Program." At the end of 2008, we provided all active participants in the SERP with an election to receive the accrued Defined Contribution Component of their SERP benefit as of December 31, 2008 in the form of a lump sum payment in 2009 or 2010. As with the election we provided with respect to the accrued Defined Benefit Component of the SERP, we offered this election as part of the required changes mandated by Section 409A which took full effect at the end of 2008, and eligible participants could make this election in addition to or instead of any election with respect to the Defined Benefit Component of the SERP. Mr. Evans, who elected to receive a lump sum payment in 2009 and whose benefit was fully vested, received the entire amount of the accrued Defined Contribution Component of his SERP benefit; this payment was previously reported. Mr. Wyatt, Mr. Nictakis and Ms. Johnson, each of whom also elected to receive a lump sum payment in 2009 and whose benefits were not fully vested, each received the vested portion of the Defined Contribution Component of his SERP benefit; these payments were previously reported. Mr. Wyatt, Mr. Nictakis and Ms. Johnson received portions of the remaining amounts in 2010 which are shown as distributions below; they will receive remaining amounts as they vest. Payments to Mr. Noll and Mr. Oliver, both of whom elected to receive a lump sum payment in 2010, are shown as distributions in the table below.

Commencing January 1, 2009, we distribute the vested portion of all SERP accruals directly to participants, including our executive officers, in cash on an annual basis. Any unvested portions are credited to the employee's SERP account and distributed to the employee upon vesting. Although the full amount of the SERP credits for each officer, including both the vested amount to be distributed directly to the officer in cash and the unvested amount credited to the officer's SERP account, is reflected in the "All Other Compensation" column of the Summary Compensation Table above, only the unvested amounts credited to the officer's SERP account are reflected in the table below.

The following table sets forth certain information with respect to contributions to and withdrawals from nonqualified deferred compensation plans by executive officers, including our named executive officers, during the fiscal year ended January 1, 2011.

Nonqualified Deferred Compensation — 2010

Name	Plan	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(3)
Richard A. Noll	SERP	$ —	$—	$ —	$(2,021,691)	$ —
	Executive Deferred Compensation Plan	—	—	—	—	—
E. Lee Wyatt Jr.	SERP	—	—	1,358	(21,669)	—
	Executive Deferred Compensation Plan	—	—	70,950	—	1,397,000
Gerald W. Evans Jr. . . .	SERP	—	—	—	—	—
	Executive Deferred Compensation Plan	—	—	—	—	—
William J. Nictakis	SERP	—	—	1,603	(15,615)	34,227
	Executive Deferred Compensation Plan	—	—	—	—	—
Kevin W. Oliver.	SERP	—	—	—	(317,997)	—
	Executive Deferred Compensation Plan	403,465(4)	—	75,192	—	1,425,143
Joia M. Johnson	SERP	—	—	125	(6,656)	20,850
	Executive Deferred Compensation Plan	—	—	—	—	—

(1) Represents credits to the SERP during the fiscal year ended January 1, 2011. As discussed above in "Post-Employment Compensation," the SERP provides to those employees whose compensation exceeds a threshold established by the Internal Revenue Code benefits that would be earned under the 401(k) Plan but for these limitations. The SERP also provides benefits consisting of transitional defined contribution credits, which transitional credits were in the amount of $153,653 for Mr. Noll, $88,826 for Mr. Evans and $18,506 for Mr. Oliver during the fiscal year ended January 1, 2011. All of these amounts are included in the Summary Compensation Table in the "All Other Compensation" column. Because, beginning January 1, 2009, SERP credits are distributed to participants in cash to the extent vested, the only amounts that would be shown in the table above are the unvested SERP accruals. As discussed above under "Defined Contribution Retirement Program," because the employer contribution that we make is discretionary and may not be made for any particular fiscal year, we have determined that it is more appropriate to reflect the contribution in the Summary Compensation Table and in this table in the year in which it is actually made. As a result, no amount with respect to this contribution is included in this table; however, should a contribution with respect to this fiscal year be made in a future fiscal year, it will be reflected in this table for that year, with disclosure indicating that it reflects the annual contribution with respect to the fiscal year ended January 1, 2011.

(2) No portion of these earnings were included in the Summary Compensation Table because neither the Executive Deferred Compensation Plan nor the SERP provides for "above-market" or preferential earnings as defined in applicable Securities and Exchange Commission rules.

(3) The following amounts were reported in the Summary Compensation Table as compensation for the fiscal year ended January 2, 2010: $7,223 for Mr. Wyatt, $20,774 for Mr. Nictakis and $6,446 for Ms. Johnson; these amounts consist entirely of the portion of our contribution to the SERP during the fiscal year ended January 2, 2010 that was not paid in cash because the participants were not fully vested.

(4) Consists of the participant's deferrals of vested restricted stock units granted pursuant to the Omnibus Incentive Plan under the Executive Deferred Compensation Plan during the fiscal year ended January 1, 2011; all of these amounts are included in the Option Exercises and Stock Vested Table in the "Value Realized on Vesting" column.

Potential Payments upon Termination or Change in Control

The termination benefits provided to our executive officers, including our named executive officers, upon their voluntary termination of employment, or termination due to death or total and permanent disability, do not discriminate in scope, terms or operation in favor of these officers compared to the benefits offered to all salaried employees. The following describes the potential payments to these officers upon an involuntary severance or a termination of employment in connection with a change in control. The information presented in this section is computed assuming that the triggering event took place on December 31, 2010, the last business day of the fiscal year ended January 1, 2011, and that the value of a share of our common stock is $25.40, the closing price per share of our common stock on December 31, 2010.

Termination or Change-in-Control Payments

		Voluntary Termination		Involuntary Termination		
		Resignation(1)	Retirement(1)	For Cause(1)	Not For Cause	Change in Control
Richard A. Noll	Severance	$—	$—	$—	$2,000,000(2)	$ 7,500,000(3)
	LTIP(4)	—	—	—	—	7,018,551
	Benefits and perquisites	—	—	—	8,500(5)	292,770(6)
	Tax gross-up(7)	—	—	—	—	—
	Total	$—	$—	$—	**$2,008,500**	**$14,811,322**
E. Lee Wyatt Jr	Severance	$—	$—	$—	$ 650,000(2)	$ 2,600,000(3)
	LTIP(4)	—	—	—	—	2,181,238
	Benefits and perquisites	—	—	—	8,500(5)	177,778(6)
	Tax gross-up(7)	—	—	—	—	—
	Total	$—	$—	$—	**$ 658,500**	**$ 4,959,017**
Gerald W. Evans Jr.	Severance	$—	$—	$—	$1,200,000(2)	$ 2,400,000(3)
	LTIP(4)	—	—	—	—	2,091,593
	Benefits and perquisites	—	—	—	8,500(5)	125,161(6)
	Tax gross-up(7)	—	—	—	—	—
	Total	$—	$—	$—	**$1,208,500**	**$ 4,616,754**
William J. Nictakis	Severance	$—	$—	$—	$ 600,000(2)	$ 2,400,000(3)
	LTIP(4)	—	—	—	—	2,091,593
	Benefits and perquisites	—	—	—	8,500(5)	177,058(6)
	Tax gross-up(7)	—	—	—	—	—
	Total	$—	$—	$—	**$ 608,500**	**$ 4,668,651**
Kevin W. Oliver	Severance	$—	$—	$—	$ 625,000(2)	$ 1,500,000(3)
	LTIP(4)	—	—	—	—	1,271,884
	Benefits and perquisites	—	—	—	8,500(5)	89,197(6)
	Tax gross-up(7)	—	—	—	—	—
	Total	$—	$—	$—	**$ 633,500**	**$ 2,861,081**
Joia M. Johnson	Severance	$—	$—	$—	$ 375,000(2)	$ 1,500,000(3)
	LTIP(4)	—	—	—	—	1,230,630
	Benefits and perquisites	—	—	—	8,500(5)	113,840(6)
	Tax gross-up(7)	—	—	—	—	—
	Total	$—	$—	$—	**$ 383,500**	**$ 2,844,470**

(1) An executive who is terminated by us for cause, or who voluntarily resigns other than at the request of Hanesbrands or retires, will receive no severance benefit.

(2) If the employment of an executive officer is terminated by us for any reason other than for cause, or if such an officer terminates his or her employment at our request, we will pay that officer benefits for a period of 12 to 24 months depending on his or her position and combined continuous length of service with Hanesbrands and with our former parent company. The monthly severance benefit that we would pay to each such officer is based on the officer's base salary (and, in limited cases, AIP amounts), divided by 12. To receive these payments, the officer must sign an agreement that prohibits, among other things, the officer from working for our competitors, soliciting business from our customers, attempting to hire our employees and disclosing our confidential information. The officer also must agree to release any claims against us. Payments terminate if the terminated officer becomes employed by one of our competitors. The terminated officer also would receive a pro-rated payment under any incentive plans applicable to the fiscal year in which the termination occurs based on actual full fiscal year performance. We have not estimated a value for these incentive plan payments because the officer would be entitled to such payments if employed by us on the last day of our fiscal year, regardless of whether termination occurred.

(3) Includes both involuntary company-initiated terminations of employment and terminations by the executive officer due to "good reason" as defined in the officer's Severance Agreement. No severance payments

would be made upon a change in control if the executive officer continues to be employed by Hanesbrands. The executive receives a lump sum payment, two times (or three times in the case of Mr. Noll) his or her cash compensation, consisting of base salary, the greater of their current target or their average actual AIP amounts over the prior three years and the matching contribution to the defined contribution plan in which the officer is participating (the amount of the contribution to the defined contribution plan is reflected in "Benefits and perquisites"). To receive these payments, the officer must sign an agreement that prohibits, among other things, the officer from working for our competitors, soliciting business from our customers, attempting to hire our employees and disclosing our confidential information. The officer also must agree to release any claims against us. Payments terminate if the terminated officer becomes employed by one of our competitors. The terminated officer will also receive a pro-rated portion of his or her annual AIP amounts for the fiscal year in which the termination occurs based upon actual performance as of the date of termination. We have not estimated a value for these payments because the officer would be entitled to such payments if employed by us on the last day of our fiscal year, regardless of whether termination occurred. The terminated officer will also receive a pro-rata portion of his or her long-term cash incentive plan payment for any performance period that is at least 50% completed prior to the officer's termination date and the replacement of lost savings and retirement benefits through the SERP. No payments would be made with respect to the performance cash award program because those awards provide that no payments occur for employment terminations following a change in control unless the performance period under such program is more than 50% complete.

(4) Upon a change in control, as defined in the Omnibus Incentive Plan, all outstanding awards under the Omnibus Incentive Plan, including those to our executive officers, fully vest regardless of whether a termination of employment occurs, except as otherwise determined by the Compensation Committee at the time of the grant of an award. To date, only all of the options we have granted provide that acceleration upon a change in control will only occur if an involuntary termination of employment (including a voluntary termination by the officer following a change in control for "good reason") also occurs. Stock options are valued based upon the "spread" (i.e., the difference between the closing price of our common stock on December 31, 2010 and the exercise price of the stock options) on all unvested stock options; restricted stock units and PSCAs payable in stock are valued based upon the number of unvested units multiplied by the closing price of our common stock on December 31, 2010. No payments would be made with respect to the portion of the PSCA payable in cash because those awards provide that no payments occur for employment terminations following a change in control unless the performance period under such program is more than 50% complete.

(5) Reflects outplacement services ($8,500 for each of the officers). The terminated officer's eligibility to participate in our medical, dental and executive life insurance plans would continue for the same number of months for which he or she is receiving severance payments. However, these continued welfare benefits are available to all salaried employees and do not discriminate in scope, terms or operation in favor of our executive officers compared to the involuntary termination benefits offered to all salaried employees. The terminated officer's participation in all other benefit plans would cease as of the date of termination of employment.

(6) Reflects health and welfare benefits continuation ($130,617 for Mr. Noll, $105,126 for Mr. Wyatt, $57,443 for Mr. Evans, $72,432 for Mr. Nictakis, $43,686 for Mr. Oliver and $37,598 for Ms. Johnson), for three years, with respect to Mr. Noll, and two years, with respect to Mr. Wyatt, Mr. Evans, Mr. Nictakis, Mr. Oliver and Ms. Johnson, of scheduled company matching contributions to our defined contribution plans calculated based on current base salary and target AIP amounts ($153,653 for Mr. Noll, $64,152 for Mr. Wyatt, $59,218 for Mr. Evans, $59,218 for Mr. Nictakis, $37,011 for Mr. Oliver and $36,544 for Ms. Johnson), full vesting of any unvested retirement amounts ($36,908 for Mr. Nictakis and $31,199 for Ms. Johnson), and outplacement services ($8,500 for each of the officers). In computing the value of continued participation in our medical, dental and executive insurance plans, we have assumed that the current cost to us of providing these plans will increase annually at a rate of 5%.

(7) In the event that any payments made in connection with a change in control would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, we will make tax equalization payments with respect to the officer's compensation for all federal, state and local income and excise taxes, and any

penalties and interest, but only if the total payments made in connection with a change in control exceed 330% of such officer's "base amount" (as determined under Section 280G(b) of the Internal Revenue Code and which consists of the average total taxable compensation we paid to the officer for the five calendar years ending prior to the change in control). Otherwise, the payments made to such officer in connection with a change in control that are classified as parachute payments will be reduced so that the value of the total payments to such officer is one dollar ($1) less than the maximum amount such officer may receive without becoming subject to the tax imposed by Section 4999 of the Internal Revenue Code.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth information, as of February 17, 2011, regarding beneficial ownership by (1) each person who is known by us to beneficially own more than 5% of our common stock, (2) each director, director nominee and executive officer and (3) all of our directors, director nominees and executive officers as a group. The address of each director and executive officer shown in the table below is c/o Hanesbrands Inc., 1000 East Hanes Mill Road, Winston-Salem, North Carolina 27105. On February 17, 2011 there were 96,367,197 shares of our common stock outstanding.

	Amount and Nature of Benefit Ownership		Other(1)		
Name and Address of Beneficial Owner	Beneficial Ownership of Our Common Stock(2)	Percentage of Class	Restricted Stock Units	Stock Equivalent Units in Deferred Compensation Plans	Total
FMR LLC(3)	9,768,347	10.1%	—	—	9,768,347
Wellington Management Company, LLP(4)	9,378,094	9.7	—	—	9,378,094
Richard A. Noll(5)	2,292,596	2.3	173,180	—	2,465,776
E. Lee Wyatt Jr.(5)	536,717	*	49,121	54,999	640,837
Gerald W. Evans Jr.(5)(6)	518,449	*	46,829	—	565,278
William J. Nictakis	394,515	*	46,829	—	441,344
Lee A. Chaden(7)	337,904	*	4,050	8,903	350,857
Kevin W. Oliver	245,392	*	28,340	61,188	334,920
Joia M. Johnson	198,775	*	27,745	—	226,520
Ronald L. Nelson	25,000	*	4,050	14,789	43,839
Bobby J. Griffin	22,476	*	4,050	29,734	56,260
Jessica T. Mathews	20,576	*	4,050	3,785	28,411
J. Patrick Mulcahy	10,000	*	4,050	31,665	45,715
Ann E. Ziegler(8)	8,698	*	4,050	12,224	24,972
James C. Johnson	4,382	*	4,050	17,574	26,006
Andrew J. Schindler	—	*	4,050	21,956	26,006
All directors, director nominees and executive officers as a group (14 persons)	4,615,480	4.6			

* Less than 1%.

(1) While the amounts in the "Other" column for restricted stock units and stock equivalent units in deferred compensation plans do not represent a right of the holder to receive our common stock within 60 days, these amounts are being disclosed because we believe they further our goal of aligning senior management and stockholder interests. The value of the restricted stock units fluctuates based on changes in Hanesbrands' stock price. Similarly, the value of stock equivalent units held in the Executive Deferred Compensation Plan or the Director Deferred Compensation Plan fluctuates based on changes in Hanesbrands' stock price.

(2) Beneficial ownership is determined under the rules and regulations of the Securities and Exchange Commission, which provide that a person is deemed to beneficially own all shares of common stock that such person has the right to acquire within 60 days. Although shares that a person has the right to acquire within 60 days are counted for the purposes of determining that individual's beneficial ownership, such shares generally are not deemed to be outstanding for the purpose of computing the beneficial ownership of any other person. Share numbers in this column include shares of common stock subject to options exercisable within 60 days of February 17, 2011 as follows:

Name	Number of Options
Richard A. Noll	1,983,347
E. Lee Wyatt Jr.	398,046
Gerald W. Evans Jr.	435,562
William J. Nictakis	310,716
Lee A. Chaden	277,548
Kevin W. Oliver	242,554
Joia M. Johnson	152,903
Bobby J. Griffin	22,476
Ann E. Ziegler	1,410
All directors, director nominees and executive officers as a group	3,824,562

(3) Information in this table and footnote regarding this beneficial owner is based on Amendment No. 3 filed February 14, 2011 to the Schedule 13G filed by FMR LLC ("FMR") with the Securities and Exchange Commission. Fidelity Management & Research Company, a wholly-owned subsidiary of FMR, is the beneficial owner of 9,767,051 shares of our common stock as a result of acting as investment adviser to various investment companies. The ownership of one investment company, Fidelity Mid-Cap Stock Fund, amounted to 6,000,000 shares or 6.2% of our common stock. FMR's beneficial ownership includes 1,296 shares of our common stock beneficially owned through Strategic Advisers, Inc., a wholly-owned subsidiary of FMR and an investment adviser. The address of each of FMR, Management & Research Company, Fidelity Mid-Cap Stock Fund and Strategic Advisers, Inc. is 82 Devonshire Street, Boston, Massachusetts 02109.

(4) Information in this table and footnote regarding this beneficial owner is based on Amendment No. 2 filed February 14, 2011 to the Schedule 13G filed by Wellington Management Company, LLP ("Wellington") with the Securities and Exchange Commission. Wellington, in its capacity as investment adviser, may be deemed to beneficially own 9,378,094 shares of our common stock which are held of record by clients of Wellington. Wellington's address is 280 Congress Street, Boston, Massachusetts 02210.

(5) Includes ownership through interests in the 401(k) Plan.

(6) Mr. Evans owns one share of common stock of one of our subsidiaries, HBI Manufacturing (Thailand) Ltd., which represents less than one percent of the outstanding equity interests in that entity.

(7) Includes 60,356 shares of common stock held by a trust of which Mr. Chaden is the sole trustee.

(8) Includes 1,900 shares of common stock held by a trust of which Ms. Ziegler is the sole trustee and sole beneficiary and 350 shares held by a minor child. The assets of this trust, including the shares of our common stock, are pledged to secure a loan incurred by the trust.

OTHER MATTERS

Other Information About Hanesbrands

We will provide without charge to each person solicited pursuant to this Proxy Statement, upon the written request of any such person, a copy of our Annual Report on Form 10-K for the fiscal year ended January 1, 2011, including the financial statements and the financial statement schedules required to be filed with the Securities and Exchange Commission, or any exhibit to that Annual Report on Form 10-K. Requests should be in writing and directed to Hanesbrands Inc., 1000 East Hanes Mill Road, Winston-Salem, North Carolina 27105, Attention: Corporate Secretary. By referring to our website, *www.hanesbrands.com*, we do not incorporate our website or its contents into this Proxy Statement.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers, certain of our other officers and persons who beneficially own more than ten percent of a registered class of our equity securities to file reports of ownership and changes in ownership of these securities with the Securities and Exchange Commission. Directors, officers and greater than ten percent beneficial owners are required by applicable regulations to furnish us with copies of all Section 16(a) forms they file. Based solely upon a review of the forms furnished to us with respect to the fiscal year ended January 1, 2011 or written representations that no other reports were required, all Section 16(a) filing requirements applicable to our directors, officers and greater than ten percent beneficial owners were complied with.

Matters Raised at the Annual Meeting not Included in this Proxy Statement

We do not know of any matters to be acted upon at the Annual Meeting other than those discussed in this Proxy Statement. If any other matter is properly presented at the Annual Meeting, proxy holders will vote on the matter in their discretion.

Solicitation Costs

We will pay the cost of soliciting proxies for the Annual Meeting, including the cost of mailing. The solicitation is being made by mail and may also be made by telephone or in person using the services of a number of regular employees of Hanesbrands at nominal cost. We will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for expenses incurred in sending proxy materials to beneficial owners of Shares. We have engaged Phoenix Advisory Partners to solicit proxies and to assist with the distribution of proxy materials for a fee of $8,000 plus reasonable out-of-pocket expenses.

Householding

Stockholders residing in the same household who hold their stock through a bank or broker may receive only one Notice of Annual Meeting and Internet Availability (or Proxy Statement, for those who receive a printed copy of the Proxy Statement) in accordance with a notice sent earlier by their bank or broker. This practice of sending only one copy of proxy materials is called "householding," and saves us money in printing and distribution costs. This practice will continue unless instructions to the contrary are received by your bank or broker from one or more of the stockholders within the household.

If you hold your shares in "street name" and reside in a household that received only one copy of the proxy materials, you can request to receive a separate copy in the future by following the instructions sent by your bank or broker. If your household is receiving multiple copies of the proxy materials, you may request that only a single set of materials be sent by following the instructions sent by your bank or broker.

Stockholder Proposals For Next Annual Meeting

If you want to make a proposal for consideration at next year's annual meeting and have it included in our proxy materials, Hanesbrands must receive your proposal no later than the 120th day prior to the anniversary of the date of these proxy materials, November 12, 2011, and the proposal must comply with the rules of the Securities and Exchange Commission.

If you want to make a proposal or nominate a director for consideration at next year's annual meeting without having the proposal included in our proxy materials, you must comply with the then current advance notice provisions and other requirements set forth in our bylaws. Under our bylaws, a stockholder may nominate a director or submit a proposal for consideration at an annual meeting by giving adequate notice to our Corporate Secretary. To be adequate, that notice must contain information specified in our bylaws and be received by us not earlier than the 150th day nor later than 5:00 p.m., Eastern time, on the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting. If, however, the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern time, on the later of the 120th day prior to the date of such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. Therefore, Hanesbrands must receive your nomination or proposal on or after October 13, 2011 and prior to 5:00 p.m., Eastern time, on November 12, 2011 unless the date of the annual meeting is advanced or delayed by more than 30 days from the anniversary date of the 2011 Annual Meeting.

If Hanesbrands does not receive your proposal or nomination by the appropriate deadline, then it may not be brought before the 2012 Annual Meeting even if it meets the other proposal or nomination requirements. The fact that we may not insist upon compliance with these requirements should not be construed as a waiver of our right to do so at any time in the future.

You should address your proposals or nominations to Hanesbrands Inc., 1000 East Hanes Mill Road, Winston-Salem, North Carolina 27105, Attention: Corporate Secretary.

By Order of the Board of Directors
HANESBRANDS INC.



Joia M. Johnson
Chief Legal Officer, General
Counsel and Corporate Secretary

March 11, 2011

CATEGORICAL STANDARDS FOR DETERMINING DIRECTOR INDEPENDENCE

Excerpt from Hanesbrands' Corporate Governance Guidelines

No director will qualify as an independent director of Hanesbrands unless the Board has affirmatively determined that the director meets the standards for being an independent director established from time to time by the New York Stock Exchange ("NYSE"), the U.S. Securities and Exchange Commission and any other applicable governmental and regulatory bodies. To be considered independent under the rules of the NYSE, the Board must affirmatively determine that a director has no material relationship with Hanesbrands (either directly or as a partner, shareholder or officer of an organization that has a relationship with Hanesbrands). To assist it in determining each director's independence in accordance with the NYSE's rules, the Board has established guidelines, which provide that a Hanesbrands director will be presumed to be independent unless:

- within the preceding three years, the Hanesbrands director was an employee, or an immediate family member of the director was an executive officer, of Hanesbrands;
- within the preceding three years, the Hanesbrands director received during any twelve-month period more than $120,000 in direct compensation from Hanesbrands, or an immediate family member of the director received during any twelve-month period more than $120,000 in direct compensation for services as an executive officer of Hanesbrands, excluding director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);
- any of (1) the Hanesbrands director or an immediate family member of the Hanesbrands director is a current partner of a firm that is Hanesbrands' internal or independent auditor; (2) the Hanesbrands director is a current employee of such a firm; (3) an immediate family member of the Hanesbrands director is a current employee of such a firm and personally worked on Hanesbrands' audit; or (4) the Hanesbrands director or an immediate family member of the Hanesbrands director was, within the last three years (but is no longer), a partner or employee of such a firm and personally worked on Hanesbrands' audit within that time;
- within the preceding three years, a Hanesbrands executive officer served on the board of directors of a company that, at the same time, employed the Hanesbrands director, or an immediate family member of the director, as an executive officer;
- the Hanesbrands director is a current partner in, controlling shareholder or executive officer or employee of, or an immediate family member of the Hanesbrands director is a current partner in, controlling shareholder or executive officer of, another company that made payments to or received payments from Hanesbrands for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or two percent (2%) of such other company's consolidated gross revenues;
- the Hanesbrands director serves as an officer, director or trustee of a charitable organization, and discretionary charitable contributions by Hanesbrands to such organization, in the aggregate in any one year, exceed the greater of $1 million, or two percent (2%) of that organization's total annual charitable receipts (and "discretionary charitable contributions" shall include corporate cash contributions (including support for benefit events), grants from any charitable foundation established by Hanesbrands, and product donations); or
- the Hanesbrands director is an executive officer of another company which is indebted to Hanesbrands, or to which Hanesbrands is indebted, and the total amount of either company's indebtedness to the other is more than two percent (2%) of the total consolidated assets of the company the Hanesbrands director serves as an executive officer.

For purposes of these guidelines, an "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home, and references to "Hanesbrands" include all subsidiaries and divisions that are consolidated with Hanesbrands Inc.

The Board annually will review all commercial and charitable relationships between its directors and Hanesbrands to determine whether the directors meet these categorical independence tests. If a director has a relationship with Hanesbrands that is not covered by these independence guidelines, those Hanesbrands directors who satisfy such guidelines will consider the relevant circumstances and make an affirmative determination regarding whether such relationship is material or immaterial, and whether the director would therefore be considered independent under the NYSE's rules.

Hanesbrands will disclose in its proxy statement (a) the basis for any Board determination that a relationship was immaterial despite the fact that it did not meet the categorical independence tests set forth above, and (b) any charitable contributions made by Hanesbrands to any charitable organization in which a Hanesbrands director serves as an executive officer if, within the preceding three years, contributions in any single fiscal year exceeded the greater of $1 million, or two percent (2%) of such charitable organization's consolidated gross revenues.